Filed pursuant to Rule 424(b)(3)
File No. 333-262299

PROSPECTUS

1,577,600 Subordinate Voting Shares

This prospectus relates to the sale or other disposition from time to time of up to 1,577,600 subordinate voting shares, no par value, or Subordinate Voting Shares, by the selling shareholders named in this prospectus. We are not selling any Subordinate Voting Shares under this prospectus and will not receive any of the proceeds from the sale of Subordinate Voting Shares by the selling shareholders.

We have two classes of issued and outstanding shares: Subordinate Voting Shares and Multiple Voting Shares. We have no Super Voting Shares outstanding. All of our outstanding Super Voting Shares automatically converted into Multiple Voting Shares on March 21, 2021 and, following that conversion, we may not issue additional Super Voting Shares. The terms and conditions of the Subordinate Voting Shares and Multiple Voting Shares are identical except with respect to voting and conversion rights. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-100 basis. Each Subordinate Voting Share is entitled to one vote per share; each Multiple Voting Share is entitled 100 votes per share. Multiple Voting Shares may be converted into Subordinate Voting Shares at the option of their holder at any time and will automatically be converted into Subordinate Voting Shares under certain circumstances. The conversion ratio of the Multiple Voting Shares, or the Conversion Ratio, is subject to adjustment in certain circumstances. See “Description of Capital Stock”.

The selling shareholders may sell or otherwise dispose of the Subordinate Voting Shares covered by this prospectus in a number of different ways and at varying prices. The prices at which the selling shareholders may sell the Subordinate Voting Shares will be determined by the prevailing market price for the Subordinate Voting Shares or in negotiated transactions. We provide more information about the selling shareholders and how they may sell or otherwise dispose of their Subordinate Voting Shares in the sections entitled “Selling Shareholders” and “Plan of Distribution” on pages 30 and 128, respectively, of this prospectus. The selling shareholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the Subordinate Voting Shares with the Securities and Exchange Commission, which we refer to as the SEC.

Our Subordinate Voting Shares are quoted on the Canadian Securities Exchange, or the CSE, under the symbol “TRUL” and on the OTCQX Best Market under the symbol “TCNNF.” The last reported sale price of our Subordinate Voting Shares on the CSE on January 20, 2022 was C$28.14 per share and on the OTCQX Best Market on January 20, 2022 was $22.55 per share.

Investing in our Subordinate Voting Shares involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 28, 2022.

Unless the context otherwise requires, the terms “Trulieve,” “we,” “us” and “our” in this prospectus refer to Trulieve Cannabis Corp. and its subsidiaries, and “this offering” refers to the offering contemplated by this prospectus.

Neither we nor the selling shareholders authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in the jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of the date of such prospectus, regardless of its time of delivery or any sale of Subordinate Voting Shares. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the selling shareholders are not, making an offer of these securities in any jurisdiction where such offer is not permitted.

We have not done anything that would permit a public offering of the Subordinate Voting Shares or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Subordinate Voting Shares and the distribution of this prospectus outside of the United States.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Subordinate Voting Shares. You should read the following summary together with the more detailed information appearing in this prospectus, including our financial statements and related notes, and the information set forth under the sections titled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision. Unless the context otherwise requires, the terms “Trulieve,” “our company,” “the Company,” “we,” “us” and “our” in this prospectus refer to Trulieve Cannabis Corp. and its subsidiaries.

Overview

Trulieve is a vertically integrated cannabis company and multi-state operator which currently holds licenses to operate in ten states and has received notice of intent to award a license in an eleventh state. Headquartered in Quincy, Florida, we are the market leader for quality medical cannabis products and services in Florida and we have market leading retail operations in Arizona and Pennsylvania. By providing innovative, high-quality products across our brand portfolio, we aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to utilizing predictive analytics to stay abreast of market trends, consumer demographics and evolving demand.

All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only Arizona, California, Colorado, Connecticut, Massachusetts, and Nevada have adopted legislation permitting the commercialization of adult-use cannabis products. As of December 31, 2021, we employed over 9,000 people and we are committed to providing patients and adult consumers, which we refer to herein as “patients” or “customers,” a consistent and welcoming retail experience across Trulieve branded stores and affiliated retail locations. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered managed service agreements in the states in which they operate. As of January 15, 2022, we operated 160 dispensaries, with 111 dispensaries in Florida, 19 affiliated dispensaries in Pennsylvania, 17 dispensaries in Arizona, 5 dispensaries in California, 3 dispensaries in Maryland, 2 dispensaries in Massachusetts, 2 dispensaries in West Virginia and 1 dispensary in Connecticut, and we operated cultivation and processing facilities in Arizona, Colorado, Florida, Maryland, Massachusetts, Nevada, Pennsylvania, and West Virginia. As of September 30, 2021, prior to the closing of the Harvest acquisition, the majority of our revenue was generated from the sale of medical cannabis products in Florida. We expect the Harvest acquisition will have a significant impact on our results of operations and financial condition as of and for the fourth quarter ending December 31, 2021 and in future periods as we integrate Harvest’s business with our existing operations.

Our business and operations center around the Trulieve brand philosophy of “Patients First” which permeates our culture beginning with high- quality and efficient cultivation and manufacturing practices, focus on the consumer experience at Trulieve branded and affiliated retail locations, at our in-house call center and where available at patient residences through a robust home delivery program. Our investments in vertically integrated operations in several of our markets afford us ownership of the entire supply chain which mitigates third-party risks and allows us to completely control product quality and brand experience. We believe that this is contributive to high patient retention and brand loyalty. We successfully operate our core business functions of cultivation, production and distribution at scale, and are skilled at rapidly increasing capacity without any interruption to existing operations.

Trulieve has identified five regional geographic hubs in the U.S. and has established cannabis operations in three of the five hubs: Southeast, Northeast, and Southwest. In each of our three regional hubs we have market leading positions in cornerstone states and additional operations and assets in other state markets. Our hubs are managed by national and regional management teams supported by our corporate headquarters in Florida.

Southeast Hub

Our southeast hub operations are anchored by our cornerstone market of Florida. Trulieve was the first licensed operator in the medical market in Florida with initial sales in 2016. Publicly available reports filed with the Florida Office of Medical Marijuana Use show Trulieve has the most dispensing locations and the greatest dispensing volume across product categories out of all licensed medical marijuana businesses in the state as of December 31, 2021. Trulieve cultivates and produces all of its products in-house and distributes those products to patients in Trulieve branded stores (dispensaries) throughout Florida, as well as via home delivery.

As of December 31, 2021, Trulieve operated over 2.8 million square feet of cultivation and processing facilities across thirteen sites. In accordance with Florida law, Trulieve grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 800 stock keeping units, or SKUs, as of December 31, 2021, including flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that consistently delivers the desired effect and in their preferred method of delivery. These products are delivered to patients statewide in Trulieve-branded retail stores and by home delivery. As of December 31, 2021, Trulieve operated 111 retail dispensaries throughout Florida.

In Georgia, Trulieve received a Notice of Intent to award a Class 1 Production License from the Georgia Access to Medical Cannabis Commission in July 2021. The Notice of Intent to award is a notice of the Georgia Access to Medical Cannabis Commission’s expected contract award to Trulieve GA pending resolution of a protest process. If the contract is awarded, Trulieve GA will hold one of two Class 1 Production Licenses in the state and will be permitted to cultivate cannabis for the manufacture of low tetrahydrocannabinol, or THC oil.

Northeast Hub

Our northeast hub operations are anchored by our cornerstone market of Pennsylvania. As of December 31, 2021, Trulieve operated approximately 344 thousand square feet of cultivation and processing capacity and 26 dispensaries in the northeast.

Trulieve conducts cultivation, processing, and retail operations through its direct and indirect subsidiaries with permits for retail operations and grower/processor operations in Pennsylvania. These subsidiaries operate cultivation and processing facilities in McKeesport, Reading, and Carmichael, Pennsylvania to support our affiliated network of retail dispensaries and wholesale distribution network across the state.

Trulieve operates three medical dispensaries and conducts wholesale sales supported by approximately 122,000 square feet of cultivation and processing in Hancock, Maryland. As of December 2021, there were approximately 147,070 registered patients in the state.

Trulieve operates two retail dispensaries in Massachusetts, serving medical patients and adult use customers in Northampton and adult use customers in Worcester. Our retail operations are supported by cultivation and manufacturing operations in Holyoke. We commenced wholesale sales in September 2021. Trulieve was the first to offer sales of clones supporting home grow for residents in the Massachusetts market in August 2021.

Trulieve operates a medical cannabis dispensary located in Bristol, Connecticut. Under Connecticut’s adult-use cannabis legislation, which was enacted July 1, 2021, Trulieve can seek regulatory approval to expand sales at this dispensary to include adult use sales.

Trulieve operates two medical dispensaries in Morgantown and Weston, West Virginia, supported by cultivation and processing operations in Huntington, West Virginia. Trulieve has been awarded and has acquired permits to operate up to a total of nine dispensaries in West Virginia.

Southwest Hub

Our southwest hub operations are anchored by our cornerstone market of Arizona. As of December 31, 2021, Trulieve operated approximately 375 thousand square feet of cultivation and processing capacity and 22 dispensaries in the southwest.

As of December 31, 2021, Trulieve operated 17 medical and adult use dispensaries in Arizona with three additional vertical licenses and one option to purchase a license. Our Arizona dispensaries are supported by approximately 320,000 square feet of indoor, greenhouse and outdoor cultivation facilities, with expansion of these facilities currently underway.

Trulieve operates five licensed medical and/or adult-use cannabis dispensaries in California in Grover Beach, Napa, Palm Springs, and Venice.

Trulieve conducts wholesale operations serving the medical and adult use markets and operates a 32,000 square foot cultivation and production facility located in Cheyenne, Nevada. Trulieve operates a 14,000 square foot processing facility in Denver, Colorado in connection with its wholesale business serving the medical and adult use markets.

Key Business Objectives

Trulieve will continue to focus on achieving our vision and mission to be a leading customer-focused cannabis brand in the U.S., with depth in select markets with favorable attributes relative to our strategic vision. We aim to provide the highest level of cannabis products and customer experience through authentic and reciprocal relationships.

Our strategic priorities include the following:

•	Developing exceptional customer experiences and building brand loyalty through elevated retail experiences, high quality cannabis products, and customer first approach;

•	Continuing to execute on our hub strategy by:

•	Building additional scale and depth in our cornerstone markets of Arizona, Florida, and Pennsylvania;

•	Expanding operations as appropriate in new and existing markets; and

•	Pursuing organic license awards and strategic acquisition opportunities

•	Distributing branded products through branded retail locations and wholesale network by:

•	Expanding distribution of branded products through branded retail locations;

•	Converting acquired, affiliated, and/or operated retail locations to Trulieve branded retail; and

•	Developing and expanding wholesale channels with initial emphasis on Arizona, Massachusetts, Maryland, and Pennsylvania markets

•	Innovating across product and consumer categories with a continued focus on meeting patient and customer needs;

•	Investing in infrastructure and support for future growth; and

•	Focusing on profitable growth and prudent capital allocation.

Recent Developments

Harvest Acquisition

On May 10, 2021, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) with Harvest Health & Recreation Inc., a British Columbia corporation (“Harvest”), pursuant to which the Company agreed to acquire all of the issued and outstanding equity securities of Harvest (the “Arrangement”). On October 1, 2021 (the “Closing Date”), the Company completed its acquisition of Harvest pursuant to the Arrangement Agreement. On the Closing Date, the Company acquired all of the issued and outstanding subordinate voting shares, multiple voting shares and super voting shares (collectively the “Harvest Shares”) of Harvest. Pursuant to the terms of the Arrangement Agreement, holders of Harvest Shares received 0.1170 of a Subordinate Voting Share of the Company for each Harvest Share held. In total, the Company issued an aggregate of 50,874,175 Trulieve Shares, representing total consideration of approximately $1.4 billion based on the closing price of Trulieve’s Subordinate Voting Shares on September 30, 2021.

Prior to the acquisition, Harvest was one of the largest multi-state vertically integrated operators in the cannabis industry in the United States operating from “seed to sale.” Harvest is one of the largest operators in the state of Arizona, which is one of the largest medical and recreational cannabis markets in the country and one of the oldest regulated cannabis markets in the world. Harvest operates facilities or provides services to cannabis dispensaries in Arizona, California, Colorado, Florida, Maryland, Nevada and Pennsylvania. In addition, Harvest owns CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado. We expect the Harvest acquisition will have a significant impact on our results of operations and financial condition as of and for the fourth quarter ending December 31, 2021 and in future periods as we integrate Harvest’s business with our existing operations.

Other Developments

On December 24, 2021, the Board of Directors of the Company appointed Steve White as President of the Company.

On October 6, 2021, the Company closed its previously announced private placement of 8% Senior Secured Notes (the “2026 Notes”) for aggregate gross proceeds of $350.0 million and net proceeds of $342.6 million. The 2026 Notes were issued at 100% face value, bear an interest rate of 8% per annum payable semi-annually in equal installments until the maturity date, unless earlier redeemed or repurchased. The 2026 Notes will mature on October 6, 2026 and may be redeemed in whole or in part, at any time from time to time, on or after October 6, 2023 at the application redemption price set forth in the indenture. The Company used a portion of the net proceeds to redeem certain outstanding indebtedness of Harvest, and intends to use the remaining portion of the net proceeds for capital expenditures and other general corporate purposes.

On September 29, 2021, the Board of Directors of the Company appointed Rebecca Young as Vice President and Chief Accounting Officer (and principal accounting officer) of the Company.

On July 8, 2021, we closed the acquisition of Keystone Shops, which holds a dispensary license and operates dispensaries in Philadelphia, Devon, and King of Prussia, Pennsylvania.

On July 2 and June 28, 2021, we closed of the acquisition of certain assets of PCMV and Nature’s Remedy, respectively, including the rights to a Provisional Marijuana Retailer License from the Massachusetts Cannabis Control Commission for an adult-use marijuana retailer in Framingham and a Final Marijuana Retailer License from the Cannabis Control Commission for an adult-use marijuana retailer in Worcester, and accompanying leasehold interests, permits and entitlements.

On June 9, 2021, we announced the closing of the acquisition of Solevo Wellness West Virginia LLC and its three West Virginia dispensary permits.

On June 3, 2021, Life Essence opened its first dispensary in the Commonwealth of Massachusetts in the City of Northampton. The dispensary serves both adult-use and medical marijuana patients.

On May 6, 2021, we announced the closing of the acquisition of Mountaineer Holding LLC, including its cultivation permit and two dispensary permits.

On April 12, 2021, we announced the closing of an underwritten, marketed public offering of 5,750,000 Subordinate Voting Shares at a public offering price of C$50.00 per share ($39.63 per share after giving effect to the conversion rate published by Bloomberg at 4:30pm ET on April 7, 2021 to convert Canadian dollars to U.S. dollars). The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were C$287.5 million (or $227.9 million after giving effect to the conversion rate denoted above). The net proceeds from the offering were approximately $219.1 million.

Our principal executive offices are located at 6749 Ben Bostic Road, Quincy, Florida, 32351 and our telephone number is (850) 480-7955. We maintain a website at http://www.trulieve.com. The information contained on, or accessible through, our website is not part of this prospectus. Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the Canadian securities regulators on SEDAR, at www.sedar.com. We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the Subordinate Voting Shares to be sold in this offering. For further information about us and our Subordinate Voting Shares, you may refer to the registration statement. You may read, without charge, all or any portion of the registration statement or any reports, statements or other information we file with the SEC on the internet website maintained by the SEC at http://www.sec.gov.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	an extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements to hold a non-binding advisory vote on executive compensation or seek shareholder approval of golden parachute arrangements not previously approved; and

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an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of our internal control over financial reporting.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

We expect to take advantage of some or all of the reduced reporting and other requirements that will be available to us as long as we qualify as an emerging growth company. We will cease to be an emerging growth company and become ineligible to rely on the above exemptions, if we:

•	have $1.07 billion or more in annual revenue in a fiscal year;

•	issue more than $1.0 billion of non-convertible debt during any three-year period; or

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become a “large accelerated filer” as defined in Rule 12b-2 promulgated under the Exchange Act, which would occur as of the end of our fiscal year where: (i) we have filed at least one annual report pursuant to the Exchange Act; (ii) we have been a company reporting with the Securities and Exchange Commission, or the SEC, for at least 12 months; and (iii) the market value of shares of our Subordinate Voting Shares that are held by non-affiliates equals or exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter.

The Offering

Subordinate Voting Shares offered:	The selling shareholders may offer from time to time up to an aggregate of 1,577,600 Subordinate Voting Shares.

Subordinate Voting Shares outstanding:	As of September 30, 2021, 74,611,611 Subordinate Voting Shares were issued and outstanding and 54,919,596 Subordinate Voting Shares were issuable upon conversion of outstanding Multiple Voting Shares. In connection with the closing of the Harvest acquisition on October 1, 2021, we issued an additional 50,874,175 Subordinate Voting Shares.

Use of proceeds:	We will not receive any of the proceeds from the sale of Subordinate Voting Shares by the selling shareholders in this offering.

Risk Factors:	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our Subordinate Voting Shares.

Stock exchange listing:	The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol “TRUL” and trade on the OTCQX Best Market under the symbol “TCNNF.”

Description of Capital Stock:	We have two classes of issued and outstanding shares: Subordinate Voting Shares and Multiple Voting Shares. The terms and conditions of the Subordinate Voting Shares and Multiple Voting Shares are identical except with respect to voting and conversion rights. Each Subordinate Voting Share is entitled to one vote, and each Multiple Voting Share is entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share may then be converted. Each Multiple Voting Share may be converted into one hundred Subordinate Voting Shares at the option of its holder (based on the current Conversion Ratio, which is subject to adjustment in certain circumstances) and will be automatically converted into Subordinate Voting Shares if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares): (A) the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the Securities Act; (B) the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and (C) the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the CSE or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission). Because we are not registering for resale the Subordinate Voting Shares issuable upon conversion of all of the Multiple Voting Shares, we do not currently plan to require each holder of Multiple Voting Shares to convert their Multiple Voting Shares into Subordinate Voting Shares.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial and other data as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020 and as of and for the years ended December 31, 2020, 2019 and 2018. Summary consolidated historical financial data has been derived from our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following financial information together with the information under the sections titled “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019	2018

	(unaudited)		(in thousands)
Statement of Operations Data:
Revenues, Net of Discounts	$633,037	$353,096	$521,533	$252,819	$102,817
Cost of Goods Sold	199,345	86,557	135,116	60,982	22,385

Gross Profit	433,692	266,539	386,418	191,837	80,431

Operating Expenses:
General and Administrative	55,869	22,696	36,056	14,071	19,156
Sales and Marketing	142,858	80,764	119,395	59,349	25,050
Depreciation and Amortization	19,829	8,612	12,600	5,079	1,138

Total Operating Expenses	218,556	112,072	168,051	78,499	45,344

Income from Operations	215,136	154,467	218,367	113,338	35,088
Other Income (Expense):
Interest Expense, Net	(20,693)	(16,566)	(20,237)	(9,050)	(2,103)
Other (Expense) Income, Net	385	(10,827)	(40,680)	(607)	60

Total Other Expense	(20,308)	(27,393)	(60,917)	(9,658)	(2,044)

Income Before Provision for Income Taxes	194,828	127,074	157,450	103,680	33,044
Provision For Income Taxes	105,254	67,116	94,451	50,586	22,151

Net Income and Comprehensive Income	$89,574	$59,958	$62,999	$53,094	$10,893

Net Income Per Share Attributable to Common Shareholders
Basic	$0.73	$0.54	$0.55	$0.48	$0.11
Diluted	$0.68	$0.52	$0.53	$0.46	$0.11
Weighted Average Common Shares Outstanding
Basic	122,984	111,825	113,572	110,206	101,697
Diluted	130,927	115,999	118,326	115,318	103,201

As of September 30, 2021
(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash	$213,574
Working capital(1)	291,235
Total assets	1,276,039
Total liabilities	453,396
Total shareholders’ equity	822,643

(1)	We define working capital as current assets less current liabilities.

Summary Risk Factors

You should consider all the information contained in this prospectus including, in particular, the risk factors described under “Risk Factors” beginning on page 11. Some of these risks that relate to Trulieve include, but are not limited to:

•	Cannabis is illegal under United States federal law, the regulation of cannabis in the United States is uncertain and the cannabis industry is relatively new.

•	Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

•	We may acquire other companies or technologies and if we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

•	Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.

•	The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

•	Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

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We have identified a material weakness in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures are not effective. While we are working to remediate any material weakness or significant deficiencies in our internal controls over financial reporting, we cannot assure you that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results or prevent fraud, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

•	We could be materially adversely impacted due to restrictions under U.S. border entry laws.

•	As a cannabis company, we may be subject to heightened scrutiny in Canada and the United States that could materially adversely impact the liquidity of the Subordinate Voting Shares.

•	The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.

•	The COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

•	We may not be able to locate and obtain the rights to operate at preferred locations.

•	As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

•	We expect to be subject to taxation in both Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

•	We may not have access to United States bankruptcy protections available to non-cannabis businesses.

•	We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

•	There is doubt regarding our ability to enforce contracts and our property is subject to risk of civil asset forfeiture.

•	We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

•	We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

•	We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

•	We are subject to risks related to growing an agricultural product.

•	We may not be able to adequately protect our intellectual property.

•	We are highly dependent on certain key personnel.

•	We may be at a higher risk of IRS audit.

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Product recalls could result in a material and adverse impact on our business, financial condition and results of operations and we face inherent risks of liability claims related to the use of our products.

•	Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

•	We could be subject to criminal prosecution or civil liabilities under RICO.

•	We are subject to security risks related to our products as well as our information and technology systems.

•	We may have increased labor costs based on union activity.

•	Our significant indebtedness may adversely affect our business, financial condition and financial results.

•	We may be unable to obtain adequate insurance coverage.

•	Additional issuances of Multiple Voting Shares or Subordinate Voting Shares may result in further dilution and could have anti-takeover effects.

•	Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

•	The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile and there may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

•	Trulieve and Harvest may not integrate successfully.

•	Other than publicly-available information, Trulieve has relied on information made available by Harvest.

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Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to us.

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We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business including the jurisdictions in which Harvest, our newly acquired subsidiary, does business.

•	We may be subject to constraints on and differences in marketing our products under varying state laws, including the laws of the states in which Harvest, our recently acquired subsidiary operates.

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The pro forma financial statements presented in this prospectus under the heading “Unaudited Pro Forma Condensed Combined Financial Information” for illustrative purposes only and may not be an indication of the financial condition or results of operations of the combined company.

•	Our subsidiaries, including Harvest, may not be able to obtain or maintain necessary permits and authorizations.

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We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, including the employees, contractors, consultants and agents of Harvest, our recently acquired subsidiary, which may subject us to investigations and actions.

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We may encounter increasingly strict environmental regulation in connection with our operations and the associated permitting, which may increase the expenses for cannabis production or subject us to enforcement actions by regulatory authorities.

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We may be required to disclose personal information to government or regulatory entities in the jurisdictions in which we do business, including the government and regulatory agencies in the jurisdictions in which Harvest, our recently acquired subsidiary, does business.

RISK FACTORS

Investing in our Subordinate Voting Shares involves a high degree of risk. Before you decide to invest in our Subordinate Voting Shares, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks actually occur, our business, results of operations and financial condition would likely be materially and adversely affected. In these circumstances, the market price of our Subordinate Voting Shares could decline, and you may lose part or all of your investment.

Risks related to Our Business and Industry

Cannabis is illegal under United States federal law.

In the United States, or the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision. The concepts of “medical cannabis,” “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Although we believe that our business activities are compliant with applicable state and local laws in the United States, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the United States federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

The regulation of cannabis in the United States is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol, or CBD, and THC remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the medical and adult use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investments.

Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

Trulieve and Harvest may not integrate successfully.

Trulieve and Harvest intend to integrate their operations. However, operational and strategic decisions and staffing decisions are ongoing. The closing of the acquisition presents challenges to management, including the integration of management structures, operations, information technology and accounting systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention and the loss of key employees or customers. The ability to realize the benefits of the Harvest acquisition may depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Trulieve’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Trulieve’s and Harvest’s businesses. The performance of the combined company could be adversely affected if the combined company cannot retain key employees to assist in the ongoing operations. As a result of these factors, it is possible that the cost reductions and synergies expected will not be realized. The difficulties that management encounters in the transition and integration processes could have an adverse effect on the revenues, level of expenses and operating results of the combined company. The amount and timing of the synergies the parties hope to realize may not occur as planned. As a result of these factors, it is possible that any anticipated benefits from the Harvest acquisition will not be realized.

We may acquire other companies or technologies.

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisition include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of research and development and sales and marketing functions;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources, and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

•	potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders’ interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.

In February 2014, the Financial Crimes Enforcement Network, or FinCEN, bureau of the United States Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the United States Department of Justice, or DOJ, FinCEN or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States and may have to operate our United States business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

In the event that any of our operations or related activities in the United States were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

The re-classification or de-scheduling of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, or federal legislation passes that would de-schedule cannabis from the CSA’s list of controlled substances, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-categorized as a Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by United States Food and Drug Administration, or FDA, if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the United States Drug Enforcement Administration, or DEA, or other new federal regulators as proposed in the CAOA. In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA or new federal regulators to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products and failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA or other new regulators may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings. Additionally, federal legislation could result in increased competition in the states in which we operate from out-of-state transportation of cannabis from other U.S. cannabis companies, or imports of cannabis from other countries.

Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.

Should the United States federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

We could be materially adversely impacted due to restrictions under U.S. border entry laws.

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the United States as a result of their business associations with U.S. cannabis businesses. Entry into the United States happens at the sole discretion of United States Customs and Border Patrol, or CBP, officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the United States. Business or financial involvement in the cannabis industry in the United States could also be reason enough for denial of entry into the United States. On September 21, 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the United States. On October 9, 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers and managers of and investors in companies involved in business activities related to cannabis in the United States (such as Trulieve), who are not U.S. citizens face the risk of being barred from entry into the United States for life.

As a cannabis company, we may be subject to heightened scrutiny in Canada and the United States that could materially adversely impact the liquidity of the Subordinate Voting Shares.

Our existing operations in the United States, and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States and Canada.

Given the heightened risk profile associated with cannabis in the United States, The Canadian Depository of Securities, or CDS, may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the United States.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

The COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

The global outbreak of the novel strain of the coronavirus known as COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments or their impact on our financial results and condition. Thus far, the COVID-19 pandemic has not had a material adverse effect on our business, financial condition and results of operations.

Nonetheless, our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the continuing COVID-19 pandemic. The risk of a pandemic, or public perception of such a risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our products. These risks could also adversely affect our customers’ financial condition, resulting in reduced spending for the products we sell. Moreover, any epidemic, pandemic, outbreak or other public health crisis, including COVID-19, could cause our employees to avoid our properties, which could adversely affect our ability to adequately staff and manage our businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations if employees who cannot perform their responsibilities from home are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our stores or other facilities. Although our medical dispensaries in some states have been considered essential services and therefore have been allowed to remain operational during stages of the pandemic where certain states ordered businesses to shut down, our adult-use operations may not be allowed to remain open during any future emergency orders resulting from the COVID-19 pandemic.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent its further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely affect our business, financial condition, growth strategies and results of operations.

We may not be able to locate and obtain the rights to operate at preferred locations.

In Massachusetts, Connecticut and other states, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.

Under Section 280E of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, “no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted.” This provision has been applied by the United States Internal Revenue Service, or the IRS, to cannabis operations, prohibiting them from deducting expenses directly associated with cannabis businesses. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses.

We expect to be subject to taxation in both Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

We are a Canadian corporation, and as a result generally would be classified as a non-United States corporation under the general rules of U.S. federal income taxation. IRC Section 7874, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under IRC Section 7874, a corporation created or organized outside of the United States will nevertheless be treated as a United States corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the acquired United States corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities.

Pursuant to IRC Section 7874, we are classified as a United States corporation for United States federal income tax purposes and are subject to United States federal income tax on our worldwide income. Regardless of any application of IRC Section 7874, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we are subject to taxation both in Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.

We may not have access to United States bankruptcy protections available to non-cannabis businesses.

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that United States federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.

Trulieve Cannabis Corp. is a holding company and essentially all of its assets are the capital stock of its subsidiaries. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to Trulieve Cannabis Corp. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries’ operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of one of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary’s assets before we or our shareholders would be entitled to any payment or residual assets.

There is doubt regarding our ability to enforce contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the United States, judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state), although there are a few multistate operators with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. For example, in Massachusetts, no person or entity may have an ownership interest in, or control over, more than three medical licenses or three adult-use licenses in any category, which include cultivation, product manufacturing, transport or retail. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the our management team. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

We are subject to risks related to growing an agricultural product.

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

We may not be able to adequately protect our intellectual property.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

We have identified a material weakness in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures are not effective. While we are working to remediate any material weakness or significant deficiencies in our internal controls over financial reporting, we cannot assure you that additional material weaknesses or significant deficiencies will not occur in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results or prevent fraud, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have historically had a small internal accounting and finance staff. This lack of adequate accounting resources has resulted in the identification of a material weakness in our internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

As disclosed in our Form 10-Q for the quarter ended September 30, 2021, our management team identified errors in the accounting for leases and asset acquisitions. Management reviewed these errors identifying the root cause due to the control environment component of internal control as the Company did not maintain a sufficient complement of personnel with the appropriate level of knowledge, experience, and training in certain areas important to financial reporting. During 2021, even though a material misstatement was not identified in the Company’s financial statements, it was determined that there was a reasonable possibility that a material misstatement in the Company’s financial statements would not have been prevented or detected on a timely basis.

We have taken actions toward the remediation of the material weakness in our internal control over financial reporting including: adding additional positions including Chief Accounting Officer, Director of Financial Reporting, Assistant Controller, Director of Shared Services, Northeast Controller, and Tax Director to provide enhanced oversight and technical experience in certain areas important to financial reporting; engaging third party experts to assist management in assessing current processes and designing improved processes and controls for the consolidated Company; adding a Chief Technology Officer to enhance the information technology environment including automation of processes and controls and finalization of an ongoing SAP implementation; and reviewing business processes surrounding leases, acquisitions, and other complex financial reporting areas to identify and being the implementation of enhanced procedures related to internal controls. Nonetheless, the material weaknesses in the Company’s internal control over financial reporting will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing that these controls operate effectively. As of the date of this quarterly report, management is in the process of testing and evaluating these additional controls to determine whether they are operating effectively. We plan to continue to take additional steps to remediate the material weakness and improve our financial reporting systems and implement new policies, procedures and controls. If we do not successfully remediate the material weakness described above, or if other material weaknesses or other deficiencies arise in the future, we may be unable to accurately report our financial results, which could cause our financial results to be materially misstated and require restatement.

We are highly dependent on certain key personnel.

We depend on key managerial personnel, including Kim Rivers, our Chief Executive Officer, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

We may be at a higher risk of IRS audit.

Based on anecdotal information, we believe there is a greater likelihood that the Internal Revenue Service will audit the tax returns of cannabis-related businesses. Any such audit of our tax returns could result in our being required to pay additional tax, interest and penalties, as well as incremental accounting and legal expenses, which could be material.

We face inherent risks of liability claims related to the use of our products.

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares. Even if we achieve a successful result in any litigation in which we are involved, the costs of litigation and redirection of our management’s time and attention could have an adverse effect on our results of operations and financial condition.

Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and our company generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

We could be subject to criminal prosecution or civil liabilities under RICO.

The Racketeer Influenced Corrupt Organizations Act (“RICO”) criminalizes the use of any profits from certain defined “racketeering” activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as “racketeering” as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such “racketeers,” and can claim triple their amount of estimated damages in attendant court proceedings. Trulieve or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

We are subject to security risks related to our products as well as our information and technology systems.

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing our products.

In addition, we collect and store personal information about our patients and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers on our systems and applications. Though we maintain robust, proprietary security protocols, we may experience attempts by third parties to obtain unauthorized access to the personally identifiable information and other confidential information of our customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information and other confidential information could have a material adverse impact on our business, financial condition and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Our operations depend and will depend, in part, on how well we protect our networks, equipment, information technology, or IT, systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We may have increased labor costs based on union activity.

Labor unions are working to organize workforces in the cannabis industry in general. Currently, there is no labor organization that has been recognized as a representative of our employees with the exception of the employees at our affiliated Reading, Pennsylvania cultivation and processing facility. However, it is possible that additional retail and/or manufacturing locations will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. We cannot predict how stable our relationships with these U.S. labor organizations will/would be or whether we would be able to meet any unions’ requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

We face risks related to our products.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. These products are relatively untested in the marketplace, and we cannot assure shareholders and investors that we will achieve market acceptance for these products, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the industry. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop, manage and market these new products and services could seriously harm our business, prospects, revenue, results of operation and financial condition.

Our significant indebtedness may adversely affect our business, financial condition and financial results.

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing our indebtedness, including the $70.0 million in aggregate principal amount of notes we issued on June 18, 2019, the $60.0 million in aggregate principal amount of notes we issued on November 7, 2019 and the $350.0 million in aggregate principal amount of notes we issued on October 6, 2021. The contractual restrictions in the instruments governing such notes include restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions or make certain other payments, and to sell or otherwise dispose of certain assets. A failure to comply with such obligations could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. Our significant indebtedness could have important consequences, including: (i) our ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; and (ii) all or part of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations. These factors may adversely affect our cash flow. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially and adversely affect our business, results of operations, and financial condition.

We may be unable to obtain adequate insurance coverage.

We have obtained insurance coverage with respect to workers’ compensation, general liability, directors’ and officers’ liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

We rely on key utility services.

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

Other than publicly-available information, Trulieve has relied on information made available by Harvest.

Other than publicly-available information, all historical information relating to Harvest presented in this registration statement, has been provided in exclusive reliance on the information made available by Harvest and their respective representatives. Although Trulieve has no reason to doubt the accuracy or completeness of the information provided herein by Harvest, any inaccuracy or omission in such information contained in this registration statement could result in unanticipated liabilities or expenses, increase the cost of integrating Harvest into Trulieve’s existing business or adversely affect the operational plans of the combined entities and its result of operations and financial condition at Trulieve and may negatively affect the price of Trulieve’ Subordinate Voting Shares.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures for realizing the benefit from cannabis licenses that could result in materially detrimental consequences to us.

We realize, and will continue to realize, the benefits from cannabis licenses pursuant to a number of different structures, depending on the regulatory requirements from state-to-state, including, following the Harvest acquisition, realizing the economic benefit of cannabis licenses through management agreements and other commercial arrangements. Such agreements are often required to comply with applicable laws and regulations or are in response to perceived risks that we determine warrant such arrangements.

The foregoing structures present various risks to us and our subsidiaries including, but not limited to, the following risks, each of which could have a material adverse effect on our business, financial condition and results of operations:

•

A governmental body or regulatory entity may determine that these structures are in violation of a legal or regulatory requirement or change such legal or regulatory requirements such that a commercial arrangement or management agreement structure violates such requirements (where it had not in the past). We will not be able to provide any assurance that a license application submitted by a third party will be accepted, especially if the management and operation of the license is dependent on a commercial arrangement or management agreement structure.

•

There could be a material and adverse impact on the revenue stream we intend to receive from or on account of cannabis licenses (as we will not be the license holder, and therefore any economic benefit is received pursuant to a contractual arrangement). If a commercial arrangement or management agreement is terminated, we will no longer receive any economic benefit from the applicable dispensary and/or cultivation license.

•	These structures could potentially result in the funds invested by us being used for unintended purposes, such as to fund litigation.

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If a management agreement or commercial arrangement structure is in place, we will not be the license holder of the applicable state-issued cannabis license, and therefore, only have contractual rights in respect of any interest in any such license. If the license holder fails to adhere to its contractual agreement with us, or if the license holder makes, or omits to make, decisions in respect of the license that we disagree with, we will only have contractual recourse and will not have recourse to any regulatory authority.

•	The license holder may renege on its obligation to pay fees and other compensation pursuant to a commercial arrangement or management agreement or violate other provisions of these agreements.

•

The license holder’s acts or omissions may violate the requirements applicable to it pursuant to the applicable dispensary and/or cultivation license, thus jeopardizing the status and economic value of the license holder (and, by extension, of our business).

•	In the case of a management agreement, the license holder may terminate the agreement if any loan owing to us is paid back in full and the license holder is able to pay a break fee.

•

In the case of a commercial arrangement, the license holder is a generally an employee or officer of Harvest or one of its subsidiaries (or an affiliate or associate of such individual or individuals); however, in a typical management agreement structure, the license is owned by a party or parties unrelated to Harvest or any of its subsidiaries.

•	The license holder may attempt to terminate the commercial arrangement or management agreement in violation of its express terms.

In any or all of the above situations, it would be difficult and expensive for us to protect our rights through litigation, arbitration, or similar proceedings.

Risks Associated with COVID-19 and Disease Outbreaks

A local, regional, national or international outbreak of a contagious disease, including the COVID-19 coronavirus could, (i) result in a reduction in the demand for, and prices of, Harvest’s and Trulieve’s products, (ii) cause shortages of employees to staff Harvest’s and Trulieve’s facilities, (iii) interrupt supplies from third parties upon which Harvest’s and Trulieve’s relies, (iv) result in governmental regulation adversely impacting Harvest’s and Trulieve’s respective businesses, including restrictions to contain the virus being imposed which may restrict, among other things, movement of individuals or the operation of certain businesses, and (v) otherwise have a negative effect on Harvest’s and Trulieve’s respective business, financial condition and results of operations. Such adverse effect could be rapid and unexpected.

The pro forma financial statements included in this prospectus are presented for illustrative purposes only and may not be an indication of the financial condition or results of operations of Trulieve following the Arrangement.

The pro forma financial statements contained in this prospectus are presented for illustrative purposes only and may not be an indication of the Trulieve’s financial condition or results of operations following the Arrangement for a number of reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Trulieve and Harvest and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Trulieve and Harvest is not reflected in the pro forma financial statements.

As a result, the actual financial condition and results of operations of Trulieve following the Arrangement may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Arrangement. Any potential decline in the combined company’s financial condition or results of operations may cause a significant decrease in the share price of Trulieve.

It may be challenging for Trulieve to service additional indebtedness incurred.

Trulieve may be required to draw down or incur additional indebtedness under its credit facilities or other sources of debt financing. The additional indebtedness will increase the interest payable by Trulieve from time to time until such amounts are repaid, which will represent an increase in Trulieve’s cost and a potential reduction in its income. In addition, Trulieve may need to find additional sources of financing to repay this amount when it becomes due, which could have an adverse effect on Trulieve.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business including the jurisdictions in which Harvest, our newly acquired subsidiary, does business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services. Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the manufacture, production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry at the state and local level. The effect of relevant governmental authorities’ administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, prospects, revenue, results of operation and financial condition.

While we endeavor to comply with all relevant laws, regulations and guidelines and, to our knowledge, we are in compliance or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities and/or revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance.

To the extent Trulieve is not able to be competitive, such inability could adversely affect Trulieve’s results.

Trulieve expects significant competition from other companies. Some of these companies may have significantly greater financial, technical, marketing and other resources than Trulieve, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Trulieve’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to produce and sell higher margin products. To the extent that Trulieve is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, Trulieve’s business, financial condition and results of operations could be materially and adversely affected.

Should the size of the cannabis market increase as projected, the overall demand for products and number of competitors will increase as well, and in order for Trulieve to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If Trulieve is not successful in obtaining sufficient resources to invest in these areas, Trulieve’s ability to compete in the market may be adversely affected, which could materially and adversely affect Trulieve’s business, financial condition, results of operations and prospects.

Any ability to secure necessary supplies and services from third-party suppliers, manufacturers and contractors could have a material adverse impact on Trulieve’s business.

Trulieve intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the variability surrounding the regulation of cannabis in the U.S., Trulieve’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for Trulieve’s operations. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the U.S., may have an adverse effect on Trulieve’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact Trulieve’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on Trulieve’s business, financial condition, results of operations and prospects.

U.S. state and local regulation of cannabis is uncertain and changing.

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, Trulieve’s business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could materially adversely affect Trulieve, its business and its assets or investments.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. Notwithstanding Trulieve’s efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that Trulieve will receive the requisite licenses, permits or cards to continue operating its business.

In addition, local laws and ordinances could restrict Trulieve’s business activity. Although Trulieve’s post-closing operations are legal under the laws of the states in which it will operate, in many circumstances, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances and similar laws could be adopted or changed and have a material adverse effect on Trulieve’s business.

Multiple states where medical and/or adult use cannabis is legal have or are considering special taxes or fees on businesses in the marijuana industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon Trulieve’s business, prospects, revenue, results of operation and financial condition.

We may be subject to constraints on and differences in marketing our products under varying state laws, including the laws of the states in which Harvest, our recently acquired subsidiary operates.

There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

Our subsidiaries, including Harvest, may not be able to obtain or maintain necessary permits and authorizations.

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a subsidiary’s ability to operate in the cannabis industry, which could have a material adverse effect on our business, financial condition or results of operations.

We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, including the employees, contractors, consultants and agents of Harvest, our recently acquired subsidiary, which may subject us to investigations and actions.

We will be exposed to the risk that any of their employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and provincial healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a material impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition or results of operations.

We may encounter increasingly strict environmental regulation in connection with our operations and the associated permitting, which may increase the expenses for cannabis production or subject us to enforcement actions by regulatory authorities.

Our operations are subject to environmental regulation in the various jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not have a material adverse effect on our business, financial condition or results of operations.

Government approvals and permits are currently, and may in the future be, required in connection with our operations. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from our proposed production of cannabis or from proceeding with the development of our operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The subsidiaries may be required to compensate those suffering loss or damage by reason of their operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis, or more stringent implementation thereof, could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development, and could have a material adverse effect on our business, financial condition or results of operations.

We may be required to disclose personal information to government or regulatory entities in the jurisdictions in which we do business, including the government and regulatory agencies in the jurisdictions in which Harvest, our recently acquired subsidiary, does business.

We own, manage, or provide services to various U.S. state licensed cannabis operations. Acquiring even a minimal and/or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose investors’ personal information. While these requirements vary by jurisdiction, some require interest holders to apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other documents and information. Some states require disclosures of directors, officers and holders of more than a certain percentage of equity of the applicant. While certain states include exceptions for investments in publicly traded entities, not all states do so, and some such exceptions are confined to companies traded on a U.S. securities exchange. If these regulations were to extend to us, investors would be required to comply with such regulations, or face the possibility that the relevant cannabis license could be revoked or cancelled by the state licensing authority.

Risks related to owning Subordinate Voting Shares

Additional issuances of Multiple Voting Shares or Subordinate Voting Shares may result in further dilution and could have anti-takeover effects.

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder’s holdings. Our articles permit the issuance of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our board of directors has discretion to determine the price and the terms of further issuances. The ability of our board of directors to issue additional Multiple Voting shares and/or Subordinate Voting Shares could also have anti-takeover effects. Moreover, we will issue additional Subordinate Voting Shares on the conversion of the Multiple Voting Shares in accordance with their terms. To the extent holders of our options, warrants or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, our investors will suffer dilution to their voting power and economic interest.

Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. As of September 30, 2021, we had an aggregate of 549,195.96 Multiple Voting Shares outstanding, which were convertible into an aggregate of 54,919,596 Subordinate Voting Shares. If all or a substantial portion of our Multiple Voting Shares are converted into Subordinate Voting Shares, the potential for sales of substantial numbers of Subordinate Voting Shares may increase. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should it desire to do so.

Sales of substantial amounts of Subordinate Voting Shares could negatively impact the market price of the Subordinate Voting Shares.

Sales of substantial amounts of Subordinate Voting Shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities.

The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol “TRUL” and on the OTCQX Best Market under the symbol “TCNNF.” The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

•	the number of shareholders;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the extent of coverage by securities or industry analysts; and

•	the interest of securities dealers in making a market in the shares.

We are subject to increased costs as a result of being a U.S. reporting company.

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which our securities may be listed from time to time. In addition, we became subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder on February 4, 2021. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

We are an “emerging growth company” and will be able take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Subordinate Voting Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act and, for as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Subordinate Voting Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

We intend to take advantage of these reporting exemptions described above until we are no longer an emerging growth company. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Subordinate Voting Shares less attractive if we choose to rely on these exemptions. If some investors find our Subordinate Voting Shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our Subordinate Voting Shares and the price of our Subordinate Voting Shares may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Any statements contained in this prospectus that are not statements of historical facts may be deemed to be forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, results of operations and future growth prospects.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on the then-current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the performance of our business and operations; the completion of the Harvest acquisition; the receipt and/or maintenance by us of required licenses and permits in a timely manner or at all; the intention to grow our business and operations; the expected growth in the number of the people using medical and/or adult-use cannabis products; expectations of market size and growth in the United States; the competitive conditions and increasing competition of the cannabis industry; applicable laws, regulations and any amendments thereof; our competitive and business strategies; our operations in the United States, the characterization and consequences of those operations under federal United States law, and the framework for the enforcement of medical and adult-use cannabis and cannabis-related offenses in the United States; the completion of additional cultivation and production facilities; the general economic, financial market, regulatory and political conditions in which we operate; the United States regulatory landscape and enforcement related to cannabis, including political risks; anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; United States border entry; heightened scrutiny of cannabis companies in Canada and the United States; the enforceability of contracts; reliance on the expertise and judgment of our senior management; proprietary intellectual property and potential infringement by third parties; the concentration of voting control in certain shareholders and the unpredictability caused by our capital structure; the management of growth; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption, including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; security risks; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; the medical benefits, viability, safety, efficacy and social acceptance of cannabis; the availability of financing opportunities, the ability to make payments on existing indebtedness; risks associated with economic, political and social conditions; risks related to contagious disease, particularly COVID-19; dependence on management; and other risks described in this prospectus and described from time to time in documents filed by us with the SEC.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning: (i) receipt and/or maintenance of required licenses and third party consents; and (ii) the success of our operations, are based on estimates prepared by us using data from publicly available governmental sources, as well as from market research and industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatement regarding any industry or government data presented herein, the current marijuana industry involves risks and uncertainties and are subject to change based on various factors. Although we believe that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks described above and other factors beyond our control, as more particularly described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Consequently, all forward-looking statements made in this prospectus are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on us. The cautionary statements contained or referred to in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that we and/or persons acting on our behalf may issue. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products, including data regarding the estimated size of those markets, their projected growth rates, the perceptions and preferences of patients, as well as market research, estimates and forecasts prepared by our management. We obtained the industry, market and other data throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties, including governmental agencies. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Subordinate Voting Shares by the selling shareholders.

DIVIDEND POLICY

We have not declared dividends or distributions on Subordinate Voting Shares in the past. In addition, the Note Indenture governing the 2024 Notes and the 2026 Notes, as defined and described in more detail under the heading “Description of Certain Indebtedness,” contains covenants that, among other things, limit our ability to declare or pay dividends or make certain other payments. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of dividends (including the Note Indenture) and any other factors that the board of directors deems relevant. Other than the Note Indenture, we are not bound or limited in any way to pay dividends in the event that the board of directors determined that a dividend was in the best interest of our shareholders.

DILUTION

The Subordinate Voting Shares to be sold by the selling shareholders are currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders in connection with the offer and sale by the selling shareholders of such Subordinate Voting Shares under this prospectus.

CAPITALIZATION

The following table provides our cash and cash equivalents and our capitalization as of September 30, 2021. You should read this table together with our financial statements and related notes appearing at the end of this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock.”

As of September 30, 2021
(in thousands)
Cash and cash equivalents	$213,574

Notes payable	$6,000
Notes payable—related party	12,000
Operating lease liability	47,921
Finance lease liability	62,588
Construction finance liability	92,021
Private placement notes liability, net	119,478
Shareholders’ equity:
Common stock, no par value; 129,531,207 issued and outstanding	—
Additional paid-in capital	613,379
Accumulated earnings	209,264

Total shareholders’ equity	822,643

Total capitalization	$1,162,651

SELLING SHAREHOLDERS

This prospectus relates to the possible resale by the Selling Shareholders of up to 1,577,600 Subordinate Voting Shares. The Selling Shareholders may from time to time offer and sell any or all of the Subordinate Voting Shares set forth below pursuant to this prospectus. When we refer to the “Selling Shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and other successors-in-interest who later come to hold any of the Selling Shareholders’ interest in the Subordinate Voting Shares other than through a public sale.

The following table sets forth, based on information currently known by us as of January 3, 2022, (i) the number of Subordinate Voting Shares held of record or beneficially by the Selling Shareholders as of such date (as determined below), (ii) the number of Subordinate Voting Shares that may be offered under this prospectus by the Selling Shareholders and (iii) any material relationships the Selling Shareholders may have had with us within the past three years. The beneficial ownership of the Subordinate Voting Shares set forth in the following table is determined in accordance with

Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the selling securityholders have sole or shared voting power or investment power and also any shares which each Selling Shareholder, respectively, has the right to acquire within 60 days of January 3, 2022 through the exercise of any stock option, warrant or other rights. The applicable percentage ownership for each Selling Shareholder listed below is based upon 128,587,173 Subordinate Voting Shares outstanding as of January 3, 2022.

We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such Subordinate Voting Shares. In addition, the Selling Shareholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Subordinate Voting Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. A Selling Shareholder may sell all, some or none of such shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder(1)	Subordinate Voting Shares Owned Before the Offering(2)	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering	Percent of Subordinate Voting Shares to be Owned by the Selling Shareholder after the Offering
Patient Centric of Martha’s Vineyard Ltd. (3)	258,383	258,383	-	*
Sammartino Investments LLC(4)	237,881	237,881	-	*
Former Anna Holdings LLC (“Keystone Shops”) Equityholders(5)	1,009,336	1,009,336	-	*
Former Mountaineer Holding, LLC (“Mountaineer”) Equityholders(6)	60,342	60,342	-	*
Former Solevo West Virginia LLC Equityholders(7)	11,658	11,658	-	*

*	Less than 1%.
(1)

We do not know when or in what amounts the Selling Shareholders may offer Subordinate Voting Shares for sale. The Selling Shareholders may decide not to sell any or all of the shares offered by this prospectus. Because the Selling Shareholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the Selling Shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the Selling Shareholders.

(2)

Subordinate Voting Shares are listed on an as-converted basis and also include Subordinate Voting Shares issuable upon exercise of outstanding options and warrants. Multiple Voting Shares covert into Subordinate Voting Shares on a one-for-one hundred basis.

(3)	Geoffrey Rose exercises voting and investment control over the Subordinate Voting Shares held by Patient Centric of Martha’s Vineyard Ltd.
(4)

Robert C. Carr, Jr., John Brady, Justin Lundberg, Michael Scott, and Danny Wadhwani, being all of the Managers of Sammartino Investments LLC, exercise voting and investment control over the Subordinate Voting Shares held by Sammartino Investments LLC.

(5)

Each of the Selling Shareholders listed in the table below are former equityholders of Keystone Shops that received Subordinate Voting Shares in connection with the sale of 100% of the membership interests of Keystone Shops to us. None of the Former Keystone Shops Equityholders has had a material relationship with us (or our predecessors or affiliates) in the past three years.

Name of Former Keystone Equityholder	Subordinate Voting Shares Owned Before the Offering	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering
Diane Exline Van de Beek	498,612	498,612	—
George Joseph Badey III	249,306	249,306	—
Michael Joseph Badey	249,306	249,306	—
John Schelpert Francis	6,460	6,460	—
Connor James McCue	5,652	5,652	—

(6)

Each of the Selling Shareholders listed in the table below are former equityholders of Mountaineer that received Subordinate Voting Shares in connection with the sale of 100% of the membership interests of Mountaineer to us. None of the former Mountaineer equityholders has had a material relationship with us (or our predecessors or affiliates) in the past three years.

Name of Former Mountaineer Equityholder	Subordinate Voting Shares Owned Before the Offering	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering
MedCann LLC	18,742	18,742	—
Haid Holdings, LLC	17,300	17,300	—
Rookwood Holdings, LLC	17,179	17,179	—
Michael Haid	2,319	2,319	—
John Haid	2,401	2,401	—
Scott Lauer	2,401	2,401	—

(7)

Each of the Selling Shareholders listed in the table below are former equityholders of Solevo West Virginia LLC that received Subordinate Voting Shares in connection with the sale of 100% of the membership interests of Solevo West Virginia LLC to us. None of the former Solevo West Virginia LLC equityholders has had a material relationship with us (or our predecessors or affiliates) in the past three years.

Name of Former Solevo West Virginia Equityholder	Subordinate Voting Shares Owned Before the Offering	Subordinate Voting Shares to be Offered for the Selling Shareholder’s Account	Subordinate Voting Shares Owned by the Selling Shareholder after the Offering
Natalie Aggarwal	571	571	—
Patrick Esposito	571	571	—
Gilbert Gabriel	571	571	—
John Gabriel	571	571	—
Paul Gabriel	571	571	—
Michael Green	571	571	—
Ken Juskowich	571	571	—
John Lynch	571	571	—
Robert Lynch	571	571	—
William Thomas McClellan	571	571	—
Thomas Bradley	142	142	—
Elizabeth Britz	57	57	—
Samuel Britz	151	151	—
Robert Capretto	284	284	—
Lucille Cichon	459	459	—
Mark J. Cichon	115	115	—
Lois Claycomb	57	57	—
Mary Jane Conley	113	113	—
Nick Geanopulos	118	118	—
ETodd Group, LLC	567	567	—
William Fritz	227	227	—
Jude Giovengo and Donna Iannelli	199	199	—
Steven Labovitz	113	113	—
Rocco Levine	24	24	—
Tasso J. Liartis	102	102	—
Larry D. Loperfito	28	28	—
Kaylen, LLC	574	574	—
William Resnick	57	57	—
James Koll	28	28	—
Patrick Gannon	23	23	—
Louis S. Gold	113	113	—
Markham Magic, LLC	567	567	—
Jordan Marks	113	113	—
Joshua S. Marks	113	113	—
Kathleen Martella-Zucco	191	191	—
Jacqueline Martella	191	191	—
Joseph Martella	191	191	—
Alexander J. Micklow	102	102	—
Mohan Patel	102	102	—
Michael Ong	102	102	—
David P. Siegal	113	113	—
Paul A. Talloram	102	102	—
Christopher Tresnicky	170	170	—
Douglas Truter	142	142	—
Rory Vitale	198	198	—

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations and comprehensive income data for the years ended December 31, 2020, 2019 and 2018 and the balance sheet data as of December 31, 2020 and 2019 from our audited financial statements included elsewhere in this prospectus and we have derived the statement of operations and comprehensive income data for the nine months ended September 30, 2021 and 2020 and the balance sheet data as of September 30, 2021 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The information in this section is not intended to replace the audited and unaudited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(unaudited)		(in thousands)
Statement of Operations Data:
Revenues, Net of Discounts	$633,037	$353,096	$521,533	$252,819	$102,817
Cost of Goods Sold	199,345	86,557	135,116	60,982	22,385

Gross Profit	433,692	266,539	386,418	191,837	80,431

Operating Expenses:
General and Administrative	55,869	22,696	36,056	14,071	19,156
Sales and Marketing	142,858	80,764	119,395	59,349	25,050
Depreciation and Amortization	19,829	8,612	12,600	5,079	1,138

Total Operating Expenses	218,556	112,072	168,051	78,499	45,344

Income from Operations	215,136	154,467	218,367	113,338	35,088
Other Income (Expense):
Interest Expense, Net	(20,693)	(16,566)	(20,237)	(9,050)	(2,103)
Other (Expense) Income, Net	385	(10,827)	(40,680)	(607)	60

Total Other Expense	(20,308)	(27,393)	(60,917)	(9,658)	(2,044)

Income Before Provision for Income Taxes	194,828	127,074	157,450	103,680	33,044
Provision For Income Taxes	105,254	67,116	94,451	50,586	22,151

Net Income and Comprehensive Income	$89,574	$59,958	$62,999	$53,094	$10,893

Net Income Per Share Attributable to Common Shareholders
Basic	$0.73	$0.54	$0.55	$0.48	$0.11
Diluted	$0.68	$0.52	$0.53	$0.46	$0.11
Weighted Average Common Shares Outstanding
Basic	122,984	111,825	113,572	110,206	101,697
Diluted	130,927	115,999	118,326	115,318	103,201

	As of September 30, 2021	As of December 31,
		2020	2019
	(unaudited)	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$213,574	$146,713	$91,813
Working capital(1)	291,235	189,150	112,804
Total assets	1,276,039	816,112	385,996
Total liabilities	453,396	368,208	253,114
Total shareholders’ equity	822,643	447,904	132,883

(1)	We define working capital as current assets less current liabilities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF TRULIEVE AND HARVEST

On October 1, 2021, Trulieve Cannabis Corp. (“Trulieve”) completed its acquisition of Harvest Health & Recreation Inc. (“Harvest”) pursuant to an Arrangement Agreement, dated May 10, 2021 (the “Arrangement”). Pursuant to the terms of the Arrangement, holders of Harvest shares received 0.1170 of a Subordinate Voting Share of Trulieve for each subordinate voting share of Harvest held. In total, Trulieve issued an aggregate of 50,874,175 Trulieve Shares, representing approximately a value of $1.4 billion, in connection with the exchange for all of the issued and outstanding Harvest shares.

The following unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) are based on the historical consolidated financial statements of Trulieve and Harvest, as adjusted to give effect to the Arrangement which closed on October 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2021 (the “pro forma balance sheet”) gives effect to the Arrangement as if it had occurred on September 30, 2021. The unaudited pro forma condensed statement of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 (the “pro forma statements of operations”) give effect to the Arrangement as if it had occurred on January 1, 2020.

The unaudited proforma condensed combined financial information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes of Trulieve and Harvest.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments are based on available information and assumptions that we believe are reasonable. Included in the pro forma condensed combined financial information is an estimate of the consideration exchanged for Harvest which is based on known information and preliminary estimates of fair value for certain equity instruments. While this is our best estimate at this time, the valuation of these amounts is still in progress and subject to change. All estimates and assumptions included in these pro forma statements could change significantly as we finalize our assessment of the allocation and fair value of the net tangible and intangible assets we acquired, most of which are dependent on the completion of valuations being performed by independent valuation specialists and expected to change significantly as these valuations are completed and recorded. The unaudited pro forma combined financial information does not include adjustments to reflect any synergies or dis-synergies, any future operating efficiencies, associated costs savings or any possible integration costs that may occur related to the Arrangement. Actual results may be materially different than the pro forma information presented herein.

The pro forma financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Arrangement occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial condition and results of operations of the combined company may differ significantly from the pro forma amounts reflected herein due to a variety of factors, including differences in accounting policies, elections, and estimates, which while accounted for to the extent known, are still in process of being determined.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2021

(in thousands of United States dollars)

					Pro Forma
	Trulieve	Harvest	Adjustments	Notes	Combined
ASSETS
Current assets:
Cash and cash equivalents	$213,574	$86,561	$—		$300,135
Restricted cash	—	3,000	—		3,000
Accounts receivable, net	8,487	11,146	(2,340)	(a)	17,293
Receivable for license sale	—	—	55,000	(b)	55,000
Notes receivable, current portion	—	12,079	—		12,079
Inventories, net	133,874	58,690	(2,840)	(a)	189,724
Income tax receivable	3,978	—	(3,978)	(c)	—
Prepaid expenses and other current assets	25,791	11,062	—		36,853

Total current assets	385,704	182,538	45,842		614,084
Notes receivable	—	18,058	—		18,058
Property and equipment, net	501,109	172,837	—		673,946
Right of use asset - operating, net	45,753	116,494	—		162,247
Right of use asset - finance, net	58,393	—	—		58,393
Corporate investments	—	41,271	—		41,271
Goodwill and intangible assets, net	273,003	384,432	952,047	(a)(b)(d)(e)(f)(g)(h)	1,609,482
Assets held for sale	—	8,544	—		8,544
Other assets	12,077	29,892	—		41,969

TOTAL ASSETS	$1,276,039	$954,066	$997,889		$3,227,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$62,769	$57,505	$7,538	(a)(b)(d)	$127,812
Contingent liabilities	—	16,068	3,500	(h)	19,568
Income tax payable	—	16,924	(3,978)	(c)	12,946
Deferred revenue	4,082	2,375	—		6,457
Notes payable - current portion	6,000	134,472	—		140,472
Notes payable - related party - current portion	12,000	—	—		12,000
Operating lease liability - current portion	4,264	1,895	—		6,159
Finance lease liability - current portion	5,354	—	—		5,354

Total current liabilities	94,469	229,239	7,060		330,768
Long-term liabilities:
Notes payable	—	135,580	8,355	(e)	143,935
Warrant liability	—	1,997	1,106	(g)	3,103
Operating lease liability	43,657	116,620	—		160,277
Finance lease liability	57,234	—	—		57,234
Private placement notes liability, net	119,478	—	—		119,478
Other long-term liabilities	6,438	2,282	—		8,720
Construction finance liability	92,021	16,012	—		108,033
Deferred tax liability	40,099	53,082	—		93,181

TOTAL LIABILITIES	$453,396	$554,812	$16,521		$1,024,729

Commitments and contingencies

Common stock, no par value	—	—	—		—
Additional paid-in-capital	613,379	769,353	611,241	(f)(g)	1,993,973
Accumulated earnings	209,264	(370,127)	370,127	(f)	209,264

Total shareholders’ equity attributed to entity	822,643	399,226	981,368		2,203,237
Non-controlling interest	—	28	—		28

TOTAL SHAREHOLDERS’ EQUITY	822,643	399,254	981,368		2,203,265

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,276,039	$954,066	$997,889		$3,227,994

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the nine months ended September 30, 2021

(in thousands of United States dollars)

					Pro Forma
	Trulieve	Harvest	Adjustments	Notes	Combined
Revenues, net of discounts	$633,037	$287,865	$(7,710)	(i)(j)	$913,192
Cost of goods sold	199,345	142,161	9,171	(i)(j)	350,677

Gross profit	433,692	145,704	(16,881)		562,515

Expenses:
Sales and marketing	142,858	3,270	45,917	(j)	192,045
General and administrative	55,869	113,680	(46,060)	(j)	123,489
Depreciation and amortization	19,829	8,181	9,640	(k)	37,650

Total expenses	218,556	125,131	9,497		353,184

Income from operations	215,136	20,573	(26,378)		209,331
Other income (expense):
Interest expense, net	(20,693)	(27,651)	—		(48,344)
Other (expense) income, net	385	(5,460)	1,898	(j)	(3,177)
Fair value of liability adjustment	—	(31,634)	—		(31,634)
Fair value of contingent liabilities	—	(12,000)	12,000	(j)	—

Total other expense	(20,308)	(76,745)	13,898		(83,155)

Income (loss) before provision for income taxes	194,828	(56,172)	(12,480)		126,176

Provision for income taxes	105,254	18,015	—		123,269

Net income (loss) from continuing operations before non-controlling interest	89,574	(74,187)	(12,480)		2,907

Net income (loss ) from discontinued operations, net of tax	—	(1,972)	—		(1,972)

Net income (loss) before non-controlling interest	89,574	(76,159)	(12,480)		935

Net income attributed to non-controlling interest	—	361	—		361

Net income (loss) and comprehensive income attributed to entity	$89,574	$(76,520)	$(12,480)		$574

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the year ended December 31, 2020

(in thousands of United States dollars)

					Pro Forma
	Trulieve	Harvest	Adjustments	Notes	Combined
Revenues, net of discounts	$521,533	$231,460	$(1,563)	(j)	$751,430
Cost of goods sold	135,115	129,873	12,759	(j)	277,747

Gross profit	386,418	101,587	(14,322)		473,683

Expenses:
Sales and marketing	119,395	4,960	47,962	(j)	172,317
General and administrative	36,056	122,762	(60,721)	(j)	98,097
Depreciation and amortization	12,600	7,920	10,970	(k)	31,490

Total expenses	168,051	135,642	(1,789)		301,904

Income from operations	218,367	(34,055)	(12,533)		171,779
Other income (expense):
Interest expense, net	(20,237)	(38,612)	—		(58,849)
Other (expense) income, net	(40,680)	28,142	1,563	(j)	(10,975)
Fair value of liability adjustment	—	(10,125)	—		(10,125)

Total other expense	(60,917)	(20,595)	1,563		(79,949)

Income (loss) before provision for income taxes	157,450	(54,650)	(10,970)		91,830

Provision for income taxes	94,451	3,650	—		98,101

Net income (loss) from continuing operations before non-controlling interest	62,999	(58,300)	(10,970)		(6,271)

Net income (loss ) from discontinued operations, net of tax	—	(1,278)	—		(1,278)

Net income (loss) before non-controlling interest	62,999	(59,578)	(10,970)		(7,549)

Net income attributed to non-controlling interest	—	52	—		52

Net income (loss) and comprehensive income attributed to entity	$62,999	$(59,630)	$(10,970)		$(7,601)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(in thousands of United States dollars, except for shares, warrants, per share amounts and per warrant amounts, unless otherwise noted)

1.	Basis of Presentation

The pro forma financial statements represent the combined company’s (Trulieve and Harvest) unaudited pro forma condensed combined balance sheet as of September 30, 2021, and unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020. The pro forma financial statements are based on the historical consolidated financial statements of Trulieve and Harvest, adjusted to give effect to the Arrangement, and should be read in conjunction with the historical financial statements from which they are derived.

The pro forma financial statements are presented in United States dollars (“USD”) and prepared in accordance with U.S. GAAP.

The pro forma balance sheets give effect to the Arrangement as if it had occurred on September 30, 2021. The pro forma statements of operations give effect to the Arrangement as if it had occurred on January 1, 2020.

In preparing the unaudited pro forma condensed combined balance sheet and statements of operations in accordance with U.S. GAAP, the following historical information was used:

•	Trulieve’s Quarterly Report filed on Form 10-Q for the period ended September 30, 2021;

•	Trulieve’s Annual Report filed on Form 10-K for the year ended December 31, 2020;

•	Harvest’s Financial Statements for the period ended September 30, 2021; and

•	Harvest’s Annual Report filed on Form 10-K for the year ended December 31, 2020.

The unaudited pro forma condensed combined balance sheet and statements of operations should be read in conjunction with the historical financial statements including the notes thereto, as listed above, which are incorporated by reference.

The pro forma financial statements have been prepared for illustrative purposes only and may not be indicative of the operating results or financial condition that would have been achieved if the Arrangement had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position for any future period or as of any future date. The actual financial position and results of operations may differ materially from the pro forma amounts reflected herein due to a variety of factors.

The unaudited pro forma financial statements do not reflect operational and administrative cost savings that may be achieved as a result of the Arrangement.

2.	Pro forma Adjustments

Balance Sheet Adjustments

The following adjustments have been made to the pro forma combined balance sheet. These adjustments reflect only preliminary purchase accounting estimates as of September 30, 2021. Fair value assessment and valuations have not yet been completed and alignment of accounting policies is still in progress and are therefore not reflected herein.

(a)	Elimination of trade activity between Trulieve and Harvest.

(b)	Amounts related to the sale of Harvest’s Florida cannabis license, which was contingent upon the completion of this transaction and completed on October 1, 2021.

(c)	Reclassification of Trulieve historical net tax position (receivable) with Harvest historical net tax position (payable) to reflect pro forma combined net taxes payable position.

(d)	Accrual of payments contingent upon the transaction.

(e)	Reclassification of Harvest historical unamortized debt discounts and issuance costs to Goodwill.

(f)	Reclassification of Harvest historical equity to Goodwill.

(g)	Estimate of fair value of purchase consideration. Fair value of some equity instruments exchanged is being finalized.

(h)

Increase to contingent legal liability for probability of outcome based on currently available information. Contingent liabilities are still in the process of being evaluated and amounts could differ in future presentations.

Statements of Operations and Comprehensive Income Adjustments

The following adjustments have been made to the pro forma combined statements of operations and comprehensive income. These adjustments reflect only preliminary accounting policy and estimates alignment. Fair value assessment and valuations have not yet been completed and alignment of accounting policies is still in progress and are therefore not fully reflected here.

(i)	Elimination of trade activity between Trulieve and Harvest.

(j)	Reclassifications of Harvest historical amounts to align with Trulieve presentation of similar amounts.

(k)

Harvest’s historical policy is to assign an indefinite life to intangible assets such as licenses and permits, internally developed, and trade names. Trulieve’s policy assigns a 15-year life to similar intangible assets. Adjustment estimates the amortization that would have been recorded by Harvest under Trulieve’s policy. This does not account for the adjusted fair value or use determinations that will occur in the fair value assessments that are still in process.

3.	Purchase Price Allocation

Trulieve is the legal acquirer and, pursuant to the Arrangement Agreement, exchanged each outstanding Harvest common share for 0.1170 of a Trulieve common share (the “Exchange Ratio”). Estimated consideration of $1,384 million is based on Trulieve’s closing share price for the Trulieve Subordinate Voting Shares of $26.91 on September 30, 2021 (the effective share price at the time of the transaction closing), as well as the fair value of other equity arrangement such as options, restricted stock, and warrants (both liability and equity classified).

The following table summarizes the calculation of the estimated consideration (in thousands, except share and per share data):

Harvest’s Subordinate Voting Shares outstanding as of September 30, 2021	434,823,273
Exchange Ratio	0.1170

Trulieve Subordinate Voting Shares issued based on Exchange Ratio*	50,874,175
Price per Trulieve Subordinate Voting Share at Closing	$26.91

Total fair value of exchanged Trulieve Subordinate Voting Shares	$1,369,024
Estimated fair value of other outstanding equity instruments	$11,571
Estimated fair value of warrants classified as liabilities	$3,103

Total estimated consideration	$1,383,698

*	Does not recalculate exactly due to rounding on shares issued by holder.

Following is a preliminary estimate of the purchase price allocation for the transaction. There are significant items not reflected herein as they are still in process. These open items include fair value adjustments, further alignment of accounting principles, estimates and methodologies, and evaluation of contingencies. Amounts are expected to change substantially in the final purchase price allocation. While the components of the acquired intangibles has not been fully determined it is expected to be primarily licenses to be amortized over a 15-year useful life.

Consideration:
Trulieve Subordinated Voting Shares	$1,369,024
Estimated fair value of other outstanding equity instruments	11,571
Estimated fair value of warrants classified as liabilities	3,103

Estimated fair value of consideration exchanged	$1,383,698

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	$89,561
Accounts receivable, net	11,146
Receivable for license sale	55,000
Inventories, net	55,850
Prepaid expenses and other current assets	11,062
Notes receivable	30,137
Property and equipment, net	172,837
Right of use assets, net	116,494
Other assets	79,707

Total tangible assets	621,794
Goodwill and other intangibles	1,336,479

Total assets	1,958,273
Accounts payable and accrued liabilities	(67,383)
Contingent liabilities	(19,568)
Other current liabilities	(19,298)
Notes payable	(278,407)
Operating lease liability	(118,515)
Other long-term liabilities	(71,376)
Noncontrolling interest	(28)

Total liabilities assumed	(574,575)

Net assets acquired	$1,383,698

4.	Pro Forma Earnings Per Share – Basic and Diluted

September 30, 2021
Pro forma earnings per Trulieve Subordinate Voting Shares – basic
Historical basic weighted average Trulieve Subordinate Voting Shares at Sept. 30, 2021	122,983,729
Historical basic weighted average Harvest Subordinate Voting Shares at Sept. 30, 2021	414,421,086
Exchange Ratio	0.1170

Incremental Trulieve Subordinate Voting Shares issued in the Arrangement	48,487,267

Pro forma combined basic weighted average Trulieve Subordinate Voting Shares	171,470,996
Pro forma combined net income from continuing operations before non-controlling interest for the nine months ended September 30, 2021	$2,907
Pro forma combined earnings per Trulieve Pro forma Subordinate Voting Shares – basic	$0.02

Pro forma earnings per Trulieve Subordinate Voting Shares – diluted
Historical diluted weighted average Trulieve Subordinate Voting Shares at Sept. 30, 2021	130,927,083
Historical diluted weighted average Harvest Subordinate Voting Shares at Sept. 30, 2021	424,676,958
Exchange Ratio	0.1170

Incremental Trulieve Subordinate Voting Shares issued in the Arrangement	49,687,204

Pro forma combined diluted weighted average Trulieve Subordinate Voting Shares	180,614,287
Pro forma combined net income from continuing operations before non-controlling interest for the year ended September 30, 2021	$2,907
Pro forma interest and amortization on convertible debt	$3,215

Pro forma combined net income from continuing operations before non-controlling interest for the nine months ended September 30, 2021	$6,122
Pro forma combined earnings per Trulieve Pro forma Subordinate Voting Shares - diluted	$0.03

December 31, 2020
Pro forma earnings per Trulieve Subordinate Voting Shares – basic
Historical basic weighted average Trulieve Subordinate Voting Shares at Dec. 31, 2020	113,572,379
Historical weighted average Harvest Subordinate Voting Shares at Dec. 31, 2020	354,757,211
Exchange Ratio	0.1170

Incremental Trulieve Subordinate Voting Shares issued in the Arrangement	41,506,594

Pro forma combined basic weighted average Trulieve Subordinate Voting Shares	155,078,973
Pro forma combined net loss from continuing operations before non-controlling interest for the year ended December 31, 2020	$(6,271)
Pro forma combined loss per Trulieve Pro forma Subordinate Voting Shares – basic	$(0.04)

Pro forma earnings per Trulieve Subordinate Voting Shares - diluted
Historical diluted weighted average Trulieve Subordinate Voting Shares at Dec. 31, 2020	113,572,379
Historical weighted average Harvest Subordinate Voting Shares at Dec. 31, 2020	354,757,211
Exchange Ratio	0.1170

Incremental Trulieve Subordinate Voting Shares issued in the Arrangement	41,506,594

Pro forma combined diluted weighted average Trulieve Subordinate Voting Shares	155,078,973
Pro forma combined net loss from continuing operations before non-controlling interest for the year ended December 31, 2020	$(6,271)
Pro forma combined earnings per Trulieve Pro forma Subordinate Voting Shares – diluted	$(0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” contained in this prospectus.

Overview

Trulieve is a vertically integrated cannabis company and multi-state operator which currently holds licenses to operate in ten states and has received notice of intent to award a license in an eleventh state. Headquartered in Quincy, Florida, we are the market leader for quality medical cannabis products and services in Florida and we have market leading retail operations in Arizona and Pennsylvania. By providing innovative, high-quality products across our brand portfolio, we aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to utilizing predictive analytics to stay abreast of market trends, consumer demographics and evolving demand.

All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only Arizona, California, Colorado, Connecticut, Massachusetts, and Nevada have adopted legislation permitting the commercialization of adult-use cannabis products. As of December 31, 2021, we employed over 9,000 people and we are committed to providing patients and adult consumers, which we refer to herein as “patients” or “customers,” a consistent and welcoming retail experience across Trulieve branded stores and affiliated retail locations. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered managed service agreements in the states in which they operate. As of January 15, 2022, we operated 160 dispensaries, with 111 dispensaries in Florida, 19 affiliated dispensaries in Pennsylvania, 17 dispensaries in Arizona, 5 dispensaries in California, 3 dispensaries in Maryland, 2 dispensaries in Massachusetts, 2 dispensaries in West Virginia and 1 dispensary in Connecticut, and we operated cultivation and processing facilities in Arizona, Colorado, Florida, Maryland, Massachusetts, Nevada, Pennsylvania, and West Virginia. As of September 30, 2021, prior to the closing of the Harvest acquisition, the majority of our revenue was generated from the sale of medical cannabis products in Florida. We expect the Harvest acquisition will have a significant impact on our results of operations and financial condition as of and for the fourth quarter ending December 31, 2021 and in future periods as we integrate Harvest’s business with our existing operations.

Our business and operations center around the Trulieve brand philosophy of “Patients First” which permeates our culture beginning with high- quality and efficient cultivation and manufacturing practices, focus on the consumer experience at Trulieve branded and affiliated retail locations, at our in-house call center and where available at patient residences through a robust home delivery program. Our investments in vertically integrated operations in several of our markets afford us ownership of the entire supply chain which mitigates third-party risks and allows us to completely control product quality and brand experience. We believe that this is contributive to high patient retention and brand loyalty. We successfully operate our core business functions of cultivation, production and distribution at scale, and are skilled at rapidly increasing capacity without any interruption to existing operations.

Trulieve has identified five regional geographic hubs in the U.S. and has established cannabis operations in three of the five hubs: Southeast, Northeast, and Southwest. In each of our three regional hubs we have market leading positions in cornerstone states and additional operations and assets in other state markets. Our hubs are managed by national and regional management teams supported by our corporate headquarters in Florida.

Southeast Hub

Our southeast hub operations are anchored by our cornerstone market of Florida. Trulieve was the first licensed operator in the medical market in Florida with initial sales in 2016. Publicly available reports filed with the Florida Office of Medical Marijuana Use show Trulieve has the most dispensing locations and the greatest dispensing volume across product categories out of all licensed medical marijuana businesses in the state as of December 31, 2021. Trulieve cultivates and produces all of its products in-house and distributes those products to patients in Trulieve branded stores (dispensaries) throughout Florida, as well as via home delivery.

As of December 31, 2021, Trulieve operated over 2.8 million square feet of cultivation and processing facilities across thirteen sites. In accordance with Florida law, Trulieve grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 800 stock keeping units, or SKUs, as of December 31, 2021, including flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that consistently delivers the desired effect and in their preferred method of delivery. These products are delivered to patients statewide in Trulieve-branded retail stores and by home delivery. As of December 31, 2021, Trulieve operated 111 retail dispensaries throughout Florida.

In Georgia, Trulieve received a Notice of Intent to award a Class 1 Production License from the Georgia Access to Medical Cannabis Commission in July 2021. The Notice of Intent to award is a notice of the Georgia Access to Medical Cannabis Commission’s expected contract award to Trulieve GA pending resolution of a protest process. If the contract is awarded, Trulieve GA will hold one of two Class 1 Production Licenses in the state and will be permitted to cultivate cannabis for the manufacture of low THC oil.

Northeast Hub

Our northeast hub operations are anchored by our cornerstone market of Pennsylvania. As of December 31, 2021, Trulieve operated approximately 344 thousand square feet of cultivation and processing capacity and 26 dispensaries in the northeast.

Trulieve conducts cultivation, processing, and retail operations through its direct and indirect subsidiaries with permits for retail operations and grower/processor operations in Pennsylvania. These subsidiaries operate cultivation and processing facilities in McKeesport, Reading, and Carmichael, Pennsylvania to support our affiliated network of retail dispensaries and wholesale distribution network across the state.

Trulieve operates three medical dispensaries and conducts wholesale sales supported by approximately 122,000 square feet of cultivation and processing in Hancock, Maryland. As of December 2021, there were approximately 147,070 registered patients in the state.

Trulieve operates two retail dispensaries in Massachusetts, serving medical patients and adult use customers in Northampton and adult use customers in Worcester. Our retail operations are supported by cultivation and manufacturing operations in Holyoke. We commenced wholesale sales in September 2021. Trulieve was the first to offer sales of clones supporting home grow for residents in the Massachusetts market in August 2021.

Trulieve operates a medical cannabis dispensary located in Bristol, Connecticut. Under Connecticut’s adult-use cannabis legislation, which was enacted July 1, 2021, Trulieve can seek regulatory approval to expand sales at this dispensary to include adult use sales.

Trulieve operates two medical dispensaries in Morgantown and Weston, West Virginia, supported by cultivation and processing operations in Huntington, West Virginia. Trulieve has been awarded and has acquired permits to operate up to a total of nine dispensaries in West Virginia.

Southwest Hub

Our southwest hub operations are anchored by our cornerstone market of Arizona. As of December 31, 2021, Trulieve operated approximately 375 thousand square feet of cultivation and processing capacity and 22 dispensaries in the southwest.

As of December 31, 2021, Trulieve operated 17 medical and adult use dispensaries in Arizona with three additional vertical licenses and one option to purchase a license. Our Arizona dispensaries are supported by approximately 320,000 square feet of indoor, greenhouse and outdoor cultivation facilities, with expansion of these facilities currently underway.

Trulieve operates five licensed medical and/or adult-use cannabis dispensaries in California in Grover Beach, Napa, Palm Springs, and Venice.

Trulieve conducts wholesale operations serving the medical and adult use markets and operates a 32,000 square foot cultivation and production facility located in Cheyenne, Nevada. Trulieve operates a 14,000 square foot processing facility in Denver, Colorado in connection with its wholesale business serving the medical and adult use markets.

Recent Developments

Harvest Acquisition

On May 10, 2021, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) with Harvest Health & Recreation Inc., a British Columbia corporation (“Harvest”), pursuant to which the Company agreed to acquire all of the issued and outstanding equity securities of Harvest. On October 1, 2021 (the “Closing Date”), the Company completed its acquisition of Harvest pursuant to the Arrangement Agreement. On the Closing Date, the Company acquired all of the issued and outstanding subordinate voting shares, multiple voting shares and super voting shares (collectively the “Harvest Shares”) of Harvest. Pursuant to the terms of the Arrangement Agreement, holders of Harvest Shares received 0.1170 of a Subordinate Voting Share of the Company for each Harvest Share held. In total, the Company issued an aggregate of 50,874,175 Trulieve Shares, representing total consideration of approximately $1.4 billion based on the closing price of Trulieve’s Subordinate Voting Shares on September 30, 2021.

Prior to the acquisition, Harvest was one of the largest multi-state vertically integrated operators in the cannabis industry in the United States operating from “seed to sale.” Harvest is one of the largest operators in the state of Arizona, which is one of the largest medical and recreational cannabis markets in the country and one of the oldest regulated cannabis markets in the world. Harvest operates facilities or provides services to cannabis dispensaries in Arizona, California, Colorado, Florida, Maryland, Nevada and Pennsylvania. In addition, Harvest owns CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado. We expect the Harvest acquisition will have a significant impact on our results of operations and financial condition as of and for the fourth quarter ending December 31, 2021 and in future periods as we integrate Harvest’s business with our existing operations.

Other Developments

On December 24, 2021, the Board of Directors of the Company appointed Steve White as President of the Company.

On October 6, 2021, the Company closed its previously announced private placement of 8% Senior Secured Notes (the “2026 Notes”) for aggregate gross proceeds of $350.0 million and net proceeds of $342.6 million. The 2026 Notes were issued at 100% face value, bear an interest rate of 8% per annum payable semi-annually in equal installments until the maturity date, unless earlier redeemed or repurchased. The 2026 Notes will mature on October 6, 2026 and may be redeemed in whole or in part, at any time from time to time, on or after October 6, 2023 at the application redemption price set forth in the indenture. The Company used a portion of the net proceeds to redeem certain outstanding indebtedness of Harvest, and intends to use the remaining portion of the net proceeds for capital expenditures and other general corporate purposes.

On September 29, 2021, the Board of Directors of the Company appointed Rebecca Young as Vice President and Chief Accounting Officer (and principal accounting officer) of the Company.

On July 8, 2021, we closed the acquisition of Keystone Shops, which holds a dispensary license and operates dispensaries in Philadelphia, Devon, and King of Prussia, Pennsylvania.

On July 2 and June 28, 2021, we closed of the acquisition of certain assets of PCMV and Nature’s Remedy, respectively, including the rights to a Provisional Marijuana Retailer License from the Massachusetts Cannabis Control Commission for an adult-use marijuana retailer in Framingham and a Final Marijuana Retailer License from the Cannabis Control Commission for an adult-use marijuana retailer in Worcester, and accompanying leasehold interests, permits and entitlements.

On June 9, 2021, we announced the closing of the acquisition of Solevo Wellness West Virginia LLC and its three West Virginia dispensary permits.

On June 3, 2021, Life Essence opened its first dispensary in the Commonwealth of Massachusetts in the City of Northampton. The dispensary serves both adult-use and medical marijuana patients.

On May 6, 2021, we announced the closing of the acquisition of Mountaineer Holding LLC, including its cultivation permit and two dispensary permits.

On April 12, 2021, we announced the closing of an underwritten, marketed public offering of 5,750,000 Subordinate Voting Shares at a public offering price of C$50.00 per share ($39.63 per share after giving effect to the conversion rate published by Bloomberg at 4:30pm ET on April 7, 2021 to convert Canadian dollars to U.S. dollars). The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses payable by us, were C$287.5 million (or $227.9 million after giving effect to the conversion rate denoted above). The net proceeds from the offering were approximately $219.1 million.

Management’s Use of Non-GAAP Measures

Our management uses financial measures that are not in accordance with generally accepted accounting principles in the United States, or GAAP, in addition to financial measures in accordance with GAAP to evaluate our operating results. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, our reported financial results prepared in accordance with GAAP. Adjusted EBITDA is a financial measure that is not defined under GAAP. Our management uses this non-GAAP financial measure and believes it enhances an investor’s understanding of our financial and operating performance from period to period because it excludes certain material non-cash items and certain other adjustments management believes are not reflective of our ongoing operations and performance. Adjusted EBITDA excludes from net income as reported interest, share-based compensation, tax, depreciation, acquisition and transaction costs, integration and transition costs, fair value step-up of inventory from acquisitions, COVID related expenses, non-cash expenses, other non-recurring costs and other income. Trulieve reports adjusted EBITDA to help investors assess the operating performance of the Corporation’s business. The financial measures noted above are metrics that have been adjusted from the GAAP net income measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure.

As noted above, our Adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. A reconciliation of Adjusted EBITDA from net income, the most directly comparable financial measure calculated in accordance with GAAP, has been included herein.

Components of Results of Operations

Revenue

We derive our revenue from cannabis products which we manufacture, sell, and distribute to our customers by home delivery and in our dispensaries, as well as sales of cannabis products to wholesale customers in select markets.

Gross Profit

Gross profit includes the costs directly attributable to product sales and includes amounts paid to produce finished goods, such as flower, and concentrates, as well as packaging and other supplies, fees for services and processing, allocated overhead which includes allocations of rent, administrative salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in margins over comparative periods as the regulatory environment changes.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to the dispensaries as well as marketing programs for our products. As we continue to expand and open additional dispensaries, we expect our sales and marketing expenses to continue to increase.

General and Administrative

General and administrative expenses represent costs incurred at our corporate offices, primarily related to personnel costs, including salaries, incentive compensation, benefits, and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to continue to incur acquisition, transaction, and integration costs related to our expansion plans, and we anticipate a significant increase in compensation expenses related to recruiting and hiring talent, accounting, and legal and professional fees associated with becoming compliant with the Sarbanes-Oxley Act and other public company corporate expenses.

Depreciation and Amortization

Depreciation expense is calculated on a straight-line basis using the estimated useful life of each asset. Estimated useful life is determined by asset class and is reviewed on an annual basis and revised if necessary. Amortization expense is recognized using the straight-line method over the estimated useful life of the intangible assets. Useful lives for intangible assets are determined by type of asset with the initial determination of useful life derived during the valuation of the business combination. On an annual basis, the useful lives of each intangible class of assets are evaluated for appropriateness and adjusted if appropriate.

Other Income (Expense), Net

Interest and other income (expense), net consist primarily of interest income and interest expense. Prior to December 10, 2020, the impact of the revaluation of the debt warrants was a significant component.

Provision for Income Taxes

Provision for income taxes is calculated using the asset and liability method. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As we operate in the cannabis industry, we are subject to the limits of IRC Section 280E under which we are only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

Results of Operations

Three and Nine Months Ended September 30, 2021 Compared to Three and Nine Months Ended September 30, 2020

Revenue

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Revenues, net of discounts	$224,092	$136,274	64%	$633,037	$353,096	79%

Revenue for the three months ended September 30, 2021 was $224.1 million, an increase of $87.8 million, from $136.3 million for the three months ended September 30, 2020. Revenue for the nine months ended September 30, 2021 was $633.0 million, an increase of $279.9 million, from $353.1 million for the nine months ended September 30, 2020. The increase in revenue is the result of an increase in organic growth in retail sales due to an increase in products available for purchase and overall patient count, as well as expansion of the wholesale business. Between September 30, 2020 and September 30, 2021, we opened or acquired forty-two dispensaries, which also contributed to the increased retail sales year over year. Revenue from businesses acquired also contributed to the increase for the three and nine months ended September 30, 2021.

Cost of Goods Sold

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Cost of goods sold	$70,147	$34,097	106%	$199,345	$86,557	130%
% of total revenues	31%	25%		31%	25%

Cost of goods sold for the three months ended September 30, 2021 was $70.1 million, an increase of $36.1 million, from $34.1 million for the three months ended September 30, 2020. Cost of goods sold for the nine months ended September 30, 2021 was $199.3 million, an increase of $112.8 million, from $86.6 million for the nine months ended September 30, 2020, due to an increase in retail sales as a result of an increase in dispensaries and patient count. Cost of goods sold as a percentage of revenue increased from 25% for the nine months ended September 30, 2020 to 31% for the nine months ended September 30, 2021 due to our expansion into new markets, ramping of infrastructure in core markets, and product mix.

Gross Profit

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Gross profit	$153,945	$102,177	51%	$433,692	$266,539	63%
% of total revenues	69%	75%		69%	75%

Gross profit for the three months ended September 30, 2021 was $153.9 million, up $51.8 million or 51% from $102.2 million for the three months ended September 30, 2020. Gross profit for the nine months ended September 30, 2021 was $433.7 million, up $167.2 million or 63% from $266.5 million for the nine months ended September 30, 2020, as a result of an increase in retail sales due to the additional number of dispensaries, products available for sale and patient count. Gross profit as a percentage of revenue decreased from 75% for the nine months ended September 30, 2020 to 69%, for the nine months ended September 30, 2021. The decrease is caused by expansion into new markets, ramping of infrastructure in core markets, product mix and macro-economic factors centered around prices and labor.

Sales and Marketing Expenses

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Sales and marketing expenses	$51,724	$30,890	67%	$142,858	$80,764	77%
% of total revenues	23%	23%		23%	23%

Sales and marketing expense increased by 67% from $30.9 million for the three months ended September 30, 2020 to $51.7 million for the three months ended September 30, 2021. Sales and marketing expense increased from $80.8 million for the nine months ended September 30, 2020 to $142.9 million for the nine months ended September 30, 2021, an increase of $62.1 million, or 77%. The increase in sales and marketing expense is the result of a higher headcount for the year, as we continue to add additional dispensaries in efforts to maintain and further drive higher growth in sales and market share as well as expanding into new markets. This increased headcount resulted in higher personnel costs, which is the primary driver for the increase year over year.

General and Administrative Expenses

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
General and administrative expenses	$28,218	$8,502	232%	$55,869	$22,696	146%
% of total revenues	13%	6%		9%	6%

General and administrative expense for the three months ended September 30, 2021 increased by 232% to $28.2 million from $8.5 million for the three months ended September 30, 2020. General and administrative expense for the nine months ended September 30, 2021 increased to $55.9 million from $22.7 million for the nine months ended September 30, 2020, an increase of $33.2 million, or 146%. The increase in general and administrative expense is the result of entering new markets, ramping our infrastructure to support growth initiatives, continued acquisitions resulting in additional transaction and integration costs and increased go-forward compliance costs. General and administrative expenses included acquisition and transaction costs of $11.1 million and $14.3 million for the three and nine months ended September 30, 2021, respectively. Also included in the three and nine months ended September 30, 2021 is $4.2 million related to premiums on equity transactions.

Depreciation and Amortization Expenses

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Depreciation and amortization expenses	$7,728	$3,314	133%	$19,829	$8,612	130%
% of total revenues	3%	2%		3%	2%

Depreciation and amortization expense for the three months ended September 30, 2021 was $7.7 million, up $4.4 million from $3.3 million for the three months ended September 30, 2020. Depreciation and amortization expenses for the nine months ended September 30, 2021 was $19.8 million, up $11.2 million, from $8.6 million for the nine months ended September 30, 2020. The overall increase in depreciation and amortization expenses was due to investment in infrastructure that resulted in a higher number of capitalized assets from the additional dispensaries and cultivation facilities. Furthermore, amortization expense increased due to acquisitions and acquired intangibles.

Total Other Expense, Net

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Total other expense, net	$6,056	$16,108	(62%)	$20,308	$27,393	(26%)
% of total revenues	3%	12%		3%	8%

Total other expense, net for the three months ended September 30, 2021 was expense of $6.1 million, a decrease of $10.1 million from expense of $16.1 million for the three months ended September 30, 2020. Total other expense, net for the nine months ended September 30, 2021 was expense of $20.3 million, a decrease of $7.1 million from expense of $27.4 million for the nine months ended September 30, 2020. The overall decrease is the result of the revaluation of debt warrants for the nine months ended September 30, 2020, partially offset by an increase in interest expense related to additional finance leases to support business growth.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. As a result of this, the Public Warrants converted to equity in December 2020, eliminating revaluation expense in future periods.

Provision for Income Taxes

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2021	2020	%	2021	2020	%

	(dollars in thousands)			(dollars in thousands)
Provision for income taxes	$41,603	$25,948	60%	$105,254	$67,116	57%

Income tax expense for the three months ended September 30, 2021 increased to $41.6 million from $25.9 million for the three months ended September 30, 2020. Income tax expense for the nine months ended September 30, 2021 increased to $105.3 million from $67.1 million for the nine months ended September 30, 2020, an increase of $38.1 million, or 57% as a result of a $167.2 million increase in gross profit for the same periods. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. The Company’s quarterly tax provision, and our quarterly estimate of our annual effective tax rate, is subject to change resulting from several factors, including variability in forecasting our pre-tax and taxable income due to external changes in market condition changes in statutes, regulations and administrative practices, principles, and interpretations related to tax. The effective tax rate can be more or less volatile based on the amount of pre-tax income or loss. The impact of discrete items and non-deductible expenses on our effective tax rate is greater when our pre-tax income is lower. The increase in income tax expense is due to the increase in gross profit as a result of the increase in revenue as well as variability in the effective tax rate calculation which produced a large amount of tax expense in the quarter. The three months ended September 30, 2021, saw an increased tax expense as compared to prior periods due to variability in the effective tax rate.

Net Income

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change

	(dollars in thousands)			(dollars in thousands)
Net income and comprehensive income	$18,616	$17,415	7%	$89,574	$59,958	49%

Net income for the three months ended September 30, 2021 was $18.6 million, an increase of $1.2 million, from $17.4 million for the three months ended September 30, 2020. Net income for the nine months ended September 30, 2021 was $89.6 million, an increase of $29.6 million or 49%, from $60.0 million for the nine months ended September 30, 2020. The increase was driven primarily by the opening of additional dispensaries, an increase in products available for purchase, and overall patient count. These increases were offset by cost of goods sold which was driven by product mix. In addition, increases in sales and marketing and general and administrative expenses such as personnel costs, dispensary expenses, depreciation, interest expense, costs of entering new markets, ramping infrastructure, acquisition and transaction costs, integration costs, and go-forward compliance, all contributed to the offset. Income taxes also increased period over period, due to both gross profit increases and effective tax rate variances.

Adjusted EBITDA

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	Change	2021	2020	Change

	(dollars in thousands)			(dollars in thousands)
Adjusted EBITDA	$98,034	$68,724	43%	$283,702	$178,668	59%

Adjusted EBITDA for the three months ended September 30, 2021 was $98.0 million, an increase of $29.3 million from $68.7 million for the three months ended September 30, 2020. Adjusted EBITDA for the nine months ended September 30, 2021, was $283.7 million, an increase of $105.0 million or 59%, from $178.7 million for the nine months ended September 30, 2020. The following table presents a reconciliation of GAAP net income to non-GAAP Adjusted EBITDA, for each of the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(dollars in thousands)		(dollars in thousands)
Net income and comprehensive income	$18,616	$17,415	$89,574	$59,958
Add impact of:
Interest expense, net	6,145	5,352	20,693	16,566
Provision for income taxes	41,603	25,948	105,254	67,116
Depreciation and amortization	7,728	3,314	19,829	8,612
Depreciation included in cost of goods sold	5,709	2,533	14,396	7,424

EBITDA	79,801	54,562	249,746	159,676

Acquisition and transaction costs	11,114	—	14,335	—
COVID related expenses	503	2,883	6,014	5,957
Share-based compensation and related premiums	4,922	523	6,407	2,208
Inventory step up, fair value	710	—	3,238	—
Integration and transition costs	838	—	2,725	—
Other non-recurring costs	235	—	1,622	—
Other expense (income), net	(89)	10,756	(385)	10,827

Total adjustment	18,233	14,162	33,956	18,992

Adjusted EBITDA	$98,034	$68,724	$283,702	$178,668

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Revenues, Net of Discounts	$521,533	$252,819	$268,714	106%

Revenue for the year ended December 31, 2020 was $521.5 million, an increase of $268.7 million, from $252.8 million for the year ended December 31, 2019. Increase in revenue is the result of an increase in organic growth in retail sales due to an increase in products available for purchase and overall patient count. In addition, we opened 28 dispensaries in Florida for the year ended December 31, 2020, which increased retail sales year over year.

Cost of Goods Sold

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Cost of Goods Sold	$135,116	$60,982	$74,134	122%
% of Total Revenues	26%	24%

Cost of goods sold for the year ended December 31, 2020 was $135.1 million, an increase of $74.1 million, from $61.0 million for the year ended December 31, 2019, due to an increase in retail sales as a result of an increase in dispensaries and patient count. Cost of goods sold as a percentage of revenue increased from 24% for the year ended December 31, 2019 to 26% for the year ended December 31, 2020 due to our expansion into new markets, one-time costs associated with the SAP implementation, inventory flow-through and product mix.

Gross Profit

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Gross Profit	$386,418	$191,837	$194,581	101%
% of Total Revenues	74%	76%

Gross profit for the year ended December 31, 2020 was $386.4 million, up $194.6 million or 101% from $191.8 million for the year ended December 31, 2019, as a result of an increase in retail sales due to an increase in the number of dispensaries and patient count. Gross profit as a percentage of revenue decreased from 76% for the year ended December 31, 2019 to 74%, for the year ended December 31, 2020. This decrease is caused by an increase in depreciation related to capital expenditures in cultivation and processing to support business growth, expansion into new markets, one-time costs associated with the SAP implementation, inventory flow-through and product mix.

Sales and Marketing Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Sales and Marketing Expenses	$119,395	$59,349	$60,046	101%
% of Total Revenues	23%	23%

Sales and marketing expense increased from $59.3 million for the year ended December 31, 2019, to $119.4 million for the year ended December 31, 2020, an increase of $60.0 million. The increase in sales and marketing is the result of a higher head count for the year, as we continue to add additional dispensaries in efforts to maintain and further drive higher growth in sales and market share. This increased head count resulted in higher personnel costs, which is the primary driver for the increase year over year.

General and Administrative Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
General and Administrative Expenses	$36,056	$14,071	$21,985	156%
% of Total Revenues	7%	6%

General and administrative expense for the year ended December 31, 2020 increased to $36.1 million from $14.1 million for the year ended December 31, 2019, an increase of $22.0 million. The increase in general and administrative expense is the result of entering new markets and ramping our infrastructure to support growth initiatives and go-forward compliance.

Depreciation and Amortization Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Depreciation and Amortization Expenses	$12,600	$5,079	$7,521	148%
% of Total Revenues	2%	2%

Depreciation and amortization expenses for the year ended December 31, 2020 was $12.6 million, up $7.5 million, or 148%, from $5.1 million for the year ended December 31, 2019. The overall increase in depreciation and amortization expenses was due to investment in infrastructure that resulted in more capitalized assets from the additional dispensaries. Furthermore, depreciation expense increased due to additional finance leases added.

Total Other Income (Expense), Net

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Total Other Income (Expense), Net	$(60,917)	$(9,658)	$(51,259)	531%
% of Total Revenues	(12)%	(4)%

Total other income (expense), net for the year ended December 31, 2020 was $(60.9) million, an increase of $51.3 million or 531%, from $(9.7) million for the year ended December 31, 2019. The overall increase is the result of our revaluation of debt warrants impacted by the increases in our stock value which were originally denominated in Canadian dollars. The expense for the year ended December 31, 2020 was $42.7 million compared to $0.8 million for the year ended December 31, 2019.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. As a result of this, the Public Warrant converted to equity and eliminated the necessity of revaluation expense in future periods. Additionally, interest expense increased as a result of the addition of finance leases to support business growth, for the year ended December 31, 2020.

Provision for Income Taxes

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Provision for Income Taxes	$94,451	$50,586	$43,865	87%
Effective Tax Rate

Income tax expense for the year ended December 31, 2020 increased to $94.5 million from $50.6 million for the year ended December 31, 2019, an increase of $43.9 million as a result of a $194.6 million increase in gross profit for the same periods. Under IRC Section 280E, Cannabis Companies are only allowed to deduct expenses that are directly related to production of the products. The increase in income tax expense is due to the significant increase in gross profit as a result of the increase in retail sales partially offset by increase in production costs as a percentage of revenue.

Net Income

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Net Income and Comprehensive Income	$62,999	$53,094	$9,905	19%

Net income for the year ended December 31, 2020 was $63.0 million, an increase of $9.9 million or 19%, from $53.1 million for the year ended December 31, 2019. The increase in net income was driven primarily by an increase in retail sales as a result of opening twenty-eight additional dispensaries in Florida during the year ended December 31, 2020. This net increase to net income was offset by gross profit which was driven by increased depreciation related to capital expenditures in cultivation and processing, expansion into new markets, one-time costs associated with the SAP implementation, inventory flow-through and product mix. In addition, increases in sales and marketing and general and administrative expenses such as personnel costs, dispensary expenses, depreciation, interest expense, costs of entering new markets, ramping infrastructure and go-forward compliance, all contributed to the offset in net income. Income taxes also significantly increased period over period due to higher profit. Lastly, other expense increased as a result of the revaluation of our debt warrants for the year ended December 31, 2020

Adjusted EBITDA

	Year Ended December 31,		Change Increase / (Decrease)
	2020	2019	$	%

	(dollars in thousands)
Adjusted EBITDA	$250,952	$126,409	$124,543	99%

Adjusted EBITDA for the year ended December 31, 2020, was $251.0 million, an increase of $124.5 million or 99%, from $126.4 million for the year ended December 31, 2019. The following table presents a reconciliation of GAAP net income (loss) to non-GAAP Adjusted EBITDA, for each of the periods presented:

	Year Ended December 31,
	2020	2019

	(dollars in thousands)
Net Income and Comprehensive Income	$62,999	$53,094
Add (Deduct) Impact of:
Depreciation and Amortization	12,600	5,079
Depreciation included in Cost of Goods Sold	11,542	7,992
Interest Expense, Net	20,237	9,050
Provision for Income Taxes	94,451	50,586

EBITDA	201,829	125,802

Share-Based Compensation	2,765	—
Other Expense (Income), Net	40,680	607
Acquisition and Transaction Costs	4,724	—
Inventory Step up, Fair value	955	—

Total Adjustment	$187,953	$73,314

Adjusted EBITDA	$250,952	$126,409

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue, Net of Discounts

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Revenues, Net of Discounts	$252,819	$102,817	$150,002	146%

Revenue for the year ended December 31, 2019 was $252.8 million, an increase of $150.0 million, from $102.8 million for the year ended December 31, 2018. Increase in revenue is the result of an increase in our organic growth in retail sales due to the increase in products available for purchase and overall patient count. In addition, we opened 20 additional dispensaries for the year ended December 31, 2019, which increased retail sales year over year.

Cost of Goods Sold

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Cost of Goods Sold	$60,982	$22,385	$38,596	172%
% of Total Revenues	24%	22%

Cost of goods sold for the year ended December 31, 2019 was $61.0 million, an increase of $38.6 million, from $22.4 million for the year ended December 31, 2018 due to increased retail sales as a result of our increase in dispensaries and patient count. Our cost of goods sold as a percentage of revenue increased from 22% for the year ended December 31, 2018 to 24% for the year ended December 31, 2019 due to the change in product mix as we introduced additional products during this period that had higher production costs.

Gross Profit

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Gross Profit	$191,837	$80,431	$111,406	139%
% of Total Revenues	76%	78%

Gross profit for the year ended December 31, 2019 was $191.8 million, an increase of $111.4 million, from $80.4 million for the year ended December 31, 2018. Gross profit as a percentage of revenue decreased from December 31, 2018 compared to December 31, 2019 from 78% for 76%, respectively. Our increase of $111.4 million period over period is the result of the increase in retail sales due to the increase in our number of dispensaries and patient count. Our decrease in gross profit percentage is the result of adding additional products with higher production costs during the same period.

Sales and Marketing Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Sales and Marketing Expenses	$59,349	$25,050	$34,299	137%
% of Total Revenues	23%	24%

Sales and marketing expense increased from $25.1 million for the year ended December 31, 2018, to $59.3 million for the year ended December 31, 2019, an increase of $34.3 million. The increase in sales and marketing is the result of higher head count for the year ended December 31, 2019 as compared to the year ended December 31, 2018 as we continue to build our sales team to maintain and further drive higher growth in sales and market share. The increased head count resulted in higher personnel costs, which is the driver for the increase in sales and marketing year over year.

General and Administrative Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
General and Administrative Expenses	$14,071	$19,156	$(5,085)	(27%)
% of Total Revenues	6%	19%

General and administrative expense for the year ended December 31, 2019 decreased to $14.1 million from $19.2 million for the year ended December 31, 2018, a decrease of $5.1 million. The decrease in general and administrative expense is the result of recording in 2018 the remaining stock compensation of $15.0 million related to founders’ warrants. This decrease in expense for the year ended December 31, 2019 is offset by an increase in infrastructure expenses to support our continued business growth.

Depreciation and Amortization Expenses

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Depreciation and Amortization Expenses	$5,079	$1,138	$3,941	346%
% of Total Revenues	2%	1%

Depreciation and amortization expenses for the year ended December 31, 2019 was $5.1 million, up $3.9 million, or 346% from $1.1 million for the year ended December 31, 2018. The overall increase in depreciation and amortization expenses was due to investment in infrastructure that resulted in more capitalized assets from the additional dispensaries and cultivation space. Additionally, we implemented Accounting Standards Codification, or ASC 842, Leases in 2019 and as a result there was additional amortization from finance leases.

Total Other Income (Expense), Net

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Total Other Income (Expense), Net	$(9,658)	$(2,044)	$(7,614)	373%
% of Total Revenues	(4)%	(2)%

Total other income (expense), net for the year ended December 31, 2019 was $(9.7) million, an increase of $(7.6) million or 373%, from $(2.0) million for the year ended December 31, 2018. The increase is the result of interest expenses related to the June and November Notes and the addition of finance leases in accordance with the new lease accounting standard effective for the year ended December 31, 2019.

Provision for Income Taxes

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Provision for Income Taxes	$50,586	$22,151	$28,435	128%
Effective Tax Rate	49%	67%

Income tax expense for the year ended December 31, 2019 increased to $50.6 million from $22.2 million for the year ended December 31, 2018, an increase of $28.4 million as a result of a $111.4 million increase in gross profit for the same periods. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. The increase in income tax expense is due to the significant increase in gross profit as a result of the increase in retail sales partially offset by increase in production costs as a percentage of revenue due to the introduction of products with higher production costs.

Net Income and Comprehensive Income

	Year Ended December 31,		Change Increase / (Decrease)
	2019	2018	$	%

	(dollars in thousands)
Net Income and Comprehensive Income	$53,094	$10,893	$42,202	387%

Net income for the year ended December 31, 2019 was $53.1 million, an increase of $42.2 million, or 387%, from $10.9 million for the year ended December 31, 2018. The increase in net income was driven by the increase in retail sales as a result of opening twenty additional dispensaries during the year ended December 31, 2019. Gross profit as a percentage of revenue decreased period over period due to the introduction of new products with higher production costs. This net increase to net income was offset by the net increase in sales and marketing and general and administrative expenses related to the increase in personnel costs and increases in dispensary expense such as insurance, depreciation and interest expense costs. In addition, due to the implementation of the new accounting standard for leases, additional depreciation and interest expense was recorded period over period due to the additional leases completed for the new dispensaries. Income taxes also increased significantly period over period due to the higher margins realized due to the increase in revenue and efficiencies in production offset by production mix.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations and capital spending through cash flows from product sales, loans from affiliates and entities controlled by our affiliates, third-party debt, and proceeds from the sale of our capital stock. We are generating cash from sales and are deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and long term to support our business growth and expansion. Our current principal sources of liquidity are our cash and cash equivalents provided by our operations and debt and equity offerings. Cash and cash equivalents were $213.6 million, $146.7 million and $91.8 million as of September 30, 2021, December 31, 2020 and 2019, respectively.

We believe our existing cash balances will be sufficient to meet our anticipated cash requirements from the date of this prospectus through at least the next 12 months.

Our primary uses of cash are for working capital requirements, capital expenditures and debt service payments. Additionally, from time to time, we may use capital for acquisitions and other investing and financing activities. Working capital is used principally for our personnel as well as costs related to the growth, manufacture and production of our products. Our capital expenditures consist primarily of additional facilities and dispensaries, improvements in existing facilities and product development.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. There can be no assurance that we will be able to obtain additional funds on terms acceptable to us, on a timely basis or at all. The failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the results of operations, and financial condition.

The following table presents our cash and outstanding debt as of the dates indicated:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(unaudited)
Cash and cash equivalents	$213,574	$146,713	$91,813
Outstanding debt:
Notes payable	6,000	6,000	6,000
Notes payable - related party	12,000	12,011	12,903
Private placement notes	130,000	130,000	130,000
Warrant liability	—	—	9,892
Operating lease liability	47,921	31,397	23,143
Finance lease liability	62,588	38,935	19,440
Construction finance liability	$92,021	$82,047	$22,956

Cash Flows

The tables below highlight our cash flows for the periods indicated.

	Nine Months Ended September 30,
	2021	2020

	(dollars in thousands)
Net cash provided by operating activities	$75,080	$72,840
Net cash used in investing activities	(237,642)	(90,814)
Net cash provided by financing activities	229,423	119,538
Net increase in cash and cash equivalents	66,861	101,564
Cash and cash equivalents, beginning of period	146,713	91,813
Cash and cash equivalents, end of period	$213,574	$193,377

	Year Ended December 31,
	2020	2019	2018

	(dollars in thousands)
Net Cash Provided by Operating Activities	$99,643	$19,073	$23,517
Net Cash Used in Investing Activities	(174,654)	(94,673)	(51,055)
Net Cash Provided by Financing Activities	129,911	142,982	50,561
Net Increase in Cash and Cash Equivalents	54,900	67,383	23,023
Cash and Cash Equivalents, Beginning of Year	91,813	24,430	1,407
Cash and Cash Equivalents, End of Year	$146,713	$91,813	$24,430

Cash Flow from Operating Activities

Net cash provided by operating activities was $75.1 million for the nine months ended September 30, 2021, an increase of $2.2 million, compared to $72.8 million net cash provided by operating activities during the nine months ended September 30, 2020. This is primarily due to increased net income offset by increases in net working capital requirements, including inventory, as we ramp the business to support our growth.

Net cash provided by operating activities was $99.6 million for the year ended December 31, 2020, an increase of $80.6 million, compared to $19.1 million net cash provided by operating activities during the year ended December 31, 2019. This is primarily due to organic growth of our business partially offset by net working capital including inventory, as we ramp the business to support the growth.

Net cash provided by operating activities was $19.1 million for the year ended December 31, 2019, a decrease of $4.4 million, compared to $23.5 million net cash provided by operating activities during the year ended December 31, 2018. This is primarily due to the impact of changes in inventory and accounts payable and accrued liabilities related to our growth and expanded product mix, partially offset by our increase in net income as a result of the increase in dispensaries and organic growth as a result of increase in patient count.

Cash Flow from Investing Activities

Net cash used in investing activities was $237.6 million for the nine months ended September 30, 2021, an increase of $146.8 million, compared to the $90.8 million net cash used in investing activities for the nine months ended September 30, 2020. The increase is due to the increase of property and equipment purchases for the construction of additional dispensaries and continued expansion of our cultivation and processing facilities, as well as acquisitions completed during the period.

Net cash used in investing activities was $174.7 million for the year ended December 31, 2020, an increase of $80.0 million, compared to the $94.7 million net cash used in investing activities for the year ended December 31, 2019. The increase is due to the Pennsylvania acquisition in 2020 and the increase of property and equipment purchases for the construction of additional dispensaries and continued expansion of our cultivation and processing facilities during the year ended December 31, 2020.

Net cash used in investing activities was $94.7 million for the year ended December 31, 2019, an increase of $43.6 million, compared to the $51.1 million net cash used in investing activities for the year ended December 31, 2018. The increase is due to the additional dispensaries and the construction and automation of our cultivation and processing facilities during the year ended December 31, 2019. In addition, we acquired Healing Corner during the year ended December 31, 2019.

Cash Flow from Financing Activities

Net cash provided by financing activities was $229.4 million for the nine months ended September 30, 2021, an increase of $109.9 million, compared to the $119.5 million net cash provided by financing activities for the nine months ended September 30, 2020. The increase was primarily due to proceeds from the closing of an underwritten, marketed public offering of 5,750,000 Subordinate Voting Shares resulting in gross proceeds, before deducting underwriting discounts and commissions and offering expenses payable by us, of $227.9 million (after giving effect to the conversion rate on April 7, 2021) as well as proceeds from share warrant exercises and proceeds from construction finance liabilities.

Net cash provided by financing activities was $129.9 million for the year ended December 31, 2020, a decrease of $13.1 million, compared to the $143.0 million net cash provided by financing activities for the year ended December 31, 2019. The increase was primarily related to $83.2 million of proceeds for the issuance of shares offering that occurred for the year ended December 31, 2020. The increase was partially offset by the $122.2 million in net proceeds received from the debt issuance in 2019.

Net cash provided by financing activities was $143.0 million for the year ended December 31, 2019, an increase of $92.4 million, compared to the $50.6 million net cash provided by financing activities for the year ended December 31, 2018. The increase was primarily related to the $122.2 million net proceeds received from our recent debt issuance compared to the $47.5 million net proceeds raised with the subscription receipt offering in 2018. An additional increase as a result of the proceeds from the construction finance liability related to transactions for properties located in Massachusetts and Florida.

Funding Sources

Finance Liability, “June Warrants” and “November Warrants”

On June 18, 2019, we completed an offering using our Canadian prospectus of 70,000 units (the “June Units”), comprised of an aggregate principal amount of US$70.0 million of 9.75% senior secured notes maturing in 2024 (the “June Notes”) and an aggregate amount of 1,470,000 subordinate voting share warrants (each individual warrant being a “June Warrant”) at a price of US$980 per June Unit for a gross proceeds of US$68.6 million. Each June Unit was comprised of one June Note issued in denominations of $1,000 and 21 June Warrants.

On November 7, 2019, we completed an offering using our Canadian prospectus of 60,000 units (the “November Units”), comprised of an aggregate principal amount of US$60.0 million of 9.75% senior secured notes maturing in 2024 (the “November Notes”) and an aggregate amount of 1,560,000 subordinate voting share warrants (each individual warrant being a “November Warrant”) at a price of US$980 per November Unit for a gross proceeds of US$61.1 million. Each November Unit was comprised of one November Note issued in denominations of $1,000 and 26 November Warrants.

Promissory Notes

In 2017, we entered into three unsecured promissory notes with a 12% annual interest rate, which was amended in January 2019 to extend the maturity by three years to 2022. The balance of these notes is $4.0 million. On December 17, 2017, we entered into a promissory note with a 12% annual interest rate and a balance of $2.0 million, which will mature December 2021. These notes were paid in the fourth quarter of 2021.

Related Party Promissory Notes

In February 2019, we entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder of Trulieve for $257,337. In March 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $158,900. In June 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $262,010. In November 2018, the Company entered into two separate 24-month unsecured loans each with an 8% annual interest rate with a former director and shareholder for a total of $474,864. As of the first quarter-ended March 31, 2021, all loans with Benjamin Atkins have matured and been paid in full.

In May 2018, the Company entered into two separate unsecured promissory notes (the “Traunch Four Note” and the “Rivers Note”) for a total of $12.0 million. The Traunch Four Note is held by Traunch Four, LLC, an entity whose direct and indirect owners include Kim Rivers, the Chief Executive Officer and Chair of the Board, as well as Thad Beshears, Richard May, George Hackney, all of whom are directors of Trulieve, and certain of Richard May’s family members. The Rivers Note is held by Kim Rivers. Each promissory note has a 24-month maturity and 12% annual interest rate. The two unsecured promissory notes were amended in March 2021 to extend the maturity one year to May 2022, all other terms remain unchanged. These notes were paid in the fourth quarter of 2021.

Balance Sheet Exposure

At September 30, 2021, the entirety of our balance sheet is exposed to U.S. cannabis-related activities. We believe our operations are in material compliance with all applicable state and local laws, regulations, and licensing requirements in the states in which we operate. However, cannabis remains illegal under U.S. federal law. Substantially all our revenue is derived from U.S. cannabis operations. For information about risks related to U.S. cannabis operations, please refer to “Risk Factors” in this prospectus.

Contractual Obligations

At September 30, 2021, we had the following contractual obligations to make future payments, representing contracts and other commitments that are known and committed:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total

	(dollars in thousands)
Accounts payable and accrued liabilities	$62,769	$—	$—	$—	$62,769
Notes payable	6,000	—	—	—	6,000
Notes payable - related party	12,000	—	—	—	12,000
Private placement notes	—	—	130,000	—	130,000
Operating lease liability	1,991	16,059	15,559	35,893	69,502
Finance lease liability	2,494	23,755	18,464	43,875	88,588
Construction finance liability	12,300	38,963	27,792	164,432	243,487

At December 31, 2020, we had the following contractual obligations to make future payments, representing contracts and other commitments that are known and committed:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total

	(dollars in thousands)
Accounts Payable and Accrued Liabilities	$41,902	$—	$—	$—	$41,902
Notes Payable	2,000	4,000	—	—	6,000
Notes Payable - Related Party	12,011	—	—	—	12,011
Other Long-Term Liabilities	—	—	130,000	—	130,000

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total

	(dollars in thousands)
Operating Lease Liability	5,480	10,681	9,764	14,225	40,150
Finance Lease Liability	6,964	12,899	11,375	24,669	55,907
Construction Finance Liability	$—	$—	$61,071	$20,977	$82,047

Critical accounting policies and estimates

Critical accounting estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates, revisions to accounting estimates are recognized in the period in which the estimate is revised.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below

Estimated Useful Lives and Depreciation and Amortization of Property and Equipment and Intangible Assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Accounting for acquisitions and business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired and consideration paid are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Goodwill Impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill has been impaired. In order to determine if the value of goodwill may have been impaired, we perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. When applying this valuation technique, we rely on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Share-based payment arrangements

We use the Black-Scholes pricing model to determine the fair value of warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Critical accounting policies

Inventory

Our inventories primarily consist of raw materials, internally-produced work in process, and finished goods and packaging materials. Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less then net realizable value. The costs include materials, labor and manufacturing overhead used in the growing and production processes. Pre-harvest costs are capitalized. Our inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Leases

ASC Topic 842 a standard that requires lessees to increase transparency and comparability among organization by requiring the recognition of Right of Use Assets “ROU” assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objectives of enabling users of financial statement to assess the amount, timing, and uncertainty of cash flows arising from leases. The new standard was effective beginning January 1, 2019 and the standard was adopted using the modified retrospective transition approach, which allows us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate comparative prior year periods.

Revenue Recognition

We recognize revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Through our application of the standard, we recognize revenue to depict the transfer of promised goods to our customers in an amount that reflects the consideration of which we expect to be entitled to in exchange for those goods. We contract with our customers for the sale of dried cannabis, cannabis oil and other cannabis related products that consist of multiple performance obligations. Revenue from the direct sale of cannabis to customers for a fixed price is recognized when we transfer control of the goods to the customer at the point of sale and the customer has paid for the goods.

Stock Based Compensation

We account for stock-based compensation expense in accordance with FASB ASC 718 Compensation – Stock Compensation, which requires the measurement and recognition of stock-based compensation expense based on estimated fair values, for all stock based payment awards made to employees. We measure the stock-based payment awards based on its estimated fair value of the awards using the Black-Scholes option pricing model, and the fair value of the Company’s common stock on the date of grant, for the warrants and options.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of, including, and without limitation, such considerations as liquidity and capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Strategic and operational risks arise if we fail to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

Currency Risk

Our operating results and financial position are reported in U.S. dollars. Some of our financial transactions are denominated in currencies other than the U.S. dollar. The results of operations are subject to currency transaction risks.

We have no hedging agreements in place with respect to foreign exchange rates. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Credit Risk

Management does not believe that the Company has credit risk related to its customers, as the Company’s revenue is generated primarily through cash transactions. The Company deals almost entirely with on demand sales and does not have any material wholesale agreements as of December 31, 2020. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet its financial obligations associated with financial liabilities. We manage liquidity risk through the management of its capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due.

Asset forfeiture risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Interest rates have a direct impact on the valuation of our debt warrants whose value is calculated by using the Black-Scholes method for fair value calculation, for which interest rates are a key assumption used in the Black-Scholes valuation model.

Concentration Risk

Our operations are substantially located in Florida. Should economic conditions deteriorate within that region, our results of operations and financial position would be negatively impacted.

Banking Risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of Trulieve, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. We have banking relationships in all jurisdictions in which we operate.

Financial Instruments and Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks. The board of directors of Trulieve mitigate these risks by assessing, monitoring and approving the risk management processes.

Our financial instruments are carried at fair value and consist of money market fund and warrant liability. Our financial instruments where carrying value approximates the fair value include cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1:	Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and

Level 3:	Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

BUSINESS

Overview

Trulieve is a vertically integrated cannabis company and multi-state operator which currently holds licenses to operate in ten states and has received notice of intent to award a license in an eleventh state. Headquartered in Quincy, Florida, we are the market leader for quality medical cannabis products and services in Florida and we have market leading retail operations in Arizona and Pennsylvania. By providing innovative, high-quality products across our brand portfolio, we aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to utilizing predictive analytics to stay abreast of market trends, consumer demographics and evolving demand.

All of the states in which we operate have adopted legislation to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, only Arizona, California, Colorado, Connecticut, Massachusetts, and Nevada have adopted legislation permitting the commercialization of adult-use cannabis products. As of December 31, 2021, we employed over 9,000 people and we are committed to providing patients and adult consumers, which we refer to herein as “patients” or “customers,” a consistent and welcoming retail experience across Trulieve branded stores and affiliated retail locations. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered managed service agreements in the states in which they operate. As of January 15, 2022, we operated 160 dispensaries, with 111 dispensaries in Florida, 19 affiliated dispensaries in Pennsylvania, 17 dispensaries in Arizona, 5 dispensaries in California, 3 dispensaries in Maryland, 2 dispensaries in Massachusetts, 2 dispensaries in West Virginia and 1 dispensary in Connecticut, and we operated cultivation and processing facilities in Arizona, Colorado, Florida, Maryland, Massachusetts, Nevada, Pennsylvania, and West Virginia. As of September 30, 2021, prior to the closing of the Harvest acquisition, the majority of our revenue was generated from the sale of medical cannabis products in Florida. We expect the Harvest acquisition will have a significant impact on our results of operations and financial condition as of and for the fourth quarter ending December 31, 2021 and in future periods as we integrate Harvest’s business with our existing operations.

Our business and operations center around the Trulieve brand philosophy of “Patients First” which permeates our culture beginning with high- quality and efficient cultivation and manufacturing practices, focus on the consumer experience at Trulieve branded and affiliated retail locations, at our in-house call center and where available at patient residences through a robust home delivery program. Our investments in vertically integrated operations in several of our markets afford us ownership of the entire supply chain which mitigates third-party risks and allows us to completely control product quality and brand experience. We believe that this is contributive to high patient retention and brand loyalty. We successfully operate our core business functions of cultivation, production and distribution at scale, and are skilled at rapidly increasing capacity without any interruption to existing operations.

Trulieve has identified five regional geographic hubs in the U.S. and has established cannabis operations in three of the five hubs: Southeast, Northeast, and Southwest. In each of our three regional hubs we have market leading positions in cornerstone states and additional operations and assets in other state markets. Our hubs are managed by national and regional management teams supported by our corporate headquarters in Florida.

Southeast Hub

Our southeast hub operations are anchored by our cornerstone market of Florida. Trulieve was the first licensed operator in the medical market in Florida with initial sales in 2016. Publicly available reports filed with the Florida Office of Medical Marijuana Use show Trulieve has the most dispensing locations and the greatest dispensing volume across product categories out of all licensed medical marijuana businesses in the state as of December 31, 2021. Trulieve cultivates and produces all of its products in-house and distributes those products to patients in Trulieve branded stores (dispensaries) throughout Florida, as well as via home delivery.

As of December 31, 2021, Trulieve operated over 2.8 million square feet of cultivation and processing facilities across thirteen sites. In accordance with Florida law, Trulieve grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures. In furtherance of our patient-first focus, we have developed a suite of Trulieve branded products with over 800 stock keeping units, or SKUs, as of December 31, 2021, including flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives patients the ability to select the product that consistently delivers the desired effect and in their preferred method of delivery. These products are delivered to patients statewide in Trulieve-branded retail stores and by home delivery. As of December 31, 2021, Trulieve operated 111 retail dispensaries throughout Florida.

In Georgia, Trulieve received a Notice of Intent to award a Class 1 Production License from the Georgia Access to Medical Cannabis Commission in July 2021. The Notice of Intent to award is a notice of the Georgia Access to Medical Cannabis Commission’s expected contract award to Trulieve GA pending resolution of a protest process. If the contract is awarded, Trulieve GA will hold one of two Class 1 Production Licenses in the state and will be permitted to cultivate cannabis for the manufacture of low THC oil.

Northeast Hub

Our northeast hub operations are anchored by our cornerstone market of Pennsylvania. As of December 31, 2021, Trulieve operated approximately 344 thousand square feet of cultivation and processing capacity and 26 dispensaries in the northeast.

Trulieve conducts cultivation, processing, and retail operations through its direct and indirect subsidiaries with permits for retail operations and grower/processor operations in Pennsylvania. These subsidiaries operate cultivation and processing facilities in McKeesport, Reading, and Carmichael, Pennsylvania to support our affiliated network of retail dispensaries and wholesale distribution network across the state.

Trulieve operates three medical dispensaries and conducts wholesale sales supported by approximately 122,000 square feet of cultivation and processing in Hancock, Maryland. As of December 2021, there were approximately 147,070 registered patients in the state.

Trulieve operates two retail dispensaries in Massachusetts, serving medical patients and adult use customers in Northampton and adult use customers in Worcester. Our retail operations are supported by cultivation and manufacturing operations in Holyoke. We commenced wholesale sales in September 2021. Trulieve was the first to offer sales of clones supporting home grow for residents in the Massachusetts market in August 2021.

Trulieve operates a medical cannabis dispensary located in Bristol, Connecticut. Under Connecticut’s adult-use cannabis legislation, which was enacted July 1, 2021, Trulieve can seek regulatory approval to expand sales at this dispensary to include adult use sales.

Trulieve operates two medical dispensaries in Morgantown and Weston, West Virginia, supported by cultivation and processing operations in Huntington, West Virginia. Trulieve has been awarded and has acquired permits to operate up to a total of nine dispensaries in West Virginia.

Southwest Hub

Our southwest hub operations are anchored by our cornerstone market of Arizona. As of December 31, 2021, Trulieve operated approximately 375 thousand square feet of cultivation and processing capacity and 22 dispensaries in the southwest.

As of December 31, 2021, Trulieve operated 17 medical and adult use dispensaries in Arizona with three additional vertical licenses and one option to purchase a license. Our Arizona dispensaries are supported by approximately 320,000 square feet of indoor, greenhouse and outdoor cultivation facilities, with expansion of these facilities currently underway.

Trulieve operates five licensed medical and/or adult-use cannabis dispensaries in California in Grover Beach, Napa, Palm Springs, and Venice.

Trulieve conducts wholesale operations serving the medical and adult use markets and operates a 32,000 square foot cultivation and production facility located in Cheyenne, Nevada. Trulieve operates a 14,000 square foot processing facility in Denver, Colorado in connection with its wholesale business serving the medical and adult use markets.

Corporate History

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) was incorporated under the Business Corporations Act (Ontario) on September 17, 1940. It changed its name from “Bandolac Mining Corporation” to “Schyan Exploration Inc. / Exploration Schyan Inc.” on October 29, 2008.

On September 19, 2018, in connection with the Transaction (as defined below), Schyan Exploration Inc. / Exploration Schyan Inc. filed Articles of Amendment under the Business Corporations Act (Ontario) to (i) effect the name change from “Schyan Exploration Inc. / Exploration Schyan Inc.” to “Trulieve Cannabis Corp.”, (ii) re-designate all of the then issued and outstanding common shares of the Company into Subordinate Voting Shares, on the basis that each one issued and outstanding common share was re-designated into one Subordinate Voting Share, and (iii) increase the authorized capital of the Company by creating two new classes of shares, an unlimited number of Super Voting Shares and an unlimited number of Multiple Voting Shares.

On September 19, 2018, in connection with the Transaction, Trulieve Cannabis Corp. continued into the Province of British Columbia as a corporation under the Business Corporations Act (British Columbia) and consolidated its issued and outstanding Subordinate Voting Shares on the basis of one post-consolidation share for every 80.94486 pre-consolidation shares.

On September 21, 2018, Trulieve Cannabis Corp. completed the Transaction and acquired all of the securities of Trulieve US by way of a plan of merger. Pursuant to the Transaction, a wholly owned subsidiary of Trulieve Cannabis Corp. created to effect the Transaction merged with and into Trulieve US and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp. In addition and in connection with the Transaction, 10,927,500 issued and outstanding subscription receipts of Trulieve US were exchanged for 10,927,500 Subordinate Voting Shares (3,573,450 of which Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares), 548,446 broker warrants of Trulieve US were exchanged for 548,446 broker warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00, and 8,784,872 compensation warrants of Trulieve US were exchanged for 8,784,872 compensation warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00. As a result of the Transaction, Trulieve Cannabis Corp. met the CSE listing requirements and the Subordinate Voting Shares commenced trading on the CSE under the symbol “TRUL” on September 25, 2018.

The Transaction

On September 11, 2018, Trulieve Cannabis Corp., Trulieve US and Schyan Sub, Inc., or Subco, a wholly-owned subsidiary of Trulieve Cannabis Corp., entered into a merger agreement to effect a transaction, or the Transaction, whereby Trulieve US and Subco merged, and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp.

At the annual and special meeting of shareholders held on August 15, 2018 and in connection with the Transaction, Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) received approval to continue into the jurisdiction of British Columbia. Trulieve Cannabis Corp. filed articles of continuance pursuant to the Business Corporations Act (British Columbia) and completed the continuance on September 19, 2018. Trulieve Cannabis Corp. filed articles of amendment on September 19, 2018 for the amendment to its articles providing for the re-designation of its common shares as Subordinate Voting Shares and to create a class of Multiple Voting Shares and Super Voting Shares on completion of the Transaction. The articles of amendment filed on September 19, 2018 also changed the Company’s name to “Trulieve Cannabis Corp.” (from Schyan Exploration Inc.).

In connection with the Transaction, Trulieve Cannabis Corp. consolidated its existing common shares on the basis of one Subordinate Voting Share for each 80.94486 existing common shares.

Prior to the Transaction, Trulieve US completed a brokered and a non-brokered subscription receipt financing, or SR Offering, at a price of C$6.00 per subscription receipt for aggregate gross proceeds of approximately C$65 million.

Holders of the subscription receipts that participated in the SR Offering on a non-brokered basis and whom were residents of the United States agreed to exchange the Subordinate Voting Shares issued to such holders on exercise of the subscription receipts for Multiple Voting Shares on the basis of one Multiple Voting Share for each 100 Subordinate Voting Shares.

In connection with the Transaction and pursuant to the SR Offering, a total of 7,554,050 Subordinate Voting Shares, 170,102.50 Multiple Voting Shares and 852,466 Super Voting Shares were issued and outstanding after completion of the Transaction, including Subordinate Voting Shares and Multiple Voting Shares issued to former holders of the subscription receipts issued in the SR Offering. Each Super Voting Share is convertible into Multiple Voting Shares at the option of the holder or upon certain triggering events. Each Multiple Voting Share, including those issued upon conversion of the Super Voting Shares, is convertible into 100 Subordinate Voting Shares at the option of the holder or upon certain triggering events.

The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol “TRUL” and trade on the OTCQX Best Market under the symbol “TCNNF”.

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) had no active business operations leading up to completion of the Transaction. In connection with the Transaction, it disposed of a mineral exploration property eight kilometers northeast of the town of Cadillac, Quebec.

Trulieve US was incorporated as a Georgia corporation under the name “George Hackney, Inc.” on January 25, 1990. On June 11, 2018, Trulieve US domesticated to Florida with the Florida Division of Corporations pursuant to Florida Statute 607.1801. On July 18, 2018, Trulieve US changed its name to “Trulieve, Inc.” On August 27, 2018, Trulieve US increased its authorized share capital to 25,000,000 shares of common stock and 20,000 shares of preferred stock with a par value of $0.001 per share. On September 11, 2018, Trulieve US approved a reclassification of the issued and outstanding share capital of Trulieve US whereby each issued and outstanding share of common stock was split and became 150 shares of common stock such that there were 986,835 shares of common stock of Trulieve US issued and outstanding prior to the closing of the Transaction.

Hackney Nursery, a predecessor to Trulieve US has been registered as a nursery in the State of Florida since June 2, 1981. On November 23, 2015, Trulieve US was awarded a license to operate in the State of Florida as a Medical Marijuana Dispensing Organization. Trulieve US filed a fictitious name application with the Florida Division of Corporations for the name “Trulieve” on March 20, 2016 and changed its name to “Trulieve, Inc.” on July 18, 2018. Pursuant to current law, Trulieve US is now a Medical Marijuana Treatment Center in the State of Florida. Trulieve US is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use. The Department issued a license to Trulieve US on November 23, 2015.

Cultivation and Processing Capacity

Trulieve produces high quality cannabis flower for direct consumption and uses a variety of processes to transform this high-quality biomass into the extensive portfolio of products sold in our stores and in our wholesale channels. Our prominence in our cornerstone market of Florida demonstrates the quality and affordability of the product we produce at scale. With a focus on replicable, scalable operations, we have detailed design standards, standard operating procedures, and training protocols that are employed across cultivation sites to achieve a high level of consistency and quality.

As of December 31, 2021, Trulieve operated over 2.8 million square feet of cultivation and processing facilities across thirteen sites in Florida, the cornerstone market in our southeast hub. Trulieve operated approximately 344 thousand square feet of cultivation and processing capacity in our northeast hub and approximately 375 thousand square feet of cultivation and processing capacity in our southwest hub. In our cornerstone market of Florida, Trulieve cultivates, processes, and manufactures all cannabis products sold in our Florida dispensaries. In other markets including Arizona, Maryland, Massachusetts, Pennsylvania, and West Virginia, we have achieved varying percentages of vertical integration with cultivation and processing operations to support our retail and wholesale businesses. Trulieve invests in a large number of in-house quality personnel as well as testing laboratories, both of which allow us to control quality in all aspects of our business while operating at scale.

We utilize various extraction techniques including super critical ethanol extraction, carbon dioxide extraction, and hydrocarbon extraction. We have invested in light hydrocarbon extraction processes, allowing for concentrates that preserve the natural ratios of cannabinoids, terpenes, and other target compounds to better replicate the flower experience. Light hydrocarbon extraction also offers the benefit of greater extraction yields in many cases. In addition, we own CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado.

Marketing and Community Outreach

Trulieve’s marketing strategies currently center around education and outreach for physicians and medical patients and where permissible, adult use customers.

Our educational materials are designed to help physicians understand cannabinoid science, the high standards pursuant to which our plants are cultivated, the processes required for regulatory compliance, and how our products provide relief for patients. Our dedicated physician education team delivers in-person outreach to hundreds of physicians each month as well as immediate phone support through a dedicated physician education team member in our call center. Patients primarily learn about us through their physicians, patient-centric community events, and digital marketing. We participate in dozens of patient outreach and community events on a monthly basis. An engaged patient audience is captured through our digital content marketing and via multiple popular social media platforms.

We also attend many events focused on educating non-patients and potential customers who may benefit such as veterans, seniors, organizations that serve qualifying patient populations, and various health and wellness groups. Search engine optimization of our website also captures potential patients and customers researching the benefits of medical marijuana, which offers another pathway to informative materials about therapeutic uses of cannabis, our products and how to legally access them.

It is our goal to generate brand loyalty by providing patients and customers with industry-leading products and superior service in an appealing, approachable setting. We accomplish this goal through several key strategies: training; branded store experiences; brand awareness; multiple channels of distribution; our loyalty program and communication platforms; and research and development.

Patient and customer experience is an area of significant focus for Trulieve. We employ and continuously improve numerous training programs and methods in an effort to provide our front-line workers with the resources and information they need to provide patients and customers with an excellent experience across all Trulieve branded locations. We offer specialized management training so there is daily reinforcement of patient and customer experience best practices.

As part of our customer centric approach, in select markets we offer various purchase options including phone ordering, online ordering, home delivery, and in store. In our Arizona market, in select locations we offer different queues for medical patients and adult use customers.

A core element of our strategy centers around the distribution of branded products through branded retail locations and wholesale channels. We strive to set a high standard for excellence and deliver excellent patients and customer experiences in our branded retail locations. We have developed and acquired a portfolio of our own branded retail products that we cultivate, manufacture and distribute in our regional hubs. Trulieve brands include premium tier brands Avenue, Alchemy, and Cultivar Collection; mid tier brands Modern Flower, Momenta, Muse, and Sweet Talk, and value tier brands Co2lors, loveli, and Roll One.

We have also developed relationships with brand partners that allow for the sale of partner branded products in select markets and retail locations. Brand partnerships in Florida include arrangements with Bellamy Brothers, Bhang, Binske, Black Tuna, Blue River, Connected, Love’s Oven, SLANG, and Sunshine Cannabis. Trulieve has licensed the Moxie brand in Pennsylvania and has exclusive arrangements with Connected and El Blunto in Arizona.

Truliever Loyalty Program and Communication Platforms

The Truliever program is a loyalty program in which patients and customers earn points for dollars spent and receive discounts when their points exceed specified thresholds. Trulievers are also the first to be informed about special discounts or limited product releases and are invited to exclusive Truliever promotions and events. We understand each consumer has unique communication preferences and capabilities. As such, we engage with customers, patients and physicians through a variety of methods including email, text, social media and online chat.

Research and Development

We have a dedicated research and development team focused on product development and technological innovation. Our R&D team evaluates new technologies and performs rigorous testing prior to recommending new products for introduction into production. The team monitors developments in the fast-paced cannabis industry and adjacent industries to help us remain competitive.

Competitive Conditions and Position

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. We believe that most competitors in the cannabis market consists of localized businesses (those doing business in a single state). There are several multistate operators with whom we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also considered part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors.

Florida

The Office of Medical Marijuana Use, or OMMU, regulates the vertically integrated medical marijuana program in the state of Florida. Each operator is required to have a licensed cultivation, processing and dispensing site. There is no state-imposed limitation on the permitted size of cultivation or processing facilities in Florida, nor is there a limit on the number of plants that may be grown. As of December 31, 2021, there were 22 operators with 396 dispensaries (of which Trulieve operated 111) serving 656,370 patients in the state of Florida. Based on the December 31, 2021 OMMU report, Trulieve sold approximately 42% of the oil products and approximately 50% of the smokable marijuana in Florida. The closest competitors are Curaleaf and AltMed Florida (Mu¨V). OMMU is expected to issue up to 27 new vertically integrated medical marijuana treatment center licenses by July 1, 2023.

Pennsylvania

Pennsylvania permits three different types of marijuana organizations: dispensaries, grower-processors, and clinical registrants. A clinical registrant permit allows the license holder to grow, process, and dispense medical marijuana in conjunction with an accredited medical school. The Commonwealth’s Medical Marijuana Act authorized the Department of Health to issue up to 25 grower-processor permits, 50 dispensary permits, and up to ten clinical registrant permits. The Department of Health has discretion to expand the number of dispensary and grower-processor permits as necessary, but no more than 20% of the total number of growers/processors may also be issued permits as dispensaries.

A dispensary permit may be used to dispense medical marijuana at up to three locations as approved by the Department. Competitors with retail and/or wholesale operations in Pennsylvania include Columbia Care, Cresco Labs, Curaleaf, Green Thumb Industries, Jushi Holdings, TerrAscend and Verano.

Arizona

The Arizona Department of Health Services oversees the medical marijuana and adult use programs in Arizona. A total of 130 vertical licenses were issued under the medical marijuana program, permitting the license owner or operator to establish one medical marijuana retail dispensary, one cultivation site, and/or one co-located processing operation. In accordance with the rules for adult use consumption adopted following the passage of Prop 207 in November 2020, existing medical license holders were permitted to apply for approval to expand license approval to include adult use sales. In April 2021, the Department of Health Services awarded 13 new dispensary licenses for specific counties through a lottery system. The licenses were awarded in counties with fewer than two operational dispensaries. The Department of Health Services is expected to issue up to 26 additional licenses through a social equity program

California

California’s Office of Administrative Law approved the Medicinal and Adult-Use Cannabis Regulation and Safety Act, which is the general framework for the regulation of commercial medicinal and adult-use cannabis in California. California has the oldest and most saturated cannabis market in the US. There were over 1,000 approved dispensaries and cultivators in 2021.

Maryland

The Maryland Medical Cannabis Commission (the “MMCC”) regulates the state program and awarded operational licenses in a highly competitive application process. 102 dispensary licenses were awarded and an original 15 cultivation licenses were awarded. In April 2018, Maryland lawmakers agreed to expand the state’s medical marijuana industry by authorizing an additional seven licenses for cultivation and 13 for processing. Each dispensary operator is limited to a maximum of four retail dispensaries.

Massachusetts

The Commonwealth of Massachusetts’s Cannabis Control Commission, or CCC, tightly regulates its medical and adult use market. As of February 15, 2021, CCC has approved 313 Marijuana Retailer Licenses, 236 Marijuana Cultivation Licenses, and 181 Marijuana Product Manufacturer Licenses. Marijuana Retailers can combine medical and adult use licenses. Notable competitors in Massachusetts include Ascend, Acreage Holdings, Cresco Labs, Cultivate, Curaleaf, Columbia Care, Diem Cannabis, MedMen, Harvest, Cookies and Surterra Wellness. Massachusetts regulations pit these competitors against each other in the highly competitive Host Community Agreement, or HCA, process. Municipalities administer the HCA process to give invitations to selected dispensaries to operate within their cities and towns. Operators must obtain an HCA for a retail store, cultivation facility, and product manufacturing facility.

As of June 21, 2021, of the 351 municipalities in the Commonwealth, approximately 167 had bans, no zoning, or have not responded. In addition, as of November 20, 2020, approximately 62 municipalities had reached their license caps and 122 had zoning in place allowing for applications. Dispensaries compete for real estate locations for retail stores and in cultivation with respect to canopy size. The CCC has an 11 tier categorization for cultivation starting with a canopy limit of 5,000 square feet on tier 1 up to a canopy limit of 100,000 square feet on tier 11. As of June 2020 there were 129 cultivation applications with a maximum possible canopy of 3,645,000 square feet in Massachusetts, of which only six licensed entities were Tier 11.

Connecticut

Connecticut’s Medical Marijuana Program is not currently accepting new applications and only issued licenses after selecting winners in response to a competitive RFP process. Currently, there are 18 dispensaries which source product from four licensed cultivators. The four licensed cultivators are Green Thumb Industries (GTI), Curaleaf, CTPharma and Theraplant. In addition to having one of the cultivation licenses, Curaleaf operates four of the dispensaries. On June 22, 2021, Governor Ned Lamont signed into law Senate Bill 1201, which authorizes the legal possession of certain quantities of cannabis for adults over the age of 21 effective July 1, 2021, and creates a process for regulation of adult use cannabis cultivation, production, distribution, and sale to consumers over the age of 21 within the state. By May 4, 2022, the State of Connecticut intends to issue by lottery to qualified applicants 16 adult use retailer, 4 adult use micro-cultivator, 10 adult use delivery, 10 adult use food and beverage manufacturer, and 6 adult use product manufacturer licenses. The State will also issue in that timeframe adult use cultivation licenses to certain qualified social equity applicants through a non-lottery licensing fee process.

West Virginia

The West Virginia Office of Medical Cannabis has awarded ten cultivation permits, ten processor permits, and one hundred dispensary permits. Licensees are required to establish operations in West Virginia within a six-month start-up period. Trulieve opened the first two medical dispensaries in West Virginia in November 2021.

Georgia

On July 24, 2021, Trulieve GA received a Notice of Intent to award a Class 1 Production License from the Georgia Access to Medical Cannabis Commission. The Notice of Intent to award is a notice of the Georgia Access to Medical Cannabis Commission’s expected contract award to Trulieve GA pending resolution of a protest process. If the contract is awarded, Trulieve GA will hold one of two Class 1 Production Licenses in the state. A Class 1 Production License allows its holder to cultivate cannabis in 100,000 square feet of cultivation space for the manufacture of low THC oil. The Georgia Access to Medical Cannabis Commission also has issued a notice of intent to award four (4) Class 2 Production Licenses, each of which allows its holder to cultivate cannabis in 50,000 square feet of cultivation space for the manufacture of low THC oil. The two (2) Class 1 Production Licenses and four (4) class 2 Production Licenses are currently the only production licenses the state is allowed to issue.

Colorado

The Marijuana Enforcement Division oversees the licensing and regulation of medical and adult use marijuana programs in Colorado. The Colorado Department of Revenue regularly issues reports on the industry and related performance metrics. According to data published by the Colorado Department of Revenue, as of January 1, 2022 Colorado had 226 medical cannabis product manufacturers and 299 adult use cannabis product manufacturers.

Nevada

The Cannabis Compliance Board oversees the medical and adult use cannabis programs in Nevada, including five types of cannabis establishment licenses: cultivation facility, distributor, product manufacturing facility, testing facility/laboratory, and retail store. According to the Cannabis Compliance Board website, as of December 13, 2021, a total of 94 active dispensaries were operational in Nevada supported by over 300 licenses for medical and adult use cultivation facilities.

Key Business Objectives

Trulieve will continue to focus on achieving our vision and mission to be a leading customer-focused cannabis brand in the U.S., with depth in select markets with favorable attributes relative to our strategic vision. We aim to provide the highest level of cannabis products and customer experience through authentic and reciprocal relationships.

Our strategic priorities include the following:

•	Developing exceptional customer experiences and building brand loyalty through elevated retail experiences, high quality cannabis products, and customer first approach;

•	Continuing to execute on our hub strategy by:

•	Building additional scale and depth in our cornerstone markets of Arizona, Florida, and Pennsylvania;

•	Expanding operations as appropriate in new and existing markets; and

•	Pursuing organic license awards and strategic acquisition opportunities

•	Distributing branded products through branded retail locations and wholesale network by:

•	Expanding distribution of branded products through branded retail locations;

•	Converting acquired, affiliated, and/or operated retail locations to Trulieve branded retail; and

•	Developing and expanding wholesale channels with initial emphasis on Arizona, Massachusetts, Maryland, and Pennsylvania markets

•	Innovating across product and consumer categories with a continued focus on meeting patient and customer needs;

•	Investing in infrastructure and support for future growth; and

•	Focusing on profitable growth and prudent capital allocation.

Trulieve Leases

We own or lease our facility locations including cultivation, processing, retail and corporate office locations. We do not have any one lease representing over 10% of our consolidated leasing costs and, as a result, do not consider any of our leases to be material. In Florida, we have 111 operational dispensaries, of which 109 are leased, and we have 14 cultivation, manufacturing and distribution facilities, of which 6 are leased. In Arizona, we have 17 operational dispensaries, of which 13 are leased. In California, we have 5 operational dispensaries, of which 3 are leased. We have a single operational manufacturing facility in Colorado that is leased. We have one operational dispensary in Connecticut that is leased. In Georgia, we own vacant land that is in the process of being developed into a cultivation facility. In Massachusetts, we operate 2 operational dispensaries, both of which are leased, and operate two separate cultivation properties, one of which is leased. We have 3 operational dispensaries in Maryland, of which 2 are leased, and we also operate a cultivation, manufacturing and distribution facility on adjacent leased properties. In Nevada, we lease a single cultivation, distribution and manufacturing facility. In Pennsylvania, there are 19 operational affiliated dispensaries, 17 of which are leased, and there are 3 affiliated cultivation and manufacturing facilities, of which a portion of one is leased. In West Virginia, we have 2 dispensaries and a cultivation facility that are leased and we own real property where additional cultivation operations will be developed.

Specialized Skills

We recruit talented individuals to join the Trulieve team. Our employees have a wide range of skill sets, including employees with PhD and master’s degrees. Many of our employees are college graduates and have specific skills related to their job function. We intend to continue to build out our research and development team with scientists and other technical specialists. We use a variety of recruiting techniques, including online resources as well as recruiting professionals, to assist with filling specialized roles.

Supply Chain

We have varying degrees of vertical operations in the markets in which we operate. In the Florida market, our operations are fully vertically integrated as required by state regulations. In other markets we may operate within one or more segment of the cannabis value chain. In the normal course of our business we purchase input materials and components that we utilize in the cultivation, processing, manufacture and distribution of our products. No individual suppliers represent a significant portion of our purchases or represent a material risk to our operations.

Brand Recognition and Intellectual Property

We have built some brand recognition throughout our largest market and home State of Florida. One of our key business objectives is to build brand equity in the Trulieve brand name through our branded retail stores and interactions with our customers and patients. We intend to rebrand acquired and affiliated locations over time as part of our plan to expand our branded retail reach. Trulieve maintains a consistent approach to the design of its retail stores and endeavors to create a uniform experience for its patients and customers.

We have received trademark approval from the State of Florida for the name Trulieve. We own the domain name trulieve.com as well as several related domain names. We rely on non-disclosure and confidentiality agreements to protect our intellectual property rights. To the extent we are required to make disclosure regarding specific proprietary or trade secret information, such information is redacted prior to public disclosure.

Year-Round Business

Our business operates year-round. Operations and sales trends in select markets where we operate do follow seasonal trends with various times of the year providing an opportunity for outdoor cultivation, seasonal impacts on sales in summer and winter months in markets in the Southwest and Northeast and promotional activity increases around specific industry and holiday events.

Diversity, Equity & Inclusion (DE&I)

We are committed to contributing positively to the legal cannabis industry. As a business that produces and distributes a product that many people – especially people of color – were arrested and incarcerated for in the past, we recognize the supreme importance of promoting diversity, equity and inclusion in the cannabis industry. As such, we have launched a DE&I Committee comprised of executives, senior management, and a diversity consultant. The DE&I Committee is charged with implementing and recording the efficacy of our efforts to recruit and develop diverse talent, implement company-wide diversity and cultural competency training, increase supplier diversity, engage in social justice initiatives and more.

Regulatory Overview

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we are currently directly involved, through our subsidiaries, in the cannabis industry.

Federal Regulation of Cannabis in the United States

The United States federal government regulates drugs in large part through the Controlled Substances Act, or CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse; no currently accepted medical use in treatment in the United States; and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis having a concentration of tetrahydrocannabinol, or THC, greater than 0.3% is marijuana. Cannabis with a THC content below 0.3% is classified as hemp. The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for marijuana by physicians, researchers, patients, and others. Moreover, as of July 9, 2021 and despite the clear conflict with U.S. federal law, at least 36 states and the District of Columbia have legalized marijuana for medical use, although Mississippi’s medical cannabis legalization measure is under challenge. Eighteen of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. In November 2020, voters in Arizona, Montana, New Jersey and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalize marijuana for medical use, although South Dakota’s adult-use measure has been declared unconstitutional. In 2021, the states of Connecticut, New Mexico, New York, and Virginia enacted laws legalizing the adult use of cannabis.

Marijuana is largely regulated at the state level in the United States. State laws regulating marijuana are in conflict with the CSA, which makes marijuana use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in those states where we maintain such licenses, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard with which marijuana-related businesses would comply. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

On January 21, 2021, Joseph R. Biden, Jr. was sworn in as President of the United States. President-elect Biden’s Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the Department of Justice under President Biden and Attorney General Garland, will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Attorney General Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole memorandum, enforcement priorities are determined by respective United States Attorneys.

As an industry best practice, despite the rescission of the Cole Memorandum, we abide by the following standard operating policies and procedures, which are designed to ensure compliance with the guidance provided by the Cole Memorandum:

1.

Continuously monitor our operations for compliance with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.

Ensure that our cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.	Implement policies and procedures to prevent the distribution of our cannabis products to minors;

4.	Implement policies and procedures in place to avoid the distribution of the proceeds from our operations to criminal enterprises, gangs or cartels;

5.

Implement an inventory tracking system and necessary procedures to reliably track inventory and prevent the diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.

Monitor the operations at our facilities so that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs or engaging in any other illegal activity; and

7.

Implement quality controls so that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to avoid adverse public health consequences from cannabis use and discourage impaired driving.

In addition, we frequently conduct background checks to confirm that the principals and management of our operating subsidiaries are of good character and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or the use of firearms in the cultivation, manufacturing or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate and the policies and procedures that are related to the possession of cannabis or cannabis products outside of the licensed premises.

Moreover, in recent years, certain temporary federal legislative enactments that protect the medical marijuana and hemp industries have also been in effect. For instance, certain marijuana businesses receive a measure of protection from federal prosecution by operation of temporary appropriations measures that have been enacted into law as amendments (or “riders”) to federal spending bills passed by Congress and signed by Presidents Obama, Trump and, most recently, President Biden. For instance, in the Appropriations Act of 2015, Congress included a budget “rider” that prohibits DOJ from expending any funds to enforce any law that interferes with a state’s implementation of its own medical marijuana laws. The rider is known as the “Rohrbacher-Farr” Amendment after its original lead sponsors. Originally, a Republican-controlled House and Democratic-controlled Senate passed the Rohrbacher-Farr Amendment. The bill was “a bipartisan appropriations measure that looks to prohibit the DEA from spending funds to arrest state-licensed medical marijuana patients and providers.” Subsequently, the amendment has been included in multiple budgets passed by successive Congresses controlled by both major political parties. While the Rohrbacher-Farr Amendment has been included in successive appropriations legislation or resolutions since 2015, its inclusion or non-inclusion is subject to political change.

The Rohrbacher-Farr Amendment was extended most recently when President Biden signed the Omnibus Appropriations Act of 2021, which funds the agencies of the federal government through September 30, 2021 as amended by a stopgap spending measure extending the Act through February 18, 2022. Notably, Rohrbacher-Farr has applied only to medical marijuana programs and has not provided the same protections to enforcement against adult-use activities. If the Rohrabacher-Farr Amendment is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

United States Border Entry

The United States Customs and Border Protection, or CBP, enforces the laws of the United States as they pertain to lawful travel and trade into and out of the U.S. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer determine the admissibility of travelers who are non-U.S. citizens into the United States pursuant to the United States Immigration and Nationality Act. An investment in our Subordinate Voting Shares, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission.

Because marijuana remains illegal under United States federal law, those investing in Canadian companies with operations in the United States cannabis industry could face detention, denial of entry, or lifetime bans from the United States for their business associations with United States marijuana businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-US citizen or foreign national. The government of Canada has started warning travelers that previous use of marijuana, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the marijuana industry in the United States could also be reason enough for CBP to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because marijuana continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal may affect admissibility to the United States. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to marijuana in the United States (such as Trulieve), who are not United States citizens, face the risk of being barred from entry into the United States.

Anti-Money Laundering Laws and Access to Banking

The Company is subject to a variety of laws and regulations in the United States that involve anti-money laundering, financial recordkeeping and the proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (referred to herein as the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

Additionally, under United States federal law, it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. For example, banks and other financial institutions could potentially be prosecuted and convicted of aiding and abetting money laundering under the Bank Secrecy Act for providing services to cannabis businesses. Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other financial service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical or adult-use marijuana, FinCEN, in 2014, issued guidance, or the FinCEN Guidance, to prosecutors of money laundering and other financial crimes. The FinCEN Guidance is viewed as advising prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that marijuana-related business activities are legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana out of the hands of organized crime). Importantly, the FinCEN Guidance also clarifies how financial institutions can provide financial services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including through enhanced customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps typically include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	Requesting available information about the business and related parties from state licensing and enforcement authorities;

4.

Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in the FinCEN Guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

While the FinCEN Guidance decreased some risk for banks and financial institutions considering servicing the cannabis industry, in practice it has not increased banks’ willingness to provide services to marijuana-related businesses. This is because current U.S. federal law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence (i.e. enhanced due diligence) on each marijuana-related business they accept as a customer.

Those commercial banks and/or credit unions that have agreed to work with marijuana businesses are typically limiting those accounts to small percentages of their total deposits to avoid creating liquidity and concentration risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana-related businesses at any time and without notice, these banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to service their other customers. Because many banks and credit unions that are providing banking services to marijuana-related businesses are smaller institutions, applicable concentration limits may also impose limits in the aggregate amounts of loans that might be provided to the industry. Those commercial banks and credit unions that do have customers in the marijuana industry can charge marijuana businesses high fees to cover the added cost of ensuring compliance with the FinCEN Guidance.

Unlike the Cole Memorandum, however, the FinCEN Guidance has not been rescinded, but FinCEN has stated that it views the FinCEN Guidance to include compliance with the requirements of the rescinded Cole Memorandum. Secretary of the Treasury, Janet Yellen, has not made any public statements with regards to how the Treasury Department plans to treat marijuana-related businesses.

As an industry best practice and consistent with its standard operating procedures, Trulieve adheres to all customer due diligence steps in the FinCEN Guidance and any additional requirements imposed by those financial institutions it utilizes. However, in the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of anti-money laundering legislation or otherwise, such transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

In the United States, the “SAFE Banking Act” was adopted by the U.S. House of Representatives, which would grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. It is unclear whether the U.S. Senate will take up the SAFE Banking Act for a vote. While there is strong support in the public and within Congress for the SAFE Banking Act and similar legislation, there can be no assurance that it will be passed as presently proposed or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Ability to Access Public and Private Capital

Given the current laws regarding cannabis at the federal level in the United States, traditional bank financing is typically not available to United States marijuana companies. Specifically, since financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the United States must do so in compliance with the FinCEN Guidance. We have banking relationships with Florida, Massachusetts and Connecticut state-chartered banks for deposits and payroll, however we do not have access to traditional bank financing.

Tax Concerns

An additional challenge for marijuana-related businesses is that the provisions of IRC Section 280E are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. IRC Section 280E prohibits marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a marijuana business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. Furthermore, although the IRS issued a clarification allowing the deduction of cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted.

The 2018 Farm Bill

CBD is a nonintoxicating chemical found in cannabis and is often derived from hemp, which contains, at most, only trace amounts of THC. On December 20, 2018, Former President Trump signed the Agriculture Improvement Act of 2018 (popularly known as the 2018 Farm Bill) into law. Until the 2018 Farm Bill became law, hemp fell within the definition of “marijuana” under the CSA and the DEA classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant.

The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the CSA. The 2018 Farm Bill requires the U.S. Department of Agriculture, or USDA, to, among other things: (1) evaluate and approve regulatory plans approved by individual states for the cultivation and production of industrial hemp, and (2) promulgate regulations and guidelines to establish and administer a program for the cultivation and production of hemp in the U.S. The regulations promulgated by the USDA will be in lieu of those states not adopting state-specific hemp regulations. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the USDA and otherwise meets the definition of hemp. The 2018 Farm Bill also explicitly preserved the authority of the FDA to regulate hemp-derived products under the U.S. Food, Drug and Cosmetic Act. The Company expects that the FDA will promulgate its own rules for the regulation of hemp-derived products in the coming year. Notwithstanding the pending FDA rules, on October 29, 2019, the USDA published its proposed rules for the regulation of hemp, (referred to herein as the “USDA Rule”). The USDA Rule became effective on March 22, 2021. The USDA Rule, among other things, sets minimum standards for the cultivation and production of hemp, as well as requirements for laboratory testing of hemp.

Compliance with Applicable State Law in the United States

We are classified as having a “direct” involvement in the United States cannabis industry and we believe that we are in compliance with applicable state laws, as well as related licensing requirements and the regulatory frameworks enacted by the States of Arizona, Florida, California, Colorado, Connecticut, Nevada, Maryland and West Virginia, and the Commonwealths of Massachusetts and Pennsylvania. We are not subject to any citations or notices of violation with applicable licensing requirements and the regulatory frameworks which may have an impact on our licenses, business activities or operations. We use reasonable commercial efforts to ensure that our business is in compliance with applicable licensing requirements and the regulatory frameworks enacted by Arizona, Florida, California, Colorado, Connecticut, Nevada, Maryland, Massachusetts, Pennsylvania and West Virginia through the advice of our Director of Compliance, who monitors and reviews our business practices and changes to applicable state laws and regulations, as well as United States Federal enforcement priorities. Our Chief Legal Officer and General Counsel work with external legal advisors in Arizona, Florida, California, Colorado, Connecticut, Nevada, Maryland, Massachusetts, Pennsylvania and West Virginia to ensure that we are in on-going compliance with applicable state laws.

In the United States, cannabis is largely regulated at the state level. Although each state in which we operate (and anticipate operating) authorizes, as applicable, medical and/or adult-use marijuana production and distribution by licensed or registered entities, and numerous other states have legalized marijuana in some form, under U.S. federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia remains illegal, and any such acts are criminal acts under U.S. federal law. Although we believe that our business activities are compliant with applicable state and local laws of the United States, strict compliance with state and local laws with respect to marijuana may neither absolve us of liability under U.S. federal law, nor provide a defense to any federal proceeding which may be brought against us. Any such proceedings brought against us may result in a material adverse effect on our business.

Regulation of the Medical Cannabis Market in Florida

In 2014, the Florida Legislature passed the Compassionate Use Act, or CUA, which was a low-THC (CBD) law, allowing cannabis containing not more than 0. 8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and initially allowed for one vertically integrated license to be awarded in each of five regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria, which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman and to be a registered nursery for at least 30 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act, or RTA, which expanded the State’s medical cannabis program to allow for full potency THC products to be sold as “medical marijuana” to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (referred to herein as the “Initiative”) to expand the medical cannabis program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution. The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn’s disease, Parkinson’s disease, PTSD, multiple sclerosis, and other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of State-issued medical cannabis identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes outlined in the constitution into law. The 2017 law provides for the issuance of 10 licenses to specific entities and another four licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of 25 dispensary locations with the ability to purchase additional dispensary locations from one another, and for an additional five locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation’s cap on dispensing facilities expired in April 2020.

Trulieve US License (the “Florida License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve, Inc.	Medical Marijuana Treatment Center	Statewide	07/24/22	Cultivation, Processing/ Manufacturing, Dispensary, Transport

Under Florida law, a licensee is required to cultivate, process and dispense medical cannabis. Licenses are issued by the Florida Department of Health, Office of Medical Marijuana Use, or OMMU, and may be renewed biennially. Trulieve US received its most recent license renewal on July 24, 2020 and is classified as a Medical Marijuana Treatment Center, or MMTC, under Florida law.

There is no state-imposed limitation on the permitted size of cultivation or processing facilities in Florida, nor is there a limit on the number of plants that may be grown. The OMMU intends is expected to issue up to 27 new vertically integrated MMTC licenses by July 1, 2023.

Under our license, we are permitted to sell cannabis to those patients who are entered into Florida’s electronic medical marijuana use registry by a qualified physician and possess a state-issued medical marijuana identification card and a valid certification from the qualified physician. The physician determines patient eligibility as well as the routes of administration (e.g., topical, oral, inhalation sublingual, suppository, edible, and smoking marijuana) and the number of milligrams per day a patient is able to obtain under the program. The physician may order a certification for up to three 70-day supply limits of marijuana, following which the certification expires, and a physician must issue a new certification. The number of milligrams dispensed, the category of cannabis (either low-THC or medical marijuana) and whether a delivery device, such as a vaporizer, has been dispensed is all recorded in the registry for each patient transaction. In addition, smokable flower was approved by the legislature and signed into law in March 2019. Patients must obtain a specific recommendation from their physician to purchase smokable flower. The maximum amount a patient may obtain is 2.5 ounces (measured by weight) of smokable flower per 35-day supply.

We are authorized to sell a variety of products and offer over 800 SKUs in various product categories for sale. OMMU implemented rules regulating the production and sale of edible products in August of 2020, and the Company’s Florida licensee shortly thereafter became the first MMTC to dispense edibles in Florida. OMMU implemented rules regulating the use of hydrocarbon solvents (e.g., N-butane, isobutane, propane, pentane and heptane) for the extraction of derivative products in August 2021. Trulieve announced the first sale in Florida of hydrocarbon extraction derived concentrate products in September 2021.

Dispensaries may be located in any location zoned as appropriate for a pharmacy throughout the State of Florida as long as the local government has not expressly prohibited MMTC dispensaries in their respective municipality. Additionally, dispensaries must be located more than 500 feet from a public or private elementary, middle, or secondary school. Following the adoption of the cap on total dispensaries by each MMTC, as discussed above, our Florida licensee filed a claim in the Court for the Second Judicial Circuit in Leon County challenging the dispensary cap and asking the Court to disregard the dispensary locations we had open and/or applied for prior to the limitation becoming effective. On February 4, 2019, we announced that we won our lawsuit in the trial court, with the court ruling that we may open an additional 14 dispensary locations based on these locations having previously vested. Moreover, the Court ruled that in the alternative, the statutory caps placed on the number of dispensaries allowed across the State were not only unconstitutionally added after Amendment 2 had been approved by voters but were also adversely impacting patient access. We have since settled our challenge with the Florida Department of Health. Our 14 dispensaries that were established before the statewide cap was enacted are now excluded from the statutory cap. The statutory cap expired in April 2020; thus, neither Trulieve US nor its competitors in Florida are subject to restrictions on the number of dispensaries that may be opened. As of January 15, 2022, we had 111 approved dispensaries in the State of Florida. In addition, our license allows us to deliver products directly to patients.

Florida Reporting Requirements

Florida law called for the OMMU to establish, maintain, and control a computer software tracking system that traces cannabis from seed-to-sale and allows real-time, 24-hour access by the OMMU to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when marijuana seeds are planted, when marijuana plants are harvested and destroyed and when cannabis is transported, sold, stolen, diverted, or lost. Each medical marijuana treatment center shall use the seed-to-sale tracking system established by the OMMU or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the OMMU. At this time, the OMMU has not implemented a statewide seed-to-sale tracking system; thus we use our own seed-to-sale system. Additionally, the OMMU maintains a patient and physician registry, and licensees must comply with all requirements and regulations regarding the provision of required data or proof of key events to said system to retain their license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida or any subsequent variances to the same. The OMMU must approve any changes or expansions of previous representations and disclosures to the OMMU via an amendment or variance process.

Florida Licensing Requirements

Licenses issued by the OMMU may be renewed biennially so long as the licensee continues to meet the requirements of the Florida Statute 381.986 and pays a renewal fee. License holders can only own one license within the State of Florida. Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture & Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the OMMU, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the OMMU, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, (ix) they ensure that a medical director is employed to supervise the activities of the MMTC, and (x) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the OMMU, the applicant must post a performance bond of up to US $5 million, which may be reduced to US $2 million once the licensee has served 1,000 patients (which Trulieve has accomplished).

There was a lawsuit that challenged essential aspects of the 2017 Legislation and OMMU regulations. In December 2017, Florigrown, LLC and other plaintiffs challenged aspects of the 2017 Legislation and OMMU regulations as unconstitutional due to: (1) requiring MMTCs to be vertically integrated (e.g., cultivate and process the cannabis to be sold at the MMTC’s own licensed dispensaries); (2) the cap of total number of MMTC licenses in the State; and (3) the authorization of the OMMU to issue MMTC licenses to certain applicants that met criteria defined by the 2017 legislation. On October 18, 2019, a trial judge in the Circuit Court for Leon County ruled that Florigrown, LLC had a substantial likelihood of succeeding on its claims, holding that the vertical integration and licensing cap conflicted with the language in Article X, Section 29 and that the provisions in the 2017 defining the criteria for eligibility for MMTC licensure constituted an impermissible “special law” under Article III, Section 11(a)(12) of the Florida Constitution. On July 10, 2019, an intermediate appellate court affirmed aspects of the Circuit Court for Leon County’s ruling. On May 27, 2021, the Florida Supreme Court issued a 6-1 decision finding that Florigrown, LLC and the other plaintiffs did not demonstrate a substantial likelihood of success on the merits of any of its constitutional claims. In effect, the Florida Supreme Court’s 6-1 decision upholds Florida’s regulatory scheme.

Security and Storage Requirements for Cultivation, Processing and Dispensing Facilities in Florida

Adequate outdoor lighting is required from dusk to dawn for all MMTC facilities. 24-hour per day video surveillance is required, and all MMTCs must maintain at least a rolling 45-day period that is made available to law enforcement and the OMMU upon demand. Alarm systems must be active at all items for all entry points and windows. Interior spaces must also have motion detectors, and all cameras must have an unobstructed view of key areas. Panic alarms must also be available for employees to be able to signal authorities when needed.

In dispensaries, the MMTC must provide a waiting area with a sufficient seating area. There must also be a minimum of one private consultation/education room for the privacy of the patient(s) and their caregiver (if applicable). The MMTC may only dispense products between 7:00 am and 9:00 pm. All active products must be kept in a secure location within the dispensary, and only empty packaging may be kept in the dispensary’s general area, which is readily accessible to customers and visitors. No product or delivery devices may be on display in the waiting area.

An MMTC must at all times provide secure and logged access for all cannabis materials. This includes approved vaults or locked rooms. There must be at least two employees of the MMTC or an approved security provider on-site at all times. All employees must wear proper identification badges, and visitors must be logged in and wear a visitor badge while on the premises. The MMTC must report to local law enforcement any loss, diversion or theft of cannabis materials within 24 hours of becoming aware of such an occurrence.

Florida Transportation Requirements

When transporting cannabis to dispensaries or patients for delivery, a manifest must be prepared, and transportation must be done using an approved vehicle. The cannabis must be stored in a separate, locked area of the vehicle and at all times while in transit, there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest must include the following information: (i) departure date and time; (ii) name, address and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity and form of cannabis and delivery device; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. The MMTC must keep these manifests for inspection for up to three years. During the delivery, a copy of the manifest is also provided to the recipient.

OMMU Inspections in Florida

The OMMU may conduct announced or unannounced inspections of MMTC’s to determine compliance with applicable laws and regulations. The OMMU is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The OMMU is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Regulation of the Medical and Adult-Use Cannabis Markets in Arizona

Arizona Regulatory Landscape

In December 2010, Arizona voters passed the Arizona Medical Marijuana Act (the “AMMA”), A.R.S. Section 36- 2801 et seq. The AMMA went into effect on April 14, 2011, making Arizona the fifteenth state to adopt a medical marijuana law. The AMMA designates the Arizona Department of Health Services (the “ADHS”) as the licensing and issuing authority for the Arizona Medical Marijuana Program. The ADHS has adopted rules and regulations for developing and implementing the Arizona Medical Marijuana Program. These rules and regulations are set forth in the Arizona Administrative Code Title 9, Chapter 17.

The first medical marijuana licenses in Arizona were issued in 2012 and Arizona currently has over 120 open dispensaries.

Arizona Proposition 207, also known as the Smart and Safe Arizona Act, was a voter initiative to legalize the adult recreational use of marijuana that was approved by voters on November 3, 2020. The Smart and Safe Arizona Act directs the Arizona State Department of Health Services to establish rules for retail marijuana sales by June 1, 2021, allow marijuana to be subject to state and local sales taxes like other retail items, and would impose an additional 16% excise tax on marijuana products.

Licenses in Arizona

We own, control or have contractual arrangements with entities that hold a total of 20 vertical licenses to operate cultivation processing, and/or retail medical and adult use cannabis dispensaries in the State of Arizona.

Holding Entity	Municipality	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Abedon Saiz, LLC	Havasu City	1/21/23	Adult Use Vertically Integrated
Abedon Saiz, LLC	Havasu City	10/6/23	Medical Vertically Integrated
AD, LLC	Phoenix	1/21/23	Adult Use Vertically Integrated
AD, LLC	Phoenix	8/7/22	Medical Vertically Integrated
Byer’s Dispensary, Inc.	Scottsdale	1/21/23	Adult Use Vertically Integrated
Byer’s Dispensary, Inc.	Scottsdale	8/7/22	Medical Vertically Integrated
Fort Mountain Consulting, LLC	El Mirage	1/21/23	Adult Use Vertically Integrated
Fort Mountain Consulting, LLC	El Mirage	10/6/23	Medical Vertically Integrated
Green Desert Patient Center of Peoria, Inc.	Peoria	1/21/23	Adult Use Vertically Integrated
Green Desert Patient Center of Peoria, Inc.	Peoria	8/7/22	Medical Vertically Integrated
Green Sky Patient Center of Scottsdale, Inc.	Scottsdale	1/21/23	Adult Use Vertically Integrated
Green Sky Patient Center of Scottsdale, Inc.	Scottsdale	8/7/22	Medical Vertically Integrated
High Desert Healing, LLC	Avondale	1/21/23	Adult Use Vertically Integrated
High Desert Healing, LLC	Avondale	8/7/22	Medical Vertically Integrated
High Desert Healing, LLC	Chandler	1/21/23	Adult Use Vertically Integrated
High Desert Healing, LLC	Chandler	8/7/22	Medical Vertically Integrated
Kwerles, Inc.	Phoenix	1/21/23	Adult Use Vertically Integrated
Kwerles, Inc.	Phoenix	10/6/23	Medical Vertically Integrated
Medical Pain Relief, Inc.	Case Grande	1/21/23	Adult Use Vertically Integrated
Medical Pain Relief, Inc.	Casa Grande	8/7/22	Medical Vertically Integrated
Mohave Valley Consulting, LLC	Phoenix	1/21/23	Adult Use Vertically Integrated
Mohave Valley Consulting, LLC	Phoenix	10/6/23	Medical Vertically Integrated
Nature Med, Inc.	Guadalupe	1/21/23	Adult Use Vertically Integrated
Nature Med, Inc.	Guadalupe	8/7/22	Medical Vertically Integrated
Pahana, Inc.	Glendale	1/21/23	Adult Use Vertically Integrated
Pahana, Inc.	Glendale	10/6/23	Medical Vertically Integrated
Patient Care Center 301, Inc.	Tucson	1/21/23	Adult Use Vertically Integrated
Patient Care Center 301, Inc.	Tucson	10/6/23	Medical Vertically Integrated
Purplemed, Inc.	Tucson	3/6/23	Adult Use Vertically Integrated
Purplemed, Inc	Tucson	8/7/22	Medical Vertically Integrated
Sherri Dunn, LLC	Cottonwood	1/21/23	Adult Use Vertically Integrated
Sherri Dunn, LLC	Cottonwood	10/6/23	Medical Vertically Integrated
Svaccha, LLC	Apache Junction	1/21/23	Adult Use Vertically Integrated
Svaccha, LLC	Apache Junction	10/6/23	Medical Vertically Integrated
Svaccha, LLC	Tempe	1/21/23	Adult Use Vertically Integrated
Svaccha, LLC	Tempe	10/6/23	Medical Vertically Integrated
Sweet 5, LLC	Mesa North	1/21/23	Adult Use Vertically Integrated
Sweet 5, LLC	Mesa North	10/6/23	Medical Vertically Integrated
The Giving Tree Wellness Center of Mesa, Inc.	Mesa	3/6/23	Adult Use Vertically Integrated
The Giving Tree Wellness Center of Mesa, Inc.	Mesa	8/7/22	Medical Vertically Integrated

Arizona Licenses and Regulations

Arizona state licenses are renewed annually. Each year, licensees are required to submit a renewal application per guidelines published by the ADHS. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable licenses, we would expect to receive the applicable renewed license in the ordinary course of business. While our compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that our licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede our ongoing or planned operations and have a material adverse effect on our business, financial condition, results of operations or prospects.

Arizona is a vertically integrated system so that each license permits the holder to acquire, cultivate, process, distribute and/or dispense, deliver, manufacture, transfer, and supply medical and/or adult use marijuana in compliance with the AMMA and ADHS rules and regulations.

Dispensing Requirements

In order to dispense medical marijuana to a qualifying patient or designated caregiver, a licensed dispensary is required to (1) verify the qualifying patient’s or designated caregiver’s identity, (2) offer appropriate patient education or support materials, (3) make available testing results related to the product sought, if requested by the qualifying patient or designated caregiver, (4) enter the qualifying patient’s or designated caregiver’s registry identification number on the identification card presented into the medical marijuana electronic verification system, (5) verify the validity of the identification card presented, (6) verify that the amount of marijuana product to be dispensed would not cause the qualifying patient to exceed the regulatory limit, and (7) enter information into the medical marijuana electronic verification system regarding the amount of medical marijuana dispensed, whether it was dispensed directly to the qualifying patient or to a caregiver, the date and time of dispensing, the registry identification number of the dispensary agent, and the dispensary’s registry identification number.

Requirements Relating to Recordkeeping and Inventory Control

Licensed dispensaries are required by regulation to utilize an inventory control system that documents (1) daily updated inventory amounts of marijuana products, (2) acquisitions of medical marijuana from qualifying patients or designated caregivers, (3) acquisitions of medical marijuana from other dispensaries, (4) information related to batches of marijuana cultivated by the licensee, (5) information regarding provision of medical marijuana to other dispensaries, (6) information relating to required testing of marijuana products, and (7) the disposition of marijuana products determined not to be dispensed to a patient or to be included in manufacturing a marijuana product. Licensed dispensaries are additionally required to keep records regarding qualifying patients that: (1) include dated entries from registered dispensary agents regarding dispensing, (2) are safeguarded against unauthorized access and tampering, (3) include documentation of requests by qualifying patients and caregivers regarding marijuana products and educational materials.

Requirements Relating to Security and Transportation

Licensed dispensaries are permitted to transport marijuana and marijuana products between dispensaries and cultivation sites, qualifying patients, other dispensaries, and licensed analytical laboratories. Dispensaries are required to complete a comprehensive trip plan prior to transport that describes the products being transported, the time of the trip, and the anticipated route. During transportation, dispensary agents are required to use unmarked vehicles, hide marijuana and marijuana products from view, and communicate with the licensed dispensary. Licensed dispensaries are required to keep records of trip plans.

Licensed dispensaries are also required to implement a variety of security measures to protect dispensary and cultivation sites from unauthorized access: (1) intrusion detection devices, (2) exterior lighting, (3) video cameras covering the entrances and exits of limited access areas and facilities, as well as point of sale locations and grow rooms, (4) failure notification systems, (5) battery backup for cameras and other equipment, and (6) panic buttons on the interior of facilities. Licensed dispensaries are also required to implement policies and procedures that restrict access to the areas of the dispensary that contain marijuana, that provide for identification of authorized individuals, that prevent loitering, for the conduct of electronic monitoring, and for the use of panic buttons.

Arizona Reporting Requirements

The State of Arizona uses the ADHS Medical Marijuana Verification System (“ADHS MMV”) to validate card holders, verify allotment amounts and track all retail transactions for Arizona qualified patients. The ADHS MMV system is also used annually by license holders to renew the dispensary registration certificate.

We use Leaf Logix software as our computerized, seed-to-sale tracking and inventory system. Individual licensees whether directly or through third-party integration systems are required to capture and retain all information pertaining to the acquisition, possession, cultivation, manufacturing, delivery, transfer, transportation, supplying, selling, distributing, or dispensing of medical marijuana, to meet all reporting requirements for the State of Arizona.

ADHS Inspections

Licensed dispensaries are required to comply with announced and unannounced inspections by the ADHS. These include, but are not limited to, inspections based upon a credible allegation of noncompliance with Arizona law.

Regulation of the Medical Cannabis Market in Massachusetts

The Commonwealth of Massachusetts has authorized the cultivation, possession and distribution of marijuana for medical purposes by certain licensed Massachusetts marijuana businesses. The Medical Use of Marijuana Program, or MUMP, registers qualifying patients, personal caregivers, Medical Marijuana Treatment Centers, or MTCs, and MTC agents. MTCs were formerly known as Registered Marijuana Dispensaries, or RMDs. The MUMP was established by Chapter 369 of the Acts of 2012, “An Act for the Humanitarian Medical Use of Marijuana”, following the passage of the Massachusetts Medical Marijuana Initiative, Ballot Question 3, in the 2012 general election. Additional statutory requirements governing the MUMP were enacted by the Legislature in 2017 and codified at G.L. c. 94I, et. seq. (referred to herein as the “Massachusetts Medical Act”). MTC Certificates of Registration are vertically integrated licenses in that each MTC Certificate of Registration entitles a license holder to one cultivation facility, one processing facility and one dispensary locations. There is a limit of three MTC licenses per person/entity.

The Commonwealth of Massachusetts Cannabis Control Commission, or CCC, regulations, 935 CMR 501.000 et seq. (referred to herein as the “Massachusetts Medical Regulations”), provide a regulatory framework that requires MTCs to cultivate, process, transport and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program, including conditions such as cancer, glaucoma, positive status for human immunodeficiency virus (HIV), acquired immune deficiency virus (AIDS), hepatitis C, amyotrophic lateral sclerosis (ALS), Crohn’s disease, Parkinson’s disease, and multiple sclerosis (MS) when such diseases are debilitating, and other debilitating conditions as determined in writing by a qualifying patient’s healthcare provider.

The CCC assumed control of the MUMP from the Department of Public Health on December 23, 2018. The CCC approved revised regulations for the MUMP on November 30, 2020.

Massachusetts Licensing Requirements (Medical)

The Massachusetts Medical Regulations delineate the licensing requirements for MTCs in Massachusetts. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of the Commonwealth of Massachusetts; (ii) no executive, member or any entity owned or controlled by such executive or member directly or indirectly controls more than three MTC licenses; (iii) an MTC may not cultivate medical cannabis from more than two locations statewide; (iv) MTC agents must be registered with the Massachusetts Cannabis Control Commission; (v) an MTC must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vi) one executive of an MTC must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information (CORI) system; (vii) the MTC applicant has at least $500,000 in its control as evidenced by bank statements, lines of credit or equivalent; and (viii) payment of the required application fee.

In an MTC application, an applicant must also demonstrate or include: (i) the name, address date of birth and resumes of each executive of the applicant and of the members of the entity; (ii) a plan to obtain liability insurance coverage in compliance with statutes; (iii) detailed summary of the business plan for the MTC; (iv) an operational plan for the cultivation of marijuana including a detailed summary of policies and procedures; and (v) a detailed summary of the operating policies and procedures for the MTC including security, prevention of diversion, storage of marijuana, transportation of marijuana, inventory procedures, procedures for quality control and testing of product for potential contaminants, procedures for maintaining confidentiality as required by law, personnel policies, dispensing procedures, record keeping procedures, plans for patient education and any plans for patient or personal caregiver home delivery. An MTC applicant must also demonstrate that it has (i) a successful track record of running a business; (ii) a history of providing healthcare services or services providing marijuana for medical purposes in or outside of Massachusetts; (iii) proof of compliance with the laws of the Commonwealth of Massachusetts; (iv) complied with the laws and orders of the Commonwealth of Massachusetts; and (v) a satisfactory criminal and civil background. Finally, an MTC applicant must specify a cultivation tier for their license, which establishes the minimum and maximum square footage of canopy for their cultivation operation.

Upon the determination by the CCC that an MTC applicant has responded to the application requirements in a satisfactory fashion, the MTC applicant is required to pay the applicable registration fee and shall be issued a Provisional MTC license and, following completion of certain regulatory requirements, a Final MTC license. Trulieve’s wholly owned subsidiary, Life Essence, holds the following MTC licenses.

Massachusetts Licenses (Medical) (the “Massachusetts Licenses”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Life Essence	Provisional MTC License	Holyoke	10/15/22	Dispensary Cultivation/ Product Manufacturing Dispensary
Life Essence	Final MTC License	Northampton Holyoke	10/14/22	Dispensary Cultivation/ Product Manufacturing Dispensary
Life Essence	Provisional MTC License	Cambridge Holyoke	10/15/22	Dispensary Cultivation/ Product Manufacturing Dispensary

After receipt of a Provisional MTC license, the CCC shall review architectural plans for the building of the MTC’s cultivation facility and/or dispensing facilities, and shall either approve, modify or deny the same. Once approved, the MTC provisional license holder shall construct its facilities in conformance with the requirements of the Massachusetts Regulations. Once the CCC completes its inspections and issues approval for an MTC of its facilities, the CCC shall issue a Final MTC License to the MTC applicant. Final MTC Licenses are valid for one year, and shall be renewed by filing the required renewal application no later than sixty days prior to the expiration of the certificate of registration. A licensee may not begin cultivating marijuana until it has been issued a Final MTC License by the CCC.

MTC Licenses in Massachusetts are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Life Essence would expect to receive the applicable renewed license in the ordinary course of business.

Massachusetts Dispensary Requirements (Medical)

An MTC shall follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the Massachusetts Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage and waste disposal protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on MTC premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that a MTC must comply with. More specifically, an MTC is to comply with all local requirements regarding siting, provided however that if no local requirements exist, an MTC shall not be sited within a radius of 500 feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed MTC. The Massachusetts Regulations require that MTCs limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. An MTC may only dispense to a registered qualifying patient or caregiver who has a current valid certification.

Massachusetts Security and Storage Requirements (Medical)

An MTC is to implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the MTC. These measures must include: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the MTC facility; (ii) preventing individuals from remaining on the premises of an MTC if they are not engaging in activities that are permitted; (iii) disposing of marijuana or by-products in compliance with law; (iv) establishing limited access areas accessible only to authorized personnel; (v) storing finished marijuana in a secure locked safe or vault; (vi) keeping equipment, safes, vaults or secured areas securely locked; (vii) ensuring that the outside perimeter of the MTC is sufficiently lit to facilitate surveillance; and (viii) ensuring that landscaping or foliage outside of the RMD does not allow a person to conceal themselves. An MTC shall also utilize a security/alarm system that: (i) monitors entry and exit points and windows and doors, (ii) includes a panic/duress alarm, (iii) includes system failure notifications, (iv) includes 24-hour video surveillance of safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed, and (v) includes date and time stamping of all records and the ability to produce a clear, color still photo. The video surveillance system shall have the capacity to remain operational during a power outage. The MTC must also maintain a backup alarm system with the capabilities of the primary system, and both systems are to be maintained in good working order and are to be inspected and tested on regular intervals.

Massachusetts Transportation Requirements (Medical)

Marijuana or marijuana-infused products, or MIPs, may be transported between licensed MTCs by MTC agents on behalf of an MTC. MTCs or deliver-only retailers may, with CCC approval, transport marijuana or MIPS directly to registered qualifying patients and Caregivers as part of a home delivery program. An MTC shall staff transport vehicles with a minimum of two dispensary agents. At least one agent shall remain with the vehicle when the vehicle contains marijuana or MIPs. Prior to leaving the origination location, an MTC must weigh, inventory, and account for, on video, the marijuana to be transported.

Marijuana must be packaged in sealed, labeled, and tamper-proof packaging prior to and during transportation. In the case of an emergency stop, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. An MTC shall ensure that delivery times and routes are randomized. Each MTC agent shall carry his or her CCC-issued MUMP ID Card when transporting marijuana or MIPs and shall produce it to CCC representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. An MTC must document and report any unusual discrepancy in weight or inventory to the CCC and local law enforcement within 24 hours. An MTC shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport, within 24 hours. An MTC shall retain transportation manifests for no less than one year and make them available to the CCC upon request. Any cash received from a qualifying patient or personal caregiver must be transported to an MTC immediately upon completion of the scheduled deliveries. Vehicles used in transportation must be owned, leased or rented by the MTC, be properly registered, and contain a GPS system that is monitored by the MTC during transport of marijuana and said vehicle must be inspected and approved by the CCC prior to use.

During transit, an MTC is to ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; and (iv) product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs and does not indicate the name of the MTC. Each MTC agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location when the vehicle contains marijuana or MIPs.

CCC Inspections (Medical)

The CCC or its agents may inspect an MTC and affiliated vehicles at any time without prior notice. An MTC shall immediately upon request make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct an MTC to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the MTC, and the MTC shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration in accordance with the applicable regulations.

Regulation of the Adult-Use Cannabis Market in Massachusetts

Adult-use (recreational) marijuana has been legal in Massachusetts since December 15, 2016, following a ballot initiative in November of that year. The CCC licenses adult-use cultivation, processing and dispensary facilities (referred to herein collectively as “Marijuana Establishments”) pursuant to 935 CMR 500.000 et seq. The first adult-use marijuana facilities in Massachusetts began operating in November 2018. The CCC approved revised regulations for the adult-use program effective November 1, 2019 and January 8, 2021.

Massachusetts Licensing Requirements (Adult-Use)

Many of the same application requirements exist for an adult-use Marijuana Establishment license application as to those for a medical MTC application, and each owner, officer or member must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality, and said agreement must be included in the application. Applicants must include disclosure of any regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and its owners, officers, principals or members. The application must include, amongst other information, the proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing the Marijuana Establishment’s proposed operating policies including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records, diversity plans, and employee training protocols.

Massachusetts Dispensary Requirements (Adult-Use)

Marijuana retailers are subject to certain operational requirements in addition to those imposed on Marijuana Establishments generally. Dispensaries must immediately inspect patrons’ identification to ensure that everyone who enters is at least 21 years of age. Dispensaries may not dispense more than one ounce of marijuana or five grams of marijuana concentrate per transaction. Point-of-sale systems must be approved by the CCC, and retailers must record sales data. Records must be retained and available for auditing by the CCC and Department of Revenue. Retailers are required to conduct monthly analyses of equipment and sales data to determine that such systems have not been altered or interfered with to manipulate sales data, and to report any such discrepancies to the CCC.

Dispensaries must also make consumer education materials available to patrons in languages designated by the CCC, with analogous materials for visually- and hearing-impaired persons. Such materials must include:

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A warning that marijuana has not been analyzed or approved by the FDA, that there is limited information on side effects, that there may be health risks associated with using marijuana, and that it should be kept away from children;

•	A warning that when under the influence of marijuana, driving is prohibited and machinery should not be operated;

•	Information to assist in the selection of marijuana, describing the potential differing effects of various strains of marijuana, as well as various forms and routes of administration;

•	Materials offered to consumers to enable them to track the strains used and their associated effects;

•	Information describing proper dosage and titration for different routes of administration, with an emphasis on using the smallest amount possible to achieve the desired effect;

•	A discussion of tolerance, dependence, and withdrawal;

•	Facts regarding substance abuse signs and symptoms, as well as referral information for substance abuse treatment programs;

•	A statement that consumers may not sell marijuana to any other individual;

•	Information regarding penalties for possession or distribution of marijuana in violation of Massachusetts law; and

•	Any other information required by the CCC.

Massachusetts Security and Storage Requirements (Adult-Use)

Each Marijuana Establishment must implement sufficient safety measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the establishment. Security measures taken by the establishments to protect the premises, employees, consumers and general public shall include, but not be limited to, the following:

•	Positively identifying and limiting access to individuals 21 years of age or older who are seeking access to the Marijuana Establishment or to whom marijuana products are being transported;

•	Adopting procedures to prevent loitering and ensure that only individuals engaging in activity expressly or by necessary implication are allowed to remain on the premises;

•	Proper disposal of marijuana in accordance with applicable regulations;

•	Securing all entrances to the Marijuana Establishment to prevent unauthorized access;

•	Establishing limited access areas which shall be accessible only to specifically authorized personnel limited to include only the minimum number of employees essential for efficient operation;

•	Storing all finished marijuana products in a secure, locked safe or vault in such a manner as to prevent diversion, theft or loss;

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Keeping all safes, vaults, and any other equipment or areas used for the production, cultivation, harvesting, processing or storage, including prior to disposal, of marijuana or marijuana products securely locked and protected from entry, except for the actual time required to remove or replace marijuana;

•	Keeping all locks and security equipment in good working order;

•	Prohibiting keys, if any, from being left in the locks or stored or placed in a location accessible to persons other than specifically authorized personnel;

•	Prohibiting accessibility of security measures, such as combination numbers, passwords or electronic or biometric security systems, to persons other than specifically authorized personnel;

•	Ensuring that the outside perimeter of the marijuana establishment is sufficiently lit to facilitate surveillance, where applicable;

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Ensuring that all marijuana products are kept out of plain sight and are not visible from a public place, outside of the marijuana establishment, without the use of binoculars, optical aids or aircraft;

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Developing emergency policies and procedures for securing all product following any instance of diversion, theft or loss of marijuana, and conduct an assessment to determine whether additional safeguards are necessary;

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Establishing procedures for safe cash handling and cash transportation to financial institutions to prevent theft, loss and associated risks to the safety of employees, customers and the general public;

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Sharing the Marijuana Establishment’s floor plan or layout of the facility with law enforcement authorities, and in a manner and scope as required by the municipality and identifying when the use of flammable or combustible solvents, chemicals or other materials are in use at the Marijuana Establishment;

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Sharing the Marijuana Establishment’s security plan and procedures with law enforcement authorities, including police and fire services departments, in the municipality where the Marijuana Establishment is located and periodically updating law enforcement authorities, police and fire services departments, if the plans or procedures are modified in a material way; and

•	Marijuana must be stored in special limited access areas, and alarm systems must meet certain technical requirements, including the ability to record footage to be retained for at least 90 days.

Massachusetts Transportation Requirements (Adult-Use)

Marijuana products may only be transported between licensed Marijuana Establishments by registered Marijuana Establishment agents. A licensed marijuana transporter may contract with a Marijuana Establishment to transport that licensee’s marijuana products to other licensed establishments. All transported marijuana products are linked to the seed-to-sale tracking program. Any marijuana product that is undeliverable or is refused by the destination Marijuana Establishment shall be transported back to the originating establishment. All vehicles transporting marijuana products shall be staffed with a minimum of two Marijuana Establishment agents. At least one agent shall remain with the vehicle at all times that the vehicle contains marijuana or marijuana products. Prior to the products leaving a Marijuana Establishment, the originating Marijuana Establishment must weigh, inventory, and account for, on video, all marijuana products to be transported. Within eight hours after arrival at the receiving Marijuana Establishment, the receiving establishment must re-weigh, re-inventory, and account for, on video, all marijuana products transported. Marijuana products must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. In the case of an emergency stop during the transportation of marijuana products, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A Marijuana Establishment or a marijuana transporter transporting marijuana products is required to ensure that all transportation times and routes are randomized and remain within Massachusetts.

Vehicles must additionally be equipped with a video system that includes one or more cameras in the storage area of the vehicle and one or more cameras in the driver area of the vehicle. The video cameras must remain operational at all times during the transportation process and have the ability to produce a clear color still photo whether live or recorded, with a date and time stamp embedded and that do not significantly obscure the picture.

Vehicles used for transport must be owned or leased by the Marijuana Establishment or transporter, and they must be properly registered, inspected, and insured in Massachusetts. Marijuana may not be visible from outside the vehicle, and it must be transported in a secure, locked storage compartment. Each vehicle must have a global positioning system, and any agent transporting marijuana must have access to a secure form of communication with the originating location.

Massachusetts Licenses (Adult-Use)

Trulieve’s wholly owned subsidiary, Life Essence, holds the following licenses:

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Life Essence	Final License	Northampton	06/19/22	Dispensary
Life Essence	Provisional License	Framingham	07/20/22	Dispensary
Life Essence	Final License	Worcester	05/13/22	Dispensary
Life Essence	Final License	Holyoke	06/19/22	Cultivation
Life Essence	Final License	Holyoke	06/19/22	Product Manufacturing

CCC Inspections

The CCC or its agents may inspect a Marijuana Establishment and affiliated vehicles at any time without prior notice in order to determine compliance with all applicable laws and regulations. All areas of a Marijuana Establishment, all Marijuana Establishment agents and activities, and all records are subject to such inspection. During an inspection, the CCC may direct a marijuana establishment to test marijuana for contaminants as specified by the CCC, including but not limited to mold, mildew, heavy metals, plant-growth regulators, and the presence of pesticides not approved for use on marijuana by the Massachusetts Department of Agricultural Resources. Moreover, the CCC is authorized to conduct a secret shopper program to ensure compliance with all applicable laws and regulations.

Regulatory Changes for Medical and Adult Use Marijuana in Massachusetts

The CCC voted to adopt significant amendments of both the medical and adult-use cannabis regulations at its meeting on November 30, 2020. The new regulations became effective on January 8, 2021. Significant changes include:

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permitting Marijuana “Courier” Licensees to deliver directly to consumers from the premises of licensed marijuana retailer establishments and Marijuana Delivery Operators to purchase wholesale marijuana products directly from marijuana cultivation and product manufacturer establishments and deliver the products directly to consumers from the Delivery Operator’s warehouse location. Both Marijuana Courier and Marijuana Delivery Operator Licensees are reserved for at least 36 months for companies majority-owned and controlled by certain classes of certified Economic Empowerment or Social Equity applicants, for which Trulieve does not quality;

•	permitting Personal Caregivers to be registered to care for more than one – and up to five – Registered Qualifying Patients at one time; and

•	permitting non-Massachusetts residents receiving end-of-life or palliative care or cancer treatment in Massachusetts to become Registered Qualifying Patients.

Regulation of the Marijuana Market in California

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This provided an affirmative defense for defendants charged with the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief. In 2003, Senate Bill 420 was signed into law, decriminalizing the use, possession, and collective cultivation of medical marijuana, and establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the Medical Marijuana Regulation and Safety Act (“MCRSA”). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created testing laboratories and distributors. Edible infused product manufacturer licenses based on either volatile solvent or non-volatile solvent manufacturing specific extraction methodology also became mandatory. Multiple agencies oversaw different aspects of the program and businesses were required to obtain both a state license and local approval in order to operate.

However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”), creating an adult-use marijuana program for consumers 21 years of age or older. In June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Marijuana Regulation and Safety Act (“MAUCRSA”), which amalgamated MCRSA and AUMA into a set of regulations governing both medical and adult-use cannabis licensing in California. MAUCRSA went into effect on January 1, 2018.

The three licensing agencies that used to regulate marijuana at the state level are the Bureau of Cannabis Control (“BCC”), California Department of Food and Agriculture (“CDFA”), and the California Department of Public Health (“CDPH”). However, California Governor Gavin Newsom signed Assembly Bill 141 (“AB 141”) on July 12, 2021. Effectively, AB 141 consolidated the three former state cannabis authorities into a single, new department now known as the Department of Cannabis Control (the “Department”). On or about September 15, 2021, the Department filed emergency regulations to consolidate, clarify, and make consistent cannabis regulations to the California Office of Administrative Law. After a limited comment period, these consolidated emergency regulations were approved and became effective on or about September 27, 2021. These regulations created consistent standards for cannabis licensees across all license types, by aligning application requirements, unifying terminology, and clarifying ownership and financial interest requirements.

One of the central features of MAUCRSA is known as “local control.” In order to legally operate a medical or adult-use marijuana business in California, an operator must have both a local and state license. This requires license-holders to operate in cities or counties with marijuana licensing programs. Cities and counties in California are also allowed to limit the number of licenses issued locally or even ban all cannabis licenses completely.

California License Categories/ Types (the “California License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Leef Industries, LLC	Adult-Use Retailer	Palm Springs	11/18/22	Dispensary
Leef Industries, LLC	Medical Retailer	Palm Springs	11/18/22	Dispensary
805 Beach Breaks, Inc.	Provisional Adult-Use Retailer	Grover Beach	6/23/22	Dispensary
805 Beach Breaks, Inc.	Provisional Medical Retailer	Grover Beach	6/23/22	Dispensary
Harvest of Napa, Inc.	Provisional Medical Retailer	Napa	6/11/22	Dispensary
Holdings of Harvest CA, LLC	Provisional Adult Retailer	Palm Springs	8/28/22	Dispensary
Holdings of Harvest CA, LLC	Provisional Medical Retailer	Palm Springs	8/28/22	Dispensary
Hyperion Healing, LLC	Provisional Adult Use Retailer	Venice	8/28/22	Dispensary
Hyperion Healing, LLC	Provisional Medical Retailer	Venice	8/28/22	Dispensary

Once an operator obtains local approval, the operator must obtain state licenses before conducting any commercial marijuana activity. There are multiple license categories that cover all commercial activity. Categories include: (1) cultivation/nurseries, (2) testing laboratories, (3) distributors/transporters, (4) retailers, (5) microbusinesses, (6) event organizers, and (7) manufacturers. Categories of licenses are further broken down into subtypes. For example, there are multiple types of cultivation licenses available depending upon the size of the cultivation operation and whether the operation is indoors/outdoors or uses mixed lighting. Different manufacturing licenses are available depending upon whether volatile or nonvolatile solvents are used. Retail licenses are available depending upon whether the retailer operates from a store-front or a non-store front.

The Department Regulating the Commercial Cannabis Industry

The Department oversees and regulates all commercial cannabis activities. Operators must apply to the Department for their licenses.

The Marijuana Supply Chain in California

In California, local law may determine whether plants must be cultivated outdoors, using mixed-light methods, or fully indoors. Cultivators must also obtain seeds, clones, teens, or other immature plants from licensed nurseries through the traceability system.

The cultivation, processing, and movement of marijuana within the state is tracked by the California Cannabis Track and Trace System’s METRC software. All licensees are required to input their track and trace data (either manually or using another software that automatically uploads to METRC). Immature plants must be assigned a Unique Identifier number (“UID”) which then remains associated with that specific plant’s flowers and biomass as it moves through the supply chain to the consumer. Each licensee in the supply chain is required to meticulously log any processing, packaging, and sales associated with that UID.

When marijuana plants mature and complete their life cycle, they are harvested, cured, and trimmed, in preparation of being sold to distributors or manufacturers. Cultivators have two main products: flowers, or “buds,” and the biomass, or “trim,” which is typically removed from the mature flowers. Trim is commonly sold to manufacturers for further processing into cannabis extracts. Buds may also be sold to manufacturers or distributors for sale to retailers. The cultivator may package and label its marijuana flowers directly or sell flower in bulk, allowing distributors to package and label the flower.

Manufactured marijuana goods may be sold from a manufacturer to a distributor only if in final packaging. Distributors may not repackage manufactured marijuana goods. Certain tax rates apply to the marijuana flower and biomass, which are assessed per ounce of product sold. The California State excise tax is paid by the cultivator to the distributor, or, alternatively, the manufacturer, after which, the distributor or manufacturer bears responsibility for tendering the excise tax receipts to the State of California.

California restricts the transportation of cannabis to licensed distributors. Some cultivators and manufacturers maintain their own distribution licenses in order to handle transportation directly, while others contract with third-party licensed distributors for transportation services. Distributors may or may not take possession of the marijuana and marijuana products, and like alcohol distribution, some retailers limit sales to a particular distributor’s brand portfolio. Brands may market products to Retailers directly or only to distributors.

Distributors are the point in the supply chain where final quality assurance testing is performed on products before they go to a retailer. Retailers may not accept or sell products without an accompanying Certificate of Analysis (“COA”). Distributors must hold product in quarantine for testing onsite at their licensed premises until an employee of a licensed testing laboratory comes to their premises and obtains samples from any and all goods proposed to be shipped to a retailer. Marijuana and marijuana products are issued either a “pass” or “fail” by the testing laboratory. Under some circumstances, the Department’s regulations allow for failing product to be “remediated” or to be re-labeled to more accurately reflect the COA.

Retail Compliance in California

California requires specific warnings, images, and information regarding package contents to be printed on all marijuana packaging. The Department’s regulations also require packaging to be both tamper-evident and child-resistant. Distributors and retailers are independently responsible for confirming that products are properly labeled and packaged prior to the consumer sale.

Consumers aged 21 and up may purchase marijuana in California from a dispensary with an “adult-use” license. Some localities still only allow medicinal dispensaries. Consumers aged 18 and up with a valid physician’s recommendation may purchase marijuana from a medicinal-only dispensary or an adult-use dispensary. Consumers without valid physician’s recommendations may not purchase marijuana from a medicinal-only dispensary. All marijuana businesses are prohibited from hiring employees under the age of 21.

Security Requirements

Each local government in California may adopt its own security requirements for cannabis businesses, which may vary, but generally includes onsite video surveillance, minimum intrusion detection and alarm standards, and site access controls and monitoring within the licensed premises. The Department independently maintains an additional set of security requirements with standards that may vary from local requirements, such as specific standards regarding commercial-grade, nonresidential door locks on all points of entry and exit to the licensed premises.

Each licensed premises must have a digital video surveillance system that can “effectively and clearly” record images of the area under surveillance. Cameras must be in a location that allows the camera to clearly record activity occurring within 20 feet of all points of entry and exit on the licensed premises. The regulations list specific areas which must be under surveillance, including places where cannabis goods are weighed, packed, stored, loaded, and unloaded, security rooms, and entrances and exits to the premises. Retailers must record point of sale areas on the video surveillance system.

Licensed retailers must hire security personnel to provide on-site security services for the licensed retail premises during hours of operation. All security personnel must be licensed by the Bureau of Security and Investigative Services.

Inspections

All licensees are subject to annual and random inspections of their premises by the Department. If an inspection identifies any noncompliance of a licensee, the Department may issue notices to correct, or notices of violation, fines, or take other disciplinary action that may include cancellation of a license.

Retail Taxes in California

Retailers must pay excise tax amounts to final distributors upon making wholesale purchases. These distributors then remit receipts directly to the California Department of Tax Fee Administration (“CDTFA”). Retailers must pay the tax amount before the consumer sale occurs. The tax liability is calculated based on wholesale transaction between the retailer and distributor, not the consumer transaction. The CDTFA determines tax rates based upon estimated average ratios including retail and wholesale prices during the—tax period, and commonly known as a “markup.” CDTFA’s current markup estimate (as of January 1, 2021) is 80%. Due to the 15% statutory tax rate and the 80% markup estimate, the current effective tax rate on wholesale gross receipts is 27%.

In addition to the State taxes, cities and counties throughout California apply their own approaches to taxing cannabis. These approaches fall into three broad categories. First, many local governments impose the same tax rate on all cannabis businesses regardless of type. Second, many local governments impose higher tax rates on retailers than other types of cannabis businesses. Third, a few local governments license cannabis businesses but do not levy taxes specifically on cannabis. The California Legislative Analyst’s Office estimates that the average cumulative local tax rate over the whole supply chain is roughly equivalent to a 15% tax on retail sales.

After receiving approval from the BCC in August 2020, we own 100% of the issued and outstanding membership interests of Leef Industries. We have and will only engage in transactions with other licensed California marijuana businesses and have a compliance officer to oversee dispensary operations in California. We are developing standard operating procedures for this and future California holdings to ensure consistency and compliance across our California holdings. We and, to the best of our knowledge, Leef Industries, are in compliance with California’s marijuana regulatory program.

Regulation of the Medical Cannabis Market in Connecticut

The State of Connecticut has authorized cultivation, possession, and distribution of marijuana for medical purposes by certain licensed Connecticut marijuana businesses. The Medical Marijuana Program, or MMP, registers qualifying patients, primary caregivers, Dispensary Facilities, or DFs, and Dispensary Facility Employees, or DFEs. The MMP was established by Connecticut General Statutes §§ 21a-408–21a429. DFs and production facilities are separately licensed.

The MMP is administered by the Department of Consumer Protection, or DCP. Patients with qualifying debilitating medical conditions qualify to participate in the program, including patients with such conditions include but are not limited to cancer, glaucoma, positive status for human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), Parkinson’s disease, or multiple sclerosis (MS). A physician or advanced practice registered nurse must issue a written certification for an MMP patient, and the qualifying patient or caregiver must choose one designated DF where the patient’s marijuana will be obtained.

Connecticut Licensing Requirements

In Connecticut, marijuana may not be produced or dispensed without the appropriate license. The DCP determines how many facility licenses to issue based on the size and location of the DFs in operation, the number of qualifying patients registered with the DCP, and the convenience and economic benefits to qualifying patients.

When the DCP determines that additional licenses for DFs should be granted, it publishes a notice of open applications for DF licenses. This notice must include the maximum number of licenses to be granted, the deadline for receipt of applications, and the criteria that will be considered when awarding the licenses. Such criteria must include character and fitness of any person who may have control or influence over the operation of the proposed DF; the location for the proposed DF; the applicant’s ability to maintain adequate controls against the diversion, theft, or loss of marijuana; the applicant’s ability to maintain the knowledge, understanding, judgment, procedures, security controls and ethics to ensure optimal safety and accuracy in the dispensing and sale of marijuana; and the extent to which the applicant or any of the applicant’s DF backers have a financial interest in another licensee, registrant, or applicant.

Applicants for DF licenses must identify, among other things, the proposed DF location, financial statements, criminal background check applications for the applicant and applicant’s backers, a plan to prevent theft and diversion, and a blueprint of the proposed DF. An application for a DF license also requires the payment of a $5,000 fee. If approved, the licensee must pay an additional $5,000 before receiving its license. The decision of the DCP’s Commissioner, or Commissioner, not to award a DF license to an applicant is final.

Connecticut Licenses (the “Connecticut License”)

Holding Entity	Permit/ License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve Bristol Inc.	Medical Marijuana Dispensary Facility License	Bristol	04/15/22	Dispensary

Connecticut Dispensary Facility Requirements

A DF may not dispense marijuana from, obtain marijuana from, or transfer marijuana to, a location outside of the state of Connecticut. DFs are limited to the following modes of obtaining, delivering, transferring, transporting, and selling marijuana:

•	A DF may acquire marijuana from a producer;

•	A DF may dispense and sell marijuana to a qualifying patient or primary caregiver registered to their facility and who is registered with the DCP;

•	A DF may dispense or sell to a research program subject pursuant to the protocols of a research program approved by the Commissioner;

•	A DF may transfer, distribute, deliver, transport, or sell to a research program employee pursuant to the protocols of a research program approved by the Commissioner;

•

A DF may transfer, distribute, deliver or transport to a hospice or other inpatient care facility licensed by the Department of Public Health that has a protocol for handling and distributing marijuana that has been approved by the DCP; and

•	A DF may transfer, distribute, deliver or transport marijuana to an approved laboratory.

Only a pharmacist licensed as a dispensary may dispense marijuana, and only a dispensary or dispensary technician may sell marijuana to qualifying patients, primary caregivers, or research program subjects who are registered with the DCP. A DF may not engage in marijuana compounding, except that a dispensary may dilute a medical marijuana product with a USP grade substance with no active ingredient for the purposes of dose titration, tapering, for the addition of a flavoring agent, or to create a maintenance dose that is not available from any producer at the time of purchase. No person associated with a DF may enter into any agreement with a certifying health care provider or health care facility concerning the provision of services or equipment that may adversely affect any person’s freedom to choose the DF at which the qualifying patient or primary caregiver will purchase marijuana, except in the case of an approved research program.

All DFEs must, at all times while at the DF, have their current dispensary license, dispensary technician registration or DFE registration available for inspection by the Commissioner or the DCP. The DF shall establish, implement and adhere to a written alcohol-free, drug-free and smoke-free workplace policy, which must be available to the DCP upon request. Marijuana may not be applied, ingested, or consumed inside a DF.

Each DF must make publicly available the price of all its marijuana products to prospective qualifying patients and primary caregivers. As of October 15, 2021, the DCP increased the monthly allotments for qualifying patients form 2.5 ounces to 3.0 ounces. All marijuana must be sold in child-resistant, sealed containers except upon a written request from the qualifying patient or primary caregiver. No marijuana may be sold without the producer label. All products sold to the qualifying patient or primary caregiver must be placed in an opaque package that shall not indicate the contents of the package, the originating facility or in any other way cause another person to believe that the package may contain marijuana. Each DF must also provide information to qualifying patients and primary caregivers regarding the possession and use of marijuana. The DF manager must submit all informational material to the Commissioner for approval prior to such information being provided to qualifying patients and primary caregivers.

Connecticut Security and Storage Requirements

All facilities must have an adequate security system to prevent and detect loss of marijuana. These systems must use commercial grade equipment, including perimeter alarms, motion detectors, video cameras with 24-hour recordings (which must be retained for at least 30 days), silent alarms, panic alarms, a failure notification system, and the ability to remain operational during a power outage. Each facility must also have a back-up alarm system approved by the Commissioner. The outside perimeter of every facility must be well-lit. All equipment must be kept in good working order and tested at least twice per year.

A DF must:

•	Not maintain marijuana in excess of the quantity required for normal, efficient operation;

•	Store all marijuana in an approved safe or approved vault and in such a manner as to prevent diversion, theft or loss;

•	Maintain all marijuana in a secure area or location accessible only to specifically authorized employees, which shall include only the minimum number of employees essential for efficient operation;

•	Keep all approved safes and approved vaults securely locked and protected from entry, except for the actual time required to remove or replace marijuana;

•	Keep all locks and security equipment in good working order;

•	Keep the dispensary department securely locked and protected from entry by unauthorized employees; and

•

Post a sign at all entry ways into any area of the DF containing marijuana stating, “Do Not Enter—Limited Access Area—Access Limited to Authorized Employees Only.” All deliveries must be carried out under the direct supervision of a pharmacist licensed as a dispensary, who must be present to accept the delivery. Upon delivery, the marijuana must immediately be placed in an approved safe or approved vault within the dispensary.

No person may enter the area where marijuana is dispensed and sold unless such person is licensed or registered by the DCP; such person’s responsibilities necessitate access to the dispensary department and then for only as long as necessary to perform the person’s job duties; or such person has a patient or caregiver registration certificate, in which case such person must not be permitted behind the service counter or in other areas where marijuana is stored.

Connecticut Transportation Requirements

Prior to transporting any marijuana or marijuana product, a DF must complete a shipping manifest using a form prescribed by the Commissioner and securely transmit a copy of the manifest to the laboratory, research program location, hospice, or other inpatient care facility that will receive the products and to the DCP at least 24 hours prior to transport. These manifests must be maintained and made available to the DCP. Marijuana may only be transported in a locked, secure storage compartment that is part of the vehicle transporting the marijuana. This compartment may not be visible from outside the vehicle. Routes must be randomized.

All transport vehicles must be staffed with a minimum of two employees. At least one delivery team member is required to remain with the vehicle at all times that the vehicle contains marijuana. A delivery team member must have access to a secure form of communication with employees at the originating facility at all times that the vehicle contains marijuana. A delivery team member must physically possess a department-issued identification card at all times when transporting or delivering marijuana and must produce it to the Commissioner or law enforcement official upon request.

No marijuana may be sold, dispensed or distributed via a delivery service or any other manner outside of a DF, except that a primary caregiver may deliver marijuana to the caregiver’s qualified patient and a DFE may deliver to a hospice or other inpatient care facility licensed by the Department of Public Health that has a protocol for handling and distributing marijuana that has been approved by the DCP.

Inspections by the Commissioner

All documents required to be kept by a facility must be maintained in an auditable format for no less than three years. These records must be provided to the Commissioner or an authorized delegate immediately upon request. Additionally, the Commissioner and authorized delegates may enter any place, including a vehicle, where marijuana is held, produced, or otherwise handled, and inspect in a reasonable manner such place and all pertinent items and documents within it.

Passage of Adult Legislation in Connecticut

On June 22, 2021, Governor Ned Lamont signed into law Senate Bill 1201, which authorizes the legal possession of certain quantities of cannabis for adults over the age of 21 effective July 1, 2021, and creates a process for regulation of adult use cannabis cultivation, production, distribution, and sale to consumers over the age of 21 within the state. The Department of Consumer Protection (DCP) will enact regulations that will, among other things, implement a licensing framework for the cultivators, retailers, manufacturers, and delivery services. The number of retail licenses initially granted may not exceed one per 25,000 residents. Half of the licenses are to be granted to social equity applicants—defined as people who have lived in geographic areas disproportionately impacted by the war on drugs and who make no more than three times the state’s median income.

The state’s existing medical marijuana dispensaries can convert to “hybrid retailers” serving both medical patients and adult-use consumers. In order to convert, applicants must have a Social Equity Council-approved workforce development plan and pay a fee of $1 million, or $500,000 if the dispensary has committed to creating at least one equity joint venture. Hybrid retailers must maintain a licensed pharmacist on premises at all times when the hybrid retail location is open to the public or to qualifying patients and caregivers. The hybrid retailer must also accommodate an expedited method of entry that allows for priority entrance into the premises for qualifying patients and caregivers. A dispensary facility may apply to the DCP to convert its license to a hybrid retail location, without applying through the lottery application process. The license conversion will require a DF to submit to, and obtain approval from the DCP for, a detailed medical marijuana preservation plan for how it will prioritize sales and access to medical marijuana products for qualifying patients, including, but not limited to, managing customer traffic flow, preventing supply shortages, providing delivery services and ensuring appropriate staffing safeguards. The DCP estimates that retail sales will likely not be available under at least the end of 2022.

Regulation of the Medical Cannabis Market in Pennsylvania

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16, or Act 16, and provided access to state residents with one or more qualifying conditions. Pennsylvania has promulgated regulations to implement Act 16, which are primarily found in Chapters 1131 through 1210 of the Pennsylvania Code.

Under Act 16, medical marijuana refers to marijuana obtained for certified medical use by a Pennsylvania resident with at least 1 of 23 qualifying medical conditions as set by the Pennsylvania Department of Health, or DOH, pursuant to Act 16. Act 16 initially authorized 17 qualifying conditions, however, through regulatory approval, that list has expanded and now includes anxiety disorders, ALS, Autism,

Cancer, Crohn’s Disease, damage to the nervous tissue of the spinal cord with neurological indication of intractable spasticity, Dyskinetic & spastic movement disorders, Epilepsy, Glaucoma, HIV & AIDS, Huntington’s Disease, IBD, Intractable Seizures, Multiple Sclerosis, Neurodegenerative diseases, Neuropathy, opioid disorder, Parkinson’s disease, PTSD, severe chronic pain of neuropathic origin or which conventional therapy is ineffective, Sickle Cell Anemia, a terminal illness, and Tourette Syndrome.

Under Act 16 and the DOH’s implementing regulations, patients who are residents of the Commonwealth and have a qualifying serious medical condition as certified by a physician are able to obtain medical marijuana at approved dispensaries with the Commonwealth. A registered caregiver of an approved patient may also obtain medical marijuana from an approved dispensary. As of March 1, 2021, Pennsylvania does not permit home delivery of medical marijuana other than through a registered caregiver.

On June 30, 2021 Pennsylvania Governor Tom Wolf signed into law HB 2945 (also known as Act 44), which made revisions to Pennsylvania’s medical marijuana program, including codification of certain practices permitted under emergency orders issued in response to the COVID-19 pandemic. The changes permit a wider range of individuals to serve as caregivers, including employees of long-term care and nursing facilities. The changes also permit dispensaries some additional operational flexibilities, including providing limited, on-site outdoor order pickups, providing remote patient consultations, and providing medical dosages up to a 90 days’ supply as opposed to a 30 days’ supply.

Pennsylvania Permits and Regulations

Act 16 authorized 2 principal categories of permits: (1) a grower/ processor facility permit, and (2) a dispensary facility permit. The Pennsylvania Department of Health was authorized to issue up to 25 grower/processor permits and up to 50 dispensary permits. A dispensary permit holder may have up to 3 dispensary locations within the primary region in which the primary facility is located. The Commonwealth is divided into 6 regions with permits being awarded based on patient population. The Commonwealth originally awarded only 12 grower/processor permits and 27 dispensary permits. Subsequently, the Commonwealth granted additional grower/processor and dispensary permits as part of its phase II application process. Pennsylvania also allows for a clinical registrant permit which allows clinical registrant permit holders to operate both a grower/ processor operation and multiple dispensary locations. Additionally, clinical registrants must partner with an approved medical research institution within the Commonwealth to conduct marijuana-based clinical research programs. All permit holders are required to use the state-approved seed-to-sale tracking software for all inventory management, tracking and dispensations. Pennsylvania currently utilizes the MJFreeway platform.

All grower/processor and dispensary facilities must register with the DOH. Registration certificates are valid for a period of one year and are subject to continuing reporting and annual renewal requirements. A grower/processor permit allows a permit holder to acquire wholesale from another grower/processor, possess, cultivate, and manufacture/process into medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. A grower/processor may transport products itself or may contract with an approved transporter. A grower/processor is not limited to the region it is located in and may distribute medical marijuana products to any approved dispensary facility within the Commonwealth.

Approved dispensaries may only purchase approved medical marijuana products from a permitted grower/processor and may only dispense to certified patients or caregivers who present valid identification cards. Prior to dispensing medical marijuana products to a patient or caregiver, the dispensary shall: (1) verify the validity of the patient or caregiver identification card using the electronic tracking system; and (2) review the information on the patient’s most recent certification by using the electronic tracking system to access the DOH’s database. The following requirements apply: (i) if a practitioner sets forth recommendations, requirements or limitations as to the form and/or dosage of a medical marijuana product on the patient certification, the medical marijuana product dispensed to a patient or caregiver by a dispensary must conform to those recommendations, requirements or limitations; (ii) if a practitioner does not set forth recommendations, requirements or limitations as to the form or dosage of a medical marijuana product on the patient certification, the physician, pharmacist, physician assistant or certified registered nurse practitioner employed by the dispensary and working at the facility shall consult with the patient or the caregiver regarding the appropriate form and dosage of the medical marijuana product to be dispensed; and (iii) the dispensary shall update the patient certification in the electronic tracking system by entering any recommendation as to the form or dosage of medical marijuana product that is dispensed to the patient.

On March 5, 2021, the DOH proposed permanent regulations relating to medical marijuana, replacing the temporary regulations governing the program through its history. These proposed regulations are in substantially the same form as the temporary regulations, with only a few distinctions. One proposed revision identifies that a medical marijuana organization’s change in ownership without the DOH’s knowledge and written approval of all individuals affiliated with the medical marijuana organization would be a violation of the act and proposed rules. The proposed regulations also require dispensaries and grower/processors to supplement ongoing reports to the DOH with information related to the average price per unit of medical marijuana products sold, as opposed to the per-dose price. The proposed rules also augments the list of reasons for which the DOH may suspend or revoke a medical marijuana organization’s permit by adding falsification of information on any applications submitted to the DOH. The proposed regulations also address training, identifying that principals, as well as employees, who have direct contact with patients or caregivers or who physically handle medical marijuana plants, seeds and products must also complete a training. It is anticipated that the regulations will be finalized in 2022.

Pennsylvania Permit Categories/Types

Trulieve has various interests in entities with permits for retail operations and grower/processor operations in Pennsylvania. A table of affiliated operations is below:

Holding Entity	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
PurePenn LLC	McKeesport	06/20/22	Grower/Processor
Keystone Relief Centers, LLC	Zelienople	06/29/22	Dispensary
Keystone Relief Centers, LLC	Pittsburgh	06/29/22	Dispensary
Keystone Relief Centers, LLC	Washington	06/29/22	Dispensary
Chamounix Ventures, LLC	King of Prussia	06/29/22	Dispensary
Chamounix Ventures, LLC	Devon	06/29/22	Dispensary
Chamounix Ventures, LLC	Philadelphia	06/29/22	Dispensary
SMPB Retail, LLC	King of Prussia	06/29/22	Dispensary
SMPB Retail, LLC	Reading	06/29/22	Dispensary
SMPB Retail, LLC	Philadelphia	06/29/22	Dispensary
Franklin Labs, LLC	Reading	06/20/22	Grower/Processor
Harvest of Northeast PA, LLC	Scranton	12/18/22	Dispensary
Harvest of Northeast PA, LLC	Whitehall	12/18/22	Dispensary
Harvest of Northeast PA, LLC	Bethlehem	12/18/22	Dispensary
Harvest of Southeast PA, LLC	Reading	12/18/22	Dispensary
Harvest of Southeast PA, LLC	Philadelphia	12/18/22	Dispensary
Harvest of Southeast PA, LLC	Coatsville	12/18/22	Dispensary
Harvest of Southcentral PA, LLC	Camp Hill	12/18/22	Dispensary
Harvest of Southcentral PA, LLC	Harrisburg	12/18/22	Dispensary
Harvest of Southcentral PA, LLC	York	12/18/22	Dispensary
Harvest of Southwest PA, LLC	Johnstown	12/18/22	Dispensary
Harvest of Southwest PA, LLC	Cranberry Township	12/18/22	Dispensary
Harvest of Southwest PA, LLC	Pittsburgh	12/18/22	Dispensary
AGRiMED Industries of PA, LLC	Carmichaels	06/20/22	Grower/Processor

Pennsylvania Department of Health Inspections

The Pennsylvania Department of Health may conduct announced or unannounced inspections or investigations to determine the medical marijuana organization’s compliance with its permit. An investigation or inspection may include an inspection of a medical marijuana organization’s site, facility, vehicles, books, records, papers, documents, data, and other physical or electronic information.

Regulation of the Cannabis Market in Maryland

Maryland Regulatory Landscape

In 2012, a state law was enacted in Maryland to establish a state-regulated medical marijuana program. Legislation was signed in May 2013 and the program became operational on December 1, 2017. The Maryland Medical Cannabis Commission (the “MMCC”) regulates the state program and awarded operational licenses in a highly competitive application process. One hundred two dispensary licenses were awarded out of a pool of over 800 applicants, while an original 15 cultivation licenses were awarded out of a pool of nearly 150 applicants. In April 2018, Maryland lawmakers agreed to expand the state’s medical marijuana industry by authorizing an additional 20 licenses, seven for cultivation and 13 for processing. The state program was written to allow access to medical marijuana for patients with any condition that is considered “severe” for which other medical treatments have proven ineffective, including: chronic pain, nausea, seizures, glaucoma and PTSD.

Licenses in Maryland

We own or manage entities that hold licenses to operate one cultivation and processing facility and three retail medical cannabis dispensaries in the State of Maryland.

Holding Entity	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve MD Dispensary 1, LLC	Halethorpe	5/24/24	Dispensary
Trulieve MD Dispensary 2, LLC	Lutherville	2/24/24	Dispensary
Trulieve MD Dispensary 3, LLC	Rockville	12/14/23	Dispensary
Harvest of Maryland Production, LLC	Hancock	3/28/25	Processor
Trulieve MD Cultivation, LLC	Hancock	8/14/23	Cultivation

Maryland Licensing Regulations

There are three principal license categories in Maryland: (1) cultivation, (2) processing and (3) dispensary. We have control and/or ownership over one cultivation license, one processing license and three retail dispensaries. All licenses are, as of the date hereof, active with the State of Maryland. The licenses are independently issued for each approved activity for use at our facilities in Maryland.

All cultivation, processing and dispensary establishments must register with the MMCC under the provisions of the Maryland Medical Cannabis Law, Md. Code, Health-Gen § 13-3301 et seq., known as the Natalie M. LaPrade Medical Cannabis Commission. If applications contain all required information, establishments are issued a medical marijuana license.

Licenses are valid for a period of six years and are subject to annual renewals after required fees are paid and the business remains in good standing. After the first expiration of the approved license, the dispensary, cultivation and processing licensee is required to renew every four years. Licensees are required to submit a renewal application per the guidelines published by the MMCC. Ninety days prior to the expiration of a license, the MMCC notifies the licensee of the date on which the license expires and provides the instructions and fee required to renew the license along with the consequences of failure to renew. At least 30 business days before a license expires, the licensee must submit the renewal application as provided by the MMCC. The annual licensing fee for a grower is $125,000; $40,000 for a processor; and $40,000 for a dispensary.

The medical cultivation licenses permit us to cultivate, manufacture, package and distribute medical cannabis to licensed processors, licensed dispensaries or registered independent testing laboratories.

The medical processing license permits us to transform the medical cannabis into another product or extract, and package and label medical cannabis.

The retail dispensary licenses permit us to acquire, possess, repackage, process, transfer, transport, sell, distribute, or dispense products containing medical cannabis, related supplies, related products including tinctures, aerosols, oils, or ointments, or educational materials for use by a qualifying patient or caregiver.

Dispensing Requirements

In order to dispense medical cannabis, a licensed dispensary is required to comply with various dispensing requirements: (1) require presentment of a written certification from a qualifying patient or caregiver, (2) query the MMCC’s data network to verify that the patient is currently registered and has a certification from a provider, as well as the amount of medical cannabis that has already been dispensed pursuant to the written certification, (3) dispense no more than a 30 day supply, and (4) refuse to dispense medical cannabis if the patient or caregiver appears to be under the influence of drugs or alcohol. Registered patients and caregivers are required to provide attestations relating to their knowledge of the status of medical cannabis under Maryland and Federal law, as well as limitations on use of medical cannabis, such as keeping away from children and refraining from transfer to any other person.

Requirements Relating to Recordkeeping and Inventory Control

Licensees are required to use a perpetual inventory system that identifies and tracks each lot of medical cannabis from the time of propagation to the time it is delivered to a licensed dispensary and dispensed to a qualified patient. The perpetual inventory system is required to be capable of tracking cannabis back to its original source, and to promptly identify discrepancies. Each plant within the perpetual inventory system is required to be assigned a unique identifier that is traceable through the entire production and dispensing lifecycle. Licensees are required to investigate discrepancies identified by the perpetual inventory system, and to report such discrepancies to the MMCC and Maryland State Police where the licensee finds evidence of theft or diversion.

Licensees are required to retain, independent of the required inventory control system, a searchable, secure, tamper-evident record of distribution regarding the names and addresses of recipients, the quantity provided, and the name, strength, batch number and lot number of the product provided. Such records must be available to certifying providers upon request. Licensees are also required to retain records of production and distribution of each batch and lot and of daily checklists to maintain uniformity from batch to batch, as well as a log of all visitors to licensed premises. Records must be kept in duplicate at a secure off-site location.

Requirements Relating to Security

Licensees are required to take measures to ensure the safety and security of licensed premises such as: (1) constructing the premises so as to prevent unauthorized entry, (2) constructing secure rooms for the storage of cannabis that are not along the exterior wall of a facility and that have access-controlled entry, (3) utilizing exterior lighting fixtures to ensure proper surveillance, (4) installing security alarms covering perimeter entry points, which shall be continuously monitored, (5) installing separate alarm systems to protect on-site and off-site record storage areas, as well as areas used for cannabis storage, and (6) utilizing motion activated video surveillance that covers entrances and exits to a facility, as well as any area that cannabis is packaged, tested, processed, stored, or dispensed.

Maryland Reporting Requirements

The State of Maryland uses METRC as the state’s computerized seed-to-sale tracking system. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. We use a third-party application for its computerized seed to sale software, which integrates with the state’s METRC program and captures the required data points for cultivation, manufacturing and retail as required in the Maryland Medical Cannabis law.

MMCC Inspections

Licensees are required to submit to announced and unannounced inspections by the MMCC, including but not limited to inspections based upon an allegation of noncompliance.

Regulation of the Cannabis Market in West Virginia

On April 19, 2017, West Virginia Governor Jim Justice signed into law Senate Bill 386, which creates a medical cannabis program for West Virginia residents with serious medical conditions, and permits medical cannabis to be cultivated, processed, and dispensed to registered patients in essentially non-combustible forms. The program is administered by the West Virginia Bureau for Public Health, Office of Medical Cannabis. The Office has authority to (1) issue and oversee permits that authorize businesses to grow, process, or dispense medical cannabis in compliance with state law and regulations, (2) register medical practitioners who certify patients as having qualifying serious medical conditions, and (3) register and oversee patients with qualifying conditions.

The statute establishes a list of qualifying conditions, including (1) cancer, (2) positive status for HIV/AIDS, (3) amyotrophic lateral sclerosis, (4) Parkinson’s disease, (5) multiple sclerosis, (6) spinal cord injury, (7) epilepsy, (8) neuropathy, (9) Huntington’s disease, (10) Crohn’s disease, (11) post-traumatic stress disorder, (12) intractable seizures, (13) sickle cell anemia, (14) severe chronic pain, and (15) illness with a prognosis of less than one year of life expectancy.

In addition to Senate Bill 386, codified in Chapter 16A of the West Virginia Code, the Office of Medical Cannabis has also promulgated regulations governing the activities of growers, processors, laboratories, dispensaries, and general provisions of West Virginia’s medical marijuana program.

West Virginia Licenses and Regulations

The West Virginia statute creates three categories of licenses that a cannabis business may obtain: (1) grower, (2) processor, and (3) dispensary, corresponding to the growing of medical cannabis, the processing of cannabis plants into the products permitted under West Virginia law, and sales to registered patients, respectively. The statute provides that the Office may issue up to 10 grower permits, 10 processor permits, and 100 dispensary permits, and that it may not (1) issue more than 1 grower permit to one person, (2) issue more than 1 processor permit to one person, and (3) issue more than 10 dispensary permits to one person.

The Office of Medical Cannabis awarded 10 grower permits on October 3, 2020. It awarded 10 processor permits on November 13, 2020. It awarded 100 dispensary permits on January 29, 2021, and announced that, beginning February 3, 2021, West Virginia residents with qualifying medical conditions would be able to begin to submit applications to become registered patients. The Office awarded the following permits to Trulieve WV:

Holding Entity	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Trulieve WV, Inc.	Huntington	11/12/22	Medical Cannabis Processor
Trulieve WV, Inc.	Buckhannon	01/28/22	Medical Cannabis Dispensary
Trulieve WV, Inc.	Morgantown	01/28/22	Medical Cannabis Dispensary
Trulieve WV, Inc.	Morgantown	1/28/22	Medical Cannabis Dispensary
Trulieve WV, Inc.	Charleston	01/28/22	Medical Cannabis Dispensary
Trulieve WV, Inc.	Weston	01/28/22	Medical Cannabis Dispensary
Trulieve WV, Inc.	Parkersburg	1/28/22	Medical Cannabis Dispensary
Mountaineer Holding, LLC	Belle	01/28/22	Medical Cannabis Dispensary
Mountaineer Holding, LLC	Hurricane	01/28/22	Medical Cannabis Dispensary
Mountaineer Holding, LLC	Lesage	10/01/22	Medical Cannabis Grower
Solevo Wellness West Virginia, LLC	Morgantown	1/28/22	Medical Cannabis Dispensary

Permits issued by the Office of Medical Cannabis are effective for one year from the date of issuance and may be renewed by applicants in good standing with the terms of a currently-effective permit. Permits may be suspended or revoked on the basis of failure to prevent diversion of medical cannabis, or violation of laws and rules applicable to medical cannabis businesses.

All permittees are required to make use of a state-mandated electronic tracking system that is accessible to the Office. Permittees are also subject to requirements related to security and surveillance, recordkeeping and record retention, the acquisition, growing, and processing of medical cannabis, delivery and transportation, and controls on dispensing, including amounts and prices permitted. Growers and processors are required to contract with independent laboratories to test their products according to Office of Medical Cannabis rules.

Dispensaries are prohibited from dispensing cannabis products to anyone other than a registered patient or caregiver who presents a valid identification card from the Office. Dispensing amounts are limited to those indicated in a registered patient’s certification by his/her medical practitioner, and in any event a dispensary may not dispense more than a 30-day supply at a given time.

The Office is permitted to conduct announced or unannounced inspections of permittees to determine their compliance with West Virginia law and regulations, and may inspect a permittee’s site, records, and other data, and may interview employees, principals, operators, and financial backers of the permittee. The Office will have free access to review and, if necessary, make copies of books, records, papers, documents, data, or other physical or electronic information that relates to the business of the medical cannabis organization, including financial data, sales data, shipping data, pricing data, and employee data. The Office will have free access to any area within a site or facility that is being used to store medical cannabis for testing purposes and are permitted to collect test samples for testing at an approved laboratory.

Permittees must have security and surveillance systems, utilizing commercial-grade equipment, to prevent unauthorized entry and to prevent and detect an adverse loss. The security systems must incorporate a professionally monitored security alarm system that is operational 24 hours a day, seven days a week, and records all activity in images capable of clearly revealing facial detail; have the ability to clearly and accurately display the date and time; record all images captured by each surveillance camera for a minimum of two years in a format that may be easily accessed for investigative purposes; and utilize a security alarm system separate from the facility’s primary security system covering the limited access area or other room where the recordings are stored. Permitees must install commercial-grade, nonresidential doors and door locks on each external door of the facility, with keys or key codes for all doors remaining in the possession of designated authorized individuals. During all nonworking hours, all entrances to and exits from the site and facility must be securely locked. Permittees must install lighting to ensure proper surveillance both inside and outside of the facility. Access to rooms containing security and surveillance monitoring equipment must be limited to persons who are essential to maintaining security and surveillance operations; federal, state and local law enforcement; security and surveillance system service employees; the bureau or its authorized agents; and other persons with the prior written approval of the Office.

A permittee is permitted to transport and deliver medical cannabis to a medical cannabis organization or an approved laboratory. A grower/processor may deliver medical cannabis to a medical cannabis organization or an approved laboratory only between 7:00 a.m. and 9:00 p.m. A grower/processor may contract with a third-party contractor for delivery so long as the contractor complies with the Office’s rules and regulations. A grower/processor must use a global positioning system to ensure safe, efficient delivery of the medical cannabis to a medical cannabis organization or an approved laboratory. Vehicles permitted to transport medical cannabis must be equipped with a secure lockbox or locking cargo area, have no markings that would either identify or indicate that the vehicle is being used to transport medical cannabis, be capable of being temperature-controlled for perishable medical cannabis, as appropriate, display current state inspection stickers and maintain a current state vehicle registration, and be insured in an amount that is commercially reasonable and appropriate. Medical cannabis stored inside the transport vehicle may not be visible from the outside of the transport vehicle. A transport vehicle is subject to inspection by the bureau or its authorized agents, law enforcement, or other federal or state officials if necessary, to perform the government officials’ functions and duties.

Regulation of Cannabis in Georgia

On April 17, 2019, Georgia Governor Brian Kemp signed into law the Hope Act, which creates a regulatory scheme to permit the production of low-THC oil, that is, oil with a THC content of no greater than 5%, for provision to patients for medical purposes. In specific, the Hope Act created a seven-member Georgia Access to Cannabis Commission (the “ GA Commission”), charged with drafting regulations to implement the low-THC oil program. Under the Hope Act, the GA Commission is permitted to issue up to six production licenses – two Class 1 licenses allowing up to 100,000 square feet of cultivation canopy each and four Class 2 licenses allowing up to 50,000 square feet of cultivation canopy each – and is also required to issue licenses to the University of Georgia and Fort Valley State University, in the event that either University chooses to participate, for cultivation and research regarding low-THC oil. The Hope Act envisions that the Georgia Board of Pharmacy would develop and oversee licensing criteria by which pharmacies would be permitted to dispense low-THC oil; the GA Commission is also expected to issue rules to license free-standing dispensaries. On July 24, 2021, the GA Commission announced its intention to award the two Class 1 and four Class 2 production licenses, including the award of one Class 1 license to Trulieve GA Inc. The regulations for the licensure of dispensaries have not currently been promulgated, and so there are no currently licensed dispensaries in Georgia.

Georgia law requires eligible patients to obtain physician approval to be added to the Low THC Oil Registry, which is administered by the Georgia Department of Public Health. Qualifying conditions include: (1) end stage cancer producing wasting illness or recalcitrant nausea and vomiting, (2) severe or end stage amyotrophic lateral sclerosis, (3) seizure disorders, (4) multiple sclerosis, (5) Crohn’s disease, (6) mitochondrial disease, (7) severe or end stage Parkinson’s disease, (8) severe or end stage sickle cell disease, (9) severe Tourette’s syndrome, (10) autism spectrum disorder, (11) epidermolysis bullosa, (12) severe or end stage Alzheimer’s diseases, (13) severe or end stage AIDS, (14) severe or end stage peripheral neuropathy, (15) inpatient or outpatient hospice treatment, (16) intractable pain, and (17) post-traumatic stress disorder. At present, Georgia law prohibits registered patients from ingesting low-THC oil through any manner that employs a heating element or similar means to produce vapors, including combustible products as well as vaporizers.

The GA Commission is authorized to issue regulations for the oversight of the low-THC oil program. At present, the GA Commission has not promulgated such regulations. The Hope Act contemplates that the GA Commission will issue regulations in the following categories:

•

to establish requirements related to quality control, security, and oversight of production. In particular, licensees will be required to establish security plans that include 24/7 monitoring and intrusion detection, recording and video storage systems, and licensed security personnel.

•	to establish requirements related to secured transportation of low-THC oil products and tracking of deliveries.

•	to prohibit pesticides in production, except for pesticides certified as organic by the Organic Materials Review Institute or a similar standards organization.

•	to establish requirements related to testing for purity and dosage levels, and to ensure that product labels accurately reflect product content.

•

to establish requirements for a track and trace system. In specific, the track and trace system will be operated by a GA Commission-approved vendor that licensees will be required to use. The system will need to be capable of tracking plants, products, and registered patient purchase totals, as well as waste, transfers, conversions, sales, and returns. It will also need to be able to track plants, low-THC oil, and products throughout the entire chain of custody, as well as monitor inventory and prevent theft, loss, and diversion. The track and trace system will provide real-time data to the GA Commission related to total low-THC oil daily sales, the total number of marijuana plants currently in production, and numbers of plants destroyed or disposed of.

•	to require licensees to collect and report data.

•	to regulate marketing and signage related to low-THC oil, including prohibiting the direct advertisement of low-THC oil to registered patients or the public.

•	to prohibit cultivation, processing, and dispensing facilities within 3,000 feet of schools, early care and education programs, and places of worship.

The GA Commission is also authorized to enforce the various regulatory requirements noted above, such as through inspections and collaboration with law enforcement.

Regulation of Cannabis Market in Colorado

In 2000, Colorado voters passed Amendment 20, an amendment to the state constitution decriminalizing certain amounts of marijuana for medicinal purposes. The amendment created a regulatory system for granting patient registry cards authorizing individuals with debilitating medical conditions to have and use up to two ounces of a usable form of marijuana and no more than six marijuana plants. The amendment also created a regulatory system for granting patient registry cards authorizing individuals with debilitating medical conditions to have and use limited quantities of marijuana, and an affirmative defense under Colorado criminal law for any cardholder or their primary caregiver to charges of violating state drugs laws. In 2010, the Colorado legislature passed H.B. 10-1284, which enacted the Colorado Medical Marijuana Code, a framework regulating the growth, sale, and distribution of marijuana by licensed dispensaries, administered by the Colorado Department of Public Health and Environment. .

In 2012, Colorado voted passed Amendment 64, legalizing the recreational use of marijuana in Colorado. Among other provisions, the amendment legalized the cultivation, manufacturing, processing, and sale of marijuana to adults 21 years of age or older. Amendment 64 also directed the Colorado Department of Revenue (“DOR”) to establish a comprehensive framework of regulation and enforcement governing licensed marijuana businesses in the state. The Colorado Marijuana Enforcement Division (“MED”) is the licensing and regulatory agency overseeing all recreational and medical marijuana businesses in Colorado.    In 2019, legislators passed statutes updating, among other things, the state’s marijuana laws to allow for new sources of investment in the Colorado marijuana industry, including by publicly traded companies and created accompanying disclosure requirements.

In Colorado, cannabis businesses must comply with local licensing requirements in addition to state licensing requirements in order to operate. Colorado localities are allowed to limit or prohibit the operation of marijuana cultivation facilities, product manufacturing facilities or retail dispensary facilities.

We own two licenses to operate products manufacturing and retail products manufacturing facilities in the State of Colorado. We also own CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado.

Holding Entity	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Harvest of Colorado, LLC	Denver	6/28/22	Medical Marijuana Products Manufacturer
Harvest of Colorado, LLC	Denver	6/25/22	Retail Marijuana Products Manufacturer

Colorado Licenses and Regulations

There are multiple license categories that cover all commercial activity. Categories include: (1) cultivation, (2) medical/retail stores, (3) manufacturers (4) transporters, (5) hospitality and sales, (6) retail marijuana business operator and (6) testing facilities. Categories of licenses are further broken down into subtypes. For example, there are multiple types of cultivation licenses available depending upon the size of the cultivation operation. Licensees may also apply for permits that allow for the conduct of additional business functions such as centralized distribution, delivery, and off-premises storage. Each facility is authorized to engage only in the type of activity for which it is licensed. Licenses are valid for one year from the date of issuance. Before expiry, licensees are required to submit a renewal application.

Local authorities also grant licenses to conduct marijuana businesses within their jurisdiction, and DOR licensing for a marijuana business is conditioned on approval from the local authorities. An applicant is prohibited from operating a marijuana business prior to obtaining al necessary licenses, registrations, permits, or approvals from both the state licensing authority and local licensing authority.

Security Requirements

Colorado law required that all licensees have a security alarm system and must ensure that their premises are continuously monitored. Licenses must also use commercial-grade non-residential door locks at all points of ingress and egress. All licensed marijuana businesses are required to utilize video surveillance and camera recording systems, which at a minimum, must consist of digital or network video recorders, video monitors, digital archiving devices, and a color printer capable of delivering still photos. Such equipment must be stored in a secure area that is only accessible to the licensee’s management staff. In addition to other requirements, all video surveillance equipment must be equipped with a failure notification system that provides prompt notification to the licensee of any prolonged surveillance interruption and/or complete failure of the surveillance system.

Inspections

The MED and local licensing authorities may conduct announced or unannounced inspections of licensees to determine compliance with applicable laws and regulations. Licensees may also be subject to inspection of the licensed premises by the local fire department, building inspector, or code enforcement officer to confirm that no health or safety concerns are present.

Colorado Reporting Requirements

Colorado uses METRC as the MED’s marijuana inventory tracking system for all medical and adult use licensees. Marijuana is required to be tracked and reported with specific data points from seed to sale through METRC for compliance purposes under Colorado marijuana laws and regulations. This tracking is conducted by using electronic tags on plants and shipments between licensees and facilities.

Regulation of the Cannabis Market in Nevada

Nevada became a medical marijuana state in 2001. In 2013, the Nevada legislature passed SB374, providing for state licensing of medical marijuana establishments. On November 8, 2016, Nevada voters passed the Nevada Marijuana Legalization Initiative, also known as Question 2, allowing for the sale of marijuana for adult use starting on July 1, 2017. In 2018, the Nevada Department of Taxation (the “DOT”) opened up applications for additional adult use marijuana dispensary licenses. In December 2018, 61 additional marijuana dispensary licenses were issued by the DOT. Effective July 1, 2020, the Cannabis Compliance Board obtained regulatory oversight authority from the DOT.

Licenses in Nevada

Upon completion of our planned acquisition of GreenMart which is subject to regulatory approval, we will hold a State of Nevada Medical Cannabis Cultivation Establishment Certificate and a State of Nevada Cannabis Cultivation Facility License enabling us to operate a cultivation and processing facility in the State of Nevada. Pending completion of the acquisition of GreenMart, we entered into a management services agreement with GreenMart effective August 14, 2020 whereby we agreed to manage all aspects of GreenMart’s business including the ramp up of cannabis cultivation and production.

Holding Entity	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
GreenMart of Nevada LLC	Las Vegas	6/30/2022	Medical Cultivation License
GreenMart of Nevada LLC	Las Vegas	6/30/2022	Adult Use Cultivation License

Nevada Licenses and Regulations

There are three principal license categories in Nevada: (1) cultivation, (2) processing and (3) dispensary. GreenMart is licensed to operate a medical and adult use cultivation facility. These licenses are active with the State of Nevada. The licenses are independently issued for each approved activity for use at GreenMart’s facility in Nevada.

Under applicable laws, the licenses permit GreenMart to cultivate, process, package and sell marijuana pursuant to the terms of the licenses, which are issued by the Cannabis Compliance Board under the provisions of Nevada Revised Statutes section Title 56. If applications contain all required information, establishments are issued a medical cannabis establishment registration certificate. In a local governmental jurisdiction that issues business licenses, the issuance by the Cannabis Compliance Board of a medical cannabis establishment registration certificate is considered provisional until the local government has issued a business license for operation and an establishment is in compliance with all applicable local governmental ordinances. Final registration certificates are valid for a period of one year and the Nevada Cannabis Compliance Board shall issue a renewal license within ten days after the receipt of a renewal application and applicable fee if the license is not then under suspension or has not been revoked.

The cultivation license permits GreenMart to cultivate, process, have tested, package and sell marijuana to retail marijuana stores, to marijuana product manufacturing facilities and to other cultivation facilities.

The processing license permits GreenMart to acquire, possess, manufacture, deliver, transfer, transport, supply or sell edible marijuana products or marijuana infused products to other marijuana production facilities or marijuana dispensaries.

In connection with our management of GreenMart, we were issued a Temporary Marijuana Support Business License by the Department of Business License in Clark County, Nevada on August 4, 2020.

Security Requirements

Licensees are required to ensure that licensed premises are enclosed and locked, and that access is limited to officers, board members, and authorized agents. All other visitors must be escorted by an authorized agent. Cultivation facilities may not be visible from a public place by normal, unaided vision. Licensees are required to maintain security equipment to detect and deter unauthorized intrusion: (1) intrusion detection devices covering the entirety of the cultivation area and the perimeter and exterior of the facility, (2) exterior lighting sufficient to permit surveillance, (3) video cameras covering the entirety of the cultivation area and the perimeter and exterior of the facility, (4) immediate automatic notification to local law enforcement in the event of a breach of security. All malfunctions of security equipment must be logged and reported to local law enforcement and regulators.

Recordkeeping and Inventory Requirements

Licensees are required to maintain an inventory control system that tracks cannabis plants from seed to sale. The system must track key inventory figures on an ongoing basis: (1) each day’s beginning inventory, acquisitions, harvests, sales, disbursements, and disposal, (2) acquisitions from other cannabis establishments, (3) batches of cannabis cultivated, and (4) manufactured cannabis products and materials throughout the manufacturing process. The inventory control system must adequately document plant materials from seed to sale, and reconcile raw materials and finished products on a per-job basis. The system must also provide for quarterly physical inventory counts.

Nevada Reporting Requirements

The State of Nevada uses METRC (Marijuana Enforcement Tracking Reporting & Compliance) as the state’s computerized T&T system for seed-to-sale. Effective November 1, 2017, all medical and adult-use marijuana establishments in Nevada must report their establishment data to the state of Nevada via Metrc. Individual licensees whether directly or through third-party integration systems are required to push data to the state to meet all reporting requirements. Upon completion of its acquisition of GreenMart, we plan to use an in-house computerized seed to sale software that will integrate with METRC via API (GreenBits), which captures the required data points for cultivation and manufacturing as required in Nevada Revised Statutes section 453A.

Other

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenue, increased expenses, and decreased profitability. Further, investigations by government agencies, including the FTC, into allegedly anticompetitive, unfair, deceptive or other business practices by us, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability.

Employees

As of December 31, 2021, we had over 9,000 employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Since the opening of our first store in 2016, our workforce has grown dramatically, including personnel in our cultivation, production, transportation and retail divisions, along with our executive and support services teams. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding its human capital.

Available Information

We maintain a website at http://www.trulieve.com. Through our website, we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as proxy statements, and, from time to time, other documents as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. These SEC reports can be accessed through the “Investors” section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

In addition, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding Trulieve Cannabis Corp. and other issuers that file electronically with the SEC. The SEC’s Internet website address is http://www.sec.gov.

Description of Property

We have no material properties.

Legal Proceedings

Except as set forth below, there are no actual or to our knowledge contemplated legal proceedings material to us or our subsidiaries or to which any of our or any of our subsidiaries’ property is the subject matter.

On December 30, 2019, a securities class-action complaint, David McNear v. Trulieve Cannabis Corp. et al., Case No. 1:19-cv-07289, was filed against us in the United States District Court for the Eastern District of New York. On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against us in the United States District Court for the Eastern District of New York. Both complaints name Trulieve, Kim Rivers, and Mohan Srinivasan as defendants for allegedly making materially false and misleading statements regarding our previously reported financial statements and public statements about our business, operations, and prospects. The complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. The complaints sought unspecified damages, costs, attorneys’ fees, and equitable relief. On March 20, 2020, the Court consolidated the two related actions under In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, and appointed William Kurek, John Colomara, David McNear, and Monica Acerra as Lead Plaintiffs. On December 30, 2021, the Court granted Trulieve’s motion to dismiss, and dismissed the action with prejudice. Final judgment of dismissal was entered on January 3, 2022. Plaintiffs have 30 days from entry of judgment to appeal.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this prospectus.

Available Information

We maintain a website at http://www.trulieve.com. The information contained on, or accessible through, our website is not part of this prospectus. Our periodic and current reports are available, free of charge, after the material is electronically filed with, or furnished to, the Canadian securities regulators on SEDAR, at www.sedar.com. Our Annual Reports on Form 10-K (which includes our audited financial statements), Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available on our website, free of charge, as soon as reasonably practicable after we electronically file such reports with, or furnish those reports to, the SEC. You may also read and copy these reports, proxy statements and other information on the SEC’s website at www.sec.gov.

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY AND RELATED

STOCKHOLDER MATTERS

Our Subordinate Voting Shares began trading on the Canadian Securities Exchange under the symbol “TRUL” on September 25, 2018 and began trading on the OTCQX Best Market under the symbol “TCNNF” on September 24, 2018. Any over-the-counter market quotations from the OTCQX Best Market reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders of Subordinate Voting Shares

As of January 3, 2022, we had approximately 368 shareholders of record of our issued and outstanding Subordinate Voting Shares and 35 shareholders of record of our issued and outstanding Multiple Voting Shares.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their positions and their ages as of January 3, 2022 are set forth below:

Name	Age	Position(s)
Executive Officers
Kim Rivers	43	Chair and Chief Executive Officer
Steve White	48	President
Alex D’Amico	46	Chief Financial Officer
Eric Powers	52	Chief Legal Officer and Corporate Secretary
Timothy Morey	59	Chief Sales Officer
Kyle Landrum	35	Chief Production Officer
Rebecca Young	40	Chief Accounting Officer

Directors
Giannella Alvarez	62	Director
Thad Beshears	47	Director
Peter Healy	70	Director
Richard May	44	Director
Thomas Millner	68	Director
Jane Morreau.	63	Director
Susan Thronson	60	Director

Executive Officers

Kim Rivers has served as the Chair of the board of directors and as Chief Executive Officer since 2015. Ms. Rivers also served as President until Mr. White’s appointment as President in December 2021. Ms. Rivers received her Bachelor’s degree in Multinational Business and Political Science from Florida State University and her Juris Doctorate from the University of Florida. Ms. Rivers is a member of the Georgia Bar Association and she spent several years in private practice as a lawyer where she specialized in mergers, acquisitions, and securities for multi-million dollar companies. For over a decade, Ms. Rivers has run numerous successful businesses from real estate to finance, including as Principal of Inkbridge LLC, an investment firm, since 2011. We believe Ms. Rivers is qualified to serve on our board of directors due to her service as our Chief Executive Officer and her substantial experience in the cannabis industry.

Steve White has served as our President since 2021. Mr. White co-founded Harvest in 2012 and served as a director and chief executive officer of Harvest until the closing of the Company’s acquisition of Harvest on October 1, 2021. Mr. White founded and serves on the board of directors of Harvesting Hope, a non-profit organization that supports young children suffering from seizure disorders. Prior to Harvest, Mr. White practiced law at his own boutique law firm, which he founded in 2005. Prior to founding his own firm, Mr. White practiced business, business litigation and regulatory law for two national law firms beginning in 1999. Mr. White earned a Bachelor of Science in Political Science from Arizona State University and a J.D. from Washington & Lee University, School of Law.

Alex D’Amico has served as our Chief Financial Officer since 2020. Mr. D’Amico brings over 20 years of accounting and finance experience in technology, healthcare, entertainment and advertising. He has held several senior finance and executive roles at companies such as Cognizant, where he served as Finance Director from 2015 to 2018, and Telaria, where he served as Vice President of Finance and Controller from 2018 to 2020. Prior to such roles, Mr. D’Amico also held senior finance and executive roles at public companies Quest Diagnostics and Synvista Therapeutics. Mr. D’Amico is a growth-oriented business leader with a unique ability to scale an organization cross-functionally while operating in a public landscape. He has an extensive history of assembling high-powered teams and driving toward strategic initiatives. Mr. D’Amico was a Summa Cum Laude graduate of Rutgers University, where he received his Bachelor of Science degree in Accounting, and is a member of the American Institute of Certified Public Accountants, New Jersey Society of Certified Public Accountants and Financial Executives International.

Eric Powers has served as our Chief Legal Officer (General Counsel until March 2021) and Corporate Secretary since 2019. Prior to joining Trulieve, Mr. Powers spent 13 years, from 2005 to 2018, as an in-house attorney for Crawford & Company, a publicly-traded insurance services firm, where he served in numerous roles within the legal department, most recently as Vice President and Corporate Secretary. Mr. Powers was in private practice for over 10 years with the law firms of Troutman Sanders, from 2000 to 2005, and Capell & Howard, from 1994 to 2000, specializing in corporate and tax law. Overall, Mr. Powers brings more than 25 years of legal experience to Trulieve, with a broad background in corporate law. Mr. Powers holds a J.D. from The University of Alabama Law School and a B.A. from Auburn University. Mr. Powers also received his LLM in Taxation from New York University.

Timothy Morey has served as our Chief Sales Officer since 2019, and previously as our Director of Retail in 2019. Mr. Morey has over 15 years of retail sector experience, with a focus on operational best practices and leveraging technology to enhance consumer engagements. Most recently, Mr. Morey served as Senior Director of Store Operations for Finish Line from October 2013 to September 2018, overseeing more than 900 stores and 45 district sales managers. Mr. Morey is a resident of Tallahassee, Florida and holds an associate degree, applied science, from Snow College, Utah.

Rebecca Young has served as our Chief Accounting Officer since 2021 and previously as our Corporate Controller. Ms. Young has nearly 20 years of accounting and finance experience. Prior to joining Trulieve, from November 2006 to May 2021, Ms. Young held roles of increasing responsibility, including most recently as Corporate Controller, at Gerber Technology. Prior to joining Gerber Technology, Ms. Young was a Senior Associate at PricewaterhouseCoopers from August 2003 to November 2006. Ms. Young earned a Bachelor of Science in Business Administration in Accounting from the Bryant University, a Master of Science in Accounting from the University of Connecticut, and a Master of Business Administration in Human Resources Management.

Kyle Landrum has served as our Chief Production Officer since 2019, after being promoted from his position as Cultivation Manager, a position he served in since 2017. As our Chief Production Officer, Mr. Landrum oversees all aspects of our cultivation and processing. Mr. Landrum graduated from the University of Florida with a Bachelor of Science degree in Agriculture Economics and a master’s degree in Agricultural Education. Mr. Landrum has demonstrated dedicated leadership experience in the franchise restaurant industry. Before joining Trulieve, Mr. Landrum spent six years, from 2011 to 2017, at Rib, Inc., most recently serving as the Director of Operations, where he managed a team of nearly 200. Cumulatively, Mr. Landrum has over 14 years of experience in management of multi-site operations.

Directors

Giannella Alvarez has served as a member of our board of directors since 2021. Ms. Alvarez has experience in strategic planning, branding, innovation, consumer insights, technology, and scaling businesses. She was the Chief Executive Officer of Beanitos, Inc., a privately held snack food company from January 2018 until December 2019. Prior to that she was the Chief Executive Officer of Harmless Harvest, Inc., a privately held organic food and beverage company from 2015 until January 2018. Prior to joining Harmless Harvest, Ms. Alvarez held a number of increasingly senior positions in marketing, innovation and general management with Del Monte Corporation, Barilla S.p.A., The Coca Cola Company, Kimberly-Clark Corporation and Procter & Gamble. Ms. Alvarez currently serves as a director of Domtar Corporation, Ruth’s Chris Hospitality Group and Driscoll’s. We believe Ms. Alvarez is qualified to serve on our board of directors due to her broad global experience with customer relations, franchising, international operations, corporate governance and ESG, as well as her executive leadership skills.

Thad Beshears has served as a member of our board of directors since 2015. Mr. Beshears is the Co-Owner and Chief Operating Officer of Simpson Nurseries LAA and has served as its President since 2015. He is responsible for all sales operations, production, and inventory tracking for the operation. Mr. Beshears is also the President and owner of Simpson Nurseries of Tennessee since 2013, where he develops and implements the company’s strategic vision while monitoring the market for opportunities for growth and expansion. Mr. Beshears is a founding member of Trulieve. We believe Mr. Beshears is qualified to serve on our board of directors due to his agricultural and cannabis industry experience.

Peter Healy has served as a member of our board of directors since 2019 and has served as lead independent director since 2021. An accomplished legal counsel with more than 30 years of experience, Mr. Healy manages a broad-based corporate practice, advising companies on a range of issues, including corporate governance, capital markets, mergers and acquisitions and private equity. His diverse clientele includes both public companies, private equity firms and major investment banking firms in a range of industries, including finance, technology, healthcare, biotechnology, real estate, consumer products, among others. He is currently a Partner at McDermott Will & Emery LLP. He previously was a Partner and Of Counsel at O’Melveny & Myers LLP from 1989 and March of 2020. He holds a Bachelor of Science degree in economics from Santa Clara University, an MBA degree (with distinction) from Cornell University and a JD degree from University of California Hastings. We believe Mr. Healy is qualified to serve on our board of directors due to his experience representing public and private companies in a wide variety of industries.

Richard May has served as a member of our board of directors since 2017. Mr. May is the President and co-owner of May Nursery, Inc., and has been with May Nursery, Inc. since 2002. He has sat on several agricultural industry and community boards, including as director and chairman of the Gadsden County Chamber of Commerce from 2010 to 2016, as the treasurer and trustee of the Robert F. Munroe Day School from 2012 to 2018 and as a director and president of the Southern Nursery Association from 2010 to 2016. Mr. May graduated from Auburn University with Bachelor of Science degrees in Agricultural Economics and Horticulture. He is a graduate of the Wedgeworth Leadership Institute for Agriculture and Natural Resources from the University of Florida, and a graduate of the Executive Academy for Growth and Leadership from Texas A&M. Mr. May is a founding member of Trulieve. We believe Mr. May is qualified to serve on our board of directors due to his agricultural and cannabis industry expertise.

Thomas Millner has served as a member of our board of directors since 2020. Mr. Millner brings a combination of executive leadership, merchandising and multichannel operational skills, and a strong philanthropic background to Trulieve. Mr. Millner, who has been retired since 2017, was formerly the CEO of Cabela’s, a direct marketer and specialty retailer of outdoor recreation merchandise, from 2009 to 2017. Prior to Cabela’s, Mr. Millner was president and CEO of North Carolina’s Remington Arms Company from 1994 to 2009, an American manufacturer of firearms and ammunition. Since 2014, Mr. Millner has served as a director and the chair of the audit committee of Best Buy, a multinational consumer electronics retailer. Mr. Millner previously served as a director and chair of the audit committee of Stanley Furniture, a furniture manufacturer and retailer from 2001 to 2008, as a director of Total Wine & More, a large, family-owned, privately held American alcohol retailer from 2015 to 2019 and as a director of Menards, a privately held home improvement company, from 2017 to 2019. We believe Mr. Millner is qualified to serve on our board of directors due to his service as an officer and director of large multi-state corporations in the United States.

Jane Morreau has served as a member of our board of directors since 2021. Ms. Morreau is a seasoned global finance executive with a broad skillset and expertise that also includes supply chain management, manufacturing operations, information technology, retail operations, mergers and acquisitions and corporate strategy. Ms. Morreau is currently employed as the Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a position she has held since 2014. She joined Brown-Forman, the largest American-owned and publicly traded spirits and wine company with a global reach, in 1991, and has held various senior management and executive leadership finance and operational roles during her 30-year career. She holds a Bachelor of Science degree in accounting (with high honors) and an MBA degree, both from the University of Louisville and is a Certified Public Accountant. We believe Ms. Morreau is qualified to serve on our board of directors due to her significant corporate finance experience, qualifications, and overall skills.

Susan Thronson has served as a member of our board of directors since 2020. Ms. Thronson is an experienced independent director with global digital, ecommerce and loyalty marketing experience. Ms. Thronson held various operational roles at Marriott International from 1989 to 2005, and was Senior Vice President of Global Marketing for Marriott International from 2005 to 2013, leading Marriott’s worldwide integrated marketing strategy and execution for its 15 hotel brands. Since 2013, Ms. Thronson has been self-employed as a management consultant. Ms. Thronson formerly served as a director of Angie’s List from 2012 to 2017, an internet service company, and SONIC Drive-In from 2015 to 2018, an operator of an American drive-in fast-food restaurant chain based in Oklahoma City, Oklahoma. She has maintained a National Association of Corporate Directors Governance Fellow credential since 2015 and holds a Bachelor of Arts in Journalism from the University of Nevada, Reno. We believe Ms. Thronson is qualified to serve on our board of directors due to her service in the hospitality industry and on the board of directors of corporations with operations across the United States.

Board Composition

Our Articles of Incorporation, as amended to date, which we refer to as our Articles, provide for a minimum of one director and a maximum of 10 directors. Our shareholders have authorized the board of directors, by resolution, to determine the number of directors within the minimum and maximum number of directors set out in our Articles. Each director holds office until the close of the next annual general meeting of shareholders, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. The board of directors currently consists of eight directors. Our business and affairs are managed by or under the direction of the board of directors. Pursuant to the Trulieve Corporate Governance Guidelines, or Guidelines, and a mandate from our board of directors, or Board Mandate, the board of directors may establish one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law.

We are not currently subject to listing requirements of any national securities exchange that has requirements that a majority of the board of directors be “independent.” All but one of the eight directors are considered to be independent under the CSA Guidelines and in accordance with National Instrument 52-110—Audit Committees, or NI 52-110. Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the board of directors, be reasonably expected to interfere with such director’s exercise of independent judgment. Our independent directors are Giannella Alvarez, Thad Beshears, Peter Healy, Richard May, Thomas Milner, Jane Morreau and Susan Thronson. George Hackney and Michael O’Donnell previously served as independent directors until our annual shareholders meeting on June 10, 2021. Ms. Rivers is not independent, given that she is our Chief Executive Officer.

The board of directors holds regularly scheduled meetings and at such meetings our independent directors meet in executive session. The board of directors has not appointed a lead independent director; instead the presiding director for each executive session is rotated among the chairs of our committees.

The board of directors held 7 meetings and took 5 actions by unanimous written consent during the year ended December 31, 2021. In 2021, each person serving as a director attended at least 75% of the total number of meetings of our board of directors and any committee on which he or she served.

Our directors are expected to attend our Annual Meeting of Shareholders. Any director who is unable to attend our Annual Meeting is expected to notify the Chairman of the board of directors in advance of the Annual Meeting. All of our directors attended the annual meeting in 2021.

Board Committees

At present, the board of directors has three standing committees, the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. The charters for our committees set forth the scope of the responsibilities of that committee. The board of directors will assess the effectiveness and contribution of each committee on an annual basis. The charters for our committees were adopted by the board of directors in October 2018.

Audit Committee.

In October 2018, the board of directors established an audit committee, or Audit Committee. The Audit Committee is currently comprised of four members: Thomas Millner (Chair), Peter Healy, Jane Morreau and Susan Thronson. Each of the members of the Audit Committee meets the independence requirements pursuant to NI 52-110 and each is financially literate within the meaning of NI 52-110.

The Audit Committee operates pursuant to a written charter. The principal duties and responsibilities of the Audit Committee are to assist the board of directors in discharging the oversight of:

•	the integrity of our consolidated financial statements and accounting and financial processes and the audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	our external auditors’ qualifications and independence;

•	the work and performance of our financial management and our external auditors; and

•

our system of disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance, and risk management established by management and the board of directors.

In fulfilling its responsibilities, the Audit Committee meets regularly with our auditor and key management members.

The Audit Committee has access to all of our books, records, facilities and personnel and may request any information as it may deem appropriate. It also has the authority to retain and compensate special legal, accounting, financial and other consultants or advisors to advise the Audit Committee. The Audit Committee is responsible for the pre-approval of all non-audit services to be provided by our auditors.

Compensation Committee

In October 2018, the board of directors also established a compensation committee, or Compensation Committee. The Compensation Committee is currently comprised of four members: Susan Thronson (Chair), Peter Healy, Richard May and Thad Beshears. All of the members of the Compensation Committee are independent for purposes of NI 58-101. A director is considered independent for the purposes of NI 58-101 if he or she has no direct or indirect “material relationship” with the issuer, where “material relationship” is defined as a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

The Compensation Committee operates pursuant to a written charter. The principal duties and responsibilities of the Compensation Committee are to assist the board of directors in discharging its oversight of:

•	executive and director compensation;

•	executive compensation disclosure;

•	management development and succession;

•	administering the Company’s equity plans, and any other restricted share unit plan or deferred share unit plan that may be in effect from time to time, in accordance with the terms of such plans; and

•	any additional matters delegated to the Compensation Committee by the board of directors.

Nominating and Corporate Governance Committee

In October 2018, the board of directors also established a nominating and corporate governance committee, or Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is currently comprised of five members: Peter Healy (chair), Giannella Alvarez, Thad Beshears, Thomas Millner and Kim Rivers. All of the members of the Nominating and Corporate Governance Committee other than Ms. Rivers are independent for purposes of NI 58-101.

The Nominating and Corporate Governance Committee operates pursuant to a written charter. The principal duties and responsibilities of the Nominating and Corporate Governance Committee are to assist the board of directors in discharging its oversight of:

•	corporate governance policies and practices;

•	corporate governance disclosure;

•	the identification of individuals qualified to become new board of directors members and the recommendation of nominees to the board of directors;

•	the review and, if appropriate, approval of all related-party transactions;

•	the review and assessment of the independence of each of the directors;

•	the review of our orientation and continuing education programs for our directors; and

•	any additional matters delegated to the Nominating and Corporate Governance Committee by the board of directors.

The Nominating and Corporate Governance Committee will consider all qualified director candidates identified by various sources, including members of the board of directors, management and shareholders. Candidates for directors recommended by shareholders will be given the same consideration as those identified from other sources. The Nominating and Corporate Governance Committee is responsible for reviewing each candidate’s biographical information, meeting with each candidate and assessing each candidate’s independence, skills and expertise based on a number of factors. While we do not have a formal policy on diversity, when considering the selection of director nominees, the Nominating and Corporate Governance Committee considers individuals with diverse backgrounds, viewpoints, accomplishments, cultural background and professional expertise, among other factors.

Board Oversight of Enterprise Risk

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee and instead administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements.

Board Leadership

The position of Chair of the board of directors, is currently held by Kim Rivers, our Chief Executive Officer. As Chair and Chief Executive Officer, Ms. Rivers focuses on the day-to-day operation of the business, our overall leadership and strategic direction, guidance of senior management and leadership of the board of directors. In 2021, to optimize the effectiveness and independence of the board of directors, the board of directors adopted a Lead Director Charter pursuant to which, in circumstances where the Chair of the board of directors is not independent, the independent directors will appoint an independent lead director. Peter Healy was appointed as Lead Director in May 2021. The duties of the Lead Director include, but are not limited to: (i) presiding at meetings or “executive sessions” of the independent directors; (ii) presiding at meetings of the board of directors in the absence of the Chair or upon the request of the Chair; (iii) calling meetings of the independent directors, as appropriate; (iv) serving as a liaison to facilitate communications between other members of the board of directors, the Chair and the CEO, without inhibiting direct communications between and among such persons; (v) advising and consulting with the Chair and the CEO on, and approving, board and committee meeting schedules and agenda items; (vi) advising and consulting with the Chair and the CEO on the general scope and type of information to be provided in advance and/or to be presented at Board meetings; (vii) in coordination with the Chair and the CEO, serving as a liaison to shareholders who request direct communications and consultation with the Board; (viii) consulting with inside and outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role; (ix) collaborating with the Compensation Committee regarding the annual performance evaluation of the CEO; and (x) collaborating with the Nominating and Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

Corporate Governance Principles and Code of Ethics

The board of directors is committed to sound corporate governance principles and practices. The board of directors’ core principles of corporate governance are set forth in the Guidelines, which were adopted by the board of directors in October 2018. In order to clearly set forth our commitment to conduct our operations in accordance with our high standards of business ethics and applicable laws and regulations, the board of directors also adopted a Code of Business Conduct and Ethics, which we refer to as our Code of Ethics, which is applicable to all directors, officers and employees. A copy of the Code of Ethics and the Guidelines are available on our corporate website at https://investors.trulieve.com/. You also may obtain a printed copy of the Code of Ethics and Principles by sending a written request to: Investor Relations, Trulieve Cannabis Corp 6749 Ben Bostic Road, Quincy, Florida, 32351.

Compensation Committee Interlocks and Insider Participation

During 2021, our Compensation Committee members were Susan Thronson (Chair), Peter Healy, Richard May and Thad Beshears., none of whom currently is, or formerly was, an officer or employee of Trulieve. None of our executive officers served as a member of the board of directors or Compensation Committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation Committee.

Director Compensation

During 2019, we did not pay any compensation to our directors for their service as directors. Beginning in 2020, our board of directors approved the payment of compensation to its non-employee directors in the form of an annual retainer and stock option-based awards. Each non-employee director is paid an annual retainer of $36,000, provided any non-employee chairman of the board of directors is paid a $75,000 annual retainer. The chairs of the Compensation Committee and the Nominating and Corporate Governance Committee are paid an additional $8,000 annual retainer. The chair of the Audit Committee is paid an additional $12,000 annual retainer. Non-employee, founder directors receive annual stock option awards valued at $120,000. Non-employee, non-founder directors receive annual stock option awards valued at $150,000. Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the board of directors, committees of the board of directors or meetings of our shareholders.

The following table sets forth information regarding compensation awarded to, earned by or paid to our non-employee directors in connection with their service for the year ended December 31, 2021. Messrs. Hackney and O’Donnell’s terms concluded and Ms. Alvarez and Ms. Morreau were elected to the board of directors on June 10, 2021. We do not pay any compensation to our Chief Executive Officer, who is also the Chair of the board of directors, in connection with her service on our board of directors. See “Executive Compensation” for a discussion of the compensation of Ms. Rivers.

Name	Fees earned or paid in cash ($)(1)	Option awards ($)(2)	Total ($)
Gianella Alvarez	$18,000	$83,876	$101,876
Thad Beshears	$36,000	$119,952	$155,952
George Hackney	$18,000	$119,952	$137,952
Peter Healy	$54,000	$149,946	$203,946
Richard May	$36,000	$119,952	$155,952
Thomas Millner	$48,000	$149,946	$197,946
Jane Morreau	$18,000	$83,876	$101,876
Michael J. O’Donnell, Sr.	$18,000	$119,952	$137,952
Susan Thronson	$44,000	$149,946	$193,946

(1)	Represents amount earned or paid for service as a director during fiscal year 2021.
(2)	Represents the grant date fair value of option awards granted in fiscal year 2021 in accordance with ASC Topic 718.

The table below shows the aggregate number of option awards held as of December 31, 2021 by each of our current non-employee directors who was serving as of that date.

Name	Number of Subordinate Voting Shares Underlying Options Outstanding at December 31, 2021
Giannella Alvarez	8,793
Thad Beshears	47,497
Peter Healy	59,372
Richard May	47,497
Thomas Millner	61,680
Jane Morreau	8,793
Susan Thronson	61,680

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program offered to our named executive officers, or NEOs, identified below. For 2021, our NEOs were:

•	Kim Rivers, our Chief Executive Officer

•	Alex D’Amico, our Chief Financial Officer; and

•	Eric Powers, our Chief Legal Officer

We are an “emerging growth company,” as that term is used in the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

Summary Compensation Table

The following table provides information regarding compensation earned by our Chief Executive Officer and our two most highly compensated executive officers other than our principal executive officer who served during 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Kim Rivers(5)	2021	500,000	—	1,399,991	2,354,938	1,000,000	2,519,551	7,774,480
Chief Executive Officer	2020	323,958	—	—	499,914	200,000	16,354	1,040,226

Alex D’Amico(6)	2021	400,000	—	432,499	965,323	443,800	30,007	2,271,629
Chief Financial Officer	2020	162,500	145,000	—	420,072	75,000	11,435	814,007

Eric Powers(7)	2021	350,000	—	375,003	730,162	353,300	31,049	1,839,514
Chief Legal Officer	2020	200,000	15,000	—	228,532	40,000	27,444	510,976

(1)

Represents the grant date fair value of restricted stock unit awards granted in fiscal years 2021 in accordance with ASC Topic 718. The 2021 amount reflected for Ms. Rivers does not include the grant date fair value of 2,285,178 restricted stock units granted to Ms. Rivers on September 15, 2021 to replace a compensatory warrant that was issued to Ms. Rivers in 2018 as reported in a Form 8-K filed with the SEC on September 17, 2021. The grant date fair value of such restricted stock units calculated in accordance with ASC Topic 718 is approximately $57,769,300 which was equal to the fair value of the replaced compensatory warrants as of such date.

(2)	Represents the grant date fair value of option awards granted in fiscal years 2021 and 2020 in accordance with ASC Topic 718.
(3)

Of the amounts listed for 2021, $500,000 of the amount listed for Ms. Rivers, $348,799 of the amount listed for Mr. D’Amico and $290,018 of the amount listed for Mr. Powers are estimates of the remaining amounts to be paid based on the anticipated level of achievement of certain qualitative and quantitative performance objectives for 2021. The Company will report the finally determined non-equity incentive plan compensation for fiscal 2021 in a Form 8-K once a final determination of achievement of the qualitative and quantitative performance objectives for 2021 are made in early 2022.

(4)

Includes employer paid portion of premiums for health, dental and vision insurance. $2,500,000 of the amount reflected for Ms. Rivers in 2021 represents a cash payment made by the Company to Ms. Rivers as consideration for the termination and cancellation of a compensatory warrant that was issued to Ms. Rivers in 2018 as reported in a Form 8-K filed with the SEC on September 17, 2021.

(5)

Ms. Rivers was appointed President and Chief Executive Officer of the Company in September 2018 upon completion of the Transaction. Ms. Rivers ceased serving as President of the Company in December 2021 upon the appointment of Mr. White as President.

(6)	Mr. D’Amico was appointed Chief Financial Officer of the Company in June 2020.
(7)	Mr. Powers was appointed General Counsel of the Company in February 2019 and was appointed Chief Legal Officer in March 2021.

Narrative Disclosure to Summary Compensation Table

We review compensation annually for all of our employees, including our NEOs. In setting executive base salaries and bonuses, we considered compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our shareholders, and a long-term commitment to us.

Our board of directors has historically determined our executives’ compensation, based upon discussions with management and its discretion. We have begun a review of our executive compensation program, including the function and design of our equity incentive programs, and the identification of an appropriate peer group of companies for purposes of benchmarking the competitiveness of our executive compensation. Our board of directors will evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and that it is appropriate for a public company.

Compensation Components

The executive compensation program during the fiscal year ended December 31, 2021 consisted of three principal components: (i) base salaries; (ii) cash bonuses; and (iii) equity awards, including stock options and restricted stock units, or RSUs.

Base Salaries

Base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment. Base salaries will be determined on an individual basis, taking into consideration the past, current and potential contribution to our success, the position and responsibilities of the NEOs and competitive industry pay practices for other high growth, premium brand companies of similarly sized companies in the industry.

Incentive Compensation and Benefits

Bonuses are awarded based on qualitative and quantitative performance standards and reward performance of each NEO individually. The determination of an NEO’s performance may vary from year to year depending on economic conditions and conditions in the industry in which we operate and may be based on measures such as revenue and other operational targets such as dispensaries opened and square footage of canopy space, metrics the Compensation Committee and management believe to provide proper incentives for achieving long-term shareholder value for us at this time. The Compensation Committee and the board of directors retain full discretion over performance evaluation and the amount of any bonuses to be paid to NEOs. For the covered periods, the Compensation Committee authorized Ms. Rivers to set quarterly performance objectives for the NEOs (other than herself) and to determine, in her discretion, the level of achievement with respect to such objectives. The Compensation Committee set annual performance objectives for Ms. Rivers and determined, in its discretion, the level of achievement with respect to such objectives.

Equity-Based Compensation

The long-term component of compensation for executive officers, including the NEOs, is currently based on stock options and RSUs. This component of compensation is intended to reinforce management’s commitment to long-term improvements in our performance.

The board of directors believes that incentive compensation in the form of stock option grants which vest over time is beneficial and necessary to attract and retain both senior executives and managerial talent at other levels. Furthermore, the board of directors believes stock option grants are an effective long-term incentive vehicle because they are directly tied to share price over a longer period, up to 10 years, and motivate executives to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals.

In connection with the Transaction, we adopted the Schyan Exploration Inc. Stock Option Plan. The 2021 Omnibus Incentive Plan, or 2021 Plan, was adopted at our June 2021 annual meeting of shareholders. The 2021 Plan reserves 4,000,000 shares of Subordinate Voting Shares for issuance thereunder and replaced the Schyan Exploration Inc. Stock Option Plan, or Prior Plan. Pursuant to the 2021 Plan, we may grant equity-based compensation in the form of stock options, or Options, to eligible participants, as more fully described below.

The purpose of the 2021 Plan is to enable us and certain of our subsidiaries to obtain and retain services of the eligible participants, which is essential to our long-term success. The granting of Options is intended to promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business. Moreover, the 2021 Plan aims to align the interests of eligible participants with those of our shareholders through opportunities for increased equity-based ownership. For additional details on the 2021 Plan, see “Equity Compensation Plans”.

Restrictions on Hedging

Our Insider Trading and Reporting Policy prohibits our officers (including the NEOs), directors and employees from buying or selling financial instruments that are designed to hedge or offset a decrease in market value of our equity securities granted as compensation or held, directly or indirectly, by such individuals.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding stock options and other equity awards held by our NEOs as of December 31, 2021.

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option issuance date	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Kim Rivers(2)	160,944	0		$11.52	1/3/2020	1/3/2025
	7,028	39,828	(3)	$33.42	1/4/2021	1/4/2026
	57,654	115,308	(4)	$26.88	9/29/2021	9/29/2028
							52,083	(5)	1,354,679
Alex D’Amico	128,777	0		$12.50	6/1/2020	6/1/2025
	5,355	30,345	(3)	$33.42	1/4/2021	1/4/2026
	17,811	35,622	(4)	$26.88	9/29/2021	9/29/2028
							16,090	(5)	418,501
Eric Powers	74,575	0		$11.52	1/3/2020	1/3/2025
	3,213	18,207	(3)	$33.42	1/4/2021	1/4/2026
	15,443	30,886	(4)	$26.88	9/29/2021	9/29/2028
							13,951	(5)	362,866

(1)

The market values of the awards set forth in this table are based on the number of awards shown multiplied by the closing price of our Subordinate Voting Shares on December 31, 2021 ($26.01), as reported by the OTCQX.

(2)

Excludes 2,285,178 Subordinate Voting Shares underlying outstanding vested restricted stock units, or RSUs, held by Ms. Rivers that will be issued upon settlement within 60 days of September 15, 2024. Such RSUs have a market value of $59.4 million based on the number of RSUs multiplied by the closing price of our Subordinate Voting Shares on December 31, 2021 ($26.01), as reported by the OTCQX. The RSUs were granted Ms. Rivers to replace the compensatory warrant to purchase 2,811,159 Subordinate Voting Shares that was previously issued to Ms. Rivers on September 21, 2018. Each RSU represents the contingent right to receive one Subordinate Voting Share.

(3)

15% of the Subordinate Voting Shares underlying the option vested on December 31, 2021 and an additional 25% of the Subordinate Voting Shares underlying the option will vest on December 31, 2022. The remaining 60% of the Subordinate Voting Shares underlying the option will vest on December 31, 2023.

(4)

One-third of the Subordinate Voting Shares underlying the option vested on December 1, 2021. An additional one-third of the Subordinate Voting Shares underlying the option will vest on each of December 1, 2022 and December 1, 2023.

(5)	Represents RSUs granted on September 29, 2021, of which 50% of the RSUs will vest on December 1, 2022 and the remaining 50% of the RSUs will vest on December 1, 2023.

Employment Agreements, Severance and Change in Control Arrangements

We have entered into employment agreements with the NEOs listed below. The agreements generally provide for at-will employment and set forth the NEO’s initial base salary and eligibility for employee benefits. In addition, each of our NEOs is subject to confidentiality obligations and has agreed to assign to us any inventions developed during the term of their employment.

Agreement with Ms. Rivers

On September 28, 2021, we entered into an Executive Employment Agreement with Kim Rivers, our Chief Executive Officer (the “CEO Employment Agreement”). Pursuant to the CEO Employment Agreement, Ms. Rivers’ will be paid an annual base salary of $500,000 and she will be eligible for an annual bonus targeted at 100% of her base salary based on the achievement of certain Company and individual performance goals to be established by the Compensation Committee. Upon achievement of superior performance against goals by both the Company and Ms. Rivers, Ms. Rivers will be eligible to receive a bonus equal to 200% of her base salary.

Ms. Rivers will also be eligible to receive certain severance benefits in connection with a termination of her employment by the Company without Cause or by Ms. Rivers for Good Reason (each as defined in the CEO Employment Agreement), in each case, subject to execution of a general release of claims. If such termination occurs, Ms. Rivers shall be entitled to receive the sum of (a) two and one-half (2.5) times the sum of her base salary in effect on the date of termination plus the greater of the target bonus for the current fiscal year and the actual annual bonus paid during the prior fiscal year and (b) a prorated annual bonus for the current fiscal year, which shall be payable in equal installments over a thirty (30) month period in accordance with the Company’s regular payroll practices and subject to all customary withholding and deductions (“CEO Severance”). In addition, the Company will pay COBRA premiums for Ms. Rivers (and her dependents) until the earlier of (i) the thirty (30) month anniversary of her termination date; and (ii) the date on which she either receives or becomes eligible to receive substantially similar coverage from another employer. In addition, all of Ms. Rivers’ unvested equity awards shall immediately vest; provided that any equity award that is still subject to performance based vesting at the time of such termination will only vest when and to the extent the Compensation Committee certifies that the performance goals are actually met and the Company will also provide Ms. Rivers twelve (12) months of outplacement support.

If the Company terminates Ms. Rivers’ employment without Cause or she terminates her employment for Good Reason within twenty-four (24) months following a Change of Control (as defined in the CEO Employment Agreement), then Ms. Rivers shall receive the same severance described above, except that (i) the CEO Severance shall be equal to the sum of (x) three (3) times the sum of the base salary in effect on the date of termination plus the greater of the target bonus for the current fiscal year and the actual annual bonus paid during the prior fiscal year and (y) a prorated annual bonus for the current fiscal year, and shall be payable as a lump sum (rather than installments) on the Company’s first regular payroll date following the delivery of the general release of claims and conclusion of the revocation period and (ii) the COBRA continuation coverage shall be for a period of three (3) years.

Agreements with Mr. D’Amico and Mr. Powers

On September 29, 2021, we entered into Executive Employment Agreements with Alex D’Amico, our Chief Financial Officer, and Eric Powers, our Chief Legal Officer (each, an “NEO Employment Agreement”). Pursuant to their respective NEO Employment Agreements, Mr. D’Amico and Mr. Powers will paid an annual base salary of $400,000 and $350,000, respectively, and will be eligible for an annual bonus targeted at 80% and 70%, respectively, of base salary based on the achievement of certain Company and individual performance goals to be established by the Compensation Committee. Upon achievement of superior performance with respect to such performance goals, Mr. D’Amico and Mr. Powers will be eligible to receive a bonus equal to 160% and 140%, respectively, of base salary.

Each of Mr. D’Amico and Mr. Powers will also be eligible to receive certain severance benefits in connection with a termination of his employment by the Company without Cause or by him for Good Reason (as defined in the NEO Employment Agreement), subject to execution of a general release of claims. If such termination occurs, Mr. D’Amico or Mr. Powers, as applicable, shall be entitled to receive the sum of (a) two (2) times the sum of his base salary in effect on the date of termination plus the greater of the target bonus for the current fiscal year and the actual annual bonus paid during the prior fiscal year and (b) a prorated annual bonus for the current fiscal year, which shall be payable in equal installments over a twenty-four (24) month period in accordance with the Company’s regular payroll practices and subject to all customary withholding and deductions (“NEO Severance”). In addition, the Company will pay COBRA premiums for Mr. D’Amico or Mr. Powers (and their dependents), as applicable, until the earlier of (i) the twenty-four (24) month anniversary of his termination date; and (ii) the date on which he either receives or becomes eligible to receive substantially similar coverage from another employer. Finally, all of Mr. D’Amico’s or Mr. Powers’, as applicable, unvested equity awards shall immediately vest; provided that any equity award that is still subject to performance based vesting at the time of such termination will only vest when and to the extent the Compensation Committee certifies that the performance goals are actually met.

If the Company terminates either Mr. D’Amico’s or Mr. Powers’ employment without Cause or either terminates his employment for Good Reason within twenty-four (24) months following a Change of Control (as defined in the Non-CEO Employment Agreement), then he shall receive the same severance described above, except that (i) the NEO Severance shall be equal to the sum of (I) two and 1/2 (2.5) times the sum of the base salary in effect on the date of termination plus the greater of the target bonus for the current fiscal year and the actual annual bonus paid during the prior fiscal year and (II) a prorated annual bonus for the current fiscal year, and shall be payable as a lump sum (rather than installments) on the Company’s first regular payroll date following the delivery of the general release of claims and conclusion of the revocation period and (ii) the COBRA continuation coverage shall be for a period of twenty-four (24) months.

Equity Compensation Plans

The 2021 Plan was adopted at the June 2021 annual meeting of shareholders. The 2021 Plan to reserves 4,000,000 shares of Subordinate Voting Shares for issuance thereunder and replaced the Prior Plan. Any awards previously granted under the Prior Plan, including equity awards granted in the first quarter of 2021 for performance in 2020, will remain subject to the terms of the Prior Plan. No further grants of awards shall be made under the Prior Plan. The 2021 Plan allows us to maintain equity awards as an important component of our compensation program and to continue to align the interests of our employees, officers, and non-employee directors with those of our shareholders. The material terms of the 2021 Plan are described below.

Administration. The 2021 Plan will be administered by the Compensation Committee. The Compensation Committee may, among other things, select eligible individuals to receive awards, determine award types and terms and conditions of awards, and interpret the 2021 Plan’s provisions. The full Board selects the Compensation Committee members. The Compensation Committee has the authority to delegate to one or more of its members or to one or more officers its administrative duties under the 2021 Plan to the extent permitted by applicable law.

Eligibility. Awards may be made under the 2021 Plan to employees, non-employee directors, consultants, advisors and other independent contractors (who are natural persons) of the Company and its subsidiaries. Upon shareholder approval, all of the employees, non-employee directors and other service providers of the Company and its subsidiaries would be eligible to be selected by the Compensation Committee as grantees of awards under the 2021 Plan. As of December 31, 2020, the Company and its subsidiaries employed approximately 5,000 employees and had seven non-employee directors.

Amendment or Termination of the 2021 Plan. The board of directors may terminate the 2021 Plan at any time for any reason. The 2021 Plan is scheduled to terminate ten years after its effective date. The board of directors may also amend the 2021 Plan. Amendments are to be submitted to shareholders for approval to the extent required by applicable laws, rules or regulations. Generally, no award of options or stock appreciation rights may be repriced, replaced or re-granted through cancellation without the approval of shareholders. In addition, except under limited circumstances (such as to comply with applicable law), without the written consent of the holder, no amendment or termination of the 2021 Plan may materially and adversely modify the holder’s rights under the terms and conditions of an outstanding award.

Authorized Shares Available for Awards Under the 2021 Plan. The 2021 Plan authorizes the grant of awards with respect to an aggregate of 4,000,000 Subordinate Voting Shares, all of which may be issued pursuant to “incentive stock options” described below. In addition, any Subordinate Voting Shares subject to an award under the 2021 Plan that expires, terminates or is forfeited pursuant to the terms of the 2021 Plan, is settled in cash in lieu of shares, or is exchanged for an award not involving shares, will again be available for award under the 2021 Plan. The 2021 Plan permits “liberal share recycling”, which means that we may add back to the 2021 Plan’s share reserve any Subordinate Voting Shares (i) tendered or withheld to pay the exercise price of a stock option, (ii) tendered or withheld to pay withholding tax, (iii) that are not issued in connection with a stock-settled stock appreciation right, or (iv) repurchased on the open market with proceeds from the exercise of a stock option. If an award provides a range of potential share payouts, the 2021 Plan’s share reserve will be reduced by the maximum number of Subordinate Voting Shares that may be paid under such an award. Any Subordinate Voting Shares subject to an award that is granted upon the assumption or in substitution of any outstanding awards of an acquired company will not be counted against the 2021 Plan’s share reserve.

Options. The 2021 Plan permits the granting of stock options. Each stock option grant provides the option holder with the right to purchase a specified number of Subordinate Voting Shares at a fixed exercise price. These stock options may be intended to qualify as incentive stock options under the Internal Revenue Code, or may be issued as non-qualifying stock options.

The exercise price of a stock option must equal or exceed 100% of the fair market value of our Subordinate Voting Shares on the grant date. The fair market value is generally determined as the closing price of the Subordinate Voting Shares on the date of grant. An exception to this requirement is made for options that we grant in substitution for options held by employees of companies that we acquire. In that case, the exercise price may be appropriately adjusted to preserve the economic value of those employees’ stock options from his or her prior employer. In the case of a shareholder who would become a 10% shareholder immediately after the receipt of an incentive stock option, the exercise price of such incentive stock option may not be less than 110% of the fair market value of our Subordinate Voting Shares on the grant date and the expiration of such stock option may not be later than 5 years.

The Compensation Committee determines the term of stock options at the time of grant, which term may not exceed ten years from the grant date. The Compensation Committee also determines at what time or times each option may be exercised.

Upon exercise, optionees may satisfy their exercise price obligation by any method approved by the Compensation Committee, including by cash or its equivalent, by tendering Subordinate Voting Shares, by means of a broker-assisted cashless exercise, or by withholding of shares otherwise issuable upon exercise of the option that have an aggregate fair market value equal to the exercise price.

Stock Appreciation Rights. The 2021 Plan permits the granting of stock appreciation rights. A stock appreciation right entitles the grantee to receive, upon exercise thereof, an amount equal to (i) the excess of the fair market value of one Subordinate Voting Share on the date of exercise over the applicable grant price, multiplied by (ii) the number of Subordinate Voting Shares with respect to which the stock appreciation right is being exercised, and such amount may be paid in cash, shares or a combination thereof as provided under the applicable award agreement. The grant price of a stock appreciation right must equal or exceed 100% of the fair market value of our Subordinate Voting Shares on the grant date. The fair market value is generally determined as the closing price of the Subordinate Voting Shares on the date of grant. An exception to this requirement is made for stock appreciation rights that we grant in substitution for stock appreciation rights held by employees of companies that we acquire. In that case, the grant price may be appropriately adjusted to preserve the economic value of those employees’ stock appreciation rights from his or her prior employer.

The Compensation Committee determines the term of a stock appreciation right at the time of grant, which term may not exceed ten years from the grant date. The Compensation Committee also determines at what time or times each stock appreciation right may be exercised. The holders have no voting rights with respect to the stock appreciation rights (or the shares subject thereto) prior to the issuance of shares upon exercise of the stock appreciation rights.

Restricted Stock. The 2021 Plan permits the granting of restricted stock upon such terms as the Compensation Committee may establish. The participants may be required to pay a purchase price for each share of restricted stock granted. The award agreement will specify the period of restriction, vesting conditions and voting rights as the Compensation Committee determines. The award agreement will also specify the terms of any right to dividends declared on the restricted shares, subject to the same vesting conditions as applicable to the underlying award, as determined by the Compensation Committee.

Restricted Stock Units. The 2021 Plan permits the granting of restricted stock units upon such terms as the Compensation Committee may establish. Each restricted stock unit represents a promise to deliver a single Subordinate Voting Share of the Company (or the value thereof) based upon the completion of service over the applicable restriction period. The award agreement will specify the period of restriction and vesting conditions as the Compensation Committee determines. Any vested restricted stock units will be settled in the form of shares, cash or a combination thereof as provided in the applicable award agreement. The holders have no voting rights with respect to the restricted stock units (or the shares subject thereto) prior to the issuance of shares in settlement of the restricted stock units.

Performance Shares. The 2021 Plan permits the granting of performance shares upon such terms as the Compensation Committee may establish. The participants may be required to pay a purchase price for each performance share granted. The award agreement will specify the applicable performance goals, performance period and voting rights as the Compensation Committee determines.

Performance Share Units. The 2021 Plan permits the granting of performance share units upon such terms as the Compensation Committee may establish. Each performance share unit represents a promise to deliver a single Subordinate Voting Share of the Company (or the value thereof) based upon the achievement of certain performance goals over the applicable performance period, as specified in the applicable award agreement. The Compensation Committee will determine the applicable performance goals and performance period for each award of performance share units. Any earned performance share units will be settled in the form of shares, cash or a combination thereof as provided in the applicable award agreement. The holders have no voting rights with respect to the performance share units (or the shares subject thereto) prior to the issuance of shares in settlement of the performance share units.

Performance Units. The 2021 Plan permits the granting of performance units upon such terms as the Compensation Committee may establish. Each performance unit has an initial notional value equal to a dollar amount determined by the Compensation Committee. The Compensation Committee will also determine the applicable performance goals and performance period. Any earned performance units will be settled in the form of shares, cash or a combination thereof as provided in the applicable award agreement.

Other Awards. The Committee may grant other stock-based awards and cash-based awards, subject to the terms and conditions as the Compensation Committee determines are appropriate, which may include, without limitation, the grant of deferred shares, shares or cash based on attainment of performance or other goals established by the Committee, or shares in lieu of cash under other incentive or bonus programs, or dividend equivalents based on the dividends actually declared and paid on outstanding shares (subject to the same vesting conditions as applicable to the underlying award). These other awards may be subject to such terms and conditions as the Committee establishes.

Limit on Awards to Non-Employee Directors. The maximum aggregate value of equity and cash-based awards granted to any non-employee director during any calendar year shall not exceed $750,000.

Effect of Termination of Service. Each award agreement evidencing an award granted under the 2021 Plan will provide, as determined by the Compensation Committee, the extent to which a participant will forfeit (or vest in) any portion of such award as a result of a termination of service, and with respect to a stock option or a stock appreciation right, the extent to which the participant may have the right to exercise such award following a termination of service. Without limiting the foregoing, if an employee incurs an involuntary termination of employment for cause, then such employee will forfeit any of the employee’s (i) outstanding and unexercised options and stock appreciation rights, (ii) outstanding and unvested restricted stock and performance shares and (iii) outstanding and unsettled restricted stock units, performance share units, performance units and other cash-based or stock-based awards.

Effect of Certain Corporate Transactions. The 2021 Plan provides that, upon a Change in Control (as defined in the 2021 Plan), the outstanding awards will vest and be settled (as described below) or as otherwise provided in the award agreement, unless such awards are assumed by the surviving entity or otherwise equitably converted or substituted in connection with the Change in Control.

The 2021 Plan provides that all outstanding awards will become vested (with any and all performance conditions deemed satisfied as if target performance was achieved), and will be exercisable or settled, as applicable, generally within 30 days following a Change in Control; provided that the Compensation Committee may elect to cancel any outstanding awards that are stock options or stock appreciation rights in exchange for a cash payment equal to the excess, if any, of (i) the per-share consideration received by shareholders in a Change in Control (or the fair market value of a share as of immediately prior to a Change in Control) over (ii) the exercise price or grant price, as applicable, of such award, multiplied by the number of shares subject to such award.

Any outstanding awards granted under the 2021 Plan that are assumed by the surviving entity in a Change in Control or otherwise equitably converted or substituted in connection with a Change in Control and which satisfy the conditions for a “Replacement Award” (as defined in the 2021 Plan) will not be subject to the provisions described in the immediately preceding paragraph. Instead, any such Replacement Award will not become vested and exercisable (or settled, as applicable) until and unless the holder of such Replacement Award incurs an involuntary termination of service (other than for cause) following the Change in Control.

Adjustments for Stock Splits, Stock Dividends and Similar Events. The 2021 Plan provides that, in the event of any equity restructuring (within the meaning of FASB Accounting Standards Codification 718), such as a stock dividend, stock split, spin-off, rights offering or recapitalization through an extraordinary dividend, the Compensation Committee shall cause an equitable adjustment to be made (i) in the number and kind of shares that may be delivered under the plan, (ii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, (iii) with respect to outstanding awards, to the exercise price or the grant price of shares subject to outstanding awards, and (iv) any other value determinations applicable to any outstanding awards.

In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the Compensation Committee may, in its sole discretion, cause an equitable adjustment as described above to be made to prevent dilution or enlargement of rights.

In the event of any changes in corporate structure as described above, the Compensation Committee may also make other adjustments in the terms of any awards as it deems appropriate, including, without limitation, (i) modifications of performance goals and/or performance periods, (ii) substitution of other property of equivalent value for shares available under the 2021 Plan or shares covered by outstanding awards, and (iii) in connection with a sale of our subsidiary, the assumption, or replacement with new awards, of outstanding awards by such subsidiary or an entity that controls such subsidiary following the sale.

In addition, the Compensation Committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Compensation Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan.

Nontransferability. Unless otherwise determined by the Compensation Committee, awards may not be assigned or transferred by a participant except by will or by the laws of descent and distribution, and any incentive stock option is exercisable during a participant’s lifetime only by the participant.

Forfeiture and Recoupment. Awards granted under the 2021 Plan are subject to potential forfeiture to or recoupment by the Company as provided in the 2021 Plan.

CERTAIN RELATIONSHIPS AND RELATED-PERSON TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management—Director Compensation” and “Executive Compensation,” below we describe transactions since January 1, 2019 to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers, or beneficial holders of more than five percent of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Related Party Loans

During the years ended December 31, 2016, 2017, 2018 and 2019, we entered into various promissory notes and lines of credit with C2C and other entities controlled by Benjamin Atkins, a former director and shareholder of Trulieve, to finance the buildout of various dispensary locations. Each promissory note and line of credit bears 8% annual interest and, depending on the amount, matures between one to three years from initial issuance or drawdown. Pursuant to the terms of the promissory notes and lines of credit, we have paid aggregate principal of $221,633, $1,541,134, $1,520,079, $940,828 and $11,562 and interest of $231,144, $717,924, $680,812, $393,275 and $359,999 during the years ended December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020 and the nine months ended September 30, 2021, respectively. The largest aggregate principal amount outstanding since January 1, 2017 for the promissory notes and lines of credit with C2C and all other entities controlled by Mr. Atkins, including Clearwater GPC (discussed below), is $12,569,363. As of September 30, 2021, the aggregate outstanding principal amount under the promissory notes with Mr. Atkins was $4,000,000, which consists of $4,000,000 of principal remaining under promissory notes issued to Mr. Atkins that mature between April and July 2022. On February 28, 2021, $11,562 of principal remaining under a promissory note issued to Venice Property Group, LLC, an entity controlled by Mr. Atkins, was repaid. All lines of credit previously outstanding have been drawn and have either matured or been repaid, and no such lines of credit remain outstanding. On November 11, 2021, the aggregate outstanding principal amount under the promissory notes with Mr. Atkins were repaid in full.

In September 2017, Trulieve US issued a $1,300,000 promissory note to a shareholder of the Company, or the Beshears Note. The Beshears Note bears interest at an annual rate of 12%. The Beshears Note, would have matured in January 2018, but was rolled into a subsequent financing and exchanged for the Clearwater GPC, Traunch Four and Rivers Notes (discussed below).

In November 2017, Trulieve US issued a $1,844,596 promissory note to Inkbridge, LLC, the Inkbridge Note, an entity controlled by Kim Rivers, our Chief Executive Officer. The Inkbridge Note bears interest at an annual rate of 12% and would have matured in November 2019, but it was rolled into a subsequent financing and exchanged for the Clearwater GPC, Traunch Four and Rivers Notes (discussed below).

In April 2018, we borrowed an original principal amount of $6,000,000 from Clearwater GPC, an entity controlled by Mr. Atkins, evidenced by an unsecured promissory note. The maturity date of the note was April 2, 2020 with interest accruing at 12% per annum. We were required to make monthly interest payments to the lender and all outstanding principal and any unpaid accrued interest was due and payable in full on maturity. The note was paid in full in connection with the Transaction in September 2018. During the term of the note, we made interest payments in the aggregate amount of $357,616.

In May 2018, we borrowed an aggregate original principal amount of $12,000,000 evidenced by two unsecured promissory notes, which we refer to as the Traunch Four Note and the Rivers Note and collectively as the Notes. The Traunch Four Note has an original principal amount of $6,000,000 and was issued to Traunch Four, LLC, an entity whose direct and indirect owners include Kim Rivers, our Chief Executive Officer and Chair of the Board, as well as Thad Beshears, Richard May, George Hackney, all of whom are directors of Trulieve, and certain of Richard May’s family members. The Rivers Note has an original principal amount of $6,000,000 and was issued to Kim Rivers. Each Note originally matured on May 24, 2020 and accrues interest at a 12% per annum. Each Note was amended in December 2019 to extend its maturity date one year to May 24, 2021 and then was further amended in May 2021 to extend its maturity date to May 24, 2022, and all other terms remain unchanged. As of September 30, 2021, an aggregate principal amount of $6,000,000 remained outstanding under the Traunch Four Note and an aggregate principal amount of $6,000,000 remained outstanding under the Rivers Note. We made interest payments in the aggregate amount of $2,460,000 and $2,460,000 under the Traunch Four Note and the Rivers Note, respectively. On November 11, 2021, the Traunch Four Note and the Rivers Note were repaid in full.

Burnette Construction

J.T. Burnette, the spouse of Kim Rivers, our Chief Executive Officer and Chair of the board of directors, is a 10% owner of Burnette Construction, or Supplier, that provides construction and related services to us. The Supplier is responsible for the construction of our cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the facility located in Holyoke, Massachusetts, the Company paid $2,645,283 as of December 31, 2019, $34,329,106 as of December 31, 2020 and $6,618,457 as of September 30, 2021. For the facilities located in Florida, the Company paid $37,273,470 as of December 31, 2019, $43,250,370 as of December 31, 2020 and $102,197,518 as of September 30, 2021. For the facility located in Lesage, West Virginia, the Company paid $10,745,930 as of September 30, 2021. The use of the Supplier was reviewed and approved by the independent members of the board of directors, and all invoices are reviewed by our Chief Legal Officer.

Leases with Related Parties

We lease a cultivation facility in Quincy, Florida from One More Wish, LLC, which is an entity that is directly or indirectly owned by Kim Rivers, our Chief Executive Officer and Chair of the board of directors, George Hackney, a member of our board of directors, and Richard May, a member of our board of directors. Pursuant to the terms of the lease, we have paid aggregate rent of $3,870, $15,485, $15,480 and $12,247 for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 and for the nine months ended September 30, 2021, respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for this lease is $153,736.

We lease a corporate office facility in Tallahassee, Florida from One More Wish II, LLC, which is an entity that is directly or indirectly owned by Kim Rivers, our Chief Executive Officer and Chair of the board of directors, George Hackney, a member of our board of directors, and Richard May, a member of our board of directors. Pursuant to the terms of the lease, we have paid aggregate rent of $55,088, $165,297, $168,929 and $119,167 for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 and for the nine months ended September 30, 2021, respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for this lease is $1,646,354.

We lease retail, cultivation, office and training facilities from the following real estate holding companies that are managed and controlled by Mr. Atkins: 1730 Calumet RE Holding, LLC, Beach Office Holdings, LLC, Bradenton 14 RE Holding, LLC, Broward RE Holdings, LLC, Dania RE, LLC, Gainesville 6th Street RE, LLC, HWY 19 RE Group II, LLC, HWY 19 RE Group, LLC, Miami RE Holding Group of CLW, LLC, North Orange Blossom Orlando RE Holding, LLC, Oviedo Executive RE LLC, Palm Coast RE, LLC, PS Prop CO Holdings, RE Beach Jax, LLC, Real Estate Holding Group NPR, LLC, SP 4th RE Holding, LLC, Tall RE Development LLC, TPA Real Estate 8701 NDM, LLC, Venice Property Group, LLC and Vero FL Commerce RE, LLC. Pursuant to the terms of these leases, we have paid aggregate rent of $553,368, $1,980,092, $3,094,617, $3,299,026 and $2,193,894 for the years ended December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020 and for the nine months ended September 30, 2021, respectively. The total aggregate amount of periodic payments and installments due on or after January 1, 2019 for these leases is $21,798,127. In August 2021, Mr. Atkins sold the properties associated with the following real estate holding companies: Beach Office Holdings, LLC, Dania RE, LLC, Gainesville 6th Street RE, LLC, Miami RE Holding Group of CLW, LLC, Oviedo Executive RE, LLC, Palm Coast RE, LLC, RE Beach Jax, LLC, Tall RE Development, LLC, Venice Property Group, LLC, and Vero FL Commerce RE, LLC. The total aggregate amount of periodic payments and installments due on or after September 30, 2021 for the remaining related party leases with Mr. Atkins is $7,919,051.

Harvest of Ohio LLC

As previously disclosed by Harvest, Harvest issued two secured promissory notes to Harvest of Ohio LLC, which is owned 49% by Mr. White, our President. The first secured promissory note was issued in February 2020 in the original principal amount of $5.0 million, accrues interest at a rate of 6% per annum due at maturity and will mature on March 21, 2023. The note was subsequently amended to $5.4M on February 10, 2021 and the second secured promissory note was issued in February 2021 in the original principal amount of $3.0 million, accrues interest at a rate of 17% per annum due at maturity and will mature on March 21, 2024.

Executive Officer Compensation

See “Executive Compensation” for additional information regarding compensation of our NEOs.

Employment Agreements

We have entered into employment agreements with certain of our NEOs. For more information regarding these agreements, see “Executive Compensation—Employment Agreements, Severance and Change in Control Arrangements.”

Directors’ and Officers’ Liability Insurance

We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our Company arising out of claims based on acts or omissions in their capacities as directors or officers.

Review, Approval or Ratification of Transactions with Related Parties

Our board of directors has adopted written policies and procedures for the review and approval of any transaction, arrangement or relationship between us and a related party by our Nominating and Corporate Governance Committee. Our board of directors plans to amend these policies and procedures to provide for review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% shareholders, or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person will be required to report the proposed related person transaction to our Chief Legal Officer. The amended policy will call for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The amended policy will permit the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed at least quarterly.

A related person transaction reviewed under the amended policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, we expect board of directors will determine that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of the amended policy:

•

Compensation to an executive officer or director if the compensation is required to be reported in our proxy statement pursuant to Item 402 of Regulation S-K or compensation to an executive officer who is not an immediate family member of another related person, if such compensation would have been required to be reported under Item 402 as compensation earned for services provided to us if the executive was a “named executive officer” in the proxy statement and such compensation has been approved, or recommended to our board of directors for approval, by the compensation committee;

•

Transactions that are in our ordinary course of business and where the interest of the related person arises only (a) from the related person’s position solely as a director of another corporation or organization that is a party to the transaction; (b) from the direct or indirect ownership by such related person and all other related persons, in the aggregate, of less than a 5% equity interest in another person (other than a partnership) which is a party to the transaction; (c) from both such positions described in (a) and such ownership described in (b); or (d) from the related person’s position as a limited partner in a partnership in which the related person and all other related persons, in the aggregate, have an interest of less than 5%, and the related person is not a general partner of and does not otherwise exercise control over the partnership;

•

Transactions that are in our ordinary course of business and where the interest of the related person arises solely from the ownership of a class of our equity securities and all holders of such class of our equity securities will receive the same benefit on a pro rata basis; and

•	Transactions where the rates or charges involved in the transactions are determined by competitive bids.

PRINCIPAL STOCKHOLDERS

The following table provides information regarding the beneficial ownership of our Subordinate Voting Shares and Multiple Voting Shares as of January 3, 2022, by:

•	each person or entity, or group of affiliated persons or entities, known by us to beneficially own more than 5.0% of our Subordinate Voting Shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, any Multiple Voting Shares and Subordinate Voting Shares that a person that are has the right to acquire within 60 days of January 3, 2022 through the exercise of stock options, warrants or other rights are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Each shareholder’s percentage ownership is based on 128,587,173 Subordinate Voting Shares and 519,169.99 Multiple Voting Shares that were issued and outstanding as of January 3, 2022. Except as otherwise indicated, the address of each of the persons in this table is c/o Trulieve Cannabis Corp., 6749 Ben Bostic Road, Quincy, FL 32351.

	Subordinate Voting Shares(1)		Multiple Voting Shares		Total(2)		Voting(3)
Name, Position and Address of Beneficial Owner	Number Beneficially Owned	% of Subordinate Voting Shares Beneficially Owned	Number Beneficially Owned	% of Multiple Voting Shares Beneficially Owned	Number of Shares of Capital Stock Beneficially Owned	% of Total Capital Stock Beneficially Owned	% of Voting Capital Stock Beneficially Owned
Kim Rivers(4)	307,105	*	169,734	32.69%	17,280,505	11.85%	11.85%
Steve White(5)	2,595,590	2.02%	—	—	2,595,590	1.44%	1.44%
Alex D’Amico	143,255	*	—	—	143,255	*	*
Eric Powers	92,231	*	—	—	92,231	*	*
Timothy Morey	92,165	*	—	—	92,165	*	*
Kyle Landrum	94,178	*	86.68	*	102,846	*	*
Rebecca Young	6,486	*	—	—	6,486	*	*
Giannella Alvarez	4,396	*	—	—	4,396	*	*
Thad Beshears(6)	2,457,142	1.91%	120,000	21.25%	14,451,787	10.28%	10.28%
Peter Healy	52,678	*	—	—	52,678	*	*
Richard May	490,123	*	—	—	490,123	*	*
Thomas Millner	54,896	*	—	—	54,896	*	*
Jane Morreau	4,396	*	—	—	4,396	*	*
Susan Thronson(7)	60,668	*	—	—	60,668	*	*
All directors and executive officers as a group	6,455,309	4.98%	289,820.68	55.82%	35,437,377	22.36%	22.36%
Shade Leaf Holding, LLC(8)	—	—	98,152	18.91%	9,815,200	7.09%	7.09%
Telogia Pharm, LLC(9)	—	—	101,333	19.52%	10,133,300	7.30%	7.30%

*	Indicates percentage of less than 1.0%

(1)	Includes Subordinate Voting Shares subject to stock options that are or become exercisable within 60 days of January 3, 2022 as follows:

Stock Options
Kim Rivers	225,626
Steve White	219,374
Alex D’Amico	140,435
Eric Powers	92,231
Timothy Morey	92,165
Kyle Landrum	94,178
Rebecca Young	6,486
Giannella Alvarez	4,396
Thad Beshears	42,142
Peter Healy	52,678
Richard May	42,142
Thomas Millner	54,986
Jane Morreau	4,396
Susan Thronson	54,986

(2)	Total share values are on an as-converted basis. Multiple Voting Shares covert into Subordinate Voting Shares on a one-for-one hundred basis.
(3)

The voting percentages differ from the beneficial ownership percentages because Trulieve’s securities have different voting rights. Holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share can be converted (100 votes per Multiple Voting Share).

(4)

Includes 9,867 Multiple Voting Shares held by Traunch IV LLC over which Ms. Rivers may be deemed to exercise voting and investment control. Ms. Rivers disclaims beneficial ownership of the shares of capital stock held by Traunch IV LLC, except to the extent of her pecuniary interest therein. Excludes 2,285,178 Subordinate Voting Shares underlying outstanding vested restricted stock units, or RSUs, held by Ms. Rivers that will be issued upon settlement within 60 days of September 15, 2024.

(5)

Includes 1,027,093 Subordinate Voting Shares held by SLAR Investments LLC and 1,349,123 Subordinate Voting Shares held by Razor Investments LLC over which Mr. White may be deemed to exercise voting and investment control. Mr. White disclaims beneficial ownership of the shares of capital stock held by Slar Investments LLC and Razor Investments LLC except to the extent of his pecuniary interest therein.

(6)

Includes Multiple Voting Shares held by The Beshears 2020 Trust DTD 07/07/2020 over which Mr. Beshears may be deemed to exercise voting and investment control. Mr. Beshears disclaims beneficial ownership of the shares of capital stock held by The Beshears 2020 Trust DTD 07/07/2020, except to the extent of his pecuniary interest therein.

(7)

Includes 4,597 Subordinate Voting Shares held by THRONSON FAMILY TRUST UA JUL 21, 2014 over which Ms. Thronson, as a trustee, may be deemed to exercise voting and investment control. Ms. Thronson disclaims beneficial ownership of the shares of capital stock held by THRONSON FAMILY TRUST UA JUL 21, 2014, except to the extent of her pecuniary interest therein.

(8)

William G Jones is the manager of Shade Leaf Holding LLC and he has voting and investment power over the shares of capital stock held by such entity. William G Jones disclaims beneficial ownership of the shares of capital stock held by Shade Leaf Holding LLC, except to the extent of his pecuniary interest therein. William G Jones is located in Tallahassee, Florida. Richard May, a director of the Company, has a pecuniary interest in the shares of capital stock held by Shade Leaf Holding LLC.

(9)

William G Jones is the manager of Telogia Pharm LLC and he has voting and investment power over the shares of capital stock held by such entity. William G Jones disclaims beneficial ownership of the shares of capital stock held by Telogia Pharm, LLC, except to the extent of his pecuniary interest therein. William G Jones is located in Tallahassee, Florida. George Hackney, Sr., a director of the Company, has a pecuniary interest in the shares of capital stock held by Telogia Pharm LLC.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. All of our outstanding Super Voting Shares automatically converted into Multiple Voting Shares on March 21, 2021 and, following that conversion, we may not issue additional Super Voting Shares. The outstanding capital stock as of January 3, 2022 consists of: (i) 128,587,173 Subordinate Voting Shares and (ii) 519,169.99 Multiple Voting Shares. In addition, as of January 3, 2022, there were outstanding warrants to purchase an aggregate of 3,637,676 Subordinate Voting Shares and outstanding options to purchase an aggregate of 3,052,547 Subordinate Voting Shares. The following summary description of our capital shares is based on the provisions of our Articles. This information is qualified entirely by reference to the applicable provisions of our Articles. For information on how to obtain copies of our Notice of Articles and Articles, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find More Information.”

Subordinate Voting Shares

Voting Rights. Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, we may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Subordinate Voting Shares. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Subordinate Voting Shares consist of the following special rights and restrictions included in Article 27 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Subordinate Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Subdivision or Consolidation.

Dividends. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or our property. No dividend will be declared or paid on the Subordinate Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

Liquidation, Dissolution or Winding-Up. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares ranking in priority to the Subordinate Voting Shares, entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis), Subordinate Voting Shares and Super Voting Shares (on an as-converted to Subordinate Voting Share basis).

Rights to Subscribe; Pre-Emptive Rights. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Super Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

Super Voting Shares

We have no Super Voting Shares outstanding. All of our outstanding Super Voting Shares automatically converted into Multiple Voting Shares on March 21, 2021 and, following that conversion, we may not issue additional Super Voting Shares.

Multiple Voting Shares

Voting Rights. Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (100 votes per Multiple Voting Share based on the current Conversion Ratio).

Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, we may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Multiple Voting Shares. In connection with the exercise of the voting rights relating to any proposed alteration of rights, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Multiple Voting Shares consist of the following special rights and restrictions included in Article 29 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Multiple Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Conversion.

Dividends. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend may be declared or paid on the Multiple Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of Trulieve, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, holders of Multiple Voting Shares, subject to the prior rights of the holders of any shares ranking in priority to the Multiple Voting Shares, are entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

Rights to Subscribe; Pre-Emptive Rights. Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

Conversion. Subject to the Conversion Restrictions described below, holders of Multiple Voting Shares Holders have the following conversion rights:

(i)

Right to Convert. Each Multiple Voting Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for Multiple Voting Shares is 100 Subordinate Voting Shares for each Multiple Voting Share, subject to adjustment as described below.

(ii)

Conversion Limitations. The Company is to use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Exchange Act. Accordingly, the Company shall not affect any conversion of Multiple Voting Shares, and holders of Multiple Voting Shares may not convert any portion of the Multiple Voting Shares to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents would exceed 40% (the “40% Threshold”) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”); provided the board of directors may, by resolution, increase the 40% Threshold to an amount not to exceed 50%. We previously ceased to qualify as a foreign private issuer when the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents exceeded 50% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding. Because the 40% Threshold has been exceeded and the Company ceased to qualify as a foreign private issuer, the Company’s board of directors adopted a resolution in June 2020 permitting Multiple Voting Shares to convert into Subordinate Voting Shares at the election of each holder of Multiple Voting Shares.

(iii)

Mandatory Conversion. We may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A)

the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended;

(B)	the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

(C)

the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the CSE or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission).

Because we are not registering for resale the Subordinate Voting Shares issuable upon conversion of all of the Multiple Voting Shares, we do not currently plan to require each holder of Multiple Voting Shares to convert their Multiple Voting Shares into Subordinate Voting Shares. Following any mandatory conversion of the Multiple Voting Shares, there will be a substantial increase in the number of outstanding Subordinated Voting Shares, which will result in dilution to existing holders of our Subordinated Voting Shares.

(iv)

Anti-Dilution. The Multiple Voting Shares are subject to standard anti-dilution adjustments in the event the Company declares a distribution to holders of Subordinate Voting Shares, effects a recapitalization of the Subordinate Voting Shares, issues Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares, or subdivides or consolidates the outstanding Subordinate Voting Shares. In the event such an anti-dilution adjustment occurs, it shall be effected by adjusting the Conversion Ratio applicable to the Multiple Voting Shares at such time. As a result, holders of Multiple Voting Shares shall be entitled to (i) a proportionate share of any distribution as though they were holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for determination of the holders of Subordinate Voting Shares entitled to receive such distribution and (ii) receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled in connection with a recapitalization or stock split.

(v)

No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any share or shares of Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share.

Note Warrants

We issued warrants to purchase an aggregate of 1,470,000 Subordinate Voting Shares, which we refer to as the June Warrants, on June 18, 2019 and warrants to purchase an aggregate of 1,560,000 Subordinate Voting Shares, which we refer to as the November Warrants and together with the June Warrants as the Note Warrants, on November 7, 2019. The November Warrants form of single class with, trade under the same CUSIP number as, and have the same terms as the June Warrants. The Note Warrants are governed by a warrant indenture dated June 18, 2019, as supplemented pursuant to a supplement dated November 7, 2019, and which we refer to, as so supplemented, as the Warrant Indenture,) between us and Odyssey Trust Company, or the Warrant Agent, as warrant agent thereunder. Each Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of C$17.25 per share at any time prior to 5:00 p.m. (Vancouver time) on June 18, 2022, subject to adjustment in certain events.

The Warrant Indenture provides that the share ratio and exercise price of the Note Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Subordinate Voting Shares. The Warrant Indenture also provides that if there is (a) a reclassification or change of the Subordinate Voting Shares, (b) any consolidation, amalgamation, arrangement or other business combination resulting in any reclassification, or change of the Subordinate Voting Shares into other shares, or (c) any sale, lease, exchange or transfer our assets as an entity or substantially as an entirety to another entity, then each Warrantholder which is thereafter exercised shall receive, in lieu of Subordinate Voting Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Note Warrants prior to the event. No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Note Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be.

No fractional Subordinate Voting Shares will be issuable upon the exercise of any Note Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Warrantholders do not have any voting or pre-emptive rights or any other rights which a holder of Subordinate Voting Shares would have.

The Warrant Indenture provides that, from time to time, we may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the Warrantholder at which there are Warrantholders present in person or represented by proxy representing of at least 10% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Note Warrants.

Registration Rights

In connection with the closing of our acquisition of PurePenn on November 12, 2020, we entered into registration rights agreements with certain of our Selling Shareholders pursuant to which we agreed to register for resale the Subordinate Voting Shares issued to such Selling Shareholders at the closing of the acquisition. All of the Subordinate Voting Shares covered under the PurePenn agreements (other than any Subordinate Voting Shares issuable upon achievement of the earnouts, if any) have been included in this registration statement. We paid the expenses incurred in connection with the filing of this registration statement.

In connection with our acquisition of certain assets from each of Patient Centric of Martha’s Vineyard Ltd., or PCMV, and Nature’s Remedy of Massachusetts, Inc., or Nature’s Remedy, we agreed to register the Subordinate Voting Shares issued to PCMV and Nature’s Remedy at the closing of the acquisitions. We expect the file one or more resale registration statements to register the Subordinate Voting Shares to be issued to PCMV and Nature’s Remedy. In each case, we will bear the expenses incurred in connection with the filing of any such registration statement.

In connection with the closing of our acquisition of Anna Holdings LLC, which does business as Keystone Shops, on July 7, 2021, we entered into a registration rights agreement pursuant to which we agreed to register for resale the Subordinate Voting Shares issued to the sellers of Keystone Shops. We expect the file one or more resale registration statements to register the Subordinate Voting Shares issued to the sellers of Keystone Shops and we will bear the expenses incurred in connection with the filing of any such registration statement.

Lock-up Agreements

In connection with the closing of our acquisitions of PurePenn and Solevo Wellness on November 12, 2020, we entered into lock-up agreements with the Selling Shareholders who participated in those transactions. Such lock-up agreements restrict the sale of the Subordinate Voting Shares that we issued in connection with the closing of such acquisitions by those parties for periods of six, twelve and eighteen months, in each case with respect to one third of the Subordinate Voting Shares issued to the Selling Shareholders.

Provisions of British Columbia Law Governing Business Combinations

All provinces of Canada have adopted National Instrument 62-104 entitled “Take-Over Bids and Issuer Bids” and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally, or NI 62-104. The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 entitled “Take-Over Bids and Issuer Bids,” or the National Policy, which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the “Bid Regime.” The National Policy does not have the force of law, but is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

A “take-over bid” or “bid” is an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or to any securityholder of an offeree issuer whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the securities “beneficially owned” by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. For the purposes of the Bid Regime, a security is deemed to be “beneficially owned” by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions. Offerors are also subject to early warning requirements, where an offeror who acquires “beneficial ownership of”, or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a target that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly publicly issue and file a news release containing certain prescribed information, and, within two business days, file an early warning report containing substantially the same information as is contained in the news release.

In addition, where an offeror is required to file an early warning report or a further report as described and the offeror acquires or disposes of beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. Any material change in a previously filed early warning report also triggers the issuance and filing of a new press release and early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror may not acquire or offer to acquire beneficial ownership of any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that comprise 20% of more of the outstanding securities of the class.

Related party transactions, issuer bids and insider bids are subject to additional regulation that may differ depending on the particular jurisdiction of Canada in which it occurs.

The transfer agent and registrar of the Company’s Subordinate Voting Shares is Odyssey Trust Company located at 835 - 409 Granville Street Vancouver BC V6C 1T2, Canada. Odyssey Trust Company also acts as note trustee and warrant agent in respect of the 2024 Notes, as defined under the heading “Description of Certain Indebtedness,” and the Note Warrants, respectively.

Other Important Provisions in our Articles

The following is a summary of certain important provisions of our articles of incorporation. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles. For further information, please refer to the full version of our articles which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Objects and Purposes of the Company

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

General Borrowing Power

Pursuant to our articles, our board of directors may: (i) borrow money in the manner and amount, on the security, from the sources, and on the terms and conditions that our directors consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as our directors consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any other obligation by any other person; and (iv) mortgage, charge, whether by way of a specific or floating charge, rant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Advance Notice Provisions

Pursuant to section 26.1 of our articles 3 relating to the advance notice of nominations of directors, which we refer to as the Advance Notice Provisions, shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of shareholders made in accordance with the provisions of the Business Corporations Act (British Columbia), must provide timely written notice to our Corporate Secretary. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 35 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Advance Notice Provisions also prescribes the proper written form for a shareholder’s notice.

Share Rights

See the discussion in the section of this prospectus entitled “Description of Capital Stock” for a summary of our authorized capital and the rights attached to our super voting shares, multiple voting shares and subordinate voting shares.

Quorum

Under our articles, the quorum for the transaction of business at a meeting of our board of directors is a majority of the number of directors or the minimum number of directors required by our articles of incorporation or by a resolution of the shareholders. Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders entitled to vote at the meeting, who hold in the aggregate, at least 5% of our issued shares entitled to vote at such meeting.

Impediments to Change of Control

Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Ownership and Exchange Controls

Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in our company, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

DESCRIPTION OF CERTAIN INDEBTEDNESS

2024 Notes

We issued US$70,000,000 aggregate principal amount of senior secured notes, which we refer to as the June Notes, on June 18, 2019 and US$60,000,000 aggregate principal amount of senior secured notes, which we refer to as the November Notes, on November 7, 2019. The June Notes and the November Notes, which we refer to collectively as the 2024 Notes, form a single series, trade under the same CUSIP number and have the same terms as to status, redemption or otherwise. The 2024 Notes were issued pursuant to the terms and conditions of the note indenture, or the Note Indenture, dated June 18, 2019, between us and Odyssey Trust Company or the Trustee, as trustee thereunder. The 2024 Notes bear interest at the rate of 9.75% per annum, payable semi-annually, in equal instalments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The 2024 Notes are irrevocably and unconditionally guaranteed by Trulieve US and will mature on June 18, 2024. The 2024 Notes rank senior in right of payment to all of our existing and future Subordinated Indebtedness (as such term is defined in the Note Indenture). The 2024 Notes are subordinated in right of payment only to any Indebtedness that ranks senior to the 2024 Notes by operation of law. The 2024 Notes are secured by a general security interest in our assets (other than the shares of our unrestricted subsidiaries which currently consist of all subsidiaries other than Trulieve US) and a pledge of the shares of our restricted subsidiaries (which currently consists only of Trulieve US). The holders of the 2024 Notes also have a lien over the assets of the restricted subsidiaries (which currently consists only of Trulieve US) in certain instances that will rank pari passu with any future liens, other than certain permitted liens.

At any time and from time to time prior to June 18, 2021, we may redeem all or a part of the 2024 Notes, upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the 2024 Notes redeemed, plus the Applicable Premium and accrued and unpaid interest, if any, as of the applicable date of redemption (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date). The Applicable Premium means, with respect to any 2024 Note on any redemption date, the greater of: (a) 1.0% of the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption; and (b) the excess of: (i) the discounted value at such redemption date of the remaining scheduled payments of the 2024 Note; over (ii) the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption. At any time prior to June 18, 2021, we may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the 2024 Notes upon not less than 15 nor more than 60 days’ notice, at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that: (i) 2024 Notes in an aggregate principal amount equal to at least 65% of the aggregate principal amount of the 2024 Notes issued under the Note Indenture remain outstanding immediately after the occurrence of such redemption (excluding 2024 Notes held by us or our affiliates, and (ii) the redemption occurs within 90 days of the date of the closing of such Equity Offering. An Equity Offering is defined to include (i) a public or private offer and sale of our capital stock (other than (a) capital stock made to any subsidiary, (b) disqualified stock or (c) equity securities issuable under any employee benefit plan) to any person (other than a subsidiary) or (ii) a contribution to our equity capital by any person (other than a subsidiary).

If a Change of Control occurs, we will be required to make an offer to each holder of the 2024 Notes to repurchase all or any part (equal to $1,000 and integral multiples of $1,000 in excess thereof) of that holder’s 2024 Notes pursuant to an offer, which we refer to as a Change of Control Offer. A Change of Control is defined to include the occurrence of one of the following events: (a) the sale, lease, exchange or other transfer of all or substantially all of our and our restricted subsidiaries’ assets, taken as a whole; (b) any person or group of persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of our voting stock; or (c) the adoption of a plan relating to our liquidation or dissolution. No later than 30 days following a Change of Control, we (or a third party in lieu of us) are required to mail to each 2024 Note holder the Change of Control Offer consisting of a notice describing the transaction or transactions that constitute the Change of Control, an offer to repurchase the 2024 Notes on the repurchase date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed, and a description of the procedures that 2024 Note holders must follow in order to tender 2024 Notes (or portions thereof) for payment and to withdraw an election to tender 2024 Notes (or portion thereof) for payment. A Change of Control Offer by us, or by any third party making a Change of Control Offer in lieu of us, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. In the Change of Control Offer, we will offer payment in cash equal to not less than 101% of the aggregate principal amount of 2024 Notes repurchased plus accrued and unpaid interest to the date of repurchase, which date will be no earlier than the date of such Change of Control. If holders of not less than 90% in aggregate principal amount of the outstanding 2024 Notes validly tender and do not withdraw such 2024 Notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, purchases all of the 2024 Notes validly tendered and not withdrawn by such holders, we or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days’ prior notice, to redeem or purchase, as applicable, all 2024 Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the date of redemption.

2026 Notes

We issued US$350,000,000 aggregate principal amount of senior secured notes on October 6, 2021 (the “2026 Notes”). The 2026 Notes were issued pursuant to the Note Indenture, as supplemented by a supplemental indenture to the Note Indenture dated as of October 6, 2021 (the “Indenture”) between us and the Trustee. The 2026 Notes bear interest at a rate of 8% per annum, payable semi-annually, in arrears on April 6 and October 6 of each year, commencing on April 6, 2022. The 2026 Notes are irrevocably and unconditionally guaranteed, jointly and severally, by Trulieve US and will mature on October 6, 2026. The 2026 Notes will rank pari passu with the 2024 Notes and senior to all of our existing and future unsecured indebtedness. The 2026 Notes are subordinated in right of payment only to any indebtedness that ranks senior to the 2026 Notes by operation of law. The 2026 Notes are secured by a general security agreement over our assets (other than the shares of our unrestricted subsidiaries and a pledge of the shares of certain of our restricted subsidiaries. Holders of 2026 Notes will be entitled to a lien over the assets of the restricted subsidiaries in certain instances that will rank pari passu with any future liens, other than certain permitted liens.

At any time and from time to time prior to October 6, 2023, we may redeem all or a part of the 2026 Notes, upon not less than 15 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus the applicable premium and accrued and unpaid interest on the outstanding principal amount of each 2026 Note called for redemption to the date of redemption. At any time prior to October 6, 2021, we may redeem up to 35% of the aggregate principal amount of the 2026 Notes from the proceeds of a concurrent equity issuance at a redemption price of 108% plus accrued and unpaid interest to the date of redemption. If a change of control occurs, each 2026 Note holder will have the right to require us to purchase all or a portion of such holder’s 2026 Notes at a purchase price in cash equal to 101% of the principal amount of such 2026 Notes plus accrued and unpaid interest, if any, to the date of purchase.

CERTAIN CANADIAN FEDERAL INCOME TAX

CONSIDERATIONS FOR UNITED STATES RESIDENTS

The following is, at the date hereof, a summary of certain Canadian federal income tax considerations generally applicable to a holder of Subordinate Voting Shares and who, at all relevant times, (A) for the purposes of the Income Tax Act (Canada), or the Canadian Tax Act, (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with, and is not “affiliated” with, the Company, (iii) holds all Subordinate Voting Shares as capital property, (iv) does not use or hold any of the Subordinate Voting Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Canadian Tax Act), or other holder of special status, and (B) for the purposes of the Canada-U.S. Tax Convention (1980), or the Tax Treaty, (i) is a resident of the United States, (ii) has never been a resident of Canada, (iii) does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and (iv) who otherwise qualifies for the full benefits of the Tax Treaty. Holders of Subordinate Voting Shares who meet all of the above criteria are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not apply to a U.S. Holder: (i) that is a “financial institution” for purposes of the “mark-to-market” rules in the Canadian Tax Act; (ii) that is a “specified financial institution” (as defined in the Canadian Tax Act); (iii) that is a partnership; (iv) an interest in which would be a “tax shelter investment” (as defined in the Canadian Tax Act); (v) that has entered or will enter into, in respect of any of the Subordinate Voting Shares, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Canadian Tax Act); or (vi) that will receive dividends on any Subordinate Voting Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act). Such U.S. Holders should consult with their own tax advisors to determine the particular Canadian federal income tax consequences to them of holding Subordinate Voting Shares.

This summary is based on the current provisions of the Canadian Tax Act in force as of the date hereof, the regulations thereunder in force at the date hereof, or the Regulations, the current provisions of the Tax Treaty, in force as of the date hereof, and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, which we refer to as the Proposed Amendments, and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares generally must be converted into Canadian dollars, including dividends, adjusted cost base and proceeds of disposition, using the single daily exchange rate as quoted by the Bank of Canada for the relevant day, or such other rate of exchange that is acceptable to the Canada Revenue Agency.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND NO REPRESENTATION WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO ANY PARTICULAR U.S. HOLDER OR PROSPECTIVE U.S. HOLDER IS MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, ALL PROSPECTIVE HOLDERS (INCLUDING U.S. HOLDERS AS DEFINED ABOVE) SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on Subordinate Voting Shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Canadian Tax Act, the rate of withholding is 25% of the gross amount of the dividend. Under the Tax Treaty, the withholding tax rate on any such dividend beneficially owned by a U.S. Holder is generally reduced to 15% or, in the case of an eligible U.S. Holder that is a U.S. company that beneficially owns at least 10% of the voting stock of the Company, to 5% of the gross amount of such dividends.

Dispositions of Subordinate Voting Shares

A U.S. Holder who disposes, or is deemed to have disposed, of Subordinate Voting Shares will not be subject to income tax under the Canadian Tax Act in respect of any capital gain realized on such disposition or deemed disposition unless, at the time of such disposition or deemed disposition, the Subordinate Voting Shares are or are deemed to be “taxable Canadian property” (as defined in the Canadian Tax Act) to the U.S. Holder, and the gain is not exempt from tax pursuant to the terms of the Tax Treaty.

Provided that the Subordinate Voting Shares are listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the CSE) at the time of disposition, the Subordinate Voting Shares will generally not constitute taxable Canadian property of U.S. Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (a) one or any combination of (i) the U.S. Holder, (ii) persons with whom the U.S. Holder did not deal at arm’s length, or (iii) partnerships in which the U.S. Holder or such non-arm’s length persons held a membership interest (either directly or indirectly through one or more partnerships), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the Subordinate Voting Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law purposes, a right in, any such property, whether or not such property exists. The Subordinate Voting Shares may also be deemed to be taxable Canadian property to a U.S. Holder for purposes of the Canadian Tax Act in certain circumstances.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their purchase, ownership and disposition of Subordinate Voting Shares. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our Subordinate Voting Shares should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our Subordinate Voting Shares.

This discussion is based on current provisions of the IRC, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our Subordinate Voting Shares as a capital asset (generally, property held for investment).

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address, except to the limited extent discussed below, any aspects of U.S. federal estate or gift taxes, or state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons subject to the U.S. federal alternative minimum tax or the 3.8% tax on net investment income;

•	owners that hold our Subordinate Voting Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or other pass-through entities, or persons who hold our Subordinate Voting Shares through partnerships or other pass-through entities, for U.S. federal income tax purposes. A partner in a partnership or other pass-through entity that will hold our Subordinate Voting Shares should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our Subordinate Voting Shares through a partnership or other pass-through entity, as applicable.

We have not sought and will not seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements made and the conclusions reached in the following discussion. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, or that any such challenge would not be sustained by a court.

NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SUBORDINATE VOTING SHARES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder means a beneficial owner of our Subordinate Voting Shares that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust that is not a U.S. person. For purposes of this discussion, a U.S. person is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•

a corporation, or any other entity or organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any political subdivision thereof, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect to be treated as a U.S. person.

Tax Classification of the Company as a U.S. Domestic Corporation

We are and expected to continue to be a Canadian corporation as of the date of this registration statement. We are treated as a Canadian resident company under the Canadian Income Tax Act, as amended, and are subject to Canadian income taxes.

We are also treated as a U.S. corporation subject to U.S. federal income tax pursuant to IRC Section 7874 and are also subject to U.S. federal income tax on our worldwide income. As a result, we are subject to taxation both in Canada and the United States. A number of material U.S. federal income tax consequences may result from our classification under IRC Section 7874, and this summary is not intended to describe all such U.S. federal income tax consequences. IRC Section 7874 and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from our treatment as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences that are not discussed in this summary. Each holder should seek tax advice, based on such shareholder’s particular circumstances, from an independent tax advisor.

Distributions on Our Subordinate Voting Shares

As described in the section entitled “Dividend Policy,” we have not made distributions on our Subordinate Voting Shares and do not plan to make any distributions for the foreseeable future. However, if we do make distributions of cash or property on our Subordinate Voting Shares, those payments generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the Subordinate Voting Shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Disposition of Our Subordinate Voting Shares.”

Subject to the discussion below on backup withholding and FATCA (defined below), dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of our Subordinate Voting Shares who claims the benefit of an applicable income tax treaty generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other appropriate version of IRS Form W-8 or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30.0% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI (or successor form). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons. In addition, any U.S. effectively connected income received by a non-U.S. holder that is a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) may also, under certain circumstances, be subject to an additional U.S. federal branch profits tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. federal income tax return with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Subordinate Voting Shares

Subject to the discussion below on backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of our Subordinate Voting Shares unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed at the graduated U.S. federal income tax rates applicable to U.S. persons and, if the non-U.S. holder is a corporation (or an entity treated as a corporation for U.S. federal income tax purposes), it also may be subject to a U.S. federal branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected gain;

•

the non-U.S. holder is a nonresident alien individual for U.S. federal income tax purposes who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30.0% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a U.S. real property holding corporation for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or were to become a U.S. real property holding corporation, gains realized by a non-U.S. holder on a disposition of our Subordinate Voting Shares will not be subject to U.S. federal income tax under this rule if our Subordinate Voting Shares is regularly traded on an established securities market and the non-U.S. holder holds no more than 5.0% of our outstanding Subordinate Voting Shares, directly or indirectly, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our Subordinate Voting Shares. No assurance can be provided that our Subordinate Voting Shares will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Property having a U.S. situs generally is includible in the gross estate of an individual non-U.S. holder for U.S. federal estate tax purposes. Because we are a U.S. corporation, our Subordinate Voting Shares will be U.S. situs property for U.S. federal estate tax purposes and, therefore, generally will be included in the gross estate of an individual who is a non-U.S. holder at the time of his or her death, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder payments of dividends on our Subordinate Voting Shares to such holder and the tax withheld, if any, with respect to such dividends, along with certain other information. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding with respect to dividends on our Subordinate Voting Shares. Dividends paid to non-U.S. holders subject to the U.S. withholding tax, as described above in “—Distributions on our Subordinate Voting Shares,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Subordinate Voting Shares by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or other agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act (FATCA)

IRC Sections 1471 through 1474 and related Treasury regulations and guidance, commonly referred to as FATCA, generally imposes a U.S. federal withholding tax at a rate of 30.0% on certain payments (including on dividends on our Subordinate Voting Shares) that are made to certain non-U.S. entities (including foreign financial institutions and non-financial foreign entities, both as specifically defined under FATCA), unless such non-U.S. entities establish that they are compliant with or exempt from FATCA. To comply with FATCA, a foreign financial institution generally is required to register with the IRS, collect and provide to tax authorities information regarding U.S. account holders of such institution (including certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), and provide withholding agents with a certification that it is compliant with FATCA. A non-financial foreign entity generally is required to provide withholding agents with either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding substantial direct and indirect U.S. owners of the entity, or otherwise establishes an exemption from FATCA. An intergovernmental agreement between the United States and an applicable foreign country may, however, modify these requirements and these requirements are different from and in addition to the certification requirements described elsewhere in this discussion.

Subject to the recently proposed Treasury Regulations described in the following sentence, FATCA applies to dividends paid on our Subordinate Voting Shares and to gross proceeds from sales or other dispositions of our Subordinate Voting Shares. The U.S. Treasury Department recently proposed regulations which state that taxpayers may rely on the proposed regulations until final regulations are issued, and which eliminate FATCA federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Subordinate Voting Shares. Amounts withheld under FATCA with respect to income that is also subject to the general U.S. federal withholding tax, as discussed above in “—Distributions on Our Subordinate Voting Shares,” will be applied against and reduce the amount of such other withholding tax. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Subordinate Voting Shares.

PLAN OF DISTRIBUTION

The Subordinate Voting Shares beneficially owned by the Selling Shareholders covered by this prospectus may be offered and sold from time to time by the Selling Shareholders. The term “Selling Shareholders” includes donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Shareholders may sell or dispose of their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

•

through trading plans entered into by a Selling Shareholder pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	to or through underwriters;

•

in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;

•	in short sales;

•	through the distribution of the securities by any Selling Shareholder to its partners, members or shareholders;

•	in options transactions; and

•	through a combination of any of the above methods of sale and, in addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The Selling Shareholders will pay all brokerage fees and commissions and similar expenses. We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the Subordinate Voting Shares with the SEC.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Subordinate Voting Shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Subordinate Voting Shares short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A Selling Shareholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Shareholder or borrowed from any Selling Shareholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Shareholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Shareholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

In effecting sales, broker-dealers or agents engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the Selling Shareholders and any broker-dealers who execute sales for the Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

Certain of the Selling Shareholders including F. Ashley May, Thad Beshears, Frederick B. May Family Irrevocable Trust – 2018, John B. May Family Irrevocable Trust 2018, Elizabeth B. May, Elizabeth S. May, Frederick B. May, Peter T. Healy, John B. May Sr., Richard S. May, Susan E Thronson, Jason Pernell, Kim Rivers, Thomas Millner, Shade Leaf Holding, LLC have entered into share distribution agreements with us pursuant to which they have agreed to transfer any securities of the Company that they hold only: (i) pursuant to a block trade or secondary sale organized by the Company or as otherwise approved by us from time to time and (ii) pursuant to an automatic share distribution plan established in accordance with Canadian securities laws and regulations or pursuant to a Rule 10b5-1 plan established in accordance with applicable U.S. securities laws and regulations.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of the securities being offered hereby and certain legal matters in connection with this offering relating to Canadian law will be passed upon for us by DLA Piper (Canada) LLP. Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Foley Hoag LLP.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020 have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Subordinate Voting Shares sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Subordinate Voting Shares, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The SEC maintains an internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s internet website. Information contained on or accessible through the SEC’s website is not a part of this prospectus, and the inclusion of the SEC’s website address in this prospectus is an inactive textual reference only.

We file periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent registered public accounting firm. We also maintain a website at www.trulieve.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

TRULIEVE CANNABIS CORP.

Trulieve Cannabis Corp.

Unaudited Interim Condensed Consolidated Balance Sheets

(dollars in thousands)

	September 30, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$213,574	$146,713
Accounts receivable, net	8,487	308
Inventories, net	133,874	98,312
Income tax receivable, net	3,978	—
Prepaid expenses and other current assets	25,791	16,119

Total current assets	385,704	261,452
Property and equipment, net	501,109	314,045
Right of use assets—operating, net	45,753	30,076
Right of use assets—finance, net	58,393	36,904
Intangible assets, net	161,282	93,800
Goodwill	111,721	74,100
Other assets	12,077	7,528

TOTAL ASSETS	$1,276,039	$817,905

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$62,769	$41,903
Income tax payable	—	5,875
Deferred revenue	4,082	7,178
Notes payable—current portion	6,000	2,000
Notes payable—related party—current portion	12,000	12,011
Operating lease liabilities—current portion	4,264	3,277
Finance lease liabilities—current portion	5,354	3,877

Total current liabilities	94,469	76,121
Long-term liabilities:
Notes payable	—	4,000
Operating lease liabilities	43,657	28,120
Finance lease liabilities	57,234	35,058
Private placement notes liabilities, net	119,478	117,165
Other long-term liabilities	6,438	3,915
Construction finance liabilities	92,021	82,047
Deferred tax liability	40,099	23,575

TOTAL LIABILITIES	453,396	370,001

Commitments and contingencies (see Note 17)

Common stock, no par value; unlimited shares authorized, 129,531,207 and 119,573,998 issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	—	—
Additional paid-in-capital	613,379	328,214
Accumulated earnings	209,264	119,690

TOTAL SHAREHOLDERS’ EQUITY	822,643	447,904

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,276,039	$817,905

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Trulieve Cannabis Corp.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

(dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues, net of discounts	$224,092	$136,274	$633,037	$353,096
Cost of goods sold	70,147	34,097	199,345	86,557

Gross profit	153,945	102,177	433,692	266,539
Expenses:
Sales and marketing	51,724	30,890	142,858	80,764
General and administrative	28,218	8,502	55,869	22,696
Depreciation and amortization	7,728	3,314	19,829	8,612

Total expenses	87,670	42,706	218,556	112,072

Income from operations	66,275	59,471	215,136	154,467

Other income (expense):
Interest expense, net	(6,145)	(5,352)	(20,693)	(16,566)
Other (expense) income, net	89	(10,756)	385	(10,827)

Total other expense	(6,056)	(16,108)	(20,308)	(27,393)

Income before provision for income taxes	60,219	43,363	194,828	127,074

Provision for income taxes	41,603	25,948	105,254	67,116

Net income and comprehensive income	18,616	17,415	89,574	59,958

Basic net income per common share	$0.15	$0.16	$0.73	$0.54

Diluted net income per common share	$0.14	$0.15	$0.68	$0.52

Weighted average number of common shares used in computing net income per common share:
Basic	128,146,298	112,039,640	122,983,729	111,824,816

Diluted	136,909,266	117,949,224	130,927,083	115,998,704

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Trulieve Cannabis Corp.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(dollars in thousands, except per share data)

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in-Capital	Accumulated Earnings	Total
Balance, January 1, 2021	58,182,500	1,439,037	59,952,461	119,573,998	$328,214	$119,690	$447,904

Share-based compensation	—	—	—	—	741	—	741
Shares issued for cash—warrant exercise	—	—	469,133	469,133	6,861	—	6,861
Conversion of warrants to Subordinate Voting Shares	—	—	133,408	133,408	—	—	—
Conversion of Multiple Voting to Subordinate Voting Shares	—	(117,668)	117,668	—	—	—	—
Conversion of Super Voting to Subordinate Voting Shares	(3,021,100)	—	3,021,100	—	—	—	—
Conversion of Super Voting to Multiple Voting Shares	(55,161,400)	55,161,400	—	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	30,078	30,078

Balance, March 31, 2021	—	56,482,769	63,693,770	120,176,539	$335,816	$149,768	$485,584

Share-based compensation	—	—	—	—	744	—	744
Shares issued for cash—warrant exercise	—	—	100,400	100,400	811	—	811
Common stock issued upon cashless warrant exercise	—	—	661,614	661,614	—	—	—
Tax withholding related to net share settlement of equity awards	—	—	(15,734)	(15,734)	(595)	—	(595)
Issuance of shares in offering, net of issuance costs	—	—	5,750,000	5,750,000	217,896	—	217,896
Contingent consideration payable in shares	—	—	—	—	(2,800)	—	(2,800)
Adjustment of fair value of equity consideration for PurePenn, LLC	—	—	—	—	2,711	—	2,711
Adjustment of fair value of equity consideration for Keystone Relief Centers, LLC	—	—	—	—	1,004	—	1,004
Shares issued for Mountaineer Holding, LLC acquisition	—	—	60,342	60,342	2,470	—	2,470
Shares issued for Solevo Wellness West Virginia, LLC acquisition	—	—	11,658	11,658	445	—	445
Shares issued for Nature’s Remedy of Massachusetts, Inc. acquisition	—	—	237,881	237,881	9,140	—	9,140
Conversion of Multiple Voting to Subordinate Voting shares	—	(21,673)	21,673	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	40,880	40,880

Balance, June 30, 2021	—	56,461,096	70,521,604	126,982,700	$567,642	$190,648	$758,290

Share-based compensation	—	—	—	—	732	—	732
Exercise of Stock Options	—	—	20,974	20,974	—	—	—
Common stock issued upon cashless warrant exercise	—	—	1,280,965	1,280,965	—	—	—
Tax withholding related to net share settlements of equity awards	—	—	(21,151)	(21,151)	(392)	—	(392)
Shares issued for the Patient Centric of Martha’s Vineyard acquisition	—	—	258,383	258,383	10,012	—	10,012
Shares issued for Keystone Shops acquisition	—	—	1,009,336	1,009,336	35,385	—	35,385
Conversion of Multiple Voting to Subordinate Voting Shares	—	(1,541,500)	1,541,500	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	18,616	18,616

Balance, September 30, 2021	—	54,919,596	74,611,611	129,531,207	$613,379	$209,264	$822,643

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Trulieve Cannabis Corp.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(dollars in thousands, except per share data)

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in-Capital	Accumulated Earnings	Total
Balance, January 1, 2020	67,813,300	6,661,374	35,871,672	110,346,346	$76,192	$56,691	$132,883

Share-based compensation	—	—	—	—	1,222	—	1,222
Net income and comprehensive income	—	—	—	—	—	23,605	23,605

Balance, March 31, 2020	67,813,300	6,661,374	35,871,672	110,346,346	$77,414	$80,296	$157,710

Share-based compensation	—	—	—	—	462	—	462
Shares issued for cash—warrant exercise	—	—	2,723,311	2,723,311	11,458	—	11,458
Net income and comprehensive income	—	—	—	—	—	18,938	18,938

Balance, June 30, 2020	67,813,300	6,661,374	38,594,983	113,069,657	$89,334	$99,234	$188,568

Share-based compensation	—	—	—	—	523	—	523
Shares issued for cash—warrant exercise	—	—	100	100	1	—	1
Exercise of Stock Options	—	—	9,180	9,180	—	—	—
Issuance of shares private placement, net of issuance costs	—	—	4,715,000	4,715,000	83,228	—	83,228
Conversion of Super Voting Shares to Subordinate Voting Shares	(9,630,800)	—	9,630,800	—	—	—	—
Conversion of Multiple Voting Shares to Subordinate Voting Shares	—	(5,184,415)	5,184,415	—	—	—	—
Net income and comprehensive income	—	—	—	—	—	17,415	17,415

Balance, September 30, 2020	58,182,500	1,476,959	58,134,478	117,793,937	$173,086	$116,649	$289,735

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Trulieve Cannabis Corp.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Cash flow from operating activities
Net income and comprehensive income	$89,574	$59,958
Adjustments to reconcile net income and comprehensive income to net cash provided by operating activities:
Depreciation and amortization	19,829	8,612
Depreciation included in cost of goods sold	14,396	7,424
Non-cash interest expense	2,313	2,142
(Gain) loss from sale of property and equipment	(5)	63
Amortization of operating lease right of use assets	3,216	2,383
Share-based compensation	2,217	2,208
Accretion of construction finance liabilities	1,097	617
Loss on fair value of warrants	—	12,782
Deferred income tax expense	(2,111)	(2,324)
Changes in operating assets and liabilities:
Inventories	(33,796)	(11,687)
Accounts receivable	(8,179)	—
Prepaid expenses and other current assets	(9,412)	(6,915)
Other assets	(4,509)	(5,790)
Income tax payable / receivable	(12,745)	1,911
Accounts payable and accrued liabilities	17,853	1,303
Operating lease liabilities	(1,906)	(2,054)
Deferred revenue	(3,096)	2,207
Other long-term liabilities	344	—

Net cash provided by operating activities	75,080	72,840

Cash flow from investing activities
Purchases of property and equipment	(190,907)	(61,359)
Purchases of property and equipment related to construction finance liabilities	(8,877)	(27,381)
Cash paid for internal use software	(3,587)	—
Acquisitions, net of cash acquired	(29,924)	—
Proceeds from sale of property and equipment	8	16
Capitalized interest	(4,355)	(2,090)

Net cash used in investing activities	(237,642)	(90,814)

Cash flow from financing activities
Proceeds from share warrant exercises	7,672	11,459
Proceeds from construction finance liabilities	8,877	28,582
Proceeds from shares issued pursuant to private placement	217,896	83,228
Payments on finance lease obligations	(4,024)	(2,824)
Payments on notes payable—related party	(11)	(907)
Payments for taxes related to net share settlement of equity awards	(987)	—

Net cash provided by financing activities	229,423	119,538

Net increase in cash and cash equivalents	66,861	101,564
Cash and cash equivalents, beginning of period	146,713	91,813

Cash and cash equivalents, end of period	$213,574	$193,377

Supplemental disclosure of cash flow information
Cash paid during the period for
Interest	$22,653	$12,798

Income taxes	$120,365	$70,996

Other noncash investing and financing activities
Adjustment to PurePenn, LLC and Solevo contingent consideration	$2,800	$—

ASC 842 lease additions—operating and finance leases	$43,748	$23,096

Shares issued for acquisitions	$57,452	$—

Purchase of property and equipment financed with accounts payable	$16,148	$7,167

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Trulieve Cannabis Corp.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

NOTE 1. THE COMPANY

Trulieve Cannabis Corp. (together with its subsidiaries, “Trulieve” or the “Company”) was incorporated in British Columbia, Canada. Trulieve (through its wholly-owned subsidiaries) is a vertically integrated cannabis company which, as of September 30, 2021, held licenses to operate in Florida, Massachusetts, California, Connecticut, Pennsylvania and West Virginia, to cultivate, produce, and sell medicinal-use cannabis products and, with respect to California and Massachusetts, adult-use cannabis products, and received notice of intent to award a license in Georgia. As disclosed in Note 18 below, on October 1, 2021, the Company completed its previously announced acquisition of Harvest Health & Recreation Inc. (“Harvest”) and, as a result of the acquisition, the Company’s operations have expanded into additional states effective as of such date. All revenues are generated in the United States, and all long-lived assets are located in the United States. As of September 30, 2021, the majority of our revenue was generated from the sale of medical cannabis products in the State of Florida and in the Commonwealth of Pennsylvania. To date, neither the sale of adult-use cannabis products, nor our operations in Massachusetts, California, Connecticut, or West Virginia, have been material to our business.

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration Inc. (“Schyan”) whereby Trulieve, Inc. and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (the “Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

The Company’s head office is located Tallahassee, Florida. The Company’s registered office is located in British Columbia.

The Company is listed on the Canadian Securities Exchange (the “CSE”) and began trading on September 24, 2018 under the ticker symbol “TRUL”, and trades on the OTCQX market under the symbol “TCNNF”.

NOTE 2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments necessary to state fairly the consolidated financial condition, results of operations, comprehensive income, statement of shareholders’ equity, and cash flows of the Company for the interim periods presented. Except as otherwise disclosed, all such adjustments consist only of those of a normal recurring nature. Operating results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the current year ending December 31, 2021. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes as of and for the years ended December 31, 2020 and 2019 (“2020 audited consolidated financial statements”).

The preparation of these unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC and the instructions to Form 10-Q.

Revision of Previously Issued Financial Statements

During the quarter ended September 30, 2021, the Company identified an error in its accounting for leases which was due to the lack of a complete lease population and the conclusions reached for the commencement date for leases not aligning with the possession date of the associated right of use asset. This resulted in an understatement of the associated right of use assets and the associated lease liabilities. The Company also identified a misstatement related to the accounting for asset acquisitions that were consummated during the three months ended June 30, 2021, which was due to the Company initially valuing the equity consideration transferred using the contract value whereas the fair value as of the closing date should have been used. This resulted in an understatement of intangible assets, an understatement of the associated deferred tax liabilities and an understatement of additional paid-in-capital. Additionally, the Company identified assets not likely to be converted within a year were classified as prepaid and other current assets, rather than other assets. The Company evaluated the misstatements and concluded that the misstatements were not material, either individually or in the aggregate, to its current or previously issued consolidated financial statements.

To correct the immaterial misstatements, during the quarter ended September 30, 2021, the Company elected to revise its previously issued interim unaudited condensed consolidated balance sheet as of June 30, 2021 and March 31, 2021 as well as the previously issued 2020 condensed consolidated balance sheet. The revision of the historical interim unaudited condensed consolidated balance sheet includes the correction of these immaterial misstatements as well as other previously identified balance sheet misclassifications. Accordingly, the accompanying interim unaudited condensed consolidated balance sheet and relevant footnotes in this Quarterly Report on Form 10-Q as well as the 2020 condensed consolidated balance sheet have been revised to correct for such immaterial misstatements. The Company will present the revision of its previously issued interim unaudited condensed consolidated balance sheet as of March 31, 2021 and June 30, 2021, in connection with the future filing of its Quarterly Reports on Form 10-Q. The impact of the lease entries recorded as of June 30, 2021.

The impact of the revision on the Company’s interim unaudited condensed consolidated balance sheet as of June 30, 2021 is reflected in the following table:

Balance Sheet as of June 30, 2021 (unaudited)	As Previously Reported	Adjustment	As Revised
Prepaid expenses and other current assets	$28,313	$(4,249)	$24,064

Total current assets	442,090	(4,249)	437,841

Property and equipment, net	427,666	258	427,924
Right of use assets—operating, net	31,254	8,768	40,022
Right of use assets—finance, net	41,521	6,371	47,892
Intangible assets, net	123,106	(621)	122,485
Other assets	9,547	4,246	13,793

Total assets	1,146,307	14,773	1,161,080

Operating lease liabilities, current portion	3,583	432	4,015
Finance lease liabilities, current portion	4,723	281	5,004

Total current liabilities	76,738	713	77,451

Operating lease liabilities	29,381	8,396	37,777
Finance lease liabilities	39,694	5,822	45,516
Deferred tax liability	29,845	(2,213)	27,632

Total liabilities	390,072	12,718	402,790

Additional paid-in-capital	522,898	2,055	524,953

Total shareholders equity	$756,235	$2,055	$758,290

Balance Sheet as of March 31, 2021 (unaudited)	As Previously Reported	Adjustment	As Revised
Prepaid expenses and other current assets	$25,180	$(3,728)	$21,452

Total current assets	294,157	(3,728)	290,429

Right of use assets—operating, net	30,051	2,830	32,881
Right of use assets—finance, net	38,380	1,838	40,218
Other assets	7,549	3,693	11,242

Total assets	897,455	4,633	902,088

Operating lease liabilities, current portion	3,324	173	3,497
Finance lease liabilities, current portion	4,344	70	4,414

Total current liabilities	100,900	243	101,143

Operating lease liabilities	28,326	2,581	30,907
Finance lease liabilities	36,294	1,809	38,103

Total liabilities	$411,871	$4,633	$416,504

Balance Sheet as of December 31, 2020	As Previously Reported	Adjustment	As Revised
Prepaid expenses and other current assets	$19,815	$(3,696)	$16,119

Total current assets	265,148	(3,696)	261,452

Right of use assets—operating, net	28,171	1,905	30,076
Other assets	3,944	3,584	7,528

Total assets	816,112	1,793	817,905

Operating lease liabilities, current portion	3,154	123	3,277

Total current liabilities	75,998	123	76,121

Operating lease liabilities	26,450	1,670	28,120

Total liabilities	$368,208	$1,793	$370,001

The Company recorded operating lease expense, depreciation, and interest expense totaling $0.3 million in the income statement for the three months ended September 30, 2021 that related to these expenses from prior periods. This had an immaterial impact on the period recorded and the prior periods and is correctly reflected for the nine months ended September 30, 2021.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with this Securities and Exchange Commission, or SEC, on March 23, 2021 (the “2020 Form 10-K”). There have been no material changes to the Company’s significant accounting policies, except for the adoption of ASU 2019-12 as explained below.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The Company adopted ASU 2019-12 on January 1, 2021. The adoption did not have a material impact on the Company’s consolidated financial statements.

COVID-19 Pandemic

The global outbreak of the novel strain of the coronavirus known as COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. In response to the outbreak, governmental authorities in the United States, Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. Management has been closely monitoring the continuing impact of COVID-19, with a focus in the health and safety of the Company’s employees, business continuity and supporting its communities. The Company has enacted various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities and dispensaries, enhancing cleaning protocols at such facilities and dispensaries and encouraging employees to adhere to preventative measures recommended by local, state, and federal health officials. The Company incurred expenses related to enhanced cleaning protocols, personal protective equipment and COVID-19 related paid leave for employees.

NOTE 3. ACQUISITIONS

(a) Keystone Shops

On July 8, 2021, the Company acquired 100% of the membership interests of Anna Holdings, LLC, the sole member of Chamounix Ventures, LLC which holds a permit to operate dispensaries under Keystone Shops (“Keystone Shops”) with locations in Philadelphia, Devon and King of Prussia, Pennsylvania. Total consideration was $55.6 million consisting of $20.3 million in cash, inclusive of net working capital adjustments, and 1,009,336 in Trulieve Subordinate Voting Shares (“Trulieve Shares”) with a fair value of $35.4 million. The agreement provides for an additional $5.0 million in consideration which is contingent on the enactment, adoption or approval of laws allowing for adult-use cannabis in the Commonwealth of Pennsylvania. No liability has been recorded for this contingent consideration, as it was not estimated to be probable at the time of acquisition. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production, therefore goodwill is not deductible.

(dollars in thousands)
Consideration:
Cash	$20,251
Shares issued upon acquisition	35,385

Fair value of consideration exchanged	$55,636

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$500
Inventories	1,766
Prepaid expenses and other current assets	240
Property and equipment	1,144
Right of use asset—finance	1,340
Intangible assets
Dispensary license	27,000
Tradename	100
Favorable leasehold interests, net	86
Goodwill	40,072
Other assets	40
Accounts payable and accrued liabilities	(878)
Income tax payable	(2,892)
Operating lease liabilities	(1,340)
Other long-term liabilities	(2,179)
Deferred tax liability	(9,363)

Total net assets acquired	$55,636

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life, as well as tradename and net favorable leasehold interests which were fully amortized in the period of acquisition due to useful life and materiality considerations.

(b) Patient Centric of Martha’s Vineyard

On July 2, 2021, the Company acquired certain assets of Patient Centric of Martha’s Vineyard (“PCMV”) including the rights to a Provisional Marijuana Retailers License from the Massachusetts Cannabis Control Commission, the right to exercise an option held by PCMV to lease real property in Framingham, Massachusetts for use as a marijuana retailer, and necessary municipal entitlements to operate as a marijuana retailer at the property. Total consideration was 258,383 in Trulieve Shares, of which 10,879 are subject to a holdback for six months as security for any indemnity claims by the Company under the asset purchase agreement. The fair value of the equity exchange was $10.0 million. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining PCMV did not meet the definition of a business as PCMV did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of PCMV has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values.

(dollars in thousands)
Consideration:
Shares issued upon acquisition	$10,012
Transaction costs	18

Fair value of consideration exchanged	$10,030

Recognized amounts of identifiable assets acquired and liabilities assumed:
Right of use asset—finance	$1,756
Intangible assets
Dispensary license	13,298
Finance lease liabilities	(2,321)
Deferred tax liability	(2,703)

Total net assets acquired	$10,030

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

(c) Nature’s Remedy of Massachusetts, Inc.

On June 30, 2021, the Company completed an asset purchase agreement whereby Trulieve acquired a licensed, but not yet operating, adult-use dispensary location from Nature’s Remedy of Massachusetts, Inc. (“Nature’s Remedy”). The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Nature’s Remedy did not meet the definition of a business as Nature’s Remedy did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of Nature’s Remedy has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. During the third quarter of 2021, the Company recorded an adjustment of $2.6 million increasing the cost of the acquisition due to an adjustment to the fair value of the equity consideration and updated the purchase price allocation accordingly, which updated equity consideration from contract value to fair value as of the closing date, and also updated the associated deferred tax liability. This adjustment resulted in an updated total consideration of $16.2 million consisting of $7.0 million in cash and 237,881 in Trulieve Shares with an updated fair value of $9.1 million and less than $0.1 million in transaction costs. Refer to “Note 2. Basis of Presentation” under “Revisions of Previously Issued Financial Statements” above for additional details. The adjusted net assets acquired are as follows:

(dollars in thousands)
Consideration:
Cash	$7,000
Shares issued upon acquisition	9,139
Transaction costs	23

Fair value of consideration exchanged	$16,162

Recognized amounts of identifiable assets acquired and liabilities assumed:
Prepaid expenses and other current assets	$12
Property and equipment	1,006
Right of use asset—finance	799
Intangible assets
Dispensary license	19,630
Accounts payable and accrued liabilities	(335)
Finance lease liability	(594)
Deferred tax liability	(4,356)

Total net assets acquired	$16,162

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

(d) Solevo Wellness West Virginia, LLC

On June 8, 2021, the Company acquired 100% of the membership interests of Solevo Wellness West Virginia, LLC (“Solevo WV”) which holds three West Virginia dispensary licenses. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Solevo WV did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. During the third quarter of 2021, the Company recorded an adjustment of $0.1 million decreasing the cost of the acquisition due to an adjustment to the fair value of the equity consideration, which updated equity consideration originally recorded at contract value to fair value as of the closing date, and also updated the associated deferred tax liability. This adjustment resulted in an updated total consideration of $0.8 million consisting of $0.2 million in cash, 11,658 in Trulieve Shares with an updated fair value of $0.4 million, $0.1 million in debt forgiveness and less than $0.1 million in transaction costs. The consideration of $0.8 million was allocated to acquired assets of $1.0 million, which are treated as definite-lived intangible assets amortized over a 15-year useful life, offset by a related deferred tax liability of $0.2 million. Refer to “Note 2. Basis of Presentation” under “Revisions of Previously Issued Financial Statements” above for additional details.

(e) Mountaineer Holding, LLC

On May 6, 2021, the Company acquired 100% of the membership interests of Mountaineer Holding LLC (“Mountaineer”) which holds a cultivation permit and two dispensary permits in West Virginia. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Mountaineer did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. During the third quarter of 2021, the Company recorded an adjustment of $0.5 million decreasing the cost of the acquisition due to an adjustment to the fair value of the equity consideration, which updated equity consideration originally recorded at contract value to fair value as of the closing date, and also updated the associated deferred tax liability. This adjustment resulted in an updated total consideration of $5.5 million, consisting of $3.0 million in cash and 60,342 in Trulieve Shares with a fair value of $2.5 million. The consideration of $5.5 million has been allocated to the $7.0 million of acquired assets which are treated as definite-lived intangible assets amortized over a 15-year useful life, offset by a related deferred tax liability of $1.5 million. Refer to “Note 2. Basis of Presentation” under “Revisions of Previously Issued Financial Statements” above for additional details.

(f) PurePenn, LLC and Pioneer Leasing & Consulting, LLC

On November 12, 2020, the Company acquired 100% of the membership interests of both PurePenn, LLC, which holds a permit to cultivate and process medical marijuana in Pennsylvania, and Pioneer Leasing & Consulting, LLC (collectively “PurePenn”). The purpose of this acquisition was to operate the cultivation and manufacturing facility located in McKeesport, Pennsylvania. Trulieve acquired PurePenn for an upfront payment valued at $48.7 million, comprised of 1,298,964 in Trulieve Shares with a fair value of $29.7 million and $19.0 million in cash, plus a potential earn-out payment of up to 2,405,488 Trulieve Shares based on the achievement of certain agreed upon EBITDA milestones. The earn-out period is through the end of 2021. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. As of September 30, 2021, total transaction costs related to the acquisition were approximately $1.8 million. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production, therefore goodwill is not deductible.

For the three months ended June 30, 2021, the Company recorded an adjustment to the initial valuation of shares issued upon acquisition, which increased the fair value of the consideration exchanged and the estimated purchase price by $2.7 million and increased goodwill by $2.7 million and we recorded an adjustment to the initial valuation of contingent consideration payable in shares, which reduced contingent consideration payable in shares and the estimated purchase price by $3.0 million and decreased goodwill by $3.0 million. For the three months ended September 30, 2021, the Company recorded an adjustment to the deferred tax liability decreasing goodwill and the associated deferred tax liability by $0.6 million.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$19,000
Shares issued upon acquisition	29,711
Contingent consideration payable in shares	46,951

Fair value of consideration exchanged	$95,662

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$563
Accounts receivable	1,300
Prepaid expenses and other current assets	376
Inventories	7,461
Property and equipment, net	26,233
Intangible assets, net:
State license	45,310
Moxie license	2,960
Tradename	580
Goodwill	46,349
Other assets	478
Accounts payable and accrued liabilities	(2,189)
Construction finance liability	(17,413)
Deferred tax liability	(16,346)

Total net assets acquired	$95,662

(g) Keystone Relief Centers, LLC

On November 12, 2020, the Company acquired 100% of the membership interests of Keystone Relief Centers, LLC (referred to herein as “Solevo Wellness”), which holds a permit to operate three medical marijuana dispensaries in the Pittsburgh, Pennsylvania area. Trulieve acquired Solevo for an upfront purchase price of $21.0 million, comprised of $10.0 million in cash and 481,097 in Trulieve Shares with a fair value of $11.0 million, plus a potential earn-out payment of up to 721,647 Trulieve Shares based on the achievement of certain agreed upon EBITDA milestones. The earn-out period is through the end of 2021. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. As of

September 30, 2021, total transaction costs related to the acquisition were approximately $0.9 million. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production, therefore goodwill is not deductible.

During 2021, the purchase price allocations were adjusted, primarily to net working capital, goodwill and intangible assets. For the three months ended March 31, 2021, we recorded an adjustment of $3.8 million to the initial valuation amount of intangible assets for the dispensary license, increasing the dispensary license balance by $3.8 million and decreasing goodwill by $3.8 million. For the three months ended June 30, 2021, we recorded an adjustment to the initial valuation of shares issued upon issuance, which increased the fair value of the consideration exchanged by $1.0 million and increased goodwill by $1.0 million, and we recorded an adjustment to the initial valuation of contingent consideration payable in shares, which increased contingent consideration payable in shares and the estimated purchase price by $0.2 million and increased goodwill by $0.2 million. For the three months ended September 30, 2021, the Company recorded an adjustment to the deferred tax liability increasing goodwill and the associated deferred tax liability by $1.2 million.

The following table summarizes the final allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$10,000
Shares issued upon acquisition	11,004
Contingent consideration payable in shares	15,249
Net working capital adjustment	624

Fair value of consideration exchanged	$36,877

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$1,229
Accounts receivable	117
Prepaid expenses and other current assets	91
Inventories	2,337
Property and equipment, net	2,245
Right of use asset	2,156
Intangible assets, net:
Dispensary license	19,890
Tradename	930
Goodwill	17,985
Accounts payable and accrued liabilities	(790)
Lease liability	(2,156)
Deferred tax liability	(7,157)

Total net assets acquired	$36,877

NOTE 4. INVENTORY

The Company’s inventory includes the following at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020

	(dollars in thousands)
Raw material
Cannabis plants	$19,419	$10,661
Harvested cannabis and packaging	23,529	11,233

Total raw material	42,948	21,894
Work in process	63,952	54,780
Finished goods-unmedicated	3,473	3,908
Finished goods-medicated	23,501	17,730

Total inventories	$133,874	$98,312

NOTE 5. PROPERTY & EQUIPMENT

At September 30, 2021 and December 31, 2020, Property and Equipment consisted of the following:

	September 30, 2021	December 31, 2020

	(dollars in thousands)
Land	$7,468	$5,878
Buildings and improvements	288,133	156,372
Construction in progress	162,528	129,588
Furniture and equipment	93,485	51,714
Vehicles	349	351

Total	551,963	343,903
Less: accumulated depreciation	(50,854)	(29,858)

Total property and equipment, net	$501,109	$314,045

Capitalized interest for the three and nine months ended September 30, 2021 totaled $2.2 million and $4.4 million, respectively. Capitalized interest for the three and nine months ended September 30, 2020 totaled $1.3 million and $2.1 million, respectively.

Depreciation expense for the three and nine months ended September 30, 2021 totaled $8.1 million and $21.0 million, respectively. Depreciation expense for the three and nine months ended September 30, 2020 totaled $3.9 million and $10.7 million respectively.

Certain prior period amounts have been reclassified to conform to the current period presentation. Internal use software with a net book value of $3.7 million was reclassified from “Property and equipment, net” to “Intangible assets, net” in the consolidated balance sheet as of December 31, 2020. Property and equipment with a net book value of $50.0 million was reclassified from construction in progress to land, buildings and improvements, and furniture and equipment as of December 31, 2020.

NOTE 6. INTANGIBLE ASSETS & GOODWILL

At September 30, 2021 and December 31, 2020, definite-lived intangible assets consisted of the following:

	September 30, 2021
(dollars in thousands)	Net amount	Adjustments to purchase price allocation	Additions	Amortization expense	Net amount
Licenses	$84,517	$3,061	$68,493	$(5,593)	$150,478
Internal use software	3,656	—	3,589	(529)	6,716
Moxie brand	2,828	—	—	(740)	2,088
Tradenames	2,109	—	100	(741)	1,468
Customer relationship	683	—	—	(151)	532
Miscellaneous	7	—	86	(93)	—

	$93,800	$3,061	$72,268	$(7,847)	$161,282

	December 31, 2020
(dollars in thousands)	Net amount	Acquired license agreements	Additions	Amortization expense	Net amount
Licenses	$24,538	$887	$61,400	$(2,308)	$84,517
Internal use software	3,656	—	—	—	3,656
Moxie brand	—	—	2,960	(132)	2,828
Tradenames	800	—	1,510	(201)	2,109
Customer relationship	883	—	—	(200)	683
Miscellaneous	25	—	—	(18)	7
Trademarks	134	—	—	(134)	—

	$30,036	$887	$65,870	$(2,993)	$93,800

Amortization expense for the three and nine months ended September 30, 2021 was $3.3 million and $7.8 million, respectively. Amortization expense for the three and nine months ended September 30, 2020 was $0.5 million and $1.7 million, respectively.

The following table outlines the estimated future annual amortization expense related to all intangible assets as of September 30, 2021:

Estimated amortization
(dollars in thousands)
Remaining 2021	$3,326
2022	13,887
2023	13,320
2024	12,349
2025	11,895
Thereafter	106,505

$161,282

Goodwill arose from the acquisition of PurePenn, LLC, Pioneer Leasing & Consulting, Solevo Wellness, and Keystone Shops, see “Note 3—Acquisitions”. The Company last tested for impairment in the fourth quarter of the year ended December 31, 2020.

At September 30, 2021, Goodwill consisted of the following:

(dollars in thousands)
At January 1, 2020	7,316
Acquisition of PurePenn, LLC and Pioneer Leasing & Consulting, LLC	47,311
Acquisition of Solevo Wellness	19,473
At December 31, 2020	74,100
Measurement period purchase price allocation adjustments of Solevo Wellness	(2,639)
Measurement period purchase price allocation adjustments of PurePenn, LLC and Pioneer Leasing & Consulting, LLC	(338)
At June 30, 2021	71,123
Acquisition of Keystone Shops	40,072
Measurement period purchase price allocation adjustments of Solevo Wellness	1,150
Measurement period purchase price allocation adjustments of PurePenn, LLC and Pioneer Leasing & Consulting, LLC	(624)

At September 30, 2021	$111,721

NOTE 7. NOTES PAYABLE

At September 30, 2021 and December 31, 2020, notes payable consisted of the following:

	September 30, 2021	December 31, 2020

	(dollars in thousands)
Promissory note dated April 10, 2017, with annual interest at 12%, due between April and July 2022	$4,000	$4,000
Promissory note dated December 7, 2017, with annual interest at 12%, secured by certain property located in Miami, FL due December 2021	2,000	2,000

Total notes payable	6,000	6,000
Less current portion	(6,000)	(2,000)

Long-term notes payable	$—	$4,000

Stated maturities of notes payable are as follows:

As of September 30,	(dollars in thousands)
2021	$2,000
2022	4,000

$6,000

All notes payable were fully paid off during the fourth quarter of 2021.

NOTE 8. NOTES PAYABLE RELATED PARTY

At September 30, 2021 and December 31, 2020, notes payable related party consisted of the following:

	September 30, 2021	December 31, 2020

	(dollars in thousands)
Notes payable due to related parties, with varying interest rates between 8% to 12% annual, with varying maturity dates	$12,000	$12,011
Less current portion	(12,000)	(12,011)

Non-current portion	$—	$—

Stated maturities of notes payable to related parties are as follows:

(dollars in thousands)
2022	$12,000

$12,000

In March 2021, the two unsecured promissory notes (the “Traunch Four Note” and the “Rivers Note”) were amended to extend the maturity one year to May 2022, all other terms remain unchanged. In the fourth quarter of 2021, the unsecured promissory notes were fully paid.

NOTE 9. PRIVATE PLACEMENT NOTES

In 2019, the Company completed two private placement arrangements (the “June Notes” and the “November Notes”), each comprised of 5-year senior secured promissory notes with a face value of $70.0 million and $60.0 million, respectively. Both notes accrue interest at an annual rate of 9.75%, payable semi-annually, in equal installments, in arrears on June 18 and December 18 of each year. The purchasers of the June Notes received warrants to purchase 1,470,000 Subordinate Voting Shares and the purchasers of the November Notes received warrants to purchase 1,560,000 Subordinate Voting Shares, which can be exercised for three years after closing.

The fair value of the June Notes was determined to be $63.9 million using an interest rate of 13.32% which the Company estimates would have been the coupon rate required to issue the June Notes had the financing not included the June Warrants. The fair value of the June Warrants was determined to be $4.7 million using the Black-Scholes option pricing model and the following assumptions: share price: C$14.48; exercise price: C$17.25; expected life: 3 years; annualized volatility: 49.96%; dividend yield: 0%; discount rate: 1.92%; C$ exchange rate: 1.34.

The fair value of the November Notes was determined to be $54.5 million using an interest rate of 13.43% which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the November Warrants. The fair value of the November Warrants was determined to be $4.4 million using the Black-Scholes option pricing model and the following assumptions: share price: C$14.29; exercise price: C$17.25; expected life: 2.6 years; annualized volatility: 48.57%; dividend yield: 0%; discount rate: 1.92%; C$ exchange rate: 1.32.

For the three and nine months ended September 30, 2021 accretion expense was $0.8 million and $2.3 million respectively. For the three and nine months ended September 30, 2020, accretion expense was $0.7 million and $2.1 million, respectively. Accretion expense is included in general and administrative expenses in the condensed consolidated statements of operations and comprehensive income.

Because of the Canadian denominated exercise price, the June and November Warrants did not qualify to be classified within equity and were therefore classified as derivative liabilities at fair value with changes in fair value charged or credited to earnings in the condensed consolidated statements of operations and comprehensive income prior to December 10, 2020.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. The U.S. dollar exercise price was determined using the U.S. dollar exchange rate published by the Bank of Canada as at the close of business on December 9, 2020 of C$1.00 = $0.781. The June Warrants and November Warrants converted to equity as per ASC 815-40, at an expense of $25.5 million and $27.1 million, respectively.

The $130.0 million principal amount of the June and November Notes are due in June 2024.

Scheduled annual maturities of the principal portion of long-term debt outstanding at September 30, 2021 in the successive five-year period and thereafter are summarized below:

Private placement notes
(dollars in thousands)
2021	$—
2022	—
2023	—
2024	130,000
2025	—
Thereafter	—

Total debt	130,000
Less: unamortized debt issuance costs	(10,522)

Net debt	$119,478

NOTE 10. LEASES

The following table provides the components of lease cost recognized in the condensed consolidated statement of operations and comprehensive income for the three and nine months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
Lease Cost	2021	2020	2021	2020

	(dollars in thousands)
Operating lease cost	2,483	1,545	5,751	4,087
Finance lease cost:
Amortization of lease assets	1,990	1,496	5,357	3,688
Interest on lease liabilities	1,177	782	2,914	1,801

Finance lease cost	3,167	2,278	8,271	5,489
Variable lease cost	2,529	28	3,139	310

Total lease cost	$8,179	$3,851	$17,161	$9,886

Weighted average discount rate and remaining lease term for the nine months ended September 30, 2021 are as follows:

	Operating lease	Finance lease
Weighted average discount rate	8.75%	8.46%
Weighted average remaining lease term (in years)	8.67	8.20

The maturity of the contractual undiscounted lease liabilities as of September 30, 2021 is as follows:

	Operating leases	Finance leases

	(dollars in thousands)
Remainder of 2021	$1,991	$2,494
2022	8,173	10,509
2023	7,886	13,246
2024	7,759	9,395
2025	7,800	9,069
Thereafter	35,893	43,875

Total undiscounted lease liabilities	69,502	88,588
Interest on lease liabilities	(21,581)	(26,000)

Total present value of minimum lease payments	47,921	62,588
Lease liability—current portion	(4,264)	(5,354)

Lease liability	$43,657	$57,234

During the third quarter of 2021, the Company identified a misstatement in its accounting for leases in prior periods, primarily the second quarter of 2021. Refer to “Note 2. Basis of Presentation” under “Revisions of Previously Issued Financial Statements” above for additional details.

NOTE 11. CONSTRUCTION FINANCE LIABILITIES

In July 2019, the Company sold property it had recently acquired in Massachusetts for $3.5 million, which was the cost to the Company. In connection with the sale of this location, the Company agreed to lease the location back for cultivation. The landlord has agreed to provide a tenant improvement allowance (“TI Allowance”) of $40.0 million, which was dispensed in its entirety as of December 31, 2020. The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial payments are equal to 11% of the sum of the purchase price for the property and will increase when a draw is made on the TI Allowance. In addition, a 3% increase in payments will be applied annually after the first year. As of September 30, 2021, the total finance liability associated with this transaction is $44.4 million.

In October 2019, the Company sold property in Florida in exchange for cash of $17.0 million. Concurrent with the closing of the purchase, the buyer entered into a lease agreement with the Company for continued operation as a licensed medical cannabis cultivation facility. The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial annualized payments are equal to 11% of the purchase price for the property. A 3% increase in payments will be applied annually after the first year. As of September 30, 2021, the total finance liability associated with this transaction is $17.4 million.

In October 2019, prior to its acquisition by the Company, PurePenn, LLC (“PurePenn”) sold their cannabis cultivation facility in Pennsylvania for $5.0 million. Simultaneously with the closing of the sale, PurePenn agreed to lease the cultivation facility back. The initial term of the lease is fifteen years, with two five-year options to renew. The landlord has agreed to provide a TI allowance of $21.0 million as an additional component of base rent. Payments are made based on one twelfth (1/12) of the TI allowance dispersed with 12.75% due for the first $5.0 million and 13.75% thereafter. On March 8, 2021, the Company entered into a lease amendment with the landlord to increase the tenant improvement allowance to $36.5 million at a rate of 10.75% on the additional allowance in excess of $21.0 million. As of September 30, 2021, $25.6 million of the TI allowance has been provided. As of September 30, 2021, the total finance liability associated with this transaction is $30.2 million.

Under the failed-sales-leaseback accounting model, the Company is deemed under U.S. GAAP to own the above mentioned real estate properties as financing arrangements since control was never transferred to the buyer-lessor. These agreements are presented on our condensed consolidated balance sheet within property and equipment, net and depreciated over the assets’ remaining useful life.

NOTE 12. SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

(i) Unlimited number of Subordinate Voting Shares

Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

As of September 30, 2021 and 2020, there were 74,611,611 and 58,134,478 Subordinate Voting Shares issued and outstanding, respectively.

(ii) Unlimited number of Multiple Voting Shares

Holders of Multiple Voting shares are entitled to notice of and to attend any meetings of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (initially, 100 votes per Multiple Voting Share). The initial “Conversation Ratio” for Multiple Voting Shares is 100 Subordinate Voting shares for each Multiple Voting Share, subject to adjustment in certain events. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares.

No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

As of September 30, 2021 and 2020, there were 549,196, and 14,770 Multiple Voting Shares issued and outstanding, respectively, which were equal to 54,919,596, and 1,476,959 Subordinate Voting Shares, respectively, if converted.

(iii) Unlimited number of Super Voting Shares

Holders of Super Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Super Voting Shares are be entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (initially, 200 votes per Super Voting Share). Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu (on an as converted to Subordinated Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares. The initial “Conversion Ratio” for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment in certain events.

On March 21, 2021, in accordance with the terms of the Company’s Articles, all of the outstanding Super Voting Shares converted automatically, without any action by the holders of such Super Voting Shares, into Multiple Voting Shares and, following that conversion, the Company may not issue additional Super Voting Shares.

As of September 30, 2021, there were no Super Voting Shares issued or outstanding. As of September 30, 2020, there were 581,825 Super Voting Shares issued or outstanding which were equal to 58,182,500 Super Voting Shares if converted.

NOTE 13. SHARE-BASED COMPENSATION

Equity Incentive Plans

The Company’s 2021 Omnibus Incentive Plan (the “2021 Plan”) was adopted at the annual meeting of shareholders. The 2021 Plan reserves 4,000,000 Subordinate Voting Shares for issuance thereunder and replaced the Schyan Exploration Inc. Stock Option Plan (the “Prior Plan”). Awards previously granted under the Prior Plan, including equity awards granted in the first quarter of 2021 for performance in 2020, remain subject to the terms of the Prior Plan. No further grants of awards shall be made under the Prior Plan. The Prior Plan is administered by the Board of Directors of the Company and the 2021 Plan is administered by the Compensation Committee. The 2021 Plan provides for the grant of Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units, and Other Awards. As of September 30, 2021 a total of 895,877 awards were granted under the 2021 Plan between the date of its adoption by shareholders on June 10, 2021 and September 30, 2021.

Options

The fair value of stock options granted by the Company during 2021 and 2020, under the Prior Plan, were estimated on the date of the grant using the Black-Scholes option-pricing model with the relevant assumptions outlined in the table below. The expected volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the United States three-year bond yield rate at the time of grant of the award. Expected annual rate of dividends is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

On January 3, 2020, under the Prior Plan, the Board awarded options to purchase shares to directors, officers, and key employees of the Company. In accordance with the Prior Plan’s policy, the vesting period for employees is 15% as of the date of issuance, 25% vested on December 31, 2020, and 60% vest on December 31, 2021. For founding members of the Board of Directors, the options were fully vested on the date of grant. For non-founding members of the Board of Directors, 50% of the options were vested on December 31, 2020, and 50% will vest on December 31, 2021.

On January 4, 2021, under the Prior Plan, the Board awarded options to purchase shares to directors, officers, and key employees of the Company. In accordance with the Prior Plan’s policy, the vesting period for employees is 15% vest on December 31, 2021, 25% vest on December 31, 2022, and 60% vest on December 31, 2023. For founding and non-founding members of the Board of Directors, 50% of the options vest on December 31, 2021, and 50% will vest on December 31, 2022.

On September 29, 2021, under the 2021 Plan, the Board awarded options to purchase shares to officers and other select employees of the Company. The options vest over three years and have a contractual term between six and seven years. In accordance with the 2021 Plan’s policy, the vesting period for directors and officers is 33 1/3% vest on December 1, 2021, 33 1/3% vest on December 1, 2022, and 33 1/3% vest on December 1, 2023.

	For the Nine Months Ended September 30, 2021	For the Nine Months Ended September 30, 2020
Fair value at grant date	$10.58-$11.20	$3.11-$3.26
Stock price at grant date	$26.88-$33.42	$11.52-$12.50
Exercise price at grant date	$26.88-$33.42	$11.52-$12.50
Expected life in years	3.00 - 3.50	1.58 - 2.00
Expected volatility	49.88% - 53.75%	49.10% - 50.15%
Expected annual rate of dividends	0%	0%
Risk free annual interest rate	0.16% - 0.79%	1.40 - 1.58%

For the nine months ended September 30, 2021, the Company recorded share-based compensation for all stock options in the amount of $2.2 million. This is recognized as $0.2 million cost of goods sold, net, $1.6 million general and administrative and $0.4 million sales and marketing in the condensed consolidated statements of operations and comprehensive income.

The number and weighted-average exercise prices and remaining contractual life of options at September 30, 2021 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (yrs)	Aggregate intrinsic value
Outstanding at January 1, 2021	1,129,774	11.72	4.01	—
Granted	877,509	29.32	3.55	—
Exercised	(36,787)	11.52	—	—
Forfeited	—	—	—	—

Outstanding, September 30, 2021	1,970,496	$19.56	4.52	$8.43

Exercisable, September 30, 2021	517,672	$11.71	3.34	$15.20

Total unvested options as of September 30, 2021, are 1,452,824 which are expected to vest over time and have an aggregate unrecognized compensation expense of $8.5 million. The unrecognized compensation expense will be recognized over a weighted average period of 2.09 years.

As noted above, following shareholder approval of the 2021 Plan, no further grants of awards shall be made under the Prior Plan.

Restricted Stock Units

Restricted stock units (“RSUs”) represent a right to receive a single Subordinate Voting Share that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs vest ratably over a two to three year period subject to continued employment through each anniversary. The fair value of RSUs is determined on the grant date and is amortized over the vesting period on a straight-line basis. On September 15, 2021, the Board awarded RSUs to officers of the Company as replacement awards for cancelled warrants, which vest immediately. On September 29, 2021, under the 2021 Plan, the Board awarded RSUs to officers, and other select employees of the Company, which vest over a two to three year period.

	Number of restricted stock units	Weighted average grant price
Balance as of January 1, 2021	—	—
Granted	3,249,319	25.45
Vested	(2,904,079)	25.28
Forfeited	—	—

Balance as of September 30, 2021	345,240	$26.88

No share-based compensation expense was recorded for RSUs during the three months ended September 30, 2021.

In September 2021, the Board of Directors approved grants of RSUs for two executive officers who previously held warrants. The previously held warrants were cancelled on September 15, 2021 with the new RSUs granted on September 15, 2021 as a replacement of the previously held warrants. The two officers were awarded a total premium of $3.1 million, allocated between the two officers, to incentivize the cancellation and replacement. No share-based compensation expense was recorded related to the cancellation and replacement of the previous warrants with the new RSUs during the three months ended September 30, 2021.

Warrants

During the year ended December 31, 2018, the Company issued 8,784,872 warrants to certain employees and directors of the Company for past services provided. The warrants had no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions: (i) the warrants may not be exercised for 18 months following the Issue Date; (ii) 50% of the warrants may be exercised between months 19-24 following the Issue Date; and (iii) the remaining 50% of the warrants may be exercised at any time thereafter until expiration. The warrants are exchangeable into Subordinate Voting Shares. For the nine months ended September 30, 2021 and 2020, no warrants related to share-based compensation were issued. As the warrants had no vesting conditions, the entire share-based compensation expense of $15.0 million was recognized when the warrants were issued in 2018.

The following table summarizes the warrants issued and outstanding to certain employees and directors of the Company as of December 31, 2020 and the changes during the nine months ended September 30, 2021:

	Number of warrants	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (yrs)
Outstanding as of January 1, 2021	6,061,561	6.00	0.72

Granted	—	—	—
Exercised	(2,075,990)	6.00	—
Exchanged in cashless exercise	(413,057)	—	—
Cancelled	(3,572,514)	—	—

Outstanding as of September 30, 2021	—	—	—

Refer to the restricted stock unit disclosure above for additional information regarding the issuance of RSU’s in exchange for the cancelled warrants held by two executive officers.

NOTE 14. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the three and nine months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020

	(dollars in thousands)		(dollars in thousands)
Net income	$18,616	$17,415	$89,574	$59,958
Weighted average number of common shares outstanding	128,146,298	112,039,640	122,983,729	111,824,816
Dilutive effect of warrants and options outstanding	8,762,968	5,909,584	7,943,354	4,173,888

Diluted weighted average number of common shares outstanding	136,909,266	117,949,224	130,927,083	115,998,704

Basic earnings per share	$0.15	$0.16	$0.73	$0.54
Diluted earnings per share	$0.14	$0.15	$0.68	$0.52

NOTE 15. INCOME TAXES

The following table summarizes the Company’s income tax expense and effective tax rate for the three and nine months ended September 30, 2021 and 2020

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2021	2020	2021	2020

	(dollars in thousands)		(dollars in thousands)
Income before provision for income taxes	$60,219	$43,363	$194,828	$127,074
Provision for income taxes	41,603	25,948	105,254	67,116
Effective tax rate	69%	60%	54%	53%

NOTE 16. RELATED PARTIES

The Company had raised funds by issuing notes to various related parties including directors, officers, and shareholders and the balance at September 30, 2021 and December 31, 2020 was $12.0 million and $12.0 million, respectively, as discussed in “Note 8 – Notes Payable Related Party”.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the nine months ended September 30, 2021 and 2020, property and equipment purchases totaled $119.6 million, and $65.0 million, respectively. As of September 30, 2021 and December 31, 2020, $14.7 million and $10.4 million, respectively, of property and equipment purchases was included in accounts payable in the condensed consolidated balance sheets. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and all invoices of the Supplier are reviewed by the office of the Company’s Chief Legal Officer.

The Company has many leases from various real estate holding companies that are managed by various related parties including Benjamin Atkins, a former director and current shareholder of the Company, and the Supplier. As of September 30, 2021 and December 31, 2020, under ASC 842, the Company had the following in the condensed consolidated balance sheet:

	As of September 30, 2021		As of December 31, 2020
	Operating	Finance	Operating	Finance

	(dollars in thousands)		(dollars in thousands)
Right-of-use assets, net	$6,116	$2,080	$12,003	$3,425
Lease liabilities:
Lease liabilities—current portion	725	207	1,539	281
Lease liabilities	5,790	2,184	11,083	3,500

Total related parties lease liabilities	$6,515	$2,391	$12,622	$3,781

Expenses recognized for related party leases were $0.9 million and $2.4 million for the three and nine months ended September 30, 2021, respectively. Expenses recognized for related party leases were $0.9 million and $2.6 million for the three and nine months ended September 30, 2020, respectively.

NOTE 17. CONTINGENCIES

(a) Operating	Licenses

Although the possession, cultivation and distribution of cannabis for medical use is permitted in Florida, Massachusetts, California, Connecticut, Pennsylvania and West Virginia, cannabis is a Schedule-I controlled substance and its use and possession remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with our business plans. In addition, the Company’s assets, including real property, cash and cash equivalents, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

(b) Claims	and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, at September 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s condensed consolidated statements of operations and comprehensive income. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

On December 30, 2019, a securities class-action complaint, David McNear v. Trulieve Cannabis Corp. et al., Case No. 1:19-cv-07289, was filed against the Company in the United States District Court for the Eastern District of New York. On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against the Company in the United States District Court for the Eastern District of New York. Both complaints name the Company, Kim Rivers, and Mohan Srinivasan as defendants for allegedly making materially false and misleading statements regarding the Company’s previously reported financial statements and public statements about its business, operations, and prospects. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 10b-5 promulgated thereunder. The complaint sought unspecified damages, costs, attorneys’ fees, and equitable relief. On March 20, 2020, the Court consolidated the two related actions under In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, and appointed William Kurek, John Colomara, David McNear, and Monica Acerra as Lead Plaintiffs. After consultation with legal counsel, the Company believes that the suit is immaterial and that the claims are without merit and intends to vigorously defend against them.

NOTE 18. SUBSEQUENT EVENTS

Harvest Health & Recreation

On October 1, 2021 (the “Closing Date”), the Company completed its previously announced acquisition of Harvest Health & Recreation Inc. (“Harvest”) pursuant to an Arrangement Agreement, dated May 10, 2021 (“the Arrangement Agreement”). On the Closing Date, the Company acquired all of the issued and outstanding subordinate voting shares, multiple voting shares and super voting shares (collectively the “Harvest Shares”) of Harvest. Pursuant to the terms of the Arrangement Agreement, holders of Harvest Shares received 0.1170 of a Subordinate Voting Share of the Company for each subordinate voting share of Harvest held. In total, the Company issued an aggregate of 50,874,175 Trulieve Shares, representing a value of $1.4 billion, in connection with the exchange for all of the issued and outstanding Harvest shares.

The acquisition will be accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. The Company has begun the process to determine the purchase price allocation for the assets acquired and liabilities assumed including estimating the fair values of intangible and tangible assets. Due to the limited time since the acquisition, these estimates and the initial accounting for the business combination have not been completed. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed.

Senior Secured Notes Due 2026

On October 6, 2021, the Company closed its previously announced private placement of 8% Senior Secured Notes (the “Notes”) for aggregate gross proceeds of $350.0 million and net proceeds of $342.6 million. The Notes were issued at 100% face value, bear an interest rate of 8% per annum payable semi-annually in equal installments until the maturity date, unless earlier redeemed or repurchased. The Notes will mature on October 6, 2026 and may be redeemed in whole or in part, at any time from time to time, on or after October 6, 2023 at the application redemption price set forth in the Indenture. The Company used a portion of the net proceeds to redeem certain outstanding indebtedness of Harvest, and intends to use the remaining net proceeds for capital expenditures and other general corporate purposes.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Trulieve Cannabis Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Trulieve Cannabis Corp. (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants;

Licensed Public Accountants

We have served as the Company’s auditor since 2018.

Ottawa, Canada

March 22, 2021

TRULIEVE CANNABIS CORP.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	2020	2019
ASSETS
Current Assets:
Cash and Cash Equivalents	$146,713	$91,813
Accounts Receivable, net of allowance for doubtful accounts of $5,000	308	—
Inventories	98,312	65,981
Prepaid Expenses and Other Current Assets	19,815	7,678

Total Current Assets	265,148	165,471
Property and Equipment, Net	317,701	144,748
Right of Use Asset—Operating, Net	28,171	22,045
Right of Use Asset—Finance, Net	36,904	19,088
Intangible Assets, Net	90,144	26,380
Goodwill	74,100	7,316
Other Assets	3,944	949

TOTAL ASSETS	$816,112	$385,996

LIABILITIES
Current Liabilities:
Accounts Payable and Accrued Liabilities	$41,902	$24,308
Income Tax Payable	5,875	8,327
Deferred Revenue	7,178	2,404
Notes Payable—Current Portion	2,000	2,000
Notes Payable—Related Party—Current Portion	12,011	924
Warrant Liability	—	9,892
Operating Lease Liability—Current Portion	3,154	2,541
Finance Lease Liability—Current Portion	3,877	2,272

Total Current Liabilities	75,998	52,667
Long-Term Liabilities:
Notes Payable	4,000	4,000
Notes Payable—Related Party	—	11,979
Operating Lease Liability	26,450	20,601
Finance Lease Liability	35,058	17,168
Other Long-Term Liabilities	121,080	118,256
Construction Finance Liability	82,047	22,956
Deferred Tax Liability	23,575	5,486

TOTAL LIABILITIES	368,208	253,114
SHAREHOLDERS’ EQUITY
Common Stock, no par value; unlimited shares authorized as of December 31, 2020 and 2019, 119,573,998 and 110,346,346 issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional Paid-in-Capital	275,644	76,192
Warrants	52,570	—
Accumulated Earnings	119,690	56,691

TOTAL SHAREHOLDERS’ EQUITY	447,904	132,883

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	816,112	$385,996

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(dollars in thousands, except per share data)

	2020	2019	2018
Revenues, Net of Discounts	$521,533	$252,819	$102,817
Cost of Goods Sold	135,116	60,982	22,385

Gross Profit	386,418	191,837	80,431
Expenses:
General and Administrative	36,056	14,071	19,156
Sales and Marketing	119,395	59,349	25,050
Depreciation and Amortization	12,600	5,079	1,138

Total Expenses	168,051	78,499	45,344

Income from Operations	218,367	113,338	35,088

Other Income (Expense):
Interest Expense, Net	(20,237)	(9,050)	(2,103)
Other (Expense) Income, Net	(40,680)	(607)	60

Total Other Expense	(60,917)	(9,658)	(2,044)

Income Before Provision for Income Taxes	157,450	103,680	33,044

Provision for Income Taxes	94,451	50,586	22,151

Net Income and Comprehensive Income	$62,999	$53,094	$10,893

Basic Net Income per Common Share	$0.55	$0.48	$0.11

Diluted Net Income per Common Share	$0.53	$0.46	$0.11

Weighted average number of common shares used in computing net income per common share:
Basic	113,572,379	110,206,103	101,697,002

Diluted	118,325,724	115,317,942	103,201,127

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands)

	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Total Common Shares	Additional Paid-in- Capital	Warrants	Accumulated Earnings (Deficit)	Total
Balance, January 1, 2018	85,246,600	13,436,800	—	98,683,400	11,456	—	(7,296)	4,160
Issuance of Common Stock as Debt Discount	—	—	—	—	200	—	—	200
Additional Contribution from the Issuance of Below Market Interest Debt	—	—	—	—	46	—	—	46
Issuance of Shares Subscription Receipt Offering, Net	—	3,573,450	7,354,050	10,927,500	45,948	—	—	45,948
Broker Warrants Issued in Reverse Takeover Transaction	—	—	—	—	1,519	—	—	1,519
Net Consideration Provided in Reverse Takeover Transaction	—	—	200,000	200,000	(460)	—	—	(460)
Shares Issued for Cash - Warrant Exercise	—	—	321,268	321,268	1,489	—	—	1,489
Conversions of Multiple Voting to Subordinate Voting Shares	—	(3,259,799)	3,259,799	—	—	—	—	—
Share-based Compensation	—	—	—	—	15,020	—	—	15,020
Net Income	—	—	—	—	—	—	10,893	10,893

Balance, December 31, 2018	85,246,600	13,750,451	11,135,117	110,132,168	$75,218	$—	3,596	78,814

Additional Contribution from the Issuance of Below
Market Interest Debt	—	—	—	—	10	—	—	10
Conversions of Super and Multiple Voting Shares to Subordinate Voting Shares	(17,433,300)	(7,089,077)	24,522,377	—	—	—	—	—
Shares issued for cash - Warrant Exercise	—	—	214,178	214,178	964	—	—	964
Net Income	—	—	—	—	—	—	53,094	53,094

Balance, December 31, 2019	67,813,300	6,661,374	35,871,672	110,346,346	$76,192	$—	56,691	132,883

Share-based compensation	—	—	—	—	2,765	—	—	2,765
Reclassification of Warrants to Equity	—	—	—	—	—	52,570	—	52,570
Shares issued for cash - Warrant Exercise	—	—	2,723,411	2,723,411	11,459	—	—	11,459
Contingent Consideration Payable in Shares	—	—	—	—	65,000	—	—	65,000
Exercise of Stock Options	—	—	9,180	9,180	—	—	—	—
Issuance of Shares in Private Placement, Net of Issuance Costs	—	—	4,715,000	4,715,000	83,228	—	—	83,228
Shares issued for PurePenn and Solevo Acquisitions	—	—	1,780,061	1,780,061	37,000	—	—	37,000
Conversions of Multiple Voting to Subordinate Voting Shares	(9,630,800)	(5,222,337)	14,853,137	—	—	—	—	—
Net Income	—	—	—	—	—	—	62,999	62,999

Balance, December 31, 2020	58,182,500	1,439,037	59,952,461	119,573,998	$275,644	$52,570	$119,690	447,904

The accompanying notes are an integral part of these consolidated financial statements.

TRULIEVE CANNABIS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	2020	2019	2018
CASH FLOW FROM OPERATING ACTIVITIES
Net Income and Comprehensive Income	$62,999	$53,094	$10,893
Adjustments to Reconcile Net Income and Comprehensive Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	12,600	5,079	1,138
Depreciation and Amortization Included in Cost of Goods Sold, Net	11,542	7,992	1,968
Non-Cash Interest Expense	2,889	849	—
Loss from Sale of Property and Equipment	63	67	46
Amortization of Operating Lease Right of Use Assets	6,045	2,733	—
Share-Based Compensation	2,765	—	15,020
Loss on Fair Value of Warrants	42,679	806	—
Deferred Income Tax Expense	(4,887)	(908)	(546)
Changes in Operating Assets and Liabilities:
Inventories	(22,534)	(54,481)	(18,751)
Accounts Receivable	1,109	—	—
Prepaid Expenses and Other Current Assets	(11,670)	(5,224)	(2,271)
Other Assets	(2,517)	147	(1,096)
Accounts Payable and Accrued Liabilities	1,002	13,587	1,056
Operating Lease Liabilities	(4,764)	(2,825)	—
Other Long-Term Liabilities	—	3,915	723
Income Tax Payable	(2,452)	(6,735)	13,926
Deferred Revenue	4,774	977	1,412

NET CASH PROVIDED BY OPERATING ACTIVITIES	99,643	19,073	23,517

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	(99,941)	(71,834)	(42,561)
Purchases of Property and Equipment from Construction	(41,116)	(2,571)	—
Capitalized Interest	(4,803)	(471)	(980)
Acquisitions, Net of Cash Acquired	(27,923)	(19,825)	(7,644)
Cash Paid to Acquire License Agreement	(887)	—	—
Proceeds from Sale of Property and Equipment	16	29	129

NET CASH USED IN INVESTING ACTIVITIES	(174,654)	(94,673)	(51,055)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from Issuance of Notes Payable	—	—	6,040
Proceeds from Issuance of Notes Payable—Related Party	—	—	11,357
Proceeds from Debt Financings, Net of Discounts and Accrued Interest	—	122,215	—
Proceeds from Share Warrant Exercise	11,459	964	1,289
Proceeds from Construction Finance Liability	41,116	23,071	—
Payments on Notes Payable	—	—	(6,000)
Payments on Notes Payable - Related Party	(941)	(1,520)	(8,677)
Payments on Construction Finance Liability	(4,951)	(115)	—
Payments on Lease Obligations	—	(1,633)	(454)
Proceeds from Shares Issued Pursuant to Private Placement	83,228	—	47,467
Payments on Issuance of Shares for Reverse Transaction	—	—	(460)

NET CASH PROVIDED BY FINANCING ACTIVITIES	129,911	142,982	50,561

NET INCREASE IN CASH AND CASH EQUIVALENTS	54,900	67,383	23,023
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	91,813	24,430	1,407

CASH AND CASH EQUIVALENTS, END OF PERIOD	$146,713	$91,813	$24,430

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
CASH PAID DURING THE YEAR FOR
Interest	$22,135	$7,417	$2,948

Income Taxes	$105,248	$43,658	$8,195

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES
Shares Issued for PurePenn and Solevo Acquisition	$37,000	—	—

Shares Reserved for PurePenn and Solevo Acquisition	$65,000	—	—

Purchase of Property and Equipment Financed with Notes Payable - Related Party	$—	$257	$3,095

Purchase of Property and Equipment Financed with Accounts Payable	$13,613	$6,516	$4,697

Property and Equipment Acquired via Finance Leases	$24,165	$19,883	$1,406

Transfer of Shares Treated as a Debt Discount	$—	$—	$200

Debt Discount related to Below Market Interest Debt	$—	$10	$46

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Trulieve Cannabis Corp. (“Trulieve” or the “Company”) together with its subsidiaries was incorporated in British Columbia, Canada. Trulieve (through its wholly-owned licensed subsidiary, Trulieve, Inc.) is a vertically integrated cannabis company which currently operates under licenses in six states Florida, Massachusetts, California, Connecticut and Pennsylvania to cultivate, produce, and sell medicinal-use cannabis products within such state. All revenues are generated in the United States, and all long-lived assets are located in the United States.

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration Inc. (“Schyan”) whereby Trulieve, Inc. and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (the “Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

See “Note 3—Acquisitions” for the acquisitions of Life Essence, Inc., on December 13, 2018, a Massachusetts corporation; Leef Industries, LLC, on November 30, 2018, a California limited liability company, The Healing Corner, Inc. on May 21, 2019 and PurePenn LLC and Solevo Wellness on November 12th, 2020, a Pennsylvania limited liability company.

The Company’s head office and principal address is located at 6749 Ben Bostic Road, Quincy, Florida 32351.The Company’s registered office is located at Suite 2800, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7.

The Company is listed on the Canadian Securities Exchange (the “CSE”) and began trading on September 24, 2018 under the ticker symbol “TRUL”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements present the consolidated financial position and operations of Trulieve Cannabis Corp. and its subsidiaries as of and for the years ended December 31, 2020 and 2019 (the “consolidated financial statements”) in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(b) Functional Currency

The functional currency of the Company and its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. These consolidated financial statements are presented in U.S. dollars.

(c) Basis of Consolidation

These consolidated financial statements include the financial information of the Company and its subsidiaries, Trulieve, Inc., Life Essence, Inc., Leef Industries, LLC, Trulieve Bristol, Inc. “Healing Corner”, PurePenn LLC, and Keystone Relief Centers “Solevo”. The accounts of the subsidiaries are prepared for the same reporting period using consistent accounting policies. All of the consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated financial statements (i.e., from the date of their acquisition). See “Note 3—Acquisitions” for further details on the acquired companies. Intercompany transactions, balances and unrealized gains or losses on transactions are eliminated.

(d) Cash and Cash Equivalents

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions plus cash held at retail locations. Cash held in money market investments are carried at fair value, cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

(e) Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of December 31, 2020 and 2019.

(f) Property and Equipment

Property and equipment are measured at cost less accumulated depreciation and impairment losses. Depreciation is recognized on a straight-line basis over the following terms:

Land	Not Depreciated
Buildings & Improvements	7 to 40 Years
Furniture & Equipment	3 to 10 Years
Vehicles	3 to 5 Years
Construction in Progress	Not Depreciated
Leasehold Improvements	The lesser of the life of the lease or the estimated useful life of the asset

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate.

Property and equipment, as well as right-of-use assets and definite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require these long-lived assets to be tested for possible impairment and the Company’s analysis indicates that a possible impairment exists based on an estimate of undiscounted future cash flows, the Company is required to estimate the fair value of the asset.

An impairment charge is recorded for the excess of the asset’s carrying value over its fair value, if any. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. The Company did not record any impairment charges on these long-lived assets during the years ended December 31, 2020 and 2019.

Gains or losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in the statement of operations and comprehensive income. Construction in progress is transferred when available for use and depreciation of the assets commences at that point.

The Company capitalizes interest on debt financing invested in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

(g) Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. As of December 31, 2020 and 2019, the Company has determined that no impairment exists.

Intangible assets are amortized using the straight-line method over estimated useful lives as follows:

Dispensary License	15 Years
Tradenames	2 to 10 Years
Customer Relationship	5 Years
Moxie Brand	3 Years
Non-Compete	2 Years
Trademarks	6 months to 1 Year

(h) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company reviews indefinite lived assets, including goodwill, annually at fiscal year-end or at interim periods if events or circumstances indicate the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available.

The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, as necessary, using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows.

The Company operates as one operating segment and reporting unit and therefore, evaluates goodwill and other intangible assets with indefinite lives for impairment annually as one singular reporting unit once a year or more often when an event occurs or circumstances indicate the carrying value may not be recoverable The Company’s policy is to first perform a qualitative assessment to determine if it was more-likely-than-not that the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. The amount of goodwill impairment is determined as the excess of the carrying value of the reporting unit’s goodwill over the fair value of that reporting unit.

The Company did not identify any impairment of its goodwill at December 31, 2020 and 2019.

(i) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	Year Ended December 31,
	2020	2019

	(dollars in thousands)
Trade Accounts Payable	$9,247	$9,954
Trade Accounts Payable—Related Party	10,403	6,463
Accrued Payroll	11,030	5,822
Other Payables and Accrued Liabilities	11,222	2,069

Total Accounts Payable and Accrued Liabilities	$41,902	$24,308

(j) Leases

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), a standard that requires lessees to increase transparency and comparability among organizations by requiring the recognition of Right of Use Assets “ROU” and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The FASB has issued several amendments and practical expedients to the standard, including clarifying guidance, transition relief on comparative reporting at adoption, a practical expedient, which allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases, and codification improvements to clarify that lessees and lessors are exempt from certain interim disclosure requirement associated with adopting the new leases standard.

The new standard was effective for the Company beginning January 1, 2019 and the standard was adopted using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated earnings in the period of adoption rather than restate comparative prior year periods. The cumulative effect adjustment to the opening balance of accumulated earnings is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that need to be written off; and (ii) the Company does not have any deferred gain or loss from our previous sale and operating leaseback transactions that need to be recognized. See “Note 10—Leases” for further information and the impact of adopting ASC 842 on January 1, 2019.

(k) Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

In order to recognize revenue under ASU 2014-09, the Company applies the following five (5) steps:

•	Identify a customer along with a corresponding contract;

•	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;

•	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;

•	Allocate the transaction price to the performance obligation(s) in the contract; and

•	Recognize revenue when or as the Company satisfies the performance obligation(s).

The Company’s contracts with customers for the sale of dried cannabis, cannabis oil and other cannabis related products consist of multiple performance obligations. Revenue from the direct sale of cannabis to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and the customer has paid for the goods. The Company has a loyalty rewards program that allows customers to earn reward credits to be used on future purchases. Loyalty reward credit issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to ‘revenue, net of discounts’ line on the accompanying consolidated statements of operations and comprehensive income and included as deferred revenue on the consolidated balance sheet.

Contract assets are defined in the standard to include amounts that represent the right to receive payment for goods and services that have been transferred to the customer with rights conditional upon something other than the passage of time. Contract liabilities are defined in the standard to include amounts that reflect obligations to provide goods and services for which payment has been received. There are no contract assets on unsatisfied performance obligations as of December 31, 2020 and 2019. For some of its locations, the Company offers a loyalty reward program to its dispensary customers. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. As of December 31, 2020 and 2019, the loyalty liability totaled $5.3 million and $2.4 million, respectively, that is included in deferred revenue on the consolidated balance sheet.

(l) Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within income tax expense in the consolidated statements of operations and comprehensive income.

(m) Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

Classification of financial instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 –	Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and

Level 3 –	Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

(n) Warrant Liability

The Company has issued subordinate voting share purchase warrants for the June and November debt, see “Note 9—Debt”. The June and November Warrants related to the June and November debt are governed by a warrant indenture date June 18, 2019 as supplemented pursuant to a supplement dated November 7, 2019. Each Warrant entitled the holder thereof to purchase one Subordinate Voting Share at an exercise price of C$17.25 per share at any time prior to June 18, 2022, subject to adjustment in certain events. The Warrant indenture provides that the share ratio and exercise price of the Note Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Subordinate Voting Shares. On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. The U.S. dollar exercise price was determined using the U.S. dollar exchange rate published by the Bank of Canada at the close of business on December 9, 2020 of C$1.00 = $0.781. See “Note 9—Debt” for further information.

(o) Share Capital

Common shares are classified as equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

(p) Earnings Per Share

The Company computes basic earnings attributable to common shareholders per share by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share attributable to shareholders gives effect to all potential dilutive shares outstanding during the period. The number of dilutive shares is calculated using the treasury stock method which reduces the effective number of shares by the amount of shares the Company could purchase with the proceeds of assumed exercises.

(q) Advertising Costs

Advertising costs which are expensed as incurred and are included in sales and marketing expenses were $2.1 million, $1.9 million and $0.3 million for the years ended December 31, 2020 2019, and 2018, respectively.

(r) Net Income and Comprehensive Income

The Company does not have any elements of other comprehensive income, therefore net income and comprehensive income are the same.

(s) Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Accounting for acquisitions and business combinations

The Company has treated the acquisitions described in Note 3 (a) (b) and (c) as business combinations. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired, and consideration paid are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

The Company has treated the acquisitions described in Note 3 (d) and (e) as asset acquisitions. Treatment as a business combination would have resulted in the Company expensing the acquisition costs and recognition of a deferred tax liability related to licenses.

Inventories

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

Goodwill impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Leases—(ASU 842)

Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available in accordance with ASU 842. If that rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases. Information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leased assets is not available. The Company determines the incremental borrowing rate as the interest rate the Company would pay to borrow over a similar term the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. Leases requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Estimated useful lives and depreciation and amortization of property and equipment and intangible assets

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based payment arrangements

The Company uses the Black-Scholes pricing model to determine the fair value of warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

The Company classified its stock warrants as either liability or equity instruments in accordance with ASC 480, “Distinguishing Liabilities from Equity” (ASC 480) and ASC 815, “Derivatives and Hedging” (ASC 815), depending on the specific terms of the warrant agreement.

Because of the Canadian denominated exercise price, the June and November Warrants did not qualify to be classified within equity and were therefore classified as derivative liabilities at fair value with changes to earnings in the statements of operations. On December 10, 2020, the Company amended the terms of the Warrants to convert the exercise price of the Warrants to U.S. Dollar which were then classified as equity on the consolidated Balance Sheet.

The fair value of all warrants issued are determined by using the Black-Scholes valuation technique and were assigned based on the relative fair value of both the debt and the warrants issued.

(t) Recently Issued Accounting Pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which clarifies and improves existing authoritative guidance related to leasing transactions. This ASU will require the recognition of lease assets and liabilities for operating leases with terms of more than 12 months. The presentation of leases within the consolidated statement of operations and comprehensive income and cash flows will be substantially consistent with previous accounting guidance. This update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company implemented this guidance in the first quarter of 2019 using the modified retrospective transition method and did not restate comparative periods. Refer to Note 10—Leases (ASC 842) for more information.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of current expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require financial institutions and other organizations to use forward-looking information to better formulate their credit loss estimates. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration. This update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2020 and adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820). ASU 2018-13 adds, modifies, and removes certain fair value measurement disclosure requirements. ASU 2018-13 is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company adopted ASU 2018-13 on January 1, 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

3.	ACQUISITIONS

(a) PurePenn, LLC and Pioneer Leasing & Consulting, LLC

On November 12, 2020, the Company acquired 100% of the membership interests of both PurePenn, LLC and Pioneer Leasing & Consulting, LLC (collectively “PurePenn”). The purpose of this acquisition was to acquire the cultivation and manufacturing facility located in McKeesport, Pennsylvania. Trulieve acquired PurePenn for an upfront payment of $46 million, comprised of $27 million or 1,780,061 in Trulieve subordinate voting shares (“Trulieve Shares”) and $19 million in cash, plus a potential earn-out payment of up to 2,405,488 Trulieve Shares based on the achievement of certain agreed EBITDA milestones. The earn-out period is through the end of 2021. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations, and related operating results are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and statement of cash flows for periods subsequent to the acquisition date. Total transaction costs related to the acquisition were approximately $1.8 million and have been included in the year ended December 31, 2020 consolidated statements of operations and comprehensive income. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production, therefore goodwill is not deductible.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$19,000
Shares issued upon issuance	27,000
Contingent consideration payable in shares	50,000

Fair value of consideration exchanged	$96,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$563
Accounts receivable	1,300
Prepaids and other current assets	376
Inventory	7,461
Property and equipment, net	26,233
Intangible assets:
Tradename	580
Moxie license	2,960
State license	45,310
Goodwill	47,311
Other assets	478
Accounts payable and accrued expenses	(2,189)
Construction liability	(17,413)
Deferred tax liability	(16,970)

Total net assets acquired	96,000

(b) Keystone Relief Centers, LLC

On November 12, 2020, the Company acquired 100% of the membership interests of Keystone Relief Centers, LLC (referred to herein as “Solevo Wellness”). The purpose of this acquisition was to acquire the licenses to operate three medical marijuana dispensaries in the Pittsburgh, Pennsylvania area. Trulieve acquired Solevo for an upfront purchase price of $20 million, comprised of $10 million in cash and $10 million or 481,097 in Trulieve Shares, plus a potential earn-out payment of up to 721,647 Trulieve Shares based on the achievement of certain agreed EBITDA milestones. The earn-out period is through the end of 2021. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations, and related operating results are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and statement of cash flows for periods of subsequent to the acquisition date. Total transaction costs related to the acquisition were approximately $0.9 million and have been included in the year ended December 31, 2020 consolidated statements of operations and comprehensive income. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production, therefore goodwill is not deductible.

The preliminary valuation was based on Management’s estimates and assumptions which are subject to change within the purchase price allocation period (generally one year from the acquisition date). The primary areas of the purchase price allocation that are not yet finalized relate to the valuation of the tangible and intangible assets acquired and the residual goodwill.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$10,000
Shares issued upon issuance	10,000
Contingent consideration payable in shares	15,000
Net working capital adjustment	715

Fair value of consideration exchanged	$35,715

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$1,229
Accounts receivable	117
Prepaids and other current assets	91
Inventory	2,337
Property and equipment, net	2,245
Right of use asset	2,156
Intangible assets:
Dispensary License	16,090
Tradename	930
Goodwill	19,473
Accounts payable and accrued expenses	(790)
Lease liability	(2,156)
Deferred tax liability	(6,007)

Total net assets acquired	$35,715

The consolidated unaudited proforma revenue and net income, which includes our acquisition of PurePenn and Solevo Wellness, assuming the acquisition occurred on January 1, 2020 through December 31, 2020 were approximately $575.2 million and $75.7 million. Financial information is not available for the years ended December 31, 2019 and 2018.

(c) The Healing Corner, Inc.

On May 21, 2019, the Company acquired all of the issued and outstanding shares of The Healing Corner, Inc. The purpose of this acquisition was to acquire the medical marijuana license in the State of Connecticut. The acquisition was financed with cash on hand and borrowings. The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (ASC) 805, Business Combinations, and related operating results are included in the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and statements of cash flows for periods subsequent to the acquisition date. Total transaction costs related to the acquisition were approximately $0.3 million and has been included in the year ended December 31, 2019 consolidated statements of operations and comprehensive income. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. Goodwill is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of production.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$19,900

Fair value of consideration exchanged	$19,900

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$2
Inventory	73
Prepaids	4
Property and equipment, net	203
Intangible assets:
Dispensary License	14,300
Trademark	321
Customer Relationship	1,000
Non-Compete	35
Goodwill	7,316
Accrued expenses	(4)
Deferred tax liability	(3,350)

Total net assets acquired	$19,900

(d) Life Essence, Inc.

On December 13, 2018, the Company acquired all of the issued and outstanding shares of Life Essence, Inc. The purpose of this acquisition was to acquire the licenses to operate three medical marijuana dispensaries and a marijuana cultivation and processing facility. The acquisition was financed with cash on hand. The Company determined that the net assets acquired did not meet the definition of a business in accordance with ASC 805, Business Combinations, and was therefore accounted for as an asset acquisition. Operating results of the acquired entity are included in the accompanying consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for periods subsequent to the acquisition date.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$4,125
Transaction costs	270

Fair value of consideration exchanged	$4,395

Recognized amounts of identifiable assets acquired and liabilities assumed:
Intangible asset—dispensary license	$6,144
Accrued expenses	(121)
Deferred tax liability	(1,628)

Total net assets acquired	$4,395

(e) Leef Industries, LLC

On November 30, 2018, the Company acquired 80% of the issued and outstanding membership interests of Leef Industries, LLC. Payment for 19% occurred in 2019 and payment for the remaining 1% was made in 2020. The purpose of this acquisition was to acquire the recreational marijuana license. The Company deterred that the net assets acquired did not meet the definition of a business in accordance with ASC 805, Business Combinations, and was therefore accounted for as an asset acquisition. Operating results of the acquired entity are included in the accompanying consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for periods subsequent to the acquisition date.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

(dollars in thousands)
Consideration:
Cash	$3,250
Balance of Purchase Price Payable	750
Transaction costs	25

Fair value of consideration exchanged	$4,025

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	$7
Inventory	19
Property and equipment, net	8
Intangible assets:
Dispensary License	5,470
Tradename	10
Accrued expenses	(38)
Deferred tax liability	(1,452)

Total net assets acquired	$4,025

(f) Patient Centric of Martha’s Vineyard Ltd.

In October 2020, Life Essence, entered into an asset purchase agreement with Patient Centric of Martha’s Vineyard Ltd. or PCMV, pursuant to which Life Essence agreed to purchase certain assets of PCMV including the rights to a Provisional Marijuana Retailer License from the Massachusetts Cannabis Control Commission, the right to exercise an option held by PCMV to lease real property in Framingham, Massachusetts for use as a marijuana retailer, and necessary municipal entitlements to operate as a marijuana retailer at the property. Life Essence has agreed to acquire these assets for an aggregate purchase price of $4.7 million payable in Subordinate Voting Shares totaling 258,383, of which 10,881 are subject to a holdback for six months as security for any indemnity claims by us under the asset purchase agreement. The asset purchase agreement includes customary representations, warranties, and indemnities. We expect the closing of the transaction to occur promptly following receipt of applicable state and local regulatory approvals. The issuance of the Subordinate Voting Shares at the closing will have a dilutive impact on our existing shareholders. The closing of the asset acquisition is subject to customary closing conditions including necessary regulatory approvals.

4.	INVENTORIES

Inventories are comprised of the following items at December 31:

	2020	2019

	(dollars in thousands)
Raw Material
Cannabis plants	10,661	$10,835
Harvested Cannabis and Packaging	11,233	8,132

Total Raw Material	21,894	18,967
Work in Process	54,781	34,212
Finished Goods-Unmedicated	3,908	5,263
Finished Goods-Medicated	17,730	7,538

Total Inventories	98,312	$65,981

5.	PROPERTY AND EQUIPMENT

At December 31, 2020 and 2019, Property and Equipment consisted of the following:

	2020	2019

	(dollars in thousands)
Land	$5,022	$4,479
Buildings & Improvements	112,692	89,542
Construction in Progress	182,962	24,732
Furniture & Equipment	46,532	38,659
Vehicles	351	288

Total	347,559	157,701
Less: accumulated depreciation	(29,858)	(12,953)

Total property and equipment, net	$317,701	$144,748

For the years ended December 31, 2020, 2019 and 2018, the Company capitalized interest of $4.8 million, $0.5 million and $1.0 million, respectively.

For the years ended December 31, 2020, 2019 and 2018, there was depreciation expense of $16.9 million, $9.3 million and $3.0 million, respectively.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the years ended December 31, 2020, 2019 and 2018, property and equipment purchases from the Supplier totaled $96.7 million, $46.4 million and $12.1 million, respectively. As of December 31, 2020 and 2019, $10.4 million and $6.5 million was included in accounts payable. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and all invoices of the Supplier are reviewed by the office of the Company’s general counsel.

6.	INTANGIBLE ASSETS & GOODWILL

At December 31, 2020 and 2019, definite-lived intangible assets consisted of the following:

	December 31, 2020
(dollars in thousands)	Net amount	Acquired license agreements	Additions from acquisitions	Amortization expense	Net amount
Licenses	$24,538	$887	$61,400	$2,308	84,517
Moxie brand	—	—	2,960	132	2,828
Tradenames	800	—	1,510	201	2,109
Customer relationship	883	—	—	200	683
Non-compete	25	—	—	18	7
Trademarks	134	—	—	134	—

	$26,380	$887	$65,870	$2,992	90,144

	December 31, 2019
(dollars in thousands)	Net amount	Acquired license agreements	Additions from acquisitions	Amortization expense	Net amount
Licenses	$11,568	$—	$14,300	$1,330	$24,538
Moxie brand	—	—	—	—	—
Tradenames	900	—	—	100	800
Customer relationship	—	—	1,000	117	883
Non-compete	—	—	35	10	25
Trademarks	9	—	321	196	134

	$12,477	$—	$15,656	$1,753	$26,380

Amortization expense for the years ended December 31, 2020 and 2019 was $3.0 million and $1.8 million, respectively.

The following table outlines the estimated future annual amortization expense related to intangible assets as of December 31, 2020:

Year Ended December 31,	Estimated Amortization
(dollars in thousands)
2021	$7,914
2022	7,823
2023	7,038
2024	6,066
2025	5,982
Thereafter	55,321

$90,144

Goodwill arose from the acquisition of PurePenn, LLC, Pioneer Leasing & Consulting and Solevo Wellness, and The Healing Corner, Inc. see “Note 3—Acquisitions”. The Company tested for impairment in the fourth quarter of the year ended December 31, 2020.

At December 31, 2020, Goodwill consisted of the following:

(dollars in thousands)
At January 1, 2019	$—
Acquisition of The Healing Corner, Inc.	7,316
At of December 31, 2019	$7,316
Acquisition of PurePenn, LLC and Pioneer Leasing & Consulting, LLC	47,311
Acquisition of Solevo Wellness	19,473

At December 31, 2020	$74,100

7.	NOTES PAYABLE

At December 31, 2020 and 2019, notes payable consisted of the following:

	2020	2019

	(dollars in thousands)
Promissory note dated April 10, 2017, with annual interest at 12%, due between April and July 2022	$4,000	$4,000
Promissory note dated December 7, 2017, with annual interest at 12%, secured by certain property located in Miami, FL, due December 2021	2,000	2,000
Less current portion	(2,000)	(2,000)

Long Term Notes Payable	$4,000	$4,000

The unsecured promissory note dated April 10, 2017, was amended in January 2019 to extend the maturity date by three years to 2022, all other terms remain unchanged.

The promissory note dated December 7, 2017, has terms allowing the lender to request prepayment at any time once the Company had raised in excess of $24.0 million. In conjunction with the close of the SR Offering, the promissory note became due on demand.

Stated maturities of notes payables are as follows:

Year Ended December 31,	(dollars in thousands)
2020	$—
2021	2,000
2022	4,000

$6,000

8.	NOTES PAYABLE RELATED PARTY

At December 31, 2020 and 2019, notes payable to related parties consisted of the following:

	2020	2019	2018

	(dollars in thousands)
Notes payable due to related parties, with varying interest rates between 8% to 12% annual, with varying maturity dates	$12,011	$12,952	$14,215
Less debt discount	—	(49)	(141)
Less current portion	(12,011)	(924)	(1,427)

Non-current portion	$—	$11,979	$12,647

In February 2019, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $0.3 million. The loan was issued in March 2019. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $10,092 using an annual discount interest rate of 12%.

In March 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $0.2 million. The loan was funded in April 2018. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $6,232 using an annual discount interest rate of 12%.

In April 2018, the Company entered into a $6.0 million unsecured promissory note with Clearwater GPC, an entity controlled by members of management and shareholders with a 24-month maturity and 12% annual interest rate. Approximately $1.5 million of the outstanding balance of C2C lines of credit was extinguished in lieu of cash proceeds as part of the funding of this promissory note. The Company shall make monthly interest payments to the lender and all outstanding principal and any unpaid accrued interest shall be due and payable in full on maturity. If the Company goes public on any foreign or domestic exchange, this promissory note will be due within 90 days of the initial public offering. The Company did go public and in September 2018 the note was paid in full.

In May 2018, the Company entered into two separate unsecured promissory notes (the “Traunch Four Note” and the “Rivers Note”) for a total of $12.0 million. The Traunch Four Note is held by Traunch Four, LLC, an entity whose direct and indirect owners include Kim Rivers, the Chief Executive Officer and Chair of the Board, as well as Thad Beshears, Richard May, George Hackney, all of whom are directors of Trulieve, and certain of Richard May’s family members. The Rivers Note is held by Kim Rivers. Each promissory note has a 24-month maturity and 12% annual interest rate. The two unsecured promissory notes were amended in December 2019 to extend the maturity one year to May 2021, all other terms remain unchanged.

In June 2018, the Company entered into a 24-month unsecured loan with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for $0.3 million. The Company determined that the stated interest rate was below market rates and recorded a debt discount of $10,276 using an annual discount interest rate of 12%.

In November 2018, the Company entered into two separate 24-month unsecured loans each with an 8% annual interest rate with Benjamin Atkins, a former director and shareholder for a total of $0.5 million. The Company determined that the stated interest rate was below market rates and recorded a debt discount for a total of $18,624 using an annual discount interest rate of 12%.

As disclosed in the consolidated statements of cash flows, under other noncash investing and financing activities, the noncash portion of the notes for the years ended December 31, 2019 and 2018 was $0.3 million and $3.1 million, respectively, and was used to finance acquisition of property and equipment. The lenders paid for the property and equipment directly while issuing the Company promissory notes and the Company took custody of the property and equipment.

Stated maturities of notes payable to related parties are as follows:

Year Ended December 31,	(dollars in thousands)
2021	$12,011

$12,011

9.	DEBT

On May 16, 2019, the Company completed a private offering of an aggregate principal amount of $17.8 million of 9.75% unsecured notes of the Company maturing on August 14, 2019 (the “Bridge Notes”). In connection with the closing of the June Units (defined below), the Company repaid the Bridge Notes.

On June 18, 2019, the Company completed a private placement financing comprising 5-year senior secured promissory notes (the “June Notes”) with a face value of $70.0 million The June Notes accrue interest at an annual rate of 9.75%, payable semi-annually, in equal installments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The purchasers of the June Notes also received warrants to purchase 1,470,000 Subordinate Voting Shares at an exercise price of $13.47 (the “June Warrants”), which can be exercised for three years after the closing.

The fair value of the June Notes was determined to be $63.9 million using an interest rate of 13.32% which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the June Warrants. The fair value of the June Warrants was determined to be $4.7 million using the Black-Scholes option pricing model and the following assumptions: Share Price: C$14.48; Exercise Price: C$17.25; Expected Life: 3 years; Annualized Volatility: 49.96%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.34.

Issuance costs totaling $3.1 million were allocated between the June Notes and the June Warrants based on their relative fair values with $2.9 million allocated to the June Notes and $0.2 million expensed as incurred.

The June Notes will accrete from their carrying value on June 18, 2019 of $60.1 million to $70.0 million at maturity in 5 years using an effective interest rate of 13.32%. For the years ended December 31, 2020 and 2019 accretion expense of $1.5 million and $0.7 million respectively, was included in general and administrative expenses in the statements of operations and comprehensive income.

Because of the Canadian denominated exercise price, the June Warrants did not qualify to be classified within equity and were therefore classified as derivative liabilities at fair value with changes in fair value charged or credited to earnings in the consolidated statements of operations and comprehensive income prior to December 10, 2020.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. The U.S. dollar exercise price was determined using the U.S. dollar exchange rate published by the Bank of Canada as at the close of business on December 9, 2020 of C$1.00 = $0.781. As of December 10, 2020, the June Notes converted to equity as per ASC 815-40, at an expense of $25.5 million which is included in other (expense) income on the consolidated statement of operations and comprehensive income.

On November 7, 2019, the Company completed a prospectus offering of 60,000 units of the Company (the “November Units”), comprised of an aggregate principal amount of $60.0 million of 9.75% senior secured notes of the Company maturing in 2024 (the “November Notes”) and an aggregate amount of 1,560,000 Subordinate Voting Share warrants of the Company (each individual warrant being a “November Warrant”) at a price of $980 per Unit for a gross proceeds of $61.1 million. Each Unit was comprised of one Note issued in denominations of $1,000 and 26 Warrants.

The fair value of the November Notes was determined to be $56.7 million using an interest rate of 13.43% which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the November Warrants. The fair value of the November Warrants was determined to be $4.4 million using the Black-Scholes option pricing model and the following assumptions: Share Price: C$14.29; Exercise Price: C$17.25; Expected Life: 2.6 years; Annualized Volatility: 48.57%; Dividend yield: 0%; Discount Rate: 1.92%; C$ Exchange Rate: 1.32

Issuance costs totaling $2.1 million were allocated between the November Notes and the November Warrants based on their relative fair values with $2.0 million allocated to the November Notes and $0.2 million expensed in the consolidated statements of operations and comprehensive income.

The November Notes will accrete from their carrying value on November 7, 2019 of $54.7 million to $60.0 million at maturity in 4.6 years using an effective interest rate of 13.43%. For the years ended December 31, 2020 and 2019, the Company incurred accretion expense of $1.3 million and $0.1 million which is included in general and administrative in the consolidated statements of operations and comprehensive income.

Because of the Canadian denominated exercise price, the November Warrants did not qualify to be classified within equity and were therefore classified as derivative liabilities at fair value with changes in fair value charged or credited to earnings in the consolidated statements of operations and comprehensive income prior to December 10, 2020.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the “Public Warrants”) to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. The U.S. dollar exercise price was determined using the U.S. dollar exchange rate published by the Bank of Canada as at the close of business on December 9, 2020 of C$1.00 = $0.781. As of December 10, 2020, the November Notes converted to equity as per ASC 815-40, at an expense of $27.1 million, which is included in other (expense) income on the consolidated statement of operations and comprehensive income.

The $130.0 million principal amount of the June and November Notes are due in June 2024.

Scheduled annual maturities of the principal portion of long-term debt outstanding at December 31, 2020 in the successive five-year period and thereafter are summarized below:

Year Ended December 31,	Other Long-term Liabilities
(dollars in thousands)
2021	$—
2022	—
2023	—
2024	130,000
2025
Thereafter	—
Total Debt	130,000
Less: Unamortized debt issuance costs	(12,835)

Net Debt	$117,165

The net debt of $117.2 million is recorded as other long-term liabilities in our consolidated balance sheet as of December 31, 2020

10.	LEASES

On January 1, 2019, the Company adopted ASC 842, Leases (“Topic 842”) using the modified retrospective transition method. Topic 842 requires the recognition of lease assets and liabilities for operating and finance leases. Beginning on January 1, 2019, the Company’s consolidated financial statements are presented in accordance with the revised policies.

Management elected to utilize the practical expedients permitted under the transition guidance within Topic 842, which allowed the Company to carry forward prior conclusions about lease identification, classification and initial direct costs for leases entered prior to adoption of Topic 842. Additionally, management elected not to separate lease and non-lease components for all of the Company’s leases. For leases with a term of 12 months or less, management elected the short-term lease exemption, which allowed the Company to not recognize right-of-use assets (“ROU”) or lease liabilities for qualifying leases existing at transition and new leases the Company may enter into in the future.

The Company leases real estate used for dispensaries, production plants, and corporate offices. Lease terms for real estate generally range from 5 to 10 years. Most leases include options to renew for varying terms at the Company’s sole discretion. Other leased assets include passenger vehicles and trucks and equipment. Lease terms for these assets generally range from 3 to 5 years. Certain leases include escalation clauses or payment of executory costs such as property taxes, utilities, or insurance and maintenance. Rent expense for leases with escalation clauses is accounted for on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As a result of the adoption of ASU 2016-02, the Company recorded operating right-of-use assets of $21.7 million, operating lease liabilities of $22.4 million and finance ROU assets and corresponding lease liabilities of $1.2 million. Upon adoption of ASU 2016-02, operating ROU assets were adjusted for deferred rent and prepaids as of January 1, 2019. The Company’s incremental borrowing rate is used in determining the present value of future payments at the commencement date of the lease, or for the adoption of ASU 2016-02, at January 1, 2019. Balances related to operating and finance leases are included in ROU assets and lease liabilities in the 2019 consolidated balance sheet.

The following table provides the components of lease cost recognized in the consolidated statement of operations and comprehensive income for the year ended December 31, 2020 and 2019.

	Year Ended December 31,
Lease Cost	2020	2019
Operating lease cost	5,700	5,542
Finance lease cost:
Amortization of lease assets	4,956	1,984
Interest on lease liabilities	2,133	960

Finance lease cost	7,089	2,944
Variable lease cost	222	192

Total lease cost	$13,010	$8,678

Other information related to operating and finance leases as of and for the year ended December 31, 2020 are as follows:

	Finance Lease	Operating Lease
Weighted average discount rate	8.36%	8.64%
Weighted average remaining lease term (in years)	8.51	7.49

The maturity of the contractual undiscounted lease liabilities as of December 31, 2020 is as follows:

Year Ended December 31,	Finance Lease	Operating Lease

	(dollars in thousands)
2021	$6,964	$5,480
2022	6,642	5,405
2023	6,257	5,276
2024	5,787	4,921
2025	5,588	4,843
Thereafter	24,669	14,225

Total undiscounted lease liabilities	55,907	40,150
Interest on lease liabilities	(16,972)	(10,545)

Total present value of minimum lease payments	38,935	29,605
Lease liability—current portion	3,877	3,154

Lease liability	$35,058	$26,450

11.	CONSTRUCTION FINANCE LIABILITY

In July 2019, the Company sold property it had recently acquired in Massachusetts for $3.5 million, which was the cost to the Company. In connection with the sale of this location, the Company agreed to lease the location back for cultivation. This transaction was determined to be a finance lease, and therefore did not meet the definition of a sale because control was never transferred to the buyer-lessor. The transaction was treated as a failed sale-leaseback financing arrangement.

Included in the agreement, the Company completed the tenant improvements related to the property, for which the landlord has provided a tenant improvement allowance (“TI Allowance”) for $40.0 million. As of December 31, 2020, and December 31, 2019 $40.0 million and $2.5 million, respectively, of the TI Allowance has been provided respectively. The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial payments are equal to 11% of the sum of the purchase price for the property and will increase when a draw is made on the TI Allowance. In addition, a 3% increase in payments will be applied annually after the first year. As of December 31, 2020 and 2019, the total finance liability associated with this transaction is $43.9 million and $6.1 million, respectively.

In October 2019, the Company sold property in Florida in exchange for cash of $17.0 million. Concurrent with the closing of the purchase, the buyer entered into a lease agreement with the Company, for continued operation as a licensed medical cannabis cultivation facility. Control was never transferred to the buyer-lessor because the transaction was determined to be a finance lease and did not meet the requirements of a sale. The transaction was treated as a failed sale-leaseback financing arrangement.

The initial term of the agreement is ten years, with two options to extend the term for five years each. The initial annualized payments are equal to 11% of the purchase price for the property. A 3% increase in payments will be applied annually after the first year. As of December 31, 2020 and 2019, the total finance liability associated with this transaction is $17.2 million and $16.9 million, respectively.

Under the failed-sale-leaseback accounting model, the Company is deemed under GAAP to own this real estate and will reflect the properties on our consolidated balance sheet and depreciate over the assets’ remaining useful life.

The Company is making interest only payments through 2024 with the entire balance of $23.0 million due thereafter.

In October 2019, prior to acquisition by the Company, PurePenn, LLC (“PurePenn”) sold their cannabis cultivation facility in Pennsylvania for $5.0 million. Simultaneously with the closing of the sale, PurePenn agreed to lease the cultivation facility back.

The initial term of the lease is fifteen years, with two five-year options to renew. The landlord has agreed to provide a tenant improvement allowance of $21.0 million as an additional component of base rent. Payments are made based on one twelfth (1/12) of the TI allowance dispersed with 12.75% due for the first $5.0 million and 13.75% thereafter. As of December 31, 2020, $16.7 million of the TI allowance has been provided. Subsequent to December 31, 2020, the Company entered into an amendment with the landlord to increase the tenant improvement allowance to $36.5 million at a rate of 10.75% on the additional allowance in excess of $21.0 million.

12.	SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

(i) Unlimited number of Subordinate Voting Shares

Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

As of December 31, 2020, 2019 and 2018, there were 59,952,461 and 35,871,672 and 11,135,117 Subordinate Voting Shares issued and outstanding, respectively.

(ii) Unlimited number of Multiple Voting Shares

Holders of Multiple Voting shares are entitled to notice of and to attend any meetings of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (initially, 100 votes per Multiple Voting Share). The initial “Conversation Ratio” for Multiple Voting Shares is 100 Subordinate Voting shares for each Multiple Voting Share, subject to adjustment in certain event. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares.

No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

As of December 31, 2020, 2019 and 2018, there were 14,390, 66,614 and 137,505 Multiple Voting Shares issued and outstanding, respectively, which were equal to 1,439,037, 6,661,374 and 13,750,451 Subordinate Voting Shares, respectively, if converted. During the year ended December 31, 2019, 70,891 Multiple Voting Shares were converted into 7,089,077 Subordinate Voting Shares. There were no Multiple Voting Shares converted during the year ended December 31, 2018.

(iii) Unlimited number of Super Voting Shares

Holders of Super Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Super Voting Shares are be entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (initially, 200 votes per Super Voting Share). Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinated Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares. The initial “Conversion Ratio” for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment in certain events.

As of December 31, 2020, 2019 and 2018 there were 581,825, 678,133 and 852,466 Super Voting Shares issued and outstanding, respectively, which were equal to 58,182,500, 67,813,300 and 85,246,600 Subordinate Voting Shares, respectively, if converted. During the year ended December 31, 2019, 174,333 Super Voting Shares were converted into 17,433,300 Subordinate Voting Shares. There were no Super Voting Shares converted during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company entered into four separate $6.0 million promissory notes see “Note 7—Notes Payable and Note 8—Notes Payable Related Party”. In conjunction with the closing of the promissory notes, as additional consideration to the lenders, existing shareholders agreed to dilute their ownership and transfer shares from their personal shareholdings which were valued at $0.2 million. The Company treated that dilution to additional paid in capital and as an additional debt discount of $50,000 per note.

On August 27, 2018, concurrent with the Transaction, the Company completed a brokered private placement (the “SR Offering”) of 10,927,500 subscription receipts for gross proceeds of $50.6 million, which after transaction costs resulted in net proceeds of $47.5 million. The 10,927,500 issued and outstanding subscription receipts were exchanged for 10,927,500 Subordinate Voting Shares of the Company (3,573,450 of those Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares).

In connection with the SR Offering, Trulieve paid a cash fee to the Agents equal to 6.0% of the gross proceeds of the SR Offering, provided that the cash fee payable to the Agents was reduced to 3.0% in respect of sales to subscribers on a president’s list. As additional consideration, the Agents were granted an aggregate of 535,446 broker warrants (the “Broker Warrants”) on closing of the SR Offering.

The Broker Warrants are exercisable at any time prior to the date that is 24 months following the date that the Escrow Release Conditions are satisfied to acquire one Trulieve Share at the SR Offering Price, see “Note 14—Reverse Takeover Transaction”. In October 2018, 321,268 broker warrants were exercised for proceeds of approximately $1.5 million. In August 2019, 214,178 broker warrants were exercised for proceeds of approximately $964,000.

	Number of Warrants	Weighted average exercise price ($CAD)	Weighted Average Remaining Contractual Life (Yrs)
Outstanding and exercisable at December 31, 2017	—	—	—
Granted	535,446	6.00	2.00
Exercised	(321,268)	6.00	—

Outstanding and exercisable at December 31, 2018	214,178	6.00	1.66
Granted	—	—	—
Exercised	(214,178)	6.00	—

Outstanding and exercisable at December 31, 2019	—	—	—
Granted	—	—	—
Exercised	—	—	—

Outstanding and exercisable at December 31, 2020	—	—	—

On September 11, 2018, Trulieve approved a reclassification of the issued and outstanding share capital of Trulieve whereby each issued and outstanding Trulieve Share was split and became 150 Trulieve Shares. Unless otherwise noted, impacted amounts and share information included in the consolidated financial statements and notes thereto were retroactively adjusted for the stock split as if such stock split occurred on the first day of the first period presented.

13.	SHARE BASED COMPENSATION

Options

The Company has a Stock Option Plan (the “Plan”) as administered by the board of directors of the Company. The aggregate number of Subordinate Voting Shares which may be reserved for issue under the Plan shall not exceed 10% of the issued and outstanding number of Subordinate Voting Shares.

In determining the amount of share-based compensation related to options issued during the twelve months ended December 31, 2020, the Company used the Black-Scholes pricing model to establish the fair value of the options granted with the following assumptions:

Year Ended December 31, 2020
Fair Value at Grant Date	$3.11 – $3.26
Stock Price at Grant Date	$11.52 – $12.50
Exercise Price at Grant Date	$11.52 – $12.50
Expected Life in Years	1.58 – 2.00
Expected Volatility	49.10% –50.15%
Expected Annual Rate of Dividends	0%
Risk Free Annual Interest Rate	1.40% – 1.58%

The expected volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the United States two-year bond yield rate at the time of grant of the award. Expected annual rate of dividends is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

On January 3, 2020, under the Plan, the Board awarded options to purchase shares to directors, officers, and key employees of the Company. In accordance with the Plan’s policy, the vesting period for employees is 15% as of the date of issuance, 25% vest on December 31, 2020, and 60% vest on December 31, 2021. For founding members of the board of directors, the options were fully vested on the date of grant. For non-founding members of the board of directors, 50% of the options were vested on December 31, 2020, and 50% will vest on December 31, 2021.

For the twelve months ended December 31, 2020, the Company recorded share-based compensation in the amount of $2.8 million. This is recognized as $0.2 million Cost of Goods Sold, Net, $2.1 million General and Administrative and $0.5 million Sales and Marketing in the condensed consolidated interim statements of operations and comprehensive income.

The number and weighted-average exercise prices and remaining contractual life of options at December 31, 2020 were as follows:

	Number of Options	Weighted average exercise price	Weighted Average Remaining Contractual Life (Yrs)
Outstanding at January 1, 2020	—	$—	—
Granted	1,252,403	11.70	1.93
Exercised	(9,180)	11.52	—
Forfeited	(113,444)	11.52	—

Outstanding, December 31, 2020	1,129,779	11.72	1.92

Exercisable, December 31, 2020	554,456	$11.70	—

Warrants

During the year ended December 31, 2018, the Company issued 8,784,872 warrants to certain employees and directors of the Company for past services provided. The warrants had no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions: (i) the warrants may not be exercised for 18 months following the Issue Date; (ii) 50% of the warrants may be exercised between months 19-24 following the Issue Date; and (iii) the remaining 50% of the warrants may be exercised at any time thereafter until expiration. The warrants are exchangeable into Subordinate Voting Shares. For the year ended December 31, 2018, the Company recognized $15.0 million in share-based compensation expense. For the year ended December 31, 2020 and 2019, no warrants related to share-based compensation were issued.

The following table summarizes the warrants issued and outstanding to certain employees and directors of the Company as of December 31, 2020 and 2019 and the changes during the year ended December 31, 2020:

	Number of Warrants	Weighted average exercise price ($CAD)	Weighted Average Remaining Contractual Life (Yrs)
Outstanding as of December 31, 2018	8,784,872	6.00	2.72
Granted	—	—	—

Exercised	—	—	—

Outstanding as of December 31, 2019	8,784,872	6.00	1.72

Granted	—	—	—

Exercised	2,723,311	—	—

Outstanding as of December 31, 2020	6,061,561	6.00	0.72

In determining the amount of share-based compensation related to warrants issued during the year, the Company used the Black-Scholes pricing model to establish the fair value of the warrants granted. The weighted-average grant date fair value was $1.71. The following were the assumptions utilized in the model during the year ended December 31, 2020

December 31, 2020
Stock Price ($CAD)	$6.00
Exercise Price ($CAD)	$6.00
Expected Life in Years	3.00
Annualized Volatility	51%
Annual Rate of Quarterly Dividends	0%
Discount Rate—Bond Equivalent Yield	3%

Volatility was estimated by using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the life of the warrants. The risk-free rate was based on the 3-year Treasury United States bond yield rate.

14.	REVERSE TAKEOVER TRANSACTION

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement (“Letter Agreement”) with Schyan Exploration, Inc. (“Schyan”) whereby Trulieve, Inc and Schyan have agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and change the business of Schyan from a mining issuer to a marijuana issuer (“The Transaction”). The Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

Pursuant to the reverse merger, the historical financial statements of Trulieve, Inc. (the accounting acquirer) become the historical financial statements of Schyan (legal acquirer) on a go forward basis. As a result, Trulieve, Inc. has retroactively restated its share capital on a per share basis pursuant to Accounting Standards Codification (ASC) 805, Business Combinations to reflect that of the legal acquirer.

In consideration for the acquisition of Schyan, Trulieve is deemed to have issued 200,000 shares of Trulieve common stock representing $0.1 million total value based on the concurrent financing subscription price of $4.6328 “Note 13—Share Capital”. This represents an effective exchange ratio of Schyan shares of 0.01235 to 1.

The excess of the purchase price over net assets acquired was charged to the consolidated balance sheet as a reduction in share capital. Schyan equity was eliminated.

There were no identifiable assets of Schyan on the date of acquisition. The amounts below are accounted for as an offset to Additional Paid in Capital on the consolidated balance sheet as the transaction was accounted for as a recapitalization. The acquisition costs have been allocated as follows:

Fair value of 200,000 shares issued	$927
Transaction costs	460

Total purchase price	$1,387

15.	PROSPECTUS OFFERING

On September 21, 2020, the Company concluded the offer and sale of 4,715,000 Subordinate Voting Shares pursuant to an agreement with Canaccord Genuity Corp. (the “Underwriter”) at a price of $18.56 per share. After paying the Underwriter a commission of approximately $4.1 million and issuance costs of $0.1 million, the Company received aggregate consideration of approximately $83.2 million. Net proceeds from the offering are expected to be used primarily to fund Trulieve’s business development and for general working capital purposes. The Company has made the required filings to list the offered securities on the Canadian Securities Exchange.

16.	EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

	(dollars in thousands)
Net Income	$62,999	$53,094	$10,893
Weighted average number of common shares outstanding	113,572,379	110,206,103	101,697,002
Dilutive effect of warrants and options outstanding	4,753,345	5,111,839	1,504,125

Diluted weighted average number of common shares outstanding	118,325,724	115,317,942	103,201,127

Basic earnings per share	$0.55	$0.48	$0.11
Diluted earnings per share	$0.53	$0.46	$0.11

17.	INCOME TAXES

The components of the income tax provision include:

	Year Ended December 31,
	2020	2019	2018

	(dollars in thousands)
Current	$99,338	$51,494	$22,697
Deferred	(4,887)	(908)	(546)

	$94,451	$50,586	$22,151

A reconciliation of the Federal statutory income tax rate percentage to the effective tax rate is as follows:

	Year Ended December 31,
	2020	2019	2018

	(dollars in thousands)
Income before income taxes	$157,450	$103,680	$33,044
Federal statutory rate	21.0%	21.0%	21.0%

Theoretical tax expense	33,064	21,773	6,939
State taxes	12,406	9,477	4,366
Other	(1,666)	1,310	1,176
Tax effect of non-deductible expenses:
Nondeductible share based compensation	—	—	3,154
Section 280E permanent differences	50,646	18,026	6,517
	61,386	28,813	15,212

Tax expense	$94,451	$50,586	$22,151

Deferred income taxes consist of the following at December 31, 2020 and 2019, and 2018:

	Year Ended December 31,
	2020	2019	2018

	(dollars in thousands)
Deferred tax assets
Lease liability	$1,219	$1,020	$—
Other deferred tax assets	7,025	969	570
Deferred tax liabilities
Right of use assets	(1,210)	(1,099)	—
Intangible assets	(26,446)	(6,144)	(3,080)
Property and equipment	(3,153)	(233)	(534)
Lease payments	(1,010)	—	—

Net deferred tax liability	$(23,575)	$(5,486)	$(3,044)

The Company has an income tax filing obligation in Canada as well, but as there is not expected to be any income for the parent Company, there is no associated tax liability related to the Canadian filing, and any deferred tax asset is not being recognized because it is unlikely the Company will generate sufficient taxable income in Canada to utilize these assets.

The impact of an uncertain income tax position taken in our income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained.

Uncertain tax positions of $3.9 million are recorded as other long-term liabilities in our consolidated balance sheet as of December 31, 2020 and 2019. No liability was recorded as of December 31, 2018. No interest and penalties were accrued based on the amount of estimated tax payments made through December 31, 2020.

18.	RELATED PARTIES

The Company had raised funds by issuing notes to various related parties including directors, officers, and shareholders and the balance at December 31, 2020 and 2019 was $12.0 million and $13.0 million, respectively, as discussed in “Note 8—Notes Payable Related Party”.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, is a minority owner of a company (the “Supplier”) that provides construction and related services to the Company. The Supplier is responsible for the construction of the Company’s cultivation and processing facilities, and provides labor, materials and equipment on a cost-plus basis. For the years ended December 31, 2020 and 2019 and 2018, property and equipment purchases totaled $96.7 million, $46.4 million and $12.1 million, respectively. As of December 31, 2020, and 2019, $10.4 million and $6.5 million was included in accounts payable in the consolidated balance sheets, as discussed in “Note 5—Property and Equipment”. The use of the Supplier was reviewed and approved by the independent members of the Company’s board of directors, and all invoices of the Supplier are reviewed by the office of the Company’s general counsel.

The Company has many leases from various real estate holding companies that are managed by various related parties including Benjamin Atkins, a former director and current shareholder of the Company, and the Supplier. As of December 31, 2020, and 2019, under ASC 842, the Company had $15.4 million and $18.9 million of right-of-use assets in Property and Equipment, Net, respectively. As of December 31, 2020 and 2019, $1.8 million, is included in Lease Liability—Current in the Condensed Consolidated Balance Sheet.

19.	CONTINGENCIES

(a) Operating Licenses

Although the possession, cultivation and distribution of cannabis for medical use is permitted in Florida, California, Connecticut, Pennsylvania and West Virginia cannabis is a Schedule-I controlled substance and its use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company’s inability to proceed with our business plans. In addition, the Company’s assets, including real property, cash and cash equivalents, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

(b) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, at December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated statements of operations and comprehensive income. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

On December 30, 2019, a securities class-action complaint, David McNear v. Trulieve Cannabis Corp. et al., Case No. 1:19-cv-07289, was filed against the Company in the United States District Court for the Eastern District of New York. On February 12, 2020, a second securities class-action complaint, Monica Acerra v. Trulieve Cannabis Corp. et al., Case No. 1:20-cv-00775, which is substantially similar to the complaint filed on December 30, 2019, was filed against the Company in the United States District Court for the Eastern District of New York. Both complaints name the Company, Kim Rivers, and Mohan Srinivasan as defendants for allegedly making materially false and misleading statements regarding the Company’s previously reported financial statements and public statements about its business, operations, and prospects. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 10b-5 promulgated thereunder. The complaint sought unspecified damages, costs, attorneys’ fees, and equitable relief. On March 20, 2020, the Court consolidated the two related actions under In re Trulieve Cannabis Corp. Securities Litigation, No. 1:19-cv-07289, and appointed William Kurek, John Colomara, David McNear, and Monica Acerra as Lead Plaintiffs. The Company filed a motion to dismiss on September 11, 2020. The Company believes that the suit is immaterial and that the claims are without merit and intends to vigorously defend against them.

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a) Financial Instruments

The Company’s financial instruments consist of money market funds and warrant liability, to the point at which the warrants were converted to equity. Our financial instruments where carrying value approximates the fair value include cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability. Excluding the money market funds and warrant liability classified at fair value, the carrying values of these financial instruments approximate their fair values at December 31, 2020 and 2019 due to their short-term nature or because the effective interest rate applied to the balance approximates the market rate.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

The warrants liability is classified within level 2 of the fair value hierarchy.

There have been no transfers between hierarchy levels during the years ended December 31, 2020 and 2019, respectively.

The following tables present information about the Company’s financial instruments and their classifications as of December 31, 2020 and 2019 and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value:

Fair Value Measurements at December 31, 2020 using:

	Level 1	Level 2	Level 3	Total

	(dollars in thousands)
Financial Assets:
Money Market Funds(1)	$65,516	$—	$—	$65,516
Financial Liabilities:
Warrant Liability(3)	$—	$—	$—	$—

Fair Value Measurements at December 31, 2019 using:

	Level 1	Level 2	Level 3	Total

	(dollars in thousands)
Financial Assets:
Money Market Funds(1)	$77,993	$—	$—	$77,993
Financial Liabilities:
Warrant Liability(2)	$—	$9,892	$—	$9,892

(1)

Money market funds are included within cash and cash equivalents in the Company’s consolidated balance sheets. As a short-term, highly liquid investments readily convertible to known amounts of cash, the Company’s money market funds have carrying values that is fair value.

(2)	During the year ended December 31, 2020, the Company converted subordinate voting purchase warrants for the June and November debt to equity.
(3)

During the year ended December 31, 2019, the Company issued subordinate voting purchase warrants with the June and November debt see “Note 9—Debt”. The fair value of the June and November warrants was determined using the Black-Scholes options pricing model. These assumptions were based on the share price and other active market data that is observable, and therefore represent a level 2 measurement.

(b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the year ended December 31, 2020, the Company completed several Debt financings see “Note 9—Debt”.

The following table summarizes the Company’s contractual cash flows:

	<1 Year	1 to 3 Years	3 to 5 Years	>5 Years	Total
Accounts Payable and Accrued Liabilities	$41,902	$—	$—	$—	$41,902
Notes Payable	2,000	4,000	—	—	6,000
Notes Payable—Related Party	12,011	—	—	—	12,011
Other Long-Term Liabilities	—	—	130,000	—	130,000
Operating Lease Liability	5,480	10,681	9,764	14,225	40,150
Finance Lease Liability	6,964	12,899	11,375	24,669	55,907
Construction Finance Liability	$—	$—	$61,071	$20,977	$82,047

A summary for future minimum lease payments due under our Lease Liability has been disclosed in “Note 10—Leases”.

(c) Credit Risk

Management does not believe that the Company has credit risk related to its customers, as the Company’s revenue is generated primarily through cash transactions. The Company deals almost entirely with on demand sales and does not have any material wholesale agreements as of December 31, 2020. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions.

(d) Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Interest rates have a direct impact on the valuation of the Company’s debt warrants whose value is calculated by using the Black-Scholes method for fair value calculation, for which interest rates are a key assumption used in the Black-Scholes valuation model.

(ii) Concentration Risk

The Company operates substantially in Florida. Should economic conditions deteriorate within that region, its results of operations and financial position would be negatively impacted.

(e) Banking risk

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation (the “FDIC”) limits, which results in the cash in excess of the FDIC limits being at risk if the financial institutions with which it does business fail.

(f) COVID-19 Pandemic

The Company’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic or other public health crisis, including arising from the novel strain of the coronavirus known as COVID-19. This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on our future financial results. Possible future impacts resulting from local or statewide ordinances to help curb the spread of COVID-19 could include limitations on the number of customers in retail stores due to social distancing requirements or forced store closures which forces sales through delivery services.

21.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 22, 2021, which is the date these consolidated financial statements were approved by the board of directors of the Company.

On March 22, 2021, we entered into a membership interest purchase agreement with Mountaineer Holding, LLC (“Mountaineer”). Mountaineer holds a West Virginia cultivation license and two dispensary licenses. We expected the transaction to close promptly following regulatory approval.

On March 21, 2021, in accordance with the terms of our Articles, an aggregate of 551,614 outstanding Super Voting Shares converted automatically, without any action by the holders of such Super Voting Shares, into an aggregate of 551,614 Multiple Voting Shares.

HARVEST HEALTH & RECREATION INC.

HARVEST HEALTH & RECREATION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2021	December 31, 2020

	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$86,561	$78,055
Restricted cash	3,000	4,542
Accounts receivable, net of allowance of $315 and $824, respectively	11,146	5,051
Notes receivable, current portion	1,517	21,556
Related party notes receivable, current portion	10,562	10,052
Inventory, net	58,690	36,862
Other current assets	11,062	5,280

Total current assets	182,538	161,398
Notes receivable, net of current portion	18,058	18,211
Property, plant and equipment, net	172,837	176,827
Right-of-use assets for operating leases, net	111,046	60,843
Related party right-of-use assets for operating leases, net	5,448	5,621
Intangible assets, net	269,080	272,118
Corporate investments	41,271	19,091
Acquisition deposits	4,050	50
Goodwill	115,352	116,041
Assets held for sale	8,544	6,585
Other assets	25,842	19,850

TOTAL ASSETS	$954,066	$856,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$12,609	$10,755
Other current liabilities	47,271	28,896
Contingent liabilities, current portion	16,068	17,985
Income tax payable	16,924	17,504
Operating lease liability, current portion	1,737	2,906
Related party operating lease liability, current portion	158	135
Notes payable, current portion	134,472	20,910

Total current liabilities	229,239	99,091
Notes payable, net of current portion	135,580	244,066
Warrant liability	1,997	20,908
Operating lease liability, net of current portion	111,145	58,637
Related party operating lease liability, net of current portion	5,475	5,595
Deferred tax liability	53,082	53,082
Total liabilities associated with assets held for sale	2,282	718
Other long-term liabilities	16,012	63

TOTAL LIABILITIES	554,812	482,160
Commitments and contingencies (Note 16)
STOCKHOLDERS’ EQUITY
Subordinate Voting Shares (Shares Authorized, Issued and Outstanding at September 30, 2021: Unlimited, 307,626,879 and 307,626,879, respectively, at December 31, 2020: Unlimited, 220,913,258 and 220,913,258, respectively)	—	—
Multiple Voting Shares (Shares Authorized, Issued and Outstanding at September 30, 2021: Unlimited, 1,251,964 and 1,251,964, respectively, at December 31, 2020: Unlimited, 1,828,422 and 1,828,422, respectively)	—	—
Super Voting Shares (Shares Authorized, Issued and Outstanding at September 30, 2021: Unlimited, 2,000,000 and 2,000,000, respectively, at December 31, 2020: Unlimited, 2,000,000 and 2,000,000, respectively)	—	—
Capital stock	769,353	667,248
Accumulated deficit	(370,127)	(293,607)

Stockholders’ equity attributed to Harvest Health & Recreation Inc.	399,226	373,641
Non-controlling interest	28	834

TOTAL STOCKHOLDERS’ EQUITY	399,254	374,475

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$954,066	$856,635

The accompanying notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

HARVEST HEALTH & RECREATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(In thousands, except share and per share data)
Revenue, net of discounts	$96,576	$61,642	$287,865	$161,538
Cost of goods sold	(51,052)	(32,934)	(142,161)	(91,266)

Gross profit	45,524	28,708	145,704	70,272

Expenses
General and administrative	43,364	20,641	102,566	73,813
General and administrative, related party operating lease expense	200	119	601	506
Sales and marketing	1,148	832	3,270	3,356
Share-based compensation	1,910	1,268	10,513	18,348
Depreciation and amortization	3,011	3,508	8,181	5,903

Total expenses	49,633	26,368	125,131	101,926

Operating income (loss)	(4,109)	2,340	20,573	(31,654)
Other (expense) income
Gain (loss) on sale of assets	(3,819)	(150)	(2,045)	(514)
Impairment of assets	(4,273)	—	(4,273)	—
Other income	(620)	(32)	1,153	10,223
Fair value of liability adjustment	1,153	(1,140)	(31,634)	4,308
Fair value of contingent liabilities	(7,500)	—	(12,000)	—
Foreign currency gain (loss)	(25)	26	4	(82)
Interest expense (includes related party interest income of $0.1 million for the three months ended September 30, 2021 and 2020, respectively and $0.4 million and $0.3 million for the nine months ended September 30, 2021 and 2020, respectively)	(9,752)	(11,770)	(27,651)	(25,489)
Contract asset impairment	(299)	—	(299)	(2,420)

Loss before taxes and non-controlling interest	(29,244)	(10,726)	(56,172)	(45,628)
Income taxes	(4,700)	(206)	(18,015)	(5,132)

Net loss from continuing operations before non-controlling interest	(33,944)	(10,932)	(74,187)	(50,760)
Net loss from discontinued operations, net of tax	(18)	(131)	(1,972)	(1,420)

Net loss before non-controlling interest	(33,962)	(11,063)	(76,159)	(52,180)
Net income (loss) attributed to non-controlling interest	69	(370)	(361)	(2,211)

Net loss attributed to Harvest Health & Recreation Inc.	$(33,893)	$(11,433)	$(76,520)	$(54,391)

Net loss per share - basic and diluted	$(0.08)	$(0.03)	$(0.18)	$(0.15)

Attributable to Harvest Health and Recreation Inc.	$(0.08)	$(0.03)	$(0.18)	$(0.16)

Attributable to discontinued operations, net of tax	$—	$—	$—	$—

Weighted-average shares outstanding - basic and diluted	422,365,567	367,336,088	414,421,086	343,031,074

The accompanying notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

HARVEST HEALTH & RECREATION INC.

CONDENDSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2021	2020

	(In thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(76,159)	$(52,180)
Net loss from discontinued operations, net of tax	1,972	1,420
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	10,201	8,463
Amortization of right-of-use assets	5,254	3,959
Amortization of debt issuance costs	2,672	3,106
Amortization of debt discount	371	956
Amortization of warrant expense	3,588	3,418
Noncash gain on earnout	—	(13,897)
Noncash gain on deconsolidation	—	(6,244)
Noncash loss on derecognition of asset	—	4,521
Gain on Divestments	(1,503)	—
Impairment of assets	(4,273)
Gain on sale leaseback transaction	(1,058)	—
Gain on legal settlements	(149)	—
(Gain) loss on divestments and sale of assets	—
Loss on extinguishment of notes payable	—
Loss on dead deals	—
(Gain) loss on lease derecognition	(698)	2,987
Change in fair value - warrants	31,346	(5,448)
Fair value of contingent liabilities	12,000
Gain on held for sale	—	(2,150)
Change in deferred income tax	—	(974)
Share-based compensation	10,513	18,348
Noncash transaction expenses	2,739	—
Provision for bad debts and credit losses	(202)	2,628
Right of use asset depreciation from discontinued operations	—	474
Gain on lease derecognition from discontinued operations	—	(463)

Changes in operating assets and liabilities:
Accounts receivable	(2,788)	(3,134)
Inventory	(22,353)	(5,924)
Other assets	(11,883)	(5,789)
Income taxes payable	(580)	3,968
Accrued expenses and other liabilities	30,327	14,715
Accounts payable	1,272	3,035
Operating lease liabilities	(1,224)	4,684
Prepaid expenses and other current assets	(8,777)	(3,942)

NET CASH USED IN CONTINUING OPERATING ACTIVITIES	(19,392)	(23,463)

NET CASH USED IN DISCONTINUED OPERATING ACTIVITIES	(1,972)	(1,420)

NET CASH USED IN OPERATING ACTIVITIES	(21,364)	(24,883)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	—	(14,298)
Sale leaseback transaction	22,280	—
Acquisition of intangibles	(2,452)	(1,180)
Divestment of California entities	—	(2,358)
Prepayment of acquisition consideration	(4,050)	4,697
Purchases of property, plant and equipment	(24,806)	(20,212)
Proceeds from divestments	8,914	—
Issuance of notes receivable	(3,174)	(1,387)
Payments received on notes receivable	1,049	8,825

NET CASH USED IN INVESTING ACTIVITIES	(2,239)	(25,913)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from private placement	—	58,999
Proceeds from exercise of warrants	30,296	—
Proceeds from issuance of notes payable	6,055	40,773
Repayment of notes payable	(6,207)	(6,977)
Proceeds from stock option exercises	1,156	—
Distributions to noncontrolling interests	(646)	—
Payment of finance lease liabilities	(87)	(34)
Fees paid for debt financing activities	—	(1,894)

NET CASH PROVIDED BY CONTINUING FINANCING ACTIVITIES	30,567	90,867

NET CASH USED IN DISCONTINUED FINANCING ACTIVITIES	—	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	30,567	90,867

NET INCREASE/(DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	6,964	40,071

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF PERIOD	82,597	30,685

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	89,561	70,756

The accompanying notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

HARVEST HEALTH & RECREATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2021	2020

	(In thousands)
Supplemental disclosure with respect to cash flows
Interest paid	$15,715	$21,073
Taxes paid	26,185	5,680
Supplemental disclosure of non-cash activities
Shares issued for business acquisitions	485	59,785
Reclassification of warrants to equity	36,888	—
Shares issued for Legal Settlement	940	—
Cancelled shares	1,000	—
Notes receivable issued upon North Dakota divestment	850	—
Notes receivable (net book value) settlement in exchange for investment	21,833	—
Financing obtained in exchange for property, plant, and equipment	5,996	—

The accompanying notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

HARVEST HEALTH & RECREATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Number of Shares			$ Amount
(In thousands, except share data)	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Capital Stock	Accumulated Deficit	Stockholders’ Equity attributed to Harvest	Non- Controlling Interest	TOTAL STOCKHOLDERS’ EQUITY
BALANCE—June 30, 2021	2,000,000	1,561,678	255,991,500	$736,901	$(336,234)	$400,667	$408	$401,075
Shares issued	—	80,340	160,911	—	—	—	—	—
Warrants exercised for cash	—	—	8,814,535	20,034	—	20,034	—	20,034
Distributions	—	—	—	—	—	—	(42)	(42)
Stock Option Exercises	—	—	180,625	492	—	492	—	492
Divestiture of We Would Harvest	—	—	—	(694)	—	(694)	(250)	(944)
Divestiture of Utah	—	—	—	—	—	—	(19)	(19)
Conversion feature on note payable	—	—	3,471,109	9,770	—	9,770	—	9,770
Shares issued for legal settlement	—	—	2,839	940	—	940	—	940
Conversions to subordinate voting shares	—	(390,054)	39,005,360	—	—	—	—	—
Share-based compensation	—	—	—	1,910	—	1,910	—	1,910
Net loss	—	—	—	—	(33,893)	(33,893)	(69)	(33,962)

BALANCE—September 30, 2021	2,000,000	1,251,964	307,626,879	$769,353	$(370,127)	$399,226	$28	$399,254

BALANCE—June 30, 2020	2,000,000	2,327,663	132,189,472	$623,718	$(276,935)	$346,783	$6,785	$353,568
Shares issued	—	4,423	132,925	(60)	—	(60)	—	(60)
Conversions to subordinate voting shares	—	(539,729)	53,972,942	—	—	—	—	—
Share-based compensation	—	—	—	1,268	—	1,268	—	1,268
Net loss	—	—	—	—	(11,433)	(11,433)	370	(11,063)

BALANCE—September 30, 2020	2,000,000	1,792,357	186,295,339	$624,926	$(288,368)	$336,558	$7,155	$343,713

	Number of Shares			$ Amount
(In thousands, except share data)	Super Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Capital Stock	Accumulated Deficit	Stockholders’ Equity attributed to Harvest	Non- Controlling Interest	TOTAL STOCKHOLDERS’ EQUITY
BALANCE—December 31, 2020	2,000,000	1,828,422	220,913,258	$667,248	$(293,607)	$373,641	$834	$374,475
Shares issued	—	97,102	180,156	—	—	—	—	—
Capital contribution	—	—	—	382	—	382	230	612
Shares returned and cancelled	—	(2,545)	—	(1,000)	—	(1,000)	—	(1,000)
Warrants exercised for cash	—	41,000	11,455,699	30,296	—	30,296	—	30,296
Reclassification of warrant liability related to warrants exercised for cash	—	—	—	13,369	—	13,369	—	13,369
Reclassification of warrant liability to equity upon modification	—	—	—	36,888	—	36,888	—	36,888
Distributions	—	—	—	—	—	—	(646)	(646)
Stock Option Exercises	—	—	402,305	1,156	—	1,156	—	1,156
Acquisition of NCI	—	—	—	485	—	485	(485)	—
Divestiture of North Dakota assets	—	—	—	—	—	—	3	3
‘Divestiture of We Would Harvest		—	—	(694)	—	(694)	(250)	(944)
‘Divestiture of Utah							(19)	(19)
Conversion of notes payable to subordinate voting shares		—	3,471,109	9,770	—	9,770	—	9,770
Shares issued for ‘Legal Settlement		—	2,839	940	—	940	—	940
Conversions to subordinate voting shares	—	(712,015)	71,201,513	—	—	—	—	—
Share-based compensation	—	—	—	10,513	—	10,513	—	10,513
Net loss	—	—	—	—	(76,520)	(76,520)	361	(76,159)

BALANCE—September 30, 2021	2,000,000	1,251,964	307,626,879	$769,353	$(370,127)	$399,226	$28	$399,254

BALANCE—December 31, 2019	2,000,000	1,813,388	105,786,727	$481,182	$(233,977)	$247,205	$3,681	$250,886
Shares issued	—	459,855	1,419,438	64,586	—	64,586	—	64,586
Deconsolidation of Ohio entities	—	—	—	—	—	—	1,388	1,388
Shares issued in connection with acquisitions	—	307,169	283,550	59,785	—	59,785	—	59,785
Conversions to subordinate voting shares	—	(788,055)	78,805,624	—	—	—	—	—
Equity method investment adjustment	—	—	—	—	—	—	(125)	(125)
Discount on notes payable	—	—	—	397	—	397	—	397
Conversion feature on note payable	—	—	—	628	—	628	—	628
Share-based compensation	—	—	—	18,348	—	18,348	—	18,348
Net loss	—	—	—	—	(54,391)	(54,391)	2,211	(52,180)

BALANCE—September 30, 2020	2,000,000	1,792,357	186,295,339	$624,926	$(288,368)	$336,558	$7,155	$343,713

The accompanying notes to the Condensed Consolidated Financial Statements (unaudited) are an integral part of these statements.

HARVEST HEALTH & RECREATION INC.

Notes to the Condensed Consolidated Unaudited Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

1.	Business Description

Harvest Health & Recreation Inc., a British Columbia corporation (the “Company” or “Harvest”), is a vertically integrated cannabis company that operates from “seed to sale.” The Company holds licenses or provides services to cannabis dispensaries in Arizona, California, Florida, Maryland, Nevada, and Pennsylvania, with provisional licenses in Massachusetts. In addition, the Company owns CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado. The Company also owns, manufactures and distributes a portfolio of cannabis consumer packaged goods brands, including ROLL ONE, MODERN FLOWER, EVOLAB, CHROMA, CO2LORS, ALCHEMY, AVENUE, LOVELI, and CBX SCIENCES, to third-party licensed retail cannabis stores across the United States as well as to select retail stores the Company owns or operates.

The Company operates in one segment, the cultivation, processing and sale of cannabis. The Company grows cannabis in outdoor, indoor, and greenhouse facilities for sale in its retail locations and for wholesale. In addition, the Company converts cannabis biomass into formulated oil using a variety of proprietary extraction techniques. The Company uses some of this oil to manufacture products such as vaporizer cartridges and edibles. Harvest sells cannabis, oil, and manufactured products in Harvest dispensaries and to third parties for resale. In addition, the Company collects licensing fees from third parties associated with operations at certain cultivation, manufacturing or retail facilities.

Harvest conducts business through wholly -owned and majority-owned operating subsidiaries, operating agreements and other commercial arrangements established to conduct the different business areas of each business (each an “Operating Subsidiary” and together, “Operating Subsidiaries”). The Company’s principal operating locations and type of operation are listed below:

State	Nature of Operations	Commencement Periods
Arizona - 16 locations	Retail Dispensary	September 2013 - August 2021

California - 4 locations	Retail Dispensary	December 2018 - October 2019

Florida - 14 locations	Retail Dispensary	February 2019 - September 2021

Maryland - 3 locations	Retail Dispensary	September 2018 - December 2019

Pennsylvania - 11 locations	Retail Dispensary	September 2018 - August 2021

Arizona	Greenhouse/Outdoor Grow/Processing Lab	July 2015 - February 2020

Colorado - 1 location	Processing	October 2020

Florida	Cultivation/Processing	February 2019 - December 2019

Maryland	Cultivation/Processing	September 2017 - July 2019

Nevada	Cultivation/Processing	August 2020

Pennsylvania	Cultivation/Processing	March 2020

Utah(1)	Indoor Grow	October 2020

(1)	On July 14, 2021, the Company divested the indoor grow location located in Ogden, Utah. See Note 8.

The Company is in various stages of expansion as it is growing its commercial footprint by focusing on acquiring and building additional retail, cultivation and processing locations for medical and adult use cannabis in its existing key markets.

Each Operating Subsidiary either holds the active and/or pending cannabis licenses associated with its activities, or has a commercial arrangement with the operating locations, and/or owns the real estate and primary fixed assets used in the cannabis businesses.

In certain states, cannabis licenses are typically divided into three categories: dispensary, cultivation, and processing. Dispensary licenses comprise the retail operations and allow a company to dispense cannabis to patients. Cultivation licenses allow a company to grow cannabis plants. Processing licenses allow for the processing of cannabis into other products (e.g., edibles, oil, etc.). Cultivation and processing licenses comprise the wholesale operations.

In other states, cannabis licenses are defined as vertically integrated, which allows the license holder the right to engage in dispensary, cultivation and processing activities.

The Company’s corporate headquarters is located at 1155 W. Rio Salado Parkway, Suite 201, Tempe, Arizona, 85281. The Company has one class of stock that is traded on the Canadian Stock Exchange (“CSE”) and on the OTCQX International tier of the OTC Markets in the U.S. (the “OTCQX”) under the symbols HARV and HRVSF, respectively. The stock price between the CSE and the OTCQX are identical after the U.S./Canadian currency exchange conversion.

2.	Significant Accounting Policies

(a)    Basis of Presentation

The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, our condensed consolidated financial statements do not include all the information and footnotes required by GAAP for complete financial statements. Normal and recurring adjustments considered necessary for a fair statement of the results for the interim periods, in the opinion of the Company’s management, have been included. Operating results for the three months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying condensed consolidated financial statements and related footnote disclosures should be read in conjunction with the consolidated financial statements and notes thereto included in our 2020 Annual Report on Form 10-K filed with the SEC on March 30, 2021.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from the estimates and assumptions used.

(b)    Basis of Measurement

These Unaudited Condensed Consolidated Financial Statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

(c)    Functional Currency

These Unaudited Condensed Consolidated Financial Statements are presented in United States dollars, which is also the functional currency of the Company and its affiliates.

(d)    Basis of Consolidation

These Unaudited Condensed Consolidated Financial Statements included in these interim financial statements include the accounts of the Company, all wholly-owned and majority-owned subsidiaries in which the Company has a controlling voting interest and, when applicable, variable interest entities in which the Company has a controlling financial interest or is the primary beneficiary. Investments in affiliates where the Company does not exert a controlling financial interest are not consolidated.

Subsidiaries over which the Company has a controlling financial interest are fully consolidated from the date control commences until the date control ceases. All of the consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany accounts and transactions have been eliminated on consolidation.

(e)    Discontinued Operations

The Company followed Accounting Standard Codification (“ASC”) 360, Property, Plant, an Equipment, and ASC 205-20, Discontinued Operations, to report assets held for sale and discontinued operations.

The Company classifies assets and liabilities of a business or asset group as held for sale, and the results of its operations as income (loss) from discontinued operations, net, for all periods presented, when (i) we commit to a plan to divest a business or asset group, actively begin marketing it for sale, and when it is deemed probable of occurrence within the next twelve months, and (ii) when the business or asset group reflects a strategic shift that has, or will have, a major effect on the Company’s operations and its financial results. In measuring the assets and liabilities held for sale, the Company evaluates which businesses or asset groups are being marketed for sale.

See Note 4 for additional information.

(f)    Revenue Recognition

The Company accounts for customer contracts in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which includes the following five-step model:

•	Identification of the contract, or contracts, with a customer.

•	Identification of the performance obligations in the contract.

•	Determination of the transaction price.

•	Allocation of the transaction price to the performance obligations in the contract.

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenues consist primarily of wholesale and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. Sales discounts were not material during the three and nine months ended September 30, 2021 and 2020, respectively.

The Company has agreements in place whereby third-parties provide services or license the right to operate certain aspects of cannabis facilities owned by the Company. Under the terms of these agreements, the service provider operates various aspects of the business including procurement, production, regulatory compliance, marketing and sales, subject to oversight by the Company. The Company pays the service provider a fee for its services or in the case of licenses, the licensee pays the Company a license fee. The determination that the Company was the principal under these agreements was made in accordance with ASC 606-10-55-36 through 55-40 and consists of the following analysis. The Company analyzed the agreements first to determine what the specified good or service is that is being provided. Secondly, whether the Company is in control of the goods prior to the goods being transferred to the customer. The specified goods consist of various cannabis products sold at either a retail location or wholesale. In order to determine whether the Company had control of the specified goods prior to transfer to the customer, the terms of the agreements to provide the goods to the customers were evaluated. Pursuant to the terms of the agreements, the Company is at all times the owner of the products which are the cannabis and cannabis concentrates. Further, the service provider would not be able to sell the products to the customer without the use the of the Company’s license which permits it to sell cannabis under state law.

The following represents disaggregated revenue information:

(In thousands)	Retail	Wholesale	Licensing and other	Consolidated
Revenue for the three months ended September 30, 2021	$83,926	$10,849	$1,801	$96,576
Revenue for the three months ended September 30, 2020	$46,489	$7,339	$7,814	$61,642
Revenue for the nine months ended September 30, 2021	$246,409	$34,925	$6,531	$287,865
Revenue for the nine months ended September 30, 2020	$118,751	$21,778	$21,009	$161,538

Our customer loyalty program enables participants to earn points for qualifying purchases that can be redeemed for discounts or product in the future. We allocate the transaction price between the goods delivered and the future goods that will be delivered, on a relative standalone selling price basis, and defer the revenues allocated to the points, less expected expirations, until such points are redeemed. The timing of loyalty point redemptions can vary significantly, and the loyalty points do not expire. As of September 30, 2021, the amount of revenue deferred related to the earned points, net of redemptions, is $2.4 million. The deferral is reflected as a current liability in our condensed consolidated balance sheets because it is expected to be earned within the next 12 months.

3.	Recently Adopted and Issued Accounting Pronouncements

We adopted the following standard during the nine months ended September 30, 2021, which did not have a material impact on our financial statements or financial statement disclosures:

Date Issued	Standard	Effective Date
December 2019	ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes	January 2021

The following standard was recently issued, and the Company is assessing the impact to the future consolidated financial statements:

Date Issued	Standard	Effective Date
August 2020	ASU No. 2020-06: Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting for Convertible Instruments and contracts in an Entity’s Own Equity	January 2022

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the condensed consolidated financial statements.

4.	Discontinued Operations

During the nine months ended September 30, 2020, following the completion of the merger with Interurban Capital Group, LLC (formerly Interurban Capital Group, Inc.) (“ICG”), the Company sold ICG to a wholly owned subsidiary of Hightimes Holding Corp. (“Hightimes”) following the spinoff of certain assets. At the time of disposition, ICG’s primary assets consisted of rights to acquire eight “Have A Heart”-branded cannabis dispensaries in California (the “California HAH Dispensaries”). In addition, the Company agreed to sell Hightimes the equity of two additional entities controlled by Harvest that are seeking cannabis dispensary licenses in California (the “Harvest Dispensaries”). As a result, assets and liabilities allocable to these operations were classified as held for sale. In addition, revenue and expenses, gains and losses relating to the discontinuation of the California HAH Dispensaries operations were eliminated from profit or loss from the Company’s continuing operations for all periods presented.

The Company also entered into a plan to abandon certain product lines or lines of business to include CBD products or items of inventory, and the Company’s planned expansion in the state of Michigan. Any related assets and liabilities are classified as held for sale. In addition, the revenue, expenses, gains and losses related to the discontinuation of these activities were eliminated from profit or loss from the Company’s continuing operations for all periods presented.

Discontinued operations are presented separately from continuing operations in the Unaudited Condensed Consolidated Statements of Operations and the Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and September 30, 2020, respectively.

During the nine months ended September 30, 2020, the Company recognized the following results for discontinued operations in in Unaudited Condensed Consolidated Statement of Operations: Revenues, net of discounts of $4.0 million, Cost of goods sold of $2.1 million, General and administrative expenses of $1.3 million, Sales and marketing expenses of $0.24 million, Depreciation and amortization of $1.0 million, gain on sale of assets of $2.6 million, Interest expense of $0.7 million, Income taxes of $0.09 million, for a total loss from discontinued operations of $0.9 million.

As of September 30, 2020 the Company had the following assets and liabilities of discontinued operations: Inventory, net of $0.1 million, Other current assets of $0.03 million, Property, plant and equipment, net of $1.7 million, Right-of-use asset, net of $3.6 million, Intangible assets, net of $0.9 million, Other assets of $0.02 million and lease liabilities of $0.07 million.

During the nine months ended September 30, 2021, the Company had discontinued operations of approximately $1.9 million due to the strategic decision to abandoned expansion plans in Michigan.

As such, the Company recognized the following results for discontinued operations in the Unaudited Condensed Consolidated Statement of Operations for the nine months ended September 30, 2021: Cost of goods sold of $0.07 million, General and administrative expenses of $1.3 million, Other expenses of $1.9 million, and $0.07 million related to the disposal of assets, for a total loss from discontinued operations of $1.97 million.

As of September 30, 2021 the Company had the following assets and liabilities of discontinued operations: Inventory, net of $0.3 million, Property, plant and equipment, net of $3.1 million, Right-of-use asset, net of $0.06 million, Intangible assets, net of $0.2 million, and lease liabilities of $0.03 million.

5.	Inventory

The Company’s inventory consisted of:

(In thousands)	September 30, 2021	December 31, 2020
Raw materials	$18,866	$12,632
Work in progress	9,901	5,634
Finished goods	31,113	19,718

Total inventory	59,880	37,984
Reserve	(1,190)	(1,122)

Total inventory, net	$58,690	$36,862

6.	Notes Receivable

The Company’s notes receivable consisted of:

(In thousands)	September 30, 2021	December 31, 2020
Secured promissory notes dated November 2020 in the principal amount of $12.0 million with a maturity date of November 9, 2025; monthly payments of $0.1 million, inclusive of principal and interest. Balloon payment of $8.4 million due at maturity. Interest rate of 7.5% per annum.	$11,407	$12,000
Secured promissory notes dated February 2020 through June 2021 in the principal amount of $15.1 million with maturity dates from August 2021 to February 2022; principal is due at maturity. Interest rates of 6 - 8% per annum, due at maturity.	16,630	13,471
Secured promissory notes, created from the CannaPharmacy acquisition, dated April and June of 2019 in the principal amount of $11.6 million with maturity dates in April and June of 2021; principal is due at maturity. Interest rate of 8% per annum, due quarterly.	—	456
Secured convertible promissory note, due from Falcon International Corp. (‘‘Falcon’’) and subsidiaries, dated June 7, 2019 in the principal amount of up to $40.4 million with maturity date of June 6, 2022; principal is due at maturity. Interest rate of 4% per annum, due at maturity.(1)	—	25,525
Unsecured convertible promissory notes, due from Falcon and its subsidiaries, dated October 2018 through February 2019 in the principal amount of $24.5 million with maturity dates of August to November 2019; principal is due at maturity. Interest rate of 8% per annum, due at maturity.(1)	—	24,499
Secured revolving notes dated December 2018 through January 2019 in the principal amount of up to $30.0 million with maturity dates of December 2019 to February 2020; principal is due at maturity. Interest rates of 8.25 - 8.5% per annum with interest payments due monthly.(2)	1,565	3,581
Secured promissory notes dated February 2021 in the principal of up to $0.9 million with a maturity date of February 19, 2022; principal is due at maturity. Interest rate of 10.0% per annum with interest payments due monthly.	850	—

Gross notes receivable	30,452	79,532
Less: provision for impairment of notes receivable	(315)	(29,713)

Total notes receivable, net of allowance	30,137	49,819
Less: current portion of notes receivable and related party notes receivable	(12,079)	(31,608)

Notes receivable, long-term portion	$18,058	$18,211

•

These notes were settled as part of the Falcon Lawsuit settlement in Q1 2021. $29.1 million of the provision for impairment of notes receivable related to these notes was written off in relation to this settlement. See Note 10 for additional information.

•	The Company negotiated a settlement agreement with the debtor and, at this time, expects to receive the full principal balance during fiscal year 2021. See further details in Note 8.

Stated maturities of the notes receivable are as follows:

(In thousands)	Expected Principal Payments
2021 (3 months)	$1,725
2022	9,620
2023	7,162
2024	2,900
2025	9,045

$30,452

7.	Leases

The Company primarily leases space for corporate offices, retail, cultivation and manufacturing under non-cancellable operating leases with initial terms typically ranging from 1 to 28 years. The Company had one finance lease at September 30, 2021.

On January 11, 2021, the Company purchased a cultivation property located in Reading, Pennsylvania. The property consists of approximately 1.36 acres of land and close to 46,800 square feet of combined office and cultivation space. The purchase price of the property was $5.2 million and was considered a finance lease prior to the building purchase.

On January 20, 2021, the Company sold an industrial property totaling approximately 292,000 square feet for $23.8 million. Concurrent with the sale, Harvest entered into a triple net lease with Innovative Industrial Properties, Inc. (“IIP”) to lease back the property. The lease is for a term of 20 years with an extension option. At commencement, the Company was not reasonably certain to exercise the extension option. Harvest plans to continue to operate the property as a licensed cultivation and processing facility and expects to recover up to approximately $10.8 million in tenant improvements from IIP. The Company determined control of the assets transferred to IIP, the sale price represented the fair value of the underlying assets sold, and the Company does not have continuing involvement with the property sold other than a normal leaseback. The Company received net proceeds of $22.3 million from the sale, after deducting a security deposit of $1.2 million, other transactions costs of $0.3 million, and incurred a gain of $1.1 million. In June 2021, we amended our lease, increasing the tenant improvement allowance under the lease by $7.1 million to a total of approximately $17.9 million, which also resulted in a corresponding adjustment to the base rent for the lease at the property.

The following table presents lease assets and liabilities within the Condensed Consolidated Balance Sheets:

Lease and Classification	September 30, 2021	December 31, 2020
	(In thousands)
Operating Leases:
Right-of-use asset, net	$116,494	$66,464
Lease liability, current portion	$1,895	$3,041
Lease liability, net of current portion	$116,620	$64,232

Finance Leases:
Property, plant and equipment, net(1)	$—	$5,523
Other current liabilities	$—	$5,504

(1)	Finance lease assets are recorded net of accumulated amortization of less than $0.1 million as of September 30, 2021 and December 31, 2020, respectively.

The Company recognized the following amounts within the Condensed Consolidated Statements of Operations:

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Operating lease expense	$5,539	$65	$15,297	$8,417
Interest on lease liabilities	$1	$(87)	$7	$300
Expenses related to short-term leases	$85	$437	$313	$1,387
Expenses related to variable payments	$344	$276	$1,032	$783
Sublease income	$—	$1,081	$—	$1,099

The Company’s sublease income is immaterial for all periods presented.

Other information:

	Nine Months Ended September 30,
	2021	2020

	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$12,634	$7,236
Operating cash flows from finance leases	$7	$300
Financing cash flows from finance leases	$87	$34

The Company’s lease terms and discount rates were as follows:

	September 30, 2021	September 30, 2020
Weighted average remaining term (in years):
Operating	13.3	11.4
Finance	—	0.6

Weighted average discount rate:
Operating	12.45%	11.01%
Finance	0%	10.03%

8.	Divestitures and Acquisitions

In February 2020, the Company divested of non-operating retail and cultivation entities, primarily consisting of two entities that hold cannabis licenses and various real estate and equipment. In accordance with ASC 810-10-40, Derecognition, control ceased, and the Company deconsolidated its interest in the entities. A related party to the Company holds an interest of 49% which it recognized as an equity method investment due to the related party’s significant influence. The carrying value of the assets was derecognized along with the corresponding recognition of the fair value of the equity method investment resulting in a gain of $3.2 million. In conjunction with the assets being deconsolidated, the Company issued a $12.0 million note receivable to the entities in exchange for the real property and other plant and equipment deconsolidated at the time. This resulted in an additional $8.7 million gain.

In July 2021, the Company has completed the divestiture of its cultivation and processing operations in Utah. A local operator acquired Harvest’s cultivation and processing operations located in Ogden, Utah for $4.4 million in cash. Following the sale, Harvest no longer has operations in Utah.

During the three months ended September 30, 3021, the Company completed the divesture of We Would Harvest as part of a settlement with principal owners. As part of the settlement and divesture of the entity the Company received $2.4 million in cash. As part of the transaction the Company also settled other assets and liabilities including notes receivable of $2.0 million.

During the three months ended September 30, 3021, the Company made a $4.0 million deposit in related to an Option Purchase Agreement for the exclusive right to acquire 100% of the membership interests of Formula 420 Cannabis, LLC. Upon exercise of the option, Harvest will pay the remaining USD $5.5 million of the purchase price at closing in the form of (i) cash at closing or (ii) secured promissory note, for a total aggregate purchase price of USD $9.5 million.

Further, upon execution of Option Purchase Agreement, Formula 420 Cannabis, LLC will enter into a Management Services Agreement with Randy Taylor Consulting, LLC (“RTC”), whereby RTC shall have the immediate right to control and manage all aspects of the business under the cannabis license held by Formula 420 Cannabis, LLC until closing of the transaction. RTC shall receive 100% of the net revenue from all business operations of the cannabis license held by Formula 420 Cannabis, LLC until closing of the transaction.

9.	Intangible Assets and Goodwill

Intangible assets, including goodwill, as of December 31, 2020 and September 30, 2021 consisted of the following:

Gross carrying amount (in thousands)	Weighted average useful lives (years)	December 31, 2020	Additions	Dispositions/ Adjustments	September 30, 2021
Definite life intangible assets:
Patient relationships	2.0	$820	$—	$—	$820
Technology	9.9	18,058	—	—	18,058
Software	5.0	241	429	(587)	83
Other	3.0	410	809	(240)	980
Indefinite life intangible assets:
Licenses and permits		253,866	519	(1,869)	252,516
Internally developed		1,113	694	(1,122)	685
Trade names		2,400	—	—	2,400

Total intangible assets		276,908	2,451	(3,818)	275,542
Goodwill		116,041	—	(690)	115,351

Total gross carrying amount		$392,949	$2,451	$(4,508)	$390,893

Accumulated amortization (in thousands)		December 31, 2020	Amortization	Dispositions/ Adjustments	September 30, 2021
Definite life intangible assets:
Patient relationships		$820	$—	$—	$820
Technology		3,913	1,417	—	5,330
Software		57	20	(30)	47
Other		—	265	—	265

Total accumulated amortization		4,790	1,702	(30)	6,462

Total intangible assets, net and goodwill		$388,159	$749	$(4,478)	$384,431

Intangible assets with definite lives are amortized over their estimated useful lives. The Company recorded amortization expense of $0.6 million and $1.45 million included in depreciation and amortization, in the Condensed Consolidated Statements of Operation, for the three months September 30, 2021 and 2020, respectively. The Company recorded amortization expense of $1.7 million and $.5 million included in depreciation and amortization, in the Condensed Consolidated Statements of Operations, for the nine months ended September 30, 2021 and 2020, respectively. Amortization periods for assets with definite lives are based on management’s estimates at the date of acquisition.

During the nine months ended September 30, 2021, the Company recognized intangible asset dispositions of $3.8 million, consisting of a $0.8 million of definite lived intangible assets and $3.0 million of impairments of indefinite lived intangible assets. The dispositions of indefinite lived intangible assets consisted of $1.7 million related to licenses and $1.2 million of internally developed licenses.

During the nine months ended September 30, 2021, the Company recognized adjustments to Goodwill of $0.7 million related to immaterial purchase price accounting adjustments made within the re-measurement period.

Based solely on the amortizable intangible assets recorded at September 30, 2021, estimated amortization expense for the remainder of fiscal 2020 through fiscal 2025 and thereafter is as follows:

(In thousands)	Estimated Amortization Expense
2021 (3 months)	$559
2022	2,202
2023	2,056
2024	1,809
2025	1,770
Thereafter	5,083

Total amortization expense	$13,479

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives, impairment charges or other relevant factors or changes.

10.	Corporate Investments

The carrying values of the Company’s investments are as follows:

(In thousands)	September 30, 2021	December 31, 2020
Investment in Hightimes	$19,091	$19,091
Investment in Falcon	22,180	—

Corporate investments	$41,271	$19,091

The Company is not able to readily determine the fair value of either of the Company’s equity investments listed in the table above. The investments are therefore accounted for under the measurement alternative whereby the investments are held at cost and adjusted for impairments and observable price changes, if any.

On March 13, 2021, the Company settled a lawsuit with Falcon International, Inc. (‘‘Falcon’’) whereby the Company received 10% equity ownership in Falcon and each share received came with a 10-year warrant to acquire two common shares of Falcon at an exercise price of $1.91 per warrant. In exchange, the Company settled the $50.0 million of notes receivable, including accrued interest receivable, due from Falcon. Based on the net book value of the notes receivable settled, the Company estimated the fair value of the equity and warrants received to be $21.8 million at settlement. During the three months ended September 30, 2021 the Company recorded an additional $0.4 million related to the settlement for a total of $22.2 million.

On June 22, 2020, the Company sold a wholly owned subsidiary to a subsidiary of Hightimes following the spinoff of certain assets. Consideration received by the Company included 600,000 of Series A Preferred Stock. The Series A Preferred Stock has a stated or liquidation value of $100 per share. The Company may convert all or a portion of the Series A Preferred Stock into shares of Hightimes Class A voting Common Stock at a conversion price per share of $11, subject to adjustment to $1 per share, based on the 11-for-one forward stock split of the Hightimes Common Stock to be consummated upon completion of Hightimes’ Regulation A+ initial public offering; provided, that in no event shall the number of shares of Hightimes Common Stock issuable upon full conversion of the Series A Preferred Stock, exceed 19% of the issued and outstanding shares of Hightimes Common Stock, after giving effect to such optional conversion. Based on the assets transferred, the Company estimated the fair value of the shares of Series A Preferred Stock received to be $19.1 million when the sale closed.

On July 21, 2021, Harvest Mass Holding I, LLC, a subsidiary of the Company, entered into a purchase agreement with Story of Massachusetts (“Story”), which is an entity majority-owned by Jason Vedadi. Harvest Mass Holding I, LLC owns all of the issued and outstanding membership interests in Suns Mass II, LLC, a Harvest subsidiary. Suns Mass II, LLC holds a dispensary license for a dispensary in Worcester, Massachusetts. Pursuant to such agreement, Story will acquire 100% of the membership interests of Suns Mass II, LLC for $1.0 million in cash and the assumption of a $1.0 million line of credit. The transaction with Story is a transaction agreed with an “insider” and is considered to be a “related party transaction,” and, accordingly, was approved by the Audit Committee of the Company’s Board of Directors.

No impairments or observable price changes were identified during the nine months ended September 30, 2021.

11.	Other Current Liabilities

The Company’s other current liabilities consisted of:

(In thousands)	September 30, 2021	December 31, 2020
Accrued inventory purchases	$10,921	$7,886
Accrued expenses	14,702	5,607
Accrued payroll and benefits	7,685	4,353
Accrued capital expenditures	984	3,133
Finance lease liabilities(1)	—	5,504
Deferred revenue	2,375	—
Other	10,604	2,413

Total other current liabilities	$47,271	$28,896

(1)	See Note 7 for additional information.

12.	Notes Payable

The Company’s notes payable consisted of:

(In thousands)	September 30, 2021	December 31, 2020
Secured promissory note dated March 2020, in the principal amount of $10.0 million with a maturity of March 2022. Monthly interest payments of 9% per annum. Principal balance due at maturity.(1)	$10,000	$10,000
Unsecured promissory note dated February 2020, in the principal amount of $6.7 million with a maturity of February 2023. Monthly interest payments at 4% per annum. Annual payments of $2.2 million, inclusive of interest at 4%, due beginning February 2021 with remaining principal due at maturity.	4,699	6,650
Secured promissory notes dated December 2019, in the principal amount of $93.4 million with a maturity of December 2022. Semi-annual interest payments at 15% per annum. Principal balance due at maturity.(2)	93,390	93,390
Secured promissory notes dated December 2019, in the principal amount of $42.4 million with a maturity of December 2022. Semi-annual interest payments at 9.25% per annum. Principal balance due at maturity.(3)	42,404	42,404
Secured convertible promissory note dated December 2019, in the principal amount of $10.0 million with a maturity of December 2021. Semi-annual interest payments at 9% per annum. Principal balance due at maturity. (4)	—	10,000
Secured convertible promissory note dated April 2021, in the principal amount of $5.0 million with a maturity of April 2023. Semi-annual interest payments at 9% per annum. Principal balance due at maturity.	5,000	—
Secured promissory notes dated October 2019, in the principal amount of $6.5 million with a maturity of October 2021. Monthly interest payments at 8.95% per annum. Principal balance due at maturity.	6,500	6,500
Secured promissory notes dated September and October 2019, in the principal amount of $2.6 million with maturities of October 2024. Monthly interest payments at 5.5% and 8.75% per annum. Principal balance due at maturity.(5)	2,425	2,505
Secured promissory note dated June 2019, in the principal amount of $4.0 million with a maturity of June 2024. Interest at LIBOR plus 2.5% per annum, payable monthly. Principal balance due based on 25-year amortization schedule with balloon payment at maturity.	3,857	4,000
Unsecured convertible debentures dated May 2019, in the principal amount of $100.0 million with a maturity of May 2022. Semi-annual interest payments at 7% per annum. Principal balance due at maturity.(6)	100,000	100,000
Other unsecured promissory notes	3,074	4,039
Other secured promissory notes	7,058	1,275

Total notes payable	278,407	280,763
Less: unamortized debt discounts and issuance costs	(8,355)	(15,787)

Net amount	270,052	264,976
Less: current portion of notes payable	(134,472)	(20,910)

Notes payable, net of current portion	$135,580	$244,066

(1)	Carrying value includes debt discount of $0.3 million.
(2)	Carrying value includes debt issuance costs of $2.4 million.
(3)	Carrying value includes debt issuance costs of $1.1 million and warrants of $1.9 million.
(4)	During the three months ended September 30, 2021 the outstanding balance was converted to 3.5 million subordinate voting shares.
(5)	Carrying value includes debt issuance costs of $0.1 million.
(6)	Carrying value includes debt issuance costs of $0.9 million and warrants of $1.7 million.

Stated maturities of debt obligations and expected interest payments are as follows:

(In thousands)	Expected Principal Payments	Expected Interest Payments
2021 (3 months)	$7,962	$13,397
2022	253,929	21,828
2023	10,285	608
2024	5,714	217
2025 and thereafter	517	19

	$278,407	$36,069

13.	Share-based Compensation

Stock options

During 2018, the Compensation Committee of the Company’s Board of Directors approved a share-based compensation plan. The purpose of the plan is to promote the interests of the Company and its stockholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company. The stock options granted are non-qualified and generally vest in 25% increments over a four-year period and expire 10 years from the grant date.

The following table summarizes stock option activity during the period:

	Number of Stock Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Balance as of December 31, 2020	14,380,875	5.02
Forfeited/Cancelled	(3,446,820)	4.87
Exercised	(722,305)	2.52
Granted	899,500	2.89

Balance as of September 30, 2021	11,111,250	$4.69	$3,965,191

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on September 30, 2021, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on September 30, 2021. This amount will change in future periods based on the fair market value of the Company’s stock and the number of options outstanding.

The total intrinsic value of stock options exercised during the nine months ended September 30, 2021 was $1.0 million.

The following table summarizes the Subordinate Voting Shares stock options that remain outstanding as of September 30, 2021:

Security Issuable	Expiration Date	Number of Stock Options	Exercise Price	Stock Options Exercisable
Subordinate Voting Shares	November 2028 - February 2031	11,111,250	$1.09 - $8.75	4,777,000

The following table summarizes the Subordinate Voting Shares stock options that remain outstanding as of December 31, 2020:

Security Issuable	Expiration Date	Number of Stock Options	Exercise Price	Stock Options Exercisable
Subordinate Voting Shares	November 2028 - December 2030	14,380,875	$1.09 - $8.75	2,326,000

During the three months ended September 30, 2021 and 2020, the Company recorded $1.9 million and $1.3 million of share-based compensation expense for stock options granted and vested during the period, respectively. During the nine months ended September 30, 2021 and 2020, the Company recorded $10.5 million and $18.3 million of share-based compensation expense for stock options granted and vested during the period, respectively.

The fair value of the stock options granted was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions at the time of grant:

	2021	2020
Risk-Free Annual Interest Rate	0.84 - 2.25%	2.00% - 2.25%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	99 - 191%	83% - 99%
Expected Life of Stock Options	6.25 Years	6.25 Years

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life represents the period of time that the options issued are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of issuance, using rates with a term approximately equal to the expected life of the options.

During the three months ended September 30, 2021 and 2020, the weighted-average fair value of stock options granted was $3.19 and $0.77 per option, respectively. During the nine months ended September 30, 2021 and 2020, the weighted-average fair value of stock options granted was $3.17 and $1.86 per option, respectively. As of September 30, 2021 and 2020, stock options outstanding had a weighted-average remaining contractual life of 7.9 and 8.4 years, respectively. At September 30, 2021, the total unrecognized compensation cost related to the non-vested awards granted and expected to vest was $11.8 million. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Restricted stock units

On December 31, 2020, the Company granted 208,348 restricted stock units. These restricted stock units vest in Q4 2021. On April 6, 2020, the Company granted 98,765 restricted stock units. These restricted stock units vest throughout 2020 and 2021. The following table summarizes the status of the restricted stock units:

	Number of Restricted Stock Units	Weighted- Average Grant Price
Balance as of December 31, 2020	241,273	$2.01
Vested	(189,467)	1.92

Balance as of September 30, 2021	51,806	$2.33

During the nine months ended September 30, 2021, the Company recorded $0.4 million of share-based compensation expense for restricted stock units granted and vested during the period. During the three months ended September 30, 2020, the Company recorded less than $0.1 million of share-based compensation expense for restricted stock units granted and vested during the period.

14.	Stockholders’ Equity

Description of the company’s securities

The Company is authorized to issue an unlimited number of Subordinate Voting Shares (“SVS” or “Subordinate Voting Shares”), Multiple Voting Shares (“MVS” or “Multiple Voting Shares”) and Super Voting Shares, all with no par value. Each Multiple Voting Share converts into 100 Subordinate Voting Shares and each Super Voting Share converts into one Subordinate Voting Share. Holders of SVS are entitled to one vote in respect of each SVS held at stockholder meetings of the Company. Holders of MVS are entitled to 100 votes in respect of each MVS held at stockholder meetings of the Company. Holders of Super Voting Shares are entitled to 200 votes in respect of each Super Voting Share held at stockholder meetings of the Company.

Warrants

During the nine months ended September 30, 2021, the Company issued 1,063,500 stock warrants to purchase the Company’s SVS. These warrants were issued upon exercise of compensation warrants held by underwriters of the bought deal completed by the Company on October 28, 2020. The company did not record any share-based compensation expense for stock warrants outstanding during the period. Prior to June 30, 2021, all of the Company’s outstanding stock warrants qualified for liability classification in accordance with ASC 815, Derivatives and Hedging. On June 30, 2021, the Company amended the terms of the 17,154,416 SVS warrants issued and outstanding to reflect the exercise price of such warrants in U.S. dollars. Following the conversion of the exercise price to U.S. dollars, the warrants were reclassified as equity. The Company recognized a $0.9 million change in fair value of the warrant liability upon modification and reclassified $36.9 million of the warrant liability to equity. One holder remains that did not convert, and the Company will continue to treat the warrant activity associated with that holder as liability classification.

A summary of the status of the stock warrants outstanding, on an as-converted basis for SVS, is as follows:

	Number of Stock Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2020	24,407,114	$4.11
Issued	1,063,500	$3.78
Exercised	(14,939,987)	$3.24
	(468,133)	$4.34

Balance as of September 30, 2021	10,062,494	$4.85

The following table summarizes the stock warrants that remain outstanding as of September 30, 2021:

Security Issuable	Expiration Date	Number of Stock Warrants	Exercise Price	Stock Warrants Exercisable
Subordinate Voting Shares	May 2022 - Dec 2025	8,627,494	$2.46 - $14.66	8,627,494
Multiple Voting Shares	April 1, 2023	14,350	$103.29	14,350

The following table summarizes the stock warrants that remain outstanding as of December 31, 2020:

Security Issuable	Expiration Date	Number of Stock Warrants	Exercise Price	Stock Warrants Exercisable
Subordinate Voting Shares	May 2022 - April 2023	18,872,114	$2.40 - $14.27	18,872,114
Multiple Voting Shares	April 2021 - April 2023	55,350	$103.36	55,350

The fair value of the stock warrants granted was determined using the Black-Scholes option-pricing model with the following weighted-average assumptions at the time of issuance:

	2021	2020
Risk-Free Annual Interest Rate	0.11% - 0.16%	2.15%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	95%	70% - 99%
Expected Term	2.2 - 2.3 Years	1.0 - 5.0 years

Expected volatility was estimated by using the Company’s historical share price volatility for a period similar to the expected life of the warrants. The expected term represents the period of time that the stock warrants issued are expected to be outstanding. The risk-free interest rate, using the expected life of the warrants, is based on the U.S. Treasury yield curve in effect at the time of issuance.

During the three months ended September 30, 2021, there were 755,644 stock warrants granted. During the nine months ended September 30, 2021, the fair value of the stock warrants granted was $2.35. As of September 30, 2021 and 2020, stock warrants outstanding have a weighted-average remaining contractual life of 1.1 and 1.7 years, respectively.

Warrants exercised for cash

During the three months ended September 30, 2021, the Company issued 8,814,535 SVS as a result of warrant exercises and received cash proceeds of approximately $20.1 million. During the nine months ended September 30, 2021, the Company issued 41,000 MVS and 10,455,699 SVS as a result of warrant exercises and received cash proceeds of approximately $30.4 million.

Shares held in escrow

As of September 30, 2021, the Company has 2,000,000 SVS held in escrow to be released on the achievement of certain milestones. The conditions for release were not met as of September 30, 2021. The shares are non-employee compensation for raising equity.

The following presents the total outstanding SVS if converted as of September 30, 2021:

Share Class	Number of Shares at September 30, 2021	Conversion Factor	Total Subordinated Voting Shares if Converted
Super Voting Shares	2,000,000	1	2,000,000
Multiple Voting Shares	1,251,964	100	125,196,375
Subordinate Voting Shares	307,626,879	1	307,626,879

Total			434,823,254

15.	Net Loss Per Share

Calculation of net loss per common share attributable to Harvest Health & Recreation Inc. is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except share and per share data)	2021	2020	2021	2020
Net loss attributable to Harvest Health & Recreation Inc.	$(33,893)	$(11,433)	$(76,520)	$(54,391)
Net loss attributable to discontinued operations, net of tax	$(18)	$(131)	$(1,972)	$(1,420)
Basic weighted-average number of shares outstanding	422,365,567	367,336,088	414,421,086	343,031,074

Net loss per share attributable to Harvest Health & Recreation Inc. - basic and diluted	$(0.08)	$(0.03)	$(0.18)	$(0.16)
Net loss per share attributable to discontinued operations, net of tax	$—	$—	$—	$—

As the Company is in a loss position for both the three and nine months ended September 30, 2021 and 2020, the inclusion of shares issuable upon exercise of stock options, vesting of restricted stock, exercise of warrants, and conversion of debt in the calculation of diluted earnings per share would be anti-dilutive and, accordingly, were excluded from the diluted loss per share calculation. The weighted-average number of shares outstanding assumes the conversion of all MVS and Super Voting Shares to SVS.

The following table summarizes the potential SVS that were excluded as they were anti-dilutive:

	September 30,
	2021	2020
Stock options and restricted stock units	11,163,056	13,536,188
Warrants(1)	10,062,494	14,685,996
Convertible debt	12,228,844	32,041,357

	33,454,394	60,263,541

(1)	Includes the outstanding compensation warrants issued for underwriting services in the October 2020 bought financing.

16.	Commitments and Contingencies

Regulatory environment

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of September 30, 2021, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Contingencies

Claims & legal proceedings

From time to time, the Company may be involved in legal proceedings, including litigation or regulatory proceedings relating to claims arising out of operations in the normal course of business. In accordance with the current accounting standards for loss contingencies under ASC Topic 450, we establish reserves for litigation-related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. By their nature, the amount of the contingency and the timing of a contingent event and any resulting accounting recognition are subject to our judgment of such events and our estimates of the amounts. Below we provide a description of potentially material legal proceedings and claims.

Falcon International, Inc.

On January 6, 2020, the Company terminated the Agreement and Plan of Merger and Reorganization entered into among the Company, Harvest California Acquisition Corp., Falcon International Corp. and its shareholders dated February 14, 2019, as amended (the “Falcon Merger Agreement”). The Falcon Merger Agreement was terminated as a result of defaults by Falcon and its shareholders incapable of being cured, and other improper conduct of Falcon and its principal officers and directors, James Kunevicius and Edlin Kim. On January 6, 2020, the Company also filed suit in the U.S. District Court for the District of Arizona (Case No. 2:20-cv-00035-DLR) (the “Falcon Lawsuit”), which identified the grounds for termination and sought a court order compelling Falcon and its shareholders to arbitrate the Company’s claims. On February 7, 2020, an Amended Complaint was filed as a matter of course, providing greater specificity after certain defendants filed a motion to dismiss. On February 26, 2020, Falcon, its subsidiaries, and its founders all stipulated to the relief sought by the Amended Complaint, to refer the matter to binding, private arbitration before the American Arbitration Association (“AAA”).

On March 6, 2020, the U.S. District Court for the District of Arizona ordered the parties to the stipulation to binding, private arbitration of the matter before the AAA. The remedies the Company seeks in the AAA arbitration include rescission and/or termination of the Falcon Merger Agreement, all agreements entered into in connection with the Falcon Merger Agreement and the “Control Person Transaction” discussed below, an award of restitutionary damages from Falcon and its shareholders including repayment of funds advanced pursuant to promissory notes issued by Falcon and its subsidiaries in connection with the Falcon Merger Agreement, appointment of a receiver for Falcon and an award of attorneys’ fees, arbitration forum fees and costs. Remedies sought by the Company in arbitration also include rescission and/or termination remedies concerning the “Control Person Transaction” referenced in that certain Membership Interest Purchase Agreement entered into among James Kunevicius and Edlin Kim (collectively, the “Selling Owners”), Elemental Concepts, LLC and Compass Point, LLC (the “Sellers”) and Harvest of California, LLC (a wholly owned subsidiary of the “Company”) dated June 7, 2019 (the “MIPA”). Pursuant to the terms of the MIPA, the Company purchased 100% of the membership interests in two entities that hold commercial cannabis licenses in California (the “Purchased Interests”) for a purchase price of $4.1 million (the “Purchase Price”). These remedies include seeking an order which would effectively require the equivalent of the Selling Owners and the Sellers being required to repurchase from the Company all of the Purchased Interests for an amount equal to the Purchase Price as provided for in the MIPA.

On July 2, 2020, Falcon and two of its shareholders filed a counterclaim against the Company in the AAA arbitration proceeding. The counterclaim alleges that the Company breached the Falcon Merger Agreement, breached an implied covenant of good faith and fair dealing and intentionally interfered with Falcon’s prospective business relations and seeks monetary damages of $50.0 million pursuant to the Falcon Merger Agreement. On March 13, 2021, the parties entered into a binding settlement agreement, resulting in a final dismissal of all litigation and arbitration between them arising out of the 2019 merger agreement. In accordance with the settlement terms, Harvest owns a 10% equity interest in Falcon. Each share comes with a 10-year warrant entitling Harvest to purchase two (2) common shares of Falcon at an exercise price of $1.91, subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar corporate events. See Note 10 for additional information.

AGRiMED Industries of PA, LLC

The Company appealed the Commonwealth of Pennsylvania Department of Health (“PDOH”), June 2019 denial of the renewal of a grower/processor permit issued to AGRiMED Industries of PA, LLC (“AGRiMED”) which the Company acquired through a Membership Interest Purchase Agreement on May 20, 2019. On August 28, 2019, AGRiMED filed a timely Notice of Appeal with the PDOH Docket No. 19-068 GP on the grounds that, among other things, the PDOH is equitably estopped and abused its discretion in refusing to renew AGRiMED’s permit, given AGRiMED’s recent change in ownership, the PDOH’s awareness of that change, and the limited scope of AGRiMED’s operations at the time of the non-renewal, of which the PDOH was similarly aware. Further, AGRiMED asserted that the PDOH had failed to provide AGRiMED with an opportunity to respond to or otherwise cure or correct any alleged violations identified by the PDOH. On May 6, 2021 the PDOH entered into a settlement agreement regarding the AGRiMED permit which allows for the conditional renewal of the permit and its operation by the Company as early as August 15, 2021.

The AGRiMED permit is still subject to litigation from a third-party seeking revocation of the permit. The possible revocation is related to an administrative challenge filed by Bay LLC, which was the next highest scoring applicant when AGRiMED was awarded a permit. Bay LLC’s objection to the award of the AGRiMED permit is due to the fact that one of AGRiMED’s principals (pre-Harvest’s MIPA to operate the permit) failed to disclose a criminal conviction on the AGRiMED application. On November 9, 2020, the PDOH Deputy Secretary ruled that the AGRiMED permit should not be revoked based upon an equitable estoppel theory. On December 3, 2020 Bay LLC filed a Petition for Review of the November 9, 2020 PDOH determination in the Pennsylvania Commonwealth Court. Briefing of that appeal was completed in May 2021 and the Company is awaiting a ruling.

Rainbow lease and real estate litigation

On June 4, 2020, Rainbow HAH Council Bluffs LLC, Rainbow HAH Santa Cruz LLC, Rainbow HAH Coalinga LLC, Rainbow HAH LLC and Rainbow Realty Group LLC (collectively, the “Plaintiffs”) filed a complaint in the Supreme Court of the State of New York, County of Nassau (Index No.: 605323/2020) against the Company and certain of its subsidiaries and certain of its current officers and directors, including Scott Atkison (the “Harvest Defendants”), ICG and certain of its subsidiaries, Hightimes Holding Corp. and one of its subsidiaries, Ryan Kunkel (“Kunkel”) and James Dennedy (“Dennedy”). Mr. Atkison is a former shareholder and director of ICG and is a party to the Agreement and Plan of Merger and Reorganization, dated March 13, 2020, between a wholly-owned subsidiary of the Company and ICG (the “ICG Merger Agreement”) and as result thereof, he, along with other former ICG shareholders including Daniel Reiner, a shareholder of the Company and the beneficial owner of greater than 5% of our equity securities, may have indemnification obligations to the Company. On September 24, 2020, the Plaintiffs filed an amended complaint (the “Amended Rainbow Complaint”). The Amended Rainbow Complaint alleges, among other things, that the Plaintiffs were fraudulently induced by Kunkel and Dennedy and aided and abetted by the Harvest Defendants into paying $3.5 million to purchase three cannabis dispensaries that were leased by Have a Heart branded dispensaries in Council Bluffs, Iowa, Coalinga, California and Santa Cruz, California (the “Gerra Properties”). The properties were sold to the Plaintiffs by Gerra Capital Management which was owned and controlled by certain former ICG directors and shareholders which included Kunkel and Dennedy. The Amended Rainbow Complaint alleges breach of lease, breach of guaranty, breach of the implied covenant of good faith and fair dealing, fraud in the inducement, conspiracy to commit fraud, aiding and abetting fraud, violations of debtor creditor law and piercing the corporate veil (the “Rainbow Litigation”). In December 2020, the case transferred to the Commercial Division of the Supreme Court of the State of New York, County of New York (Index No.: 452625/2020).

On July 15, 2021, the Company, Harvest Enterprises, Inc., Harvest HAH WA, Inc., Steven M. White, M. Scott Atkison and Daniel T. Reiner (collectively, the “Defendants”), and the Plaintiffs entered into a Confidential Settlement Agreement and Release, pursuant to which, inter alia, the Company issued 150,000 SVS to the Plaintiffs in consideration for the final release (with prejudice) of all claims pending against the Defendants in the Commercial Division of the Supreme Court of the State of New York, County of New York (Index No.: 452625/2020).

TGS National Franchise, LLC arbitration

In the Matter of Arbitration between TGS National Franchise, LLC v. San Felasco Nurseries, Inc. (“SFN”) as assignee of Florida Compassionate Growers LLC (Case No: 01-18-0003-9481) (the “SFN Arbitration”).

Prior to the Company’s acquisition of SFN via a share exchange agreement dated October 25, 2018, TGS filed several arbitrations and civil lawsuits (the “TGS Lawsuits”) arising out of franchise agreements between TGS and SFN dated April 8, 2016 (“Franchise Agreements”). The TGS Lawsuits included a demand for arbitration filed with the American Arbitration Association filed on October 22, 2018 (the “SFN Arbitration”) seeking monetary damages arising from the termination of the Franchise Agreements. On March 28, 2019, the SFN Arbitration was stayed by agreement of the parties pending resolution of a TGS appeal, to the Colorado Court of Appeals, of a decision adverse to TGS in another of the TGS Lawsuits (the “TGS Appeal”).

On February 21, 2020, TGS moved to substitute Jushi FL SPV, LLC (“Jushi”) as Claimant in the SFN Arbitration (“Claimant”) and amend the case caption to In the Matter of Arbitration between Jushi FL SPV, LLC, as assignee of TGS National Franchise, LLC v. San Felasco Nurseries, Inc., as assignee of Florida Compassionate Growers LLC (Case No: 01-18-0003-9481). On May 15, 2020, the parties stipulated to substitute Jushi as Claimant and amend the case caption. On March 26, 2020, the Colorado Court of Appeals denied the TGS Appeal and held that certain terms in the Franchise Agreements evidence “a clear intent to limit the parties’ rights and remedies otherwise available.”

With the TGS Appeal decided, the SFN Arbitration re-commenced in August 2020. On November 9, 2020, the panel in the SFN Arbitration (the “AAA Panel”) denied SFN’s motion to dismiss, which had argued that the arbitration was precluded by the earlier TGS Lawsuits. On March 29, 2021, the AAA Panel denied SFN’s request to file a pre-hearing motion to dismiss the SFN Arbitration for failure to state recoverable damages. The final hearing in the SFN Arbitration was held the week of May 3, 2021. Post-hearing briefing was completed on June 29, 2021.

The AAA Panel issued its interim award (the “Interim Award”) on July 29, 2021. The AAA Panel ruled against Claimant on its legal and equitable claims for breach of a contractual right of first refusal (“ROFR”) under the Franchise Agreements in connection with a potential sale of SFN (the “ROFR Transaction”), holding that SFN had negotiated the ROFR Transaction in good faith. Claimant prevailed, however, on its claims for breach of contract and breach of the implied covenant of good faith and fair dealing arising from SFN’s termination of the Franchise Agreements. The AAA Panel awarded Claimant $10.6 million based on the supposed “present value” of “unpaid future royalties” in respect of these claims. The AAA Panel awarded an additional $3.7 million in pre-award interest on these damages, and post-award interest at a rate of 12% per annum.

The Panel further determined that Claimant was the prevailing party in the arbitration and that the Franchise Agreements entitled Claimant to recover its reasonable attorneys’ fees and costs, exclusive of certain arbitration costs. On October 20, 2021, The Panel issued its Final Award. The Final Award incorporated the July 29 Interim Award in full (except insofar as the Panel reversed its prior ruling declining to award all costs), pre-award interest, attorneys’ fees and costs and provided that Claimant shall recover a total of $16.4 million.

The Franchise Agreements provide that the Final Award, is subject to review by an independent panel of three arbitrators (the “Independent Panel”). The Company intends to appeal the decision to the Independent Panel on the grounds that, among other things, the damages awarded are not available under the contracts and applicable law. The appeal is expected to be filed no later than 30 days after the Final Award. The Company has adjusted its reserves in respect of the SFN Arbitration.

Litigation Arising Out of Proposed Transaction with Trulieve Cannabis Corp.

On May 10, 2021, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with Trulieve Cannabis Corp. (“Trulieve”), pursuant to which Trulieve agreed, subject to the terms and conditions thereof, to acquire all of the issued and outstanding subordinate voting shares of the Company, multiple voting shares of the Company, and super voting shares of the Company. On July 13, 2021, the Company issued its Definitive Proxy Statement (the “Proxy”) soliciting stockholder approval of the proposed transaction. Since the issuance of the Proxy, a number of purported stockholders of the Company have sent demand letters to the Company’s Board of Directors and/or commenced litigation challenging the accuracy and/or completeness of the disclosures in the Proxy. To date, the following six lawsuits have been filed, bearing the following captions:

•	Oppen v. Harvest Health et al., C.A. No. 21-02048 (D. Col.)

•	Stout v. Harvest Health et al., C.A. No. 21-06398 (S.D.N.Y.)

•	Jenkins v. Harvest Health et al., C.A. No. 21-02045 (D. Col.)

•	Coffman v. Harvest Health et al., C.A. No. 21-02026 (D. Col.)

•	Wean v. Harvest Health et al., C.A. No. 21-06435 (S.D.N.Y.)

•	Finger v Harvest Health et al., C.A. No. 21-02086 (D. Col.)

Each lawsuit asserts claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and alleges that the Proxy omits and/or misrepresents material information concerning: (i) the Company’s and Trulieve’s financial projections; (ii) the financial analyses performed by the Company’s financial advisors, Moelis & Company LLC and Haywood Securities Inc. (“Haywood”), in connection with their fairness opinions; (iii) information regarding the nature of Haywood’s arrangement; and (iv) the sales process leading up to the proposed transaction.

On September 30, 2021 the Company entered into a Confidential Fee Agreement to resolve all six lawsuits referenced above for an immaterial amount of consideration.

Litigation assessment

The Company has evaluated its claims and the foregoing matters to assess the likelihood of any unfavorable outcome and to estimate, if possible, the amount of potential loss as it relates to the litigation discussed above. Based on this assessment and estimate, which includes an understanding of the Company’s intention to vigorously prosecute its claims, the Company believes that any defenses of any of the counterparties lack merit, and the likelihood of any recoveries by any of the counterparties against the Company appears remote. This assessment and estimate is based on the information available to management as of the date of these financial statements and involves a significant amount of management judgment, including the inherent difficulty associated with assessing litigation matters in their early stages. As a result, the actual outcome or loss may differ materially from those envisioned by the current assessment and estimate. Our failure to successfully prosecute or settle these claims could have a material adverse effect on our financial condition, revenue and profitability and could cause the market value of our subordinate voting shares to decline.

The Company previously recorded a liability in the amount of $3.0 million during year ended December 31, 2020 and increased its liability to $15.0 million as of September 30, 2021.

17.	Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes (“ASC 740”), on a tax jurisdictional basis. The Company files a consolidated as well as several standalone company U.S. income tax returns and, at the federal level, its gross profits or income and losses are taxed at 21%. The Company’s effective tax rate varies from the U.S. Federal statutory rate due to permanent non-deductible IRS Section 280e differences, pass-through entities, and non-controlling interests. The Company recorded income tax expense of $4.7 million and $0.2 million for the three months ended September 30, 2021 and 2020, and $18.0 million and $5.1 million for the nine months ended September 30, 2021 and 2020, respectively.

The net deferred income tax liability was $53.1 million as of both September 30, 2021 and December 31, 2020 and consists primarily of future tax impacts of the book and tax differences in fixed asset depreciation and intangibles acquired through purchase accounting.

During the three and nine month ended September 30, 2021 and 2020, respectively, the Company recognized an immaterial amount of interest and penalties. The Company has not established valuation allowances against any U.S. Federal or state deferred tax assets.

18.	Related Party Transactions

Related party notes receivable

(In thousands)	September 30, 2021	December 31, 2020
Secured promissory notes dated February 2020(1)	$8,997	$6,471
Secured revolving notes dated December 2018 through January 2019(2)	1,565	3,581

Total due from related party (current portion notes receivable)	$10,562	$10,052

(1)

Secured promissory note dated February 2020, and amended February 2021, in the aggregate principal amount of $6.7 million with maturity date February 2022; principal is due at maturity. Interest rate of 6% per annum, due at maturity. The secured note of $6.7 million is due from Harvest of Ohio LLC, an Ohio limited liability company owned 49% by Steve White, the Chief Executive Officer of the Company, and an entity in which the Company has an investment interest. The Company accounts for the investment interest under the equity method. During the nine months ended September 30, 2021 and 2020, interest income was $0.3 million and $0.3 million, respectively. During the three months ended September 30, 2021 and 2020, interest income was $0.1 million and less than $0.1 million, respectively.

(2)

Secured revolving notes dated December 2018 through January 2019 in the aggregate principal amount of $3.6 million which are due from AINA We Would LLC, the borrower, of which Harvest owns a 25% interest. The notes mature between December 2019 and February 2020 and the principal is due at maturity. The secured revolving notes which mature between December 2019 and February 2020 are currently in default. The Company negotiated a settlement agreement with the debtor and, at this time, expects to receive the full principal balance. The secured revolving notes have interest rates of 8.25 - 8.5% per annum with interest payments due monthly. AINA We Would LLC can draw up to $30.0 million, with each advance subject to the approval of AINA We Would LLC and the Company in their sole discretion. No interest income was recorded during the nine months ended September 30, 2021 and $0.1 million of interest income was recorded during the nine months ended September 30, 2020. No interest income was recorded during the three months ended September 30, 2021 and September 30, 2020.

Related party leases

Included in the Condensed Consolidated Balance Sheets are the following amounts recorded for leases with related parties:

(In thousands)	September 30, 2021	December 31, 2020
Right-of-use assets for operating leases, net	$5,448	$5,621
Operating lease liability, current portion	(158)	(135)
Operating lease liability, net of current portion	(5,475)	(5,595)

AZRE2, LLC owns a building located at 300 East Cherry Street, Cottonwood, Arizona 86326, which it leases to Harvest to use as a cultivation facility. The lease commenced on August 1, 2019 for a 15 year term and rent payments were approximately $0.3 million for the nine months ended September 30, 2021 and 2020 respectively. Rent payments were $0.1 million for the three months ended September 30, 2021 and 2020, respectively. The Company incurred rent expense of $0.3 million for the nine months ended September 30, 2021 and 2020, respectively and $0.1 million in relation to this lease for the three months ended September 30, 2021 and 2020, respectively. Jason Vedadi, the former Chairman of the Board of Harvest, is the sole owner of AZRE2, LLC. $1.4 million is due to Karma Capital, LLC, an entity wholly owned by Mr. Vedadi, to pay back the loan given to purchase the Cottonwood property.

Karma Capital, LLC owns a building located at 2726-2734 E. Grant Road Tucson, Arizona 85716, which it leases to Harvest to use as a dispensary. The lease commenced on July 1, 2017 for a 15 year term and rent payments were less than $0.1 million for the nine and three months ended September 30, 2021 and 2020, respectively. The Company incurred rent expense of less than $0.1 million in relation to this lease for nine and three months ended September 30, 2021 and 2020, respectively. Mr. Vedadi, the former Chairman of the Board of Harvest, is the sole owner of Karma Capital, LLC.

Earbuds, LLC owns a building located at 4370 Tonawanda Trail Beaver Creek, Ohio 45430, which it leases to Harvest to use as a dispensary. The lease commenced on April 1, 2020 for a 15 year term and rent payments were less than $0.1 million for the nine and three months ended September 30, 2021 and 2020, respectively. There was also an additional fee paid of approximately $0.1 million provided to the landlord for previous costs incurred to purchase the building in 2020. The Company incurred rent expense of less than $0.1 million in relation to this lease for the nine months and three months ended September 30, 2021 and 2020, respectively. Each of Mr. Vedadi, the former Chairman of the Board of Harvest, Joseph Sai, Harvest’s Chief of Staff and Howard Hintz, Harvest’s former Director of Contracts, are partners of Earbuds, LLC. Each of the three partners of Earbuds, LLC are entitled to an equal distribution share of the accrued rental income. $0.4 million is due to SMRE LLC (an entity owned by Mr. Sai), Things Change LLC (an entity owned by Mr. Hintz) and TJV-168 LLC (an entity owned by Mr. Vedadi) to pay back the loan given to purchase the Beaver Creek, OH property. Each partner loaned $0.1 to Earbuds, LLC to acquire the property.

On February 9, 2021, we cancelled 2,545 Multiple Voting Shares held by Jason Vedadi in exchange for extinguishing our right of first refusal under the Separation Agreement. The number of Multiple Voting Shares is equal to an aggregate market value of $1,000,185 divided by the closing sales price of the Subordinate Voting Shares on February 5, 2021, which was $3.93. The Multiple Voting Shares were convertible to Subordinate Voting Shares on a 1:100 basis. This transaction with Mr. Vedadi is a transaction agreed with an “insider” and is considered to be a “related party transaction.”

19.	Subsequent Events

On October 1, 2021 (the “Closing Date”), all of the issued and outstanding subordinate voting shares, multiple voting shares and super voting shares (collectively the “Harvest Shares”) were acquired by Trulieve, as previously announced pursuant to the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, on the Closing Date the holders of Harvest Shares received 0.1170 of a subordinate voting share of Trulieve (each a “Trulieve Share”) for each Harvest Share outstanding immediately prior to the Closing Date, with the super voting shares and multiple voting shares of Harvest treated on an as if converted basis to subordinate voting shares of Harvest pursuant to their respective terms. In total, Trulieve issued an aggregate of 50,874,175 Trulieve Shares, representing a value of $1.4 billion, in connection with the exchange of all of the issued and outstanding Harvest Shares.

The acquisition will be accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. Accordingly, effective October 1, 2021 all operations of the Company have ceased and the Company is in the process of delisting from the Canadian Stock Exchange. In connection with the Arrangement, on October 1, 2021, Trulieve acquired all outstanding shares of Harvest and Harvest became a wholly-owned subsidiary of Trulieve.

At the Closing Date, (i) all Harvest equity awards granted under Harvest’s equity incentive plan that were outstanding immediately prior to the Effective Time were adjusted so that upon exercise, the holder will be entitled to receive Trulieve Subordinate Voting Shares, with the number of shares underlying such award adjusted based on the Exchange Ratio, (ii) each of the warrants to acquire Subordinate Voting Shares issued by Harvest on May 10, 2019 and on December 30, 2020 were outstanding immediately prior to the Effective Time became exercisable, in accordance with the terms, for Trulieve Subordinate Voting Shares, after adjustments to reflect the Arrangement and to account for the Exchange Ratio; (iii) each of the warrants to acquire Multiple Voting Shares issued by Harvest on April 23, 2020 that were outstanding immediately prior to the Effective Time became exercisable, in accordance with the terms, for Trulieve Subordinate Voting Shares, after adjustments to reflect the Arrangement and to account for the Exchange Ratio; and (iv) all remaining warrants to acquire Subordinate Voting Shares issued by Harvest that were outstanding immediately prior to the Effective Time were exchanged into warrants of Trulieve to acquire Trulieve Subordinate Voting Shares after adjustments to reflect the Arrangement and to account for the Exchange Ratio.

Further, in connection with the Arrangement Agreement, Harvest sold its Florida Medical Marijuana Treatment Center license for proceeds of $55.0 million.

In connection with a settlement reached with Jushi arising from a February 2020 litigation matter, the Company paid $15.0 million in December 2021 in satisfaction of the settlement agreement. This amount was accrued for in Other current liabilities in the September 30, 2021 Unaudited Condensed Consolidated Balance Sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Harvest Health & Recreation Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Harvest Health and Recreation, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Haynie & Company

Haynie & Company

Salt Lake City, Utah

March 30, 2021

We have served as the Company’s auditor since 2018.

HARVEST HEALTH & RECREATION INC.

FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

Consolidated Balance Sheets

(Amounts expressed in thousands of United States dollars, except share data)

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$78,055	$22,685
Restricted cash	4,542	8,000
Accounts receivable, net	5,051	12,147
Notes receivable, current portion	21,556	47,768
Related party notes receivable, current portion	10,052	3,581
Inventory, net	36,862	27,987
Other current assets	5,280	4,788

Total current assets	161,398	126,956
Notes receivable, net of current portion	18,211	34,430
Property, plant and equipment, net	176,827	149,841
Right-of-use assets for operating leases, net	60,843	52,445
Related party right-of-use assets for operating leases, net	5,621	6,321
Intangibles assets, net	272,118	159,209
Corporate investments	19,091	—
Acquisition deposits	50	3,645
Goodwill	116,041	84,596
Assets held for sale	6,585	2,444
Other assets	19,850	8,114

TOTAL ASSETS	$856,635	$628,001

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	$10,755	$6,969
Other current liabilities	28,896	22,029
Contingent consideration, current portion	17,985	13,764
Income tax payable	17,504	5,310
Operating lease liability, current portion	2,906	2,244
Related party operating lease liability, current portion	135	428
Notes payable, current portion	20,910	8,395

Total current liabilities	99,091	59,139
Notes payable, net of current portion	244,066	213,181
Warrant liability	20,908	5,516
Operating lease liability, net of current portion	58,637	48,731
Related party operating lease liability, net of current portion	5,595	5,533
Deferred tax liability	53,082	28,587
Contingent consideration, net of current portion	—	16,249
Total liabilities associated with assets held for sale	718	—
Other long-term liabilities	63	179

TOTAL LIABILITIES	482,160	377,115
Commitments and contingencies (Note 20)
STOCKHOLDERS’ EQUITY
Subordinate Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2020:
Unlimited, 220,913,258 and 220,913,258, respectively, at December 31, 2019: Unlimited, 105,786,727 and 105,786,727, respectively)	—	—
Multiple Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2020:
Unlimited, 182,842,232 and 182,842,232, respectively, at December 31, 2019: Unlimited, 181,338,834 and 181,338,834, respectively)	—	—
Super Voting Shares (Shares Authorized, Issued and Outstanding at December 31, 2020: Unlimited, 2,000,000 and 2,000,000, respectively, at December 31, 2019: Unlimited, 2,000,000 and 2,000,000, respectively)	—	—
Capital stock	667,248	481,182

Accumulated deficit	(293,607)	(233,977)
Stockholders’ equity attributed to Harvest Health & Recreation Inc.	373,641	247,205

Non-controlling interest	834	3,681

TOTAL STOCKHOLDERS’ EQUITY	374,475	250,886

The accompanying notes are an integral part of these consolidated financial statements.

HARVEST HEALTH & RECREATION INC.

Consolidated Statements of Operations

(Amounts expressed in thousands of United States dollars, except share and per share data)

	For the Year Ended December 31,
	2020	2019
Revenue, net of discounts	$231,460	$116,780
Cost of goods sold	(129,873)	(75,636)

Gross profit	101,587	41,144

Expenses
General and administrative (related party operating lease expense for the year ended December 31, 2020 and 2019 was $788 and $340)	99,603	105,966
Sales and marketing	4,960	8,937
Share-based compensation	22,495	17,695
Depreciation and amortization	7,920	5,360
Fixed and intangible asset impairments	664	16,977

Total expenses	135,642	154,935

Operating loss	(34,055)	(113,791)
Other (expense) income
Gain (loss) on sale of assets	11,752	(2,313)
Other (expense) income	17,185	(8,286)
Fair value of liability adjustment	(10,125)	5,482
Foreign currency loss	(63)	(970)
Interest expense (related party interest income for the year ended December 31, 2020 and 2019 was $444 and $267)	(38,612)	(9,514)
Contract asset impairment	(732)	(35,098)

Loss before taxes and non-controlling interest	(54,650)	(164,490)
Income taxes	(3,650)	(3,756)
Net loss from continuing operations before non-controlling interest	(58,300)	(168,246)
Net loss from discontinued operations, net of tax	(1,278)	(568)

Net loss before non-controlling interest	(59,578)	(168,814)
Net (income) loss attributed to non-controlling interest	(52)	2,079

Net loss attributed to Harvest Health & Recreation Inc.	$(59,630)	$(166,735)

Net loss per share—basic and diluted	$(0.16)	$(0.59)

Attributable to Harvest Health and Recreation Inc.	$(0.17)	$(0.58)

Attributable to discontinued operations, net of tax	$—	$—

Weighted-average shares outstanding—basic and diluted	354,757,211	286,626,553

The accompanying notes are an integral part of these consolidated financial statements.

HARVEST HEALTH & RECREATION INC.

Consolidated Statements of Changes in Stockholders’ Equity

(Amounts expressed in thousands of United States dollars, except share data)

Number of Shares				$ Amount
Stockholders’
Super		Multiple	Subordinate			Equity	Non-	TOTAL
	Voting	Voting	Voting	Capital	Accumulated	attributed	Controlling	STOCKHOLDERS’
	Shares	Shares	Shares	Stock	Deficit	to Harvest	Interest	EQUITY
BALANCE—December 31, 2018	2,000,000	2,179,691	63,358,934	$435,495	$(67,117)	$368,378	$5,572	$373,950
Adoption of ASC 842	—	—	—	—	(125)	(125)	—	(125)

Restated total equity at January 1, 2019	2,000,00	2,179,691	63,358,934	435,495	(67,242)	368,253	5,572	373,825
Capital contribution	—	—	—	312	—	312	188	500
Exercise of warrants	—	—	785,469	5,145	—	5,145	—	5,145
Shares issued in connection with acquisitions	—	33,629	—	18,512	—	18,512	—	18,512
Issuance of $10MM convertible note	—	—	—	1,000	—	1,000	—	1,000
Conversions to subordinate voting shares	—	(413,705)	41,370,436	—	—	—	—	—
Debt issuance costs paid in warrant	—	—	—	701	—	701	—	701
Share-based compensation	—	—	—	17,695	—	17,695	—	17,695
Net loss	—	—	—	—	(166,735)	(166,735)	(2,079)	(168,814)

BALANCE—December 31, 2019	2,000,000	1,813,388	105,786,727	$481,182	$(233,977)	$247,205	$3,681	$250,886

Shares issued	—	456,161	22,652,568	90,156	—	90,156	—	90,156
Shares returned and cancelled	—	(42,378)	—	(7,670)	—	(7,670)	—	(7,670)
Deconsolidation of Ohio entities	—	—	—	—	—	—	1,388	1,388
Divestiture of Arkansas assets	—	—	—	—	—	—	(4,162)	(4,162)
Shares issued in connection with acquisitions	—	316,411	398,600	59,785	—	59,785	—	59,785
Conversions to subordinate voting shares	—	(920,754)	92,075,363	—	—	—	—	—
Equity method investment adjustment	—	—	—	—	—	—	(125)	(125)
Discount on notes payable	—	—	—	397	—	397	—	397
Conversion of convertible note payable	—	205,594	—	20,903	—	20,903	—	20,903
Share-based compensation	—	—	—	22,495	—	22,495	—	22,495
Net loss	—	—	—	—	(59,630)	(59,630)	52	(59,578)

BALANCE—December 31, 2020	2,000,000	1,828,422	220,913,258	$667,248	$(293,607)	$373,641	$834	$374,475

The accompanying notes are an integral part of these consolidated financial statements.

HARVEST HEALTH & RECREATION INC.

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of United States dollars)

	For the years ended December 31,
	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	$(59,578)	$(168,814)
Net loss from discontinued operations, net of tax	1,278	568
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	11,290	7,755
Amortization of right-of-use assets	5,375	3,525
Amortization of debt issuance costs	4,263	2,793
Amortization of debt discount	1,632	42
Amortization of warrant expense	3,518	1,816
Impairment of fixed and intangible assets	664	16,976
Impairment of right-of-use assets	(249)	—
Gain on settlement of contingent consideration	(13,957)	—
Gain on deconsolidation of Ohio entities	(11,899)	—
Impairment of investments	—	5,000
Gain on legal settlements	(9,260)	—
(Gain) loss on divestments and sale of assets	(1,467)	3,847
Loss on extinguishment of notes payable	463	—
Loss on dead deals	3,707	—
Loss on lease derecognition	3,428	547
Change in fair value of financial liability	10,125	(5,482)
Unrealized exchange loss	—	496
Deferred income tax expense	(5,378)	517
Share-based compensation	22,495	17,695
Noncash transaction expenses	—	71
Provision for bad debts and credit losses	903	31,788
Changes in operating assets and liabilities:
Accounts receivable	(2,743)	(11,603)
Inventory	(2,801)	(2,402)
Other assets	(1,729)	(1,373)
Income taxes payable	13,368	781
Accrued expenses and other liabilities	(2,417)	(2,005)
Accounts payable	6,890	(882)
Operating lease liabilities	(5,429)	(3,219)
Prepaid expenses and other current assets	(2,774)	(2,849)

NET CASH USED IN CONTINUING OPERATING ACTIVITIES	(30,282)	(104,412)

NET CASH USED IN DISCONTINUED OPERATING ACTIVITIES	(1,267)	(568)

NET CASH USED IN OPERATING ACTIVITIES	(31,549)	(104,980)

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of businesses, net of cash acquired	(16,029)	(31,170)
Acquisitions/advances of intangibles	(773)	(12,757)
Acquisition deposits	100	—
Prepayment of acquisition consideration	—	(3,645)
Purchases of property, plant and equipment	(26,863)	(109,436)

HARVEST HEALTH & RECREATION INC.

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of United States dollars)

	For the years ended December 31,
	2020	2019
Proceeds from divestments and sale of assets	9,225	—
Issuance of notes receivable	(1,825)	(110,370)
Payments received on notes receivable	10,601	9,830

NET CASH USED IN INVESTING ACTIVITIES	(25,564)	(257,548)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from exercise of warrants	—	5,145
Proceeds from issuance of equity	91,757	—
Proceeds from issuance of convertible notes payable	—	110,000
Proceeds from issuance of notes payable	40,315	187,841
Repayment of notes payable	(22,643)	(11,483)
Payment of finance lease liabilities	(19)	(1,644)
Fees paid for debt financing activities	(385)	(12,403)
Extinguishment of debt	—	(84,126)

NET CASH PROVIDED BY FINANCING ACTIVITIES	109,025	193,330

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	51,912	(169,198)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,685	191,883
RESTRICTED CASH, BEGINNING OF PERIOD	8,000	8,000

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	30,685	199,883

CASH AND CASH EQUIVALENTS, END OF PERIOD	78,055	22,685
RESTRICTED CASH, END OF PERIOD	4,542	8,000

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$82,597	$30,685

The accompanying notes are an integral part of these consolidated financial statements.

HARVEST HEALTH & RECREATION INC.

Consolidated Statements of Cash Flows

(Amounts expressed in thousands of United States dollars)

	For the years ended December 31,
	2020	2019
Supplemental disclosure with respect to cash flows
Interest paid	$34,064	$14,232
Taxes paid	$5,806	$6,161
Supplemental disclosure of non-cash activities
Shares issued for business acquisitions	$59,785	$18,512
Shares issued for the acquisition of intangible licenses	$—	$1,526
Shares issued for the acquisition of a lease	$—	$771
Trade and notes receivable settled for business acquisitions	$55,716	$—
Notes payable issued for business acquisitions	$16,650	$—
Notes payable issued for the acquisition of intangible licenses	$1,000	$1,470
Notes payable issued for the acquisition of a lease	$500	$—
Notes payable issued for the acquisition of property, plant and equipment	$—	$5,650
Notes payable settled upon divestment	$1,905	$—
Contingent consideration issued for business acquisitions	$5,000	$—
Conversion of convertible debentures	$19,535	$—
Notes receivable received upon deconsolidation	$12,000	$—
Right-of-use assets obtained in exchange of operating lease liabilities	$15,332	$49,862
Right-of-use assets obtained in exchange of finance lease liabilities	$5,178	$—

The accompanying notes are an integral part of these consolidated financial statements.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

1.	Business Description

Harvest Health & Recreation Inc., a British Columbia corporation (the “Company” or “Harvest”) is a vertically integrated cannabis company that operates from “seed to sale.” The Company holds licenses or provides services to cannabis dispensaries in Arizona, Arkansas (on November 13, 2020, we completed the divestiture of our ownership interest in the Arkansas retail and cultivation assets), California, Florida, Maryland, Nevada, North Dakota and Pennsylvania with two provisional licenses in Massachusetts. In addition, the Company owns CO2 extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals, vapes and gems featuring cannabinoids and a hemp-derived product line sold in Colorado. The Company also owns, manufactures and distributes a portfolio of cannabis consumer packaged goods brands, including ROLL ONE, MODERN FLOWER, EVOLAB, CHROMA, CO2LORS, ALCHEMY and CBX SCIENCES, to third-party licensed retail cannabis stores across the United States as well as to select retail stores the Company owns or operates, in addition to providing support services and financing to a Utah-licensed medical cannabis cultivator.

The Company operates in one segment, the cultivation, processing and sale of cannabis. The Company grows cannabis in outdoor, indoor, and greenhouse facilities for sale in its retail locations and for wholesale. In addition, the Company converts cannabis biomass into formulated oil using a variety of proprietary extraction techniques. The Company uses some of this oil to manufacture products such as vaporizer cartridges and edibles. Harvest sells cannabis, oil, and manufactured products in Harvest dispensaries and to third parties for resale. In addition, the Company collects licensing fees from third parties associated with operations at certain cultivation, manufacturing or retail facilities.

Harvest conducts business through wholly-owned and majority-owned operating subsidiaries, operating agreements and other commercial arrangements established to conduct the different business areas of each business (each an “Operating Subsidiary” and together, “Operating Subsidiaries”). The Company’s principal operating locations and type of operation are listed below:

State	Nature of Operations	Commencement Periods
Arizona – 15 locations	Retail Dispensary	September 2013 – September 2020
Arkansas – 1 location**	Retail Dispensary	February 2020
California – 4 locations	Retail Dispensary	December 2018 – October 2019
Florida – 6 locations	Retail Dispensary	February 2019 – July 2019
Maryland – 3 locations	Retail Dispensary	September 2018 – December 2019
North Dakota – 2 locations***	Retail Dispensary	July 2019 – August 2019
Pennsylvania – 8 locations	Retail Dispensary	September 2018 –October 2020
Washington – 5 locations*	Retail Dispensary Services	March 2020
Arizona	Greenhouse/Outdoor Grow/Processing Lab	July 2015 – February 2020
Arkansas**	Greenhouse	January 2020
Colorado – 1 location	Processing	October 2020
Florida	Cultivation/Processing	February 2019 – December 2019
Maryland	Cultivation/Processing	September 2017 – July 2019
Nevada	Cultivation/Processing	August 2020
Pennsylvania	Cultivation/Processing	March 2020
Utah	Cultivation/Processing	October 2020

*	See Note 20 (Commitments and Contingencies – Washington Litigation) with respect to the disputed termination of the Company’s service agreements with the licensees of the Washington locations.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

**

See Note 11 (Acquisitions/Divestitures – Divestiture of Arkansas Assets) with respect to the sale of the Company’s ownership interests in Natural State Wellness Dispensary, LLC and Natural Statement Wellness Enterprises, LLC.

***	On February 19, 2021, the Company divested the two retail dispensary locations located in North Dakota for an immaterial amount of cash.

The Company is in various stages of expansion as it is growing its commercial footprint by focusing on acquiring and building additional retail, cultivation and processing locations for medical and adult use cannabis in its existing key markets.

Each Operating Subsidiary either holds the active and/or pending cannabis licenses associated with its activities, or has a commercial arrangement with the operating locations, and/or owns the real estate and primary fixed assets used in the cannabis businesses.

In certain states, cannabis licenses are typically divided into three categories: dispensary, cultivation, and processing. Dispensary licenses comprise the retail operations and allow a company to dispense cannabis to patients. Cultivation licenses allow a company to grow cannabis plants. Processing licenses allow for the processing of cannabis into other products (e.g., edibles, oil, etc.). Cultivation and processing licenses comprise the wholesale operations.

In other states, cannabis licenses are defined as vertically integrated, which allows the license holder the right to engage in dispensary, cultivation and processing activities.

The Company’s corporate headquarters is located at 1155 W. Rio Salado Parkway, Suite 201, Tempe, AZ, 85281. The Company has one class of stock that is traded on the Canadian Stock Exchange (“CSE”) and on the OTCQX International tier of the OTC Markets in the U.S. (the “OTCQX”) under the symbol HARV and HRVSF, respectively. The stock price between the CSE and the OTCQX are identical after the U.S./Canadian currency exchange conversion.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as of December 31, 2020 and 2019.

Certain prior year amounts have been reclassified, including assets held for sale and the results of discontinued operations, to conform to the current year presentation. Unless otherwise indicated, amounts provided in the Notes herein pertain to continuing operations. See Note 5 for additional information.

(b)     Basis of Measurement

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

(c)     Functional Currency

These consolidated financial statements are presented in United States dollars, which is also the functional currency of the Company and its affiliates.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

(d)     Basis of Consolidation

These consolidated financial statements as of and for the years ended December 31, 2020 and 2019 include the accounts of the Company, all wholly-owned and majority-owned subsidiaries in which the Company has a controlling voting interest and, when applicable, variable interest entities in which the Company has a controlling financial interest or is the primary beneficiary. Investments in affiliates where the Company does not exert a controlling financial interest are not consolidated.

Subsidiaries over which the Company has a controlling financial interest are fully consolidated from the date control commences until the date control ceases. All of the consolidated entities were under common control during the entirety of the periods for which their respective results of operations were included in the consolidated statements (i.e., from the date of their acquisition). All intercompany accounts and transactions have been eliminated on consolidation.

(e)     Discontinued Operations

The Company followed ASC 360, Property, Plant, an Equipment, and ASC 205-20, Discontinued Operations, to report assets held for sale and discontinued operations.

The Company classifies assets and liabilities of a business or asset group as held for sale, and the results of its operations as income (loss) from discontinued operations, net, for all periods presented, when (i) we commit to a plan to divest a business or asset group, actively begin marketing it for sale, and when it is deemed probable of occurrence within the next twelve months, and (ii) when the business or asset group reflects a strategic shift that has, or will have, a major effect on the Company’s operations and its financial results. In measuring the assets and liabilities held for sale, the Company evaluates which businesses or asset groups are being marketed for sale.

See Note 5 for additional information.

(f)     Revenue Recognition

The Company accounts for customer contracts in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which includes the following five-step model:

•	Identification of the contract, or contracts, with a customer.

•	Identification of the performance obligations in the contract.

•	Determination of the transaction price.

•	Allocation of the transaction price to the performance obligations in the contract.

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Revenues consist primarily of wholesale and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. Sales discounts were not material during the years ended December 31, 2020 and 2019, respectively.

The Company has agreements in place whereby third-parties provide services or licenses the right to operate certain aspects of cannabis facilities owned by the Company. Under the terms of these agreements, the service provider operates various aspects of the business including procurement, production, regulatory compliance, marketing and sales, subject to oversight by the Company. The Company pays the service provider a fee for its services or in the case of licenses, the licensor pays the Company a license fee. The Company recorded $23.6 million and $19.4 million for the years ended December 31, 2020 and 2019, respectively, on a gross basis . The determination that the Company was the principal under these agreements was made in accordance with ASC 606-10-55-36 through 55-40 and consists of the following analysis. The Company analyzed the agreements first to determine what the specified good or service is that is being provided. Secondly, whether the Company is in control of the goods prior to the goods being transferred to the customer. The specified goods consist of various cannabis products sold at either in a retail location or wholesale. In order to determine whether the Company had control of the specified goods prior to transfer to the customer, the terms of the agreements to provide the goods to the customers were evaluated. Pursuant to the terms of the agreements, the Company is at all times the owner of the products which is the marijuana and marijuana concentrates. Further, the service provider would not be able to sell the products to the customer without the use the of the Company’s license which permits it to sell marijuana under state law.

The following represents disaggregated revenue information:

	Retail	Wholesale	Licensing and other	Consolidated
Revenue for the Year Ended December 31, 2020	$171,147	$32,696	$27,617	$231,460
Revenue for the Year Ended December 31, 2019	$67,131	$27,494	$22,155	$116,780

(g)    Use of Estimates

The preparation of these consolidated financial statements and accompanying notes in conformity with GAAP requires management to make judgments, assumptions, and estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results and outcomes may significantly differ from those estimates. The estimates and judgments, including underlying assumptions, are reviewed on an ongoing basis and are based on historical experience, current and expected future conditions, third-party evaluations and various other assumptions that management believes are reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements include:

•	estimated useful lives, depreciation of property plant and equipment, and amortization of intangible assets

•	amounts recorded in business combinations

•	valuation and obsolescence relating to inventories

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

•	valuation of investments in private holdings

•	impairment of indefinite-lived intangible assets, long-lived assets and goodwill

•	allowance for credit losses

•	valuation of share-based payments and derivatives

•	valuation of financial instruments

•	lease assumptions

•	measurement and valuation allowances against deferred tax assets, and evaluation of uncertain tax positions

(h)     Non-Controlling Interests

Non-controlling interests (“NCI”) represent equity interests owned by outside parties. NCI may be initially measured at fair value or at the NCI’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement is made on a transaction by transaction basis. The Company elected to measure each NCI at its proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The share of net assets attributable to NCI are presented as a component of equity. Their share of net income or loss is recognized directly in equity. Total income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

(i)     Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Cash balances with institutions may at times be in excess of Federal Deposit Insurance Corporation (“FDIC”) limits.

(j)     Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. At December 31, 2020 and 2019 restricted cash was $4.5 million and $8.0 million, respectively, which is for cash consideration set aside as a reserve in relation to the San Felasco Nurseries, Inc. acquisition.

(k)     Inventory

Inventory consists of raw materials, supplies and consumables used in the inventory process, merchandise for sale, finished goods and work-in-process such as pre-harvested cannabis plants, by-products to be extracted, oils and edible products. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the weighted average cost method.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, direct and indirect labor, and overhead used in the growing and production processes. Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Products for resale and supplies and consumables are valued at lower of cost or net realizable value.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories are written down to net realizable value. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method.

(l)     Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation and impairment losses, if any. Expenditures to construct assets or that materially increase the life of the assets are capitalized. Costs to construct assets are included in capitalized borrowing costs during the construction and development period. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Category	Range (in years)
Computer equipment	3 - 5 years
Leasehold improvements	Shorter of asset’s estimated useful life and the remaining life of the lease
Production equipment	7 years
Buildings and improvements	7 - 39 years
Furniture and fixtures	5 - 7 years
Vehicles	5 years

The assets’ residual values, useful lives and methods of depreciation are reviewed annually and adjusted prospectively, if appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in gain or loss on sale of assets in the Consolidated Statements of Operations in the year the asset is derecognized.

(m)     Equity Investments

Investments in equity of entities over which the Company does not have a controlling financial interest or significant influence are accounted for at fair value. Equity investments without readily determinable fair values are measured at cost with adjustments for observable changes in price or impairments (referred to as the “measurement alternative”). In applying the measurement alternative, the Company performs a qualitative assessment on a quarterly basis and recognizes an impairment if there are sufficient indicators that the fair value of the equity investments are less than the carrying values. Subsequent changes in fair value are recognized in the Consolidated Statement of Operations.

Investments in entities over which the Company does not have a controlling financial interest but has significant influence, are accounted for using the equity method, with the Company’s share of earnings or losses reported in earnings or losses from equity method investments in the Consolidated Statement of Operations. Significant influence is assumed when the Company has 20%-50% ownership interest unless qualitative factors overcome this assumption. Equity method investments are recorded at cost, plus the Company’s share of undistributed earnings or losses, and impairment, if any, within other assets on the Consolidated Balance Sheet.

(n)     Business Combinations

The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed,

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

including contingent assets and liabilities, at their respective fair values on the date of acquisition. Any excess of the purchase consideration over the net fair value of tangible and identified intangible assets acquired less liabilities assumed is recorded as goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately. The costs of business acquisitions, including fees for accounting, legal, professional consulting and valuation specialists, are expensed as incurred. Purchase price allocations may be preliminary and, during the measurement period, not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied. See Note 11 for additional information.

(o)     Goodwill

Goodwill represents the excess of the purchase price paid over the estimated fair value of the net assets acquired in a business combination. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit, where applicable.

Goodwill is not subject to amortization, but is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of its reporting unit is less than the carrying amount. If the Company concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company conducts a quantitative goodwill impairment test. The quantitative impairment test involves comparing the fair values of the reporting unit with its carrying value. Management estimates the fair value of its reporting unit using a combination of the income and market approaches. If the carrying amount of the reporting unit exceeds the reporting unit’s fair value, any amount by which the carrying value of the reporting unit exceeds the fair value is recognized as an impairment loss.

See Notes 11 and 12 for additional information.

(p)     Intangible assets other than goodwill

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite useful lives, which include licenses and permits and tradenames, are not subject to amortization, but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. As part of the impairment evaluation, the Company may elect to perform an assessment of qualitative factors. If this qualitative assessment indicates that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value, a quantitative impairment test to compare the fair value to the carrying value is performed. An impairment charge is recorded if the carrying value exceeds the fair value.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Useful lives are based on the Company’s estimate at the date of acquisition and are as follows for each class of intangible asset:

Category	Range (in years)
License and permits	Indefinite life intangible asset
Tradenames	Indefinite life intangible asset
Patient relationships	Straight-line over 2 years
Technology	Straight-line over 3 - 10 years
Software	Straight-line over 5 years

The estimated useful lives, residual values and amortization methods are reviewed at the end of each reporting year, with the effect of any changes in estimate being accounted for on a prospective basis.

See Notes 11 and 12 for additional information.

(q)     Impairment of long-lived assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and definite lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset’s carrying value over its fair value.

(r)     Leases

The Company determines whether an arrangement contains a lease at inception. When the Company determines the arrangement is, or contains, a lease, the lease is classified as either an operating lease or a finance lease. Operating leases are included in right-of-use (ROU) assets and operating lease liabilities on the Consolidated Balance Sheets. Finance leases are included in property and equipment, net and finance lease obligation are included in other current liabilities and other non-current liabilities on the Consolidated Balance Sheets. The Company primarily leases space for corporate offices, retail, cultivation and manufacturing under non-cancellable operating leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. For finance leases, the Company records interest expense on the lease liability in addition to amortizing the right-of-use asset (generally straight-line) over the shorter of the lease term or the useful life of the right-of-use asset.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Right-of-use assets also include any prepaid lease payments and lease incentives.

See Note 10 for additional information.

(s)     Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

See Note 19 for additional information.

(t)     Contingencies

Contingent liabilities may result from a variety of legal matters as well as from contingent consideration included in business combinations. Contingent liabilities are recorded for asserted and unasserted claims when it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability.

Contingent consideration in a business combination is remeasured at fair value each reporting period until the contingency is resolved and any change in fair value, from either the passage of time or events occurring after the acquisition date, is included in earnings. Additionally, estimating the loss, or range of loss, associated with a contingency requires analysis of multiple factors, and changes in law or other developments may ultimately cause our judgments to change. Therefore, actual losses in any future period are inherently uncertain and may be materially different from our estimate.

(u)     Share-Based Payments

The Company operates equity settled stock-based remuneration plans for its eligible directors, officers, employees and consultants. All goods and services received in exchange for the grant of any stock-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees and others providing similar services, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted.

Equity classified share-based payments, including grants of employee stock options, are recognized in the financial statements based upon a grant-date fair value of an award. The fair value of stock options is estimated using the Black-Scholes option-valuation model. The Company recognizes the grant-date fair value in compensation expense on a straight-line basis over the requisite service period of awards that are ultimately

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

expected to vest. Accordingly, stock-based compensation expense is reduced for estimated forfeitures. When estimating forfeitures, the Company considers voluntary termination behaviors as well as historical trends of actual option forfeitures. Non-market vesting conditions are included in the assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

The fair value of restricted stock units is based on the closing price of Company’s stock as of the grant date. Compensation expense is recorded on a straight-line basis, by amortizing the grant-date fair value over the requisite service period of the entire award.

Liability classified equity awards, such as those settled in cash or a variable number of shares, are recognized as a liability in the financial statements and remeasured at each reporting period with changes in fair value included in earnings. The fair value of liability classified awards are estimated using the Black-Scholes option-valuation model each period.

(v)     Convertible Note Payable

At December 31, 2020 and 2019, the Company has a convertible promissory note with detachable warrants. Management evaluated the convertible note to determine whether the conversion feature required bifurcation from the host instrument, which management concluded it did not, and whether the conversion feature was a beneficial conversion feature, which similarly was concluded to not be beneficial. The debt is classified as conventional convertible debt. It is classified as a liability and is measured at amortized cost using the effective interest rate until it is extinguished upon conversion or maturity. The warrants were evaluated for equity or liability classification and determined to meet liability classification.

Transaction costs are included in the carrying value of the convertible debt liability and amortized over the estimated useful life of the debentures using the effective interest rate method.

(w)     Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which management cannot conclude that it is more likely than not that such deferred tax assets will be realized.

In determining the amount of the valuation allowance, estimated future taxable income, feasible tax planning strategies, future reversals of existing temporary differences and taxable income in prior carryback years, if a carryback is permitted, are considered. If the Company determines it is more likely than not that all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if the Company determines it is more likely than not to be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be recorded as a reduction to income tax expense.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The Company records interest and penalties associated with uncertain tax positions as a component of income before taxes. Penalties and associated interest costs, if any, are recognized in general and administrative expenses in our Consolidated Statements of Operations. During the years ended December 31, 2020 and 2019, respectively, the Company recognized an immaterial amount of interest and penalties. The Company files income tax returns in the United States, various state jurisdictions, and Canada with varying statutes of limitations. The federal statute of limitation remains open for the 2017 tax year to the present. The state income tax returns generally remain open for the 2017 tax year through the present.

See Note 15 for additional information.

(x)     Start-Up Costs

Costs related to the start-up of new retail locations are expensed as incurred.

3.     Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 “Intangibles— Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which simplifies the accounting for goodwill impairment. ASU 2017-04 requires entities to record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value (Step 1 under the current impairment test). The standard eliminates Step 2 from the current goodwill impairment test, which included determining the implied fair value of goodwill and comparing it with the carrying amount of that goodwill. ASU 2017-04 must be applied prospectively. The Company adopted the provisions of ASU 2017-04 as of January 1, 2020. See Note 2 for additional information.

We also adopted the following standards during the year ended December 31, 2020, which did not have a material impact on our financial statements or financial statement disclosures:

Date Issued	Standard	Effective Date
June 2016	ASU 2016-13, which, in addition to several clarifying ASUs, established the new ASC Topic 326, Financial Instruments —Credit Losses (“CECL”).	January 1, 2020

August 2018	ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820)	January 1, 2020

August 2018	ASU 2018-15: Intangibles – Goodwill and Other – Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract	January 1, 2020

4.    Recently Issued Accounting Pronouncements

The following GAAP standards have been recently issued by the accounting standards board. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined the pronouncements do not have a significant impact on the Company have been excluded herein.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Date Issued	Standard	Effective Date
August 2020	ASU No. 2020-06: Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting for Convertible Instruments and contracts in an Entity’s Own Equity	January 2022

December 2019	ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes	January 2021

5.     Discontinued Operations

Following the completion of the merger with Interurban Capital Group, LLC (formerly Interurban Capital Group, Inc.) (“ICG”) discussed in Note 11, the Company sold ICG to a wholly owned subsidiary of Hightimes Holding Corp. (“Hightimes”) following the spinoff of certain assets. At the time of disposition, ICG’s primary assets consisted of rights to acquire eight “Have A Heart”-branded cannabis dispensaries in California (the “California HAH Dispensaries”). In addition, the Company agreed to sell Hightimes the equity of two additional entities controlled by Harvest that are seeking cannabis dispensary licenses in California (the “Harvest Dispensaries”). As a result, assets and liabilities allocable to these operations were classified as held for sale. In addition, revenue and expenses, gains and losses relating to the discontinuation of the California HAH Dispensaries operations were eliminated from profit or loss from the Company’s continuing operations for all periods presented.

The Company also entered into a plan to abandon certain product lines or lines of business to include CBD products or items of inventory, and the Company’s planned expansion in the state of Michigan. Any related assets and liabilities are classified as held for sale. In addition, the revenue, expenses, gains and losses related to the discontinuation of these activities were eliminated from profit or loss from the Company’s continuing operations for all periods presented.

Discontinued operations are presented separately from continuing operations in the Consolidated Statements of Operations and the Consolidated Statement of Cash Flows.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following table represents the financial results associated with discontinued operations as reflected in the Company’s Consolidated Statements of Operations:

For the Year Ended
December 31, 2020
Revenue, net of discounts	$4,778
Cost of goods sold	(2,711)

Gross profit	2,067

Expenses
General and administrative	1,622
Sales and marketing	46
Depreciation and amortization	1,057

Total expenses	2,725

Operating income (loss)	(658)
Other (expense) income
Other (expense) income	(93)
Interest expense	(717)

Loss before taxes and non-controlling interest	(1,468)
Income taxes	(308)

Net loss from discontinued operations before non-controlling interest	(1,776)
Net loss from discontinued operations, net of tax	1,278

Net loss attributed to Harvest Health & Recreation Inc.	(498)

During the year ended December 31, 2019, cost of goods sold of approximately $0.6 million was included in discontinued operations.

The following table is a summary of the assets and liabilities of discontinued operations:

	December 31,	December 31,
	2020	2019
ASSETS
Inventory, net	93	—
Other current assets	33	—
Property, plant and equipment, net	1,747	1,183
Right-of-use asset, net	3,593	334

Intangibles assets, net	894	905
Other assets	225	22

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable consisted of:

	December 31, 2020	December 31, 2019
Trade receivables	$4,430	$11,737
Other receivables	1,445	4,005

Total accounts receivable	$5,875	$15,742
Less: allowance for credit losses	(824)	(3,595)

Accounts receivable, net	$5,051	$12,147

As of December 31, 2019, the Company had amounts due from THChocolate LLC of $9.5 million, which represented 81% of total trade receivables. On October 30, 2020, all accounts receivable due from THChocolate, LLC were forgiven as part of the acquisition of THChocolate, LLC by Harvest and were included in the purchase consideration. See Note 11 for additional information.

The following is a roll-forward of the allowance for credit losses related to trade accounts receivable for the years ended:

	December 31,	December 31,
	2020	2019
Beginning of period	$3,595	$3,274
Provision for expected credit losses(1)	171	2,522
Write-offs charged against allowance	(2,942)	(2,201)

End of period	$824	$3,595

(1)	The provision for expected credit losses is recorded in general and administrative expenses in the Consolidated Statement of Operations.

7.	INVENTORY

The Company’s inventory consisted of:

	December 31, 2020	December 31, 2019
Raw materials	$12,632	$11,219
Work in progress	5,634	4,887
Finished goods	19,718	12,999

Total inventory	$37,984	$29,105
Reserve	(1,122)	(1,118)

Total inventory, net	$36,862	$27,987

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

8.	NOTES RECEIVABLE

Notes receivable consisted of:

	December 31, 2020	December 31, 2019
Secured promissory notes dated November 2020 in the principal amount of $12.0 million with a maturity date of November 9, 2025; monthly payments of $0.1 million, inclusive of principal and interest. Balloon payment of $8.4 million due at maturity. Interest rate of 7.5% per annum	$12,000	$—
Secured promissory notes dated February 2020 in the principal amount of $13.5 million with maturity dates from August 2021 to February 2022; principal is due at maturity. Interest rates of 6 - 8% per annum, due at maturity	13,471	—
Secured convertible promissory note, created from pending acquisition, dated December 31, 2019 in the principal amount of up to $30.0 million with maturity date of December 31, 2020; principal is due at maturity. Interest rate of 9.0% per annum, due at maturity.(2)	—	30,000
Secured promissory note, created from the Verano acquisition, dated September 4, 2019 in the principal amount of up to $16.0 with maturity date of September 4, 2020; principal is due at maturity. Interest rate of 5.0% per annum, due at maturity.(3)	—	8,000
Secured promissory notes, created from the CannaPharmacy acquisition, dated April and June of 2019 in the principal amount of $11.6 million with maturity dates in April and June of 2021; principal is due at maturity. Interest rate of 8% per annum, due quarterly.(4)	456	11,625
Secured promissory notes, created from a pending acquisition, dated October 2018 to August 2019 in the principal amount of $10.1 million with maturity date contingent upon closing of proposed transaction; principal is due at maturity. Interest rate of 12% per annum, due at maturity.(5)	—	10,100
Secured convertible promissory note, due from Falcon International Corp. (“Falcon”) and subsidiaries, dated June 7, 2019 in the principal amount of up to $40.4 million with maturity date of June 6, 2022; principal is due at maturity. Interest rate of 4% per annum, due at maturity.(1)	25,525	25,390
Secured promissory note dated May 3, 2019 in the principal amount of $0.1 million with maturity date of May 3, 2020; principal is due at maturity. Interest rate of 4% per annum, due at maturity.(3)	—	75
Unsecured convertible promissory notes, due from Falcon and its subsidiaries, dated October 2018 through February 2019 in the principal amount of $24.5 million with maturity dates of August to November 2019; principal is due at maturity. Interest rate of 8% per annum, due at maturity.(1)	24,499	24,499
Secured revolving notes dated December 2018 through January 2019 in the principal amount of up to $30.0 million with maturity dates of December 2019 to February 2020; principal is due at maturity. Interest rates of 8.25 - 8.5% per annum with interest payments due monthly.(6)	3,581	3,581

Unsecured promissory note, created from a pending acquisition, dated November 14, 2018, in the principal amount of $1.8 million with maturity date of December 31, 2021; principal is due at maturity. Interest rate of 8% per annum with interest payments due quarterly, beginning March 31, 2019.(3)	—	1,776

Gross notes receivable	79,532	115,046

Less: provision for impairment of notes receivable	(29,713)	(29,267)

(1)

These notes were issued by Falcon in connection with the Falcon Merger Agreement described in Note 20 (the “Falcon Notes”). In connection with the Falcon Lawsuit, described in Note 20, the Company is seeking restitutionary damages from Falcon and its shareholders including repayment of the Falcon Notes. During the year ended December 31, 2019, the Company recorded a provision for impairment of $32.5 million, including interest of $1.2 million related to the Falcon Notes and other amounts for license purchases. Of the principal balance of the Falcon Notes, $28.9 million is impaired and is noted in the table above.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

(2)	This note was settled in the acquisition of GreenMart. See Note 11 for additional information.
(3)	This note was repaid during the year ended December 31, 2020.
(4)	$10.4 million of these notes were settled in the acquisition of Franklin Labs (see Note 11 for additional information) and a $0.8 million note was repaid during the year ended December 31, 2020.
(5)	These notes were settled as part of the Devine Lawsuit settlement. See Note 20 for additional information.
(6)

These notes are currently in default. The Company is negotiating a settlement agreement with the debtor and, at this time, expects to receive the full principal balance. The Company’s provision for expected credit losses for the year ended December 31, 2020 includes $0.3 million related to these notes. See Note 21 for additional information.

The following is a roll-forward of the allowance for credit losses related to notes receivable for the years ended:

	December 31,	December 31,
	2020	2019
Beginning of period	$29,267	$—
Provision for expected credit losses, net of recoveries(7)	446	29,267
Write-offs charged against allowance	—	—

End of period	$29,713	$29,267

(7)	The provision for expected credit losses of notes receivable is recorded in contract asset impairments in the Consolidated Statement of Operations.

Stated maturities of the notes receivable are as follows:

Expected Principal
Year Ending December 31,	Payments
2021	$61,158
2022	7,676
2023	802
2024	784
2025	9,112
2026 and Thereafter	—

$79,532

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of:

	December 31,	December 31,
	2020	2019
Land	$19,108	$17,952
Buildings and improvements	127,423	66,203
Furniture, fixtures and equipment	26,488	16,477
Assets under construction	23,954	56,729
Total property, plant and equipment, gross	$196,973	$157,361

Less: accumulated depreciation	(20,146)	(7,520)

Property, plant and equipment, net	$176,827	$149,841

Assets under construction represent construction in progress related to both cultivation and dispensary facilities not yet completed or otherwise not placed in service.

The Company recorded depreciation expense of $9.2 million for the year ended December 31, 2020 ($3.3 million included in cost of goods sold and $5.9 million included in depreciation and amortization, in the Consolidated Statements of Operations) and $5.4 million for the year ended December 31, 2019 ($2.4 million included in cost of goods sold and $3.0 million included in depreciation and amortization, in the Consolidated Statements of Operations). Depreciation periods are based on management’s estimates at the date of acquisition.

Right-of-use assets for finance leases are included within building and improvement and accumulated depreciation. See Note 10 for additional information.

The Company recorded impairments of $0.7 million and $7.8 million in the year ended December 31, 2020 and December 31, 2019, respectively. The $0.7 million fixed asset impairment was for tenant improvements, furniture and fixtures the Company planned to use while performing services under the service agreements with the licensees of the Washington locations obtained in the ICG Merger. The service agreements were terminated on November 9, 2020 as part of a legal settlement between the Company and the owners of the Washington locations. The Company does not currently have an alternate use for the fixed assets and the impairment was based on the full net book value of the fixed assets. The $7.8 million was comprised of a $5.0 impairment for land, building and improvements the Company planned to use for the cultivation and production of cannabis in Pennsylvania that was abandoned following the Pennsylvania Department of Health’s denial of the renewal of a grower/processor permit required to operate that facility. The impairment was based on a probability weighted estimate of the cash recoveries. The remaining impairments of $2.8 million were for machinery and equipment that were purchased in anticipation of rapid growth, which no longer have a use and were impaired based on a probability weighted cash recovery estimate.

10.	LEASES

The Company primarily leases space for corporate offices, retail, cultivation and manufacturing under non-cancellable operating leases with initial terms typically ranging from 1 to 20 years. The Company had two finance leases at December 31, 2020.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following table presents assets and liabilities within the Consolidated Balance Sheet:

Lease and Classification	December 31, 2020	December 31, 2019
Operating Leases:
Right-of-use asset, net	$66,464	$58,766
Lease liability, current portion	$3,041	$2,672
Lease liability, net of current portion	$64,232	$54,264

Finance Leases:
Property, plant and equipment, net(1)	$5,523	$423
Other current liabilities	$5,504	$160
Other long-term liabilities	$—	$179

(1)	Finance lease assets are recorded net of accumulated amortization of $0.1 million and <$0.1 million for the year ended December 31, 2020 and December 31, 2019, respectively.

The following amounts were recognized within the Consolidated Statements of Loss:

	Year Ended December 31,
	2020	2019
Operating lease expense	$11,476	$7,820
Interest on lease liabilities	$448	$65
Expenses related to short-term leases	$1,623	$594
Expenses related to variable payments	$1,001	$579
Sublease income	$1,563	$48

Other information:

	Year Ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$5,929	$5,100
Operating cash flows from finance lease	$448	$65
Financing cash flows from finance leases	$31	$1,842

The Company’s lease terms and discount rates were as follows:

	December 31, 2020	December 31, 2019
Weighted average remaining term (in years):
Operating	11.1	10.4
Finance	0.1	6.9
Weighted average discount rate:
Operating	11.49%	10.00%
Finance	12.90%	10.00%

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Maturity of lease liabilities were as follows:

	Operating	Finance
2021	$11,841	$5,512
2022	11,283	—
2023	10,919	—
2024	10,674	—
2025	10,421	—
Thereafter	73,724	—

	128,862	5,512
Impact of discount	(61,589)	(8)
Lease liability at December 31, 2020	67,273	5,504
Less: lease liability, current portion	(3,041)	(5,504)

Lease liability, net of current portion	$64,232	$—

11.	ACQUISITIONS/DIVESTITURES

The Company has determined that the acquisitions discussed below are business combinations under ASC 805. They are accounted for by applying the acquisition method, whereby the assets acquired and the liabilities assumed are recorded at their fair values with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. Operating results have been included in these consolidated financial statements from the date of the acquisition. Any goodwill recognized is attributed based on reporting units.

The following is a preliminary summary of the purchase consideration transferred and allocation of the consideration to the estimated fair value of each acquired acquirees’ assets acquired and liabilities assumed for the Company’s business combinations that occurred during the year ended December 31, 2020:

	Year Ended December 31, 2020
Purchase price allocation	THChocolate	GreenMart	ICG	AZNS	Franklin Labs	Total	Adjustments
Identifiable assets acquired:
Cash	$1	$121	$1,057	$—	$92	$1,271	$146
Restricted cash	—	—	1,050	—	—	1,050	—
Accounts receivable	1,278	82	187	—	11	1,558	(2,235)
Inventory	1,378	797	513	3,922	786	7,396	398
Other current assets	115	99	382	—	—	596	—
Property, plant and equipment	754	370	10,878	8,064	6,874	26,940	(93)
Right-of-use assets for operating leases	—	12,051	27,728	950	—	40,729	6,467
Derivative and other assets	30	38	6,430	74	5,717	12,289	5,178
Intangibles assets
Licenses and permits	9,047	30,261	—	33,761	28,989	102,058	—
Other	—	—	11,500	—	—	11,500	—
Goodwill	2,524	13,172	15,458	4,737	10,862	46,753	1,715
Assets held for sale	—	—	8,500	—	—	8,500	—

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

	Year Ended December 31, 2020
Purchase price allocation	THChocolate	GreenMart		ICG	AZNS	Franklin Labs	Total	Adjustments
Liabilities assumed:
Other current liabilities	—	(271)		(2,813)	—	(6,531)	(9,615)	(5,952)
Operating lease liabilities	—	(12,051)		(27,728)	(950)	—	(40,729)	(6,699)
Notes Payable	—	—		(18,500)	(3,897)	—	(22,397)	634

Deferred tax liability	(2,319)	(7,997)		(5,300)	(6,618)	(8,584)	(30,818)	846

Net assets acquired	$12,808	$36,672		$29,342	$40,043	$38,216	$157,081	$405
Cash	$—	$—		$—	$2,950	$15,400	$18,350	$—
Fair value of MVS issued	—	—		29,342	30,443	—	59,785	—
Settlement of indebtedness, receivables and deposits	12,808	31,672		—	—	12,816	57,296	405
Issuance of notes payable	—	—		—	6,650	10,000	16,650	—

arrangement	—	5,000		—	—	—	5,000	—

Total consideration transferredcash	$12,808	$36,672		$29,342	$40,043	$38,216	$157,081	$405

Consideration paid in cash	$—	$—		$—	$2,950	$15,400	$18,350
Less: Cash acquired	(1)	(121)		(2,107)	—	(92)	(2,321)

Net cash outflow	$(1)	$(121	) $	(2,107)	$2,950	$15,308	$16,029

The goodwill recognized for each acquisition listed above consists largely of the synergies and economies of scale expected from combining the operations of the businesses. These synergies include the access into a new market and the use of the Company’s existing commercial infrastructure to expand sales. None of the goodwill is expected to be deductible for tax purposes.

Measurement period adjustments

Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods, not to exceed twelve months. The primary areas of the purchase price allocations that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at each acquisition date during the measurement periods.

Acquisition of THChocolate, LLC

On October 30, 2020, the Company completed the purchase of substantially all of the assets of THChocolate, LLC (“THChocolate”), a cannabis manufacturer, including the transfer of its cannabis manufacturing licenses in Colorado. The settlement of indebtedness purchase consideration was non-cash forgiveness of outstanding trade receivables of $10.8 million and a $1.9 million license receivable owed to Harvest. The cannabis manufacturing license is the only identifiable intangible asset acquired, valued at $9.0 million. The cannabis license has an indefinite useful life.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The results of THChocolate have been included in the consolidated financial statements since the date of the acquisition. The revenue and net loss of THChocolate included in the Consolidated Statements of Operations from the acquisition date through December 31, 2020 were $2.0 million and <$0.1 million, respectively.

Acquisition of GreenMart of Nevada

On December 31, 2019, the Company, through a wholly owned indirect subsidiary, entered into a definitive agreement to acquire GreenMart of Nevada, LLC (“GreenMart”), a wholly owned, indirect subsidiary of MJardin Group, Inc. (“MJardin”), to acquire 100% of the membership interests of GreenMart. GreenMart owns a State of Nevada Medical Marijuana Cultivation Establishment Certificate and a State of Nevada Marijuana Cultivation Facility License and a lease for a 32,000 sq. ft. production and cultivation facility located in Cheyenne, Nevada, a Las Vegas suburb. In addition, the Company entered into a management services agreement (an “MSA”) with GreenMart effective August 14, 2020 whereby the Company agreed to manage all aspects of GreenMart’s business including the ramp up of cannabis cultivation and production. Pursuant to the MSA, the Company are entitled to all revenues of GreenMart’s operations and will fund operational expense during the period of time we manage the facility. The MSA terminates upon the closing of the purchase of GreenMart. The purchase price for the transaction is $35.0 million and is being financed by one of our existing lenders. The amount of $30.0 million was funded on December 31, 2019 and was included as a note receivable in the Company’s consolidated balance sheet and the balance of $5.0 million was recorded as contingent consideration as it was due upon the closing of the acquisition which will occur upon license transfer. Upon the signing of the MSA on August 14, 2020, the note receivable plus interest the Company had recorded with MJardin was reclassified as consideration for obtaining effective control. The cannabis cultivation license is the only identifiable intangible asset being acquired, valued at $30.3 million. The cannabis license has an indefinite useful life. The completion of the acquisition is subject to, among other things, the receipt of regulatory approvals and the satisfaction or waiver of closing conditions customary for a transaction of this nature.

The results of GreenMart have been included in the consolidated financial statements since the date of the acquisition. The revenue and net loss of GreenMart included in the Consolidated Statements of Operations from the acquisition date through December 31, 2020 were $1.6 million and $0.8 million, respectively.

Acquisition of Franklin Labs, LLC, a subsidiary of CannaPharmacy

On March 26, 2020, the Company acquired from CannaPharmacy, Inc., a Delaware corporation (“CannaPharmacy”), 100% of the issued and outstanding membership interests of Franklin Labs, LLC, a Pennsylvania limited liability company (“Franklin Labs”) for $15.4 million in cash, a $10.0 million promissory note, $10.8 million note receivable forgiveness and a $1.6 million deposit. Franklin Labs holds one grower/ processor cannabis permit in Pennsylvania and operates a 46,800 sq. ft. cultivation and processing facility in Reading, Pennsylvania. The cannabis grower/processor license is the only identifiable intangible asset being acquired, valued at $29.0 million. The cannabis license has an indefinite useful life.

The results of Franklin Labs have been included in the consolidated financial statements since the date of the acquisition. The revenue and net loss of Franklin Labs included in the Consolidated Statements of Operations from the acquisition date through December 31, 2020 were $4.0 million and $4.2 million, respectively.

Merger with Interurban Capital Group, Inc.

The Company, through its wholly owned subsidiary, completed a merger with Interurban Capital Group, Inc. (“ICG”) on March 13, 2020 pursuant to an Agreement and Plan of Merger and Reorganization (“the ICG

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Merger”) to acquire 100% of the equity interest of ICG. ICG is a Seattle-based multistate retail cannabis company. The merger consideration transferred was 318,652 Multiple Voting Shares (the “Merger Shares”) plus the assumption of debt in the principal amount of $19.1 million convertible into 205,594 Multiple Voting Shares. The fair value of the Merger Shares at the time of closing was $29.3 million based on 100 times the Subordinate Voting Share price per share converted to USD on the closing date ($0.92). The Merger Shares are subject to lock-up agreements pursuant to which the holders of such shares have agreed, subject to customary carve-outs and exceptions, not to sell any Merger Shares (or announce any intention to do so), or any securities issuable in exchange therefore, for a period of up to 30 months after the March 13, 2020 closing date of the ICG Merger. 10% of the Merger Shares issued at the time of the ICG Merger are free from the lockup at the time of closing with 10% free from the lockup six months after the closing and then an additional 10% each three months thereafter until the remaining balance of the Merger Shares are free from restriction.

The Company has agreed to issue a number of Multiple Voting Shares for an aggregate price of $9.3 million (the “WA Interests Consideration”) upon exercise of an option to acquire certain ownership interests in five entities that hold licenses to operate recreational cannabis dispensaries in the state of Washington or alternatively an aggregate price of $12.4 million (the “WA Assets Consideration”) to acquire substantially all of the assets of these five entities (the “Options”). Exercise of the Options by the Company is subject to fulfilment of certain conditions. The Multiple Voting Shares will be determined by (a) converting the WA Interests Consideration or the WA Assets Consideration to C$ based on the exchange rate of US$:C$ reported by the Bank of Canada on the day prior to the closing of the acquisition of the WA Interests or the WA Assets as the case may be; and (b) dividing such amount by 100 times the volume weighted average sales price for each share of Subordinate Voting Shares of the Company on the Canadian Securities Exchange (the “CSE”) during the last 15 completed trading days prior to the closing of the acquisition of the WA Interests or the WA Assets. In addition, the Company agreed to issue 1,274,608 Subordinate Voting Shares to a business consultant for a consulting fee at the time of the merger closing. The Company accrued $1.2 million for the fee based on the Subordinate Voting Share price per share converted to USD on the closing date ($0.92). An identifiable intangible asset was identified in relation to management service agreements included in the acquisition which provided the Company the rights to collect certain fees, valued at $11.5 million. Based on the terms of the agreements, the intangible asset has an indefinite useful life. The intangible asset was divested as part of the Washington Litigation whereby the related management service agreements were cancelled as part of the settlement agreement (see Note 20 for additional information).

The results of ICG have been included in the consolidated financial statements since the date of the acquisition. As discussed below, after the spinoff of certain assets, ICG was sold to Hightimes. The revenue and net income of ICG included in continuing operations in the Consolidated Statements of Operations from the acquisition date through December 31, 2020 were $0.3 million and $3.3 million, respectively. Net income of $2.1 million was primarily driven by a $1.8 million gain recognized from settling the Washington Litigation (see Note 20 for additional information). Net loss from ICG included in net loss from discontinued operations, net of tax, in the Consolidated Statements of Operations from the acquisition date through the divestiture date was $1.2 million.

Acquisition of Arizona Natural Selections

On February 18, 2020, the Company completed the acquisition of 100% of the membership interests of Arizona Natural Selections (“AZNS”), including four vertical medical licenses in Arizona. The acquisition was completed by issuing 122,672 Class B shares of a wholly owned acquisition subsidiary of the Company, which are convertible on a one-to-one basis to Multiple Voting Shares with an aggregate fair value on the date of purchase of $30.4 million based on the on 100 times the Subordinate Voting Share price per share converted to USD on

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

closing date ($2.48), and the issuance of a $6.7 million promissory note with interest at 4% issued to the former owners with a term of three years and payable in three equal installments of principal on each anniversary of the closing with accrued interest payable on the third anniversary of the closing along with the final installment of principal. The principal amount under the note will be available as a reserve to the Company for indemnification purposes. The Class B shares will automatically convert to Multiple Voting Shares on the earlier of the exchange of at least 50% of the Sellers’ Class B Shares into Multiple Voting Shares or on February 18, 2022. The Company assumed $3.9 million in debt at closing and paid off another $3.0 million at closing. The four licenses acquired through the agreement include retail locations: Green Desert Patient Center of Peoria, Inc., Green Sky Patient Center of Scottsdale North, Inc., The Giving Tree Wellness Center of Mesa, Inc. (each of which currently conducts business under the retail brand name Arizona Natural Selections) and a fourth location in Phoenix was opened in September 2020. The acquisition provided Harvest with two operational cultivation facilities: a 55,000 sq. ft. indoor cultivation and production facility in Phoenix and a 322-acre site of which 25 acres are zoned for cannabis with 70,000 square feet of greenhouse in Willcox. The four vertical medical cannabis licenses are the identifiable intangible assets acquired and valued at $33.8 million. The cannabis licenses have an indefinite useful life.

The results of Arizona Natural Selections have been included in the consolidated financial statements since the date of the acquisition. The revenue and net loss of Arizona Natural Selections included in the Consolidated Statements of Operations from the acquisition date through December 31, 2020 were $40.2 million and $0.7 million, respectively.

The Company calculated, on a pro forma basis, the combined results of the acquired businesses as if each acquisition had occurred as of January 1, 2019. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2019 or of the future consolidated operating results. For each acquisition, unaudited revenue and net loss is as follows:

		For the Year Ended December 31,
(in millions)		2020	2019
THChocolate, LLC
	Total revenues	$14.4	$12.3
GreenMart	Net loss	$(0.9)	$(4.5)
Franklin Labs	Total revenues		$2.7
			$0.9
	Net loss	$(1.8)	$(1.9)
ICG
	Total revenues		$4.4
			$—
AZ	Net loss	$(5.0)	$(1.4)

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following unaudited pro forma revenue and net loss presents information of the combined entity as if the each of the business acquisitions by the Company listed above had occurred on January 1, 2019:

	For the Year Ended December 31,
(in millions)	2020	2019
Combined entity

Total revenues	$248.2	$162.0
Net loss attributed to Harvest Health & Recreation Inc.	$(68.0)	$(192.8)

Other acquisitions

During the year ended December 31, 2019, the Company completed acquisitions of 100% of the equity interests of several entities. Each entity holds one or multiple licenses for the cultivation, processing and/or sale of cannabis. The acquisitions are not considered significant individually or in aggregate and do not require separate reporting.

Aggregate consideration to acquire the entities was $56.5 million, consisting of cash of $31.7 million, equity of $18.5 million, $4.2 million in contingent consideration and $2.2 million of loans settled. These acquisitions qualified as business combinations under ASC 805, and the Company has recorded all assets acquired and liabilities assumed at their acquisition date fair values. The total assets acquired and liabilities assumed were $52.2 million and $11.5 million, respectively. The goodwill of $16.2 million arising from the acquisitions consists largely of the synergies and economies of scale expected from combining the operations of the businesses.

The Company has finalized the purchase price allocations to the individual assets acquired and liabilities assumed using the acquisition method. $0.2 million of measurement period adjustments were recorded in 2020 for these acquisitions in relation to adjustments to various working capital assets and liabilities.

Sale to Hightimes

On June 22, 2020, the Company sold ICG to a wholly owned subsidiary of Hightimes following the spinoff of certain assets as provided for in the Second Restated Purchase Agreement by and among Hightimes, the Company, Steven M. White, Harvest of California LLC, ICG and other parties dated June 10, 2020 (the “Hightimes Agreement”). At the time of disposition, ICG’s primary assets consisted of rights to acquire eight “Have A Heart”-branded cannabis dispensaries in California (the “California HAH Dispensaries”). In addition, the Company agreed to sell Hightimes the equity of two additional entities controlled by Harvest that are seeking cannabis dispensary licenses in California (the “Harvest Dispensaries”). The sales price for these assets was $67.5 million payable $1.5 million in cash and $66.0 million in the form of Series A Voting Convertible Preferred Stock, par value $0.0001 (“Series A Preferred”) issued by Hightimes. $60.0 million of Series A Preferred Stock was issued on June 22, 2020 upon completion of the sale of ICG and the remaining $6.0 million of Hightimes Series A Preferred Stock will be issued to Harvest upon transfer of the Harvest Dispensaries. On October 2, 2020, Harvest terminated its obligation to sell two California retail assets to Hightimes Holding Corp. As a result of this termination, the purchase price Hightimes agreed to pay Harvest for its acquisition of ICG was reduced by $6.0 million that had been payable to the Company by issuance of Hightimes’ Series A Preferred Stock. At the time of closing, Hightimes had no other series or class of preferred stock issued and outstanding.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The Series A Preferred Stock has a stated or liquidation value of $100 per share. Commencing on the later to occur of (A) September 30, 2020, or (B) the Closing Date, the Series A Preferred Stock will pay a quarterly dividend at the rate of 16% per annum. The Dividend shall accrue and shall be added to the face amount of the Series A Preferred Stock issuable upon conversion of the Series A Preferred Stock. We may convert all or a portion of the Series A Preferred Stock into shares of Hightimes Class A voting Common Stock at a conversion price per share of $11, subject to adjustment to $1 per share, based on the 11-for-one forward stock split of the Hightimes Common Stock to be consummated upon completion of Hightimes’ Regulation A+ initial public offering; provided, that in no event shall the number of shares of Hightimes Common Stock issuable upon full conversion of the Series A Preferred Stock, exceed 19% of the issued and outstanding shares of Hightimes Common Stock, after giving effect to such optional conversion.

To the extent not previously converted into Conversion Shares, the then outstanding shares of Series A Preferred Stock shall be subject to automatic conversion into Hightimes Common Stock on the earlier to occur of (a) two (2) years from the Initial Closing Date, or (b) if the market capitalization of the Hightimes Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed $300.0 million. In either event, the per share conversion price of the Series A Preferred Stock shall be the volume weighted average closing price for any ten (10) consecutive trading days immediately preceding the date of automatic conversion. Notwithstanding the foregoing, in no event shall the aggregate number of Conversion Shares exceed 19% of the issued and outstanding shares of Hightimes Common Stock, after giving effect to any prior optional conversion or a mandatory conversion.

The number of Series A Preferred Shares is subject to reduction in the event Hightimes does not obtain the required consent to transfer ownership of the California HAH Dispensaries or the Harvest Dispensaries within one year following the applicable closing and such failure is not a result of Hightimes failure to use its commercially reasonable efforts (which shall not include having to make any additional payments to any member or manager of any dispensary) to obtain such consent as provided for in the Hightimes Agreement. In addition, if the required consent is not obtained, the applicable entity shall be removed from the list of dispensaries to be acquired and there shall be no further liability or obligation on the part of any party with respect to the failure to deliver the required consents or approvals for such entity.

The Series A Preferred Stock and the Hightimes Common Stock issuable upon conversion of the preferred stock (the “Conversion Shares”) are subject to a lockup agreement which prohibits the Company or any purchaser of the shares from affecting any sale, assignment, pledge or transfer of the Series A Preferred Stock or Conversion Shares for a period of six months following the applicable closing date. Thereafter, the Company may effect public sales into the market of such Conversion Shares at the rate of 10% of such Conversion Shares every six months (commencing on the six month anniversary of the Closing Date) with the balance of such Conversion Shares to be subject to public sales into the market at the expiration of such five year lockup period.

The Company estimated the fair value of the shares of Series A Preferred Stock received to be $19.1 million as of June 30, 2020. For consideration received, the Company transferred its 100% ownership interest in ICG, whose primary assets consisted of several leases, leasehold improvements, other assets and rights to acquire eight California HAH Dispensaries and agreed to sell Hightimes the equity of two additional Harvest Dispensaries. Upon completion of the accounting for the ICG acquisition and final determination of the fair value of the assets sold to Hightimes, the Company recorded a loss of $13.3 million.

The Company is not able to readily determine the fair value of the Series A Preferred Stock and applies the measurement alternative by performing a qualitative assessment on a quarterly basis for impairment. No impairments were identified during the year ended December 31, 2020.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Divestments

Divestiture of Arkansas Assets

On November 13, 2020, the Company and other owners of Natural State Wellness Dispensary, LLC and Natural State Wellness Enterprises, LLC (collectively, “Natural State Wellness Entities”), which own and operate a medical marijuana dispensary and cultivation facility, sold 100% of their ownership interests in these entities to an unrelated third party. The purchase price paid by the buyer was $25.0 million in cash. Following repayment of approximately $1.9 million in loans owned by Harvest, the portion of net proceeds received by the Company for its ownership interests in the Natural State Wellness Entities totaled approximately $12.9 million. The carrying value of the assets derecognized along with the carrying value of the non-controlling interest resulted in a gain of $18.3 million. The Company retained ownership of the real estate where the dispensary and cultivation facilities are located and leased this property to the Natural State Wellness Entities.

Deconsolidation of Ohio Entities

In February 2020, the Company divested of non-operating retail and cultivation entities, primarily consisting of two entities that hold cannabis licenses and various real estate and equipment. In accordance with ASC 810-10-40, Derecognition, control ceased, and the Company deconsolidated it’s interest in the entities. A related party to the Company holds an interest of 49% which it recognized as an equity method investment due to the related parties significant influence. The carrying value of the assets was derecognized along with the corresponding recognition of the fair value of the equity method investment resulting in a gain of $3.2 million. In conjunction with the assets being deconsolidated, the Company issued a $12.0 million note receivable to the entities in exchange for the real property and other plant and equipment deconsolidated at the time. This resulted in an additional $8.7 million gain. The note receivable is recorded in the Notes receivable line of the consolidated balance sheet.

12.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets, including goodwill, as of December 31, 2020 consisted of the following:

	Weighted average useful	December 31,	Dispositions/			December 31,
Gross carrying amount	lives (years)	2019	Additions	Acquisitions(1)	Adjustments	2020
Definite life intangible assets:
Patient relationships	2.0	$820	$—	$—	$—	$820
Technology	9.9	18,058	—	—	—	18,058
Software	5.0	183	83	—	(25)	241
Other	3.0	—	410	—	—	410
Indefinite life intangible assets:
Licenses and permits		138,792	18,714	102,058	(5,698)	253,866
Internally developed		1,827	—	—	(714)	1,113
Trade names		2,400	—	—	—	2,400
Other(2)		—	—	11,500	(11,500)	—

Total intangible assets		162,080	19,207	113,558	(17,937)	276,908
Goodwill		84,596	—	46,753	(15,308)	116,041

Total gross carrying amount		$246,676	$19,207	$160,311	$(33,245)	$392,949

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Accumulated amortization	December 31, 2019	Amortization	Acquisitions	Dispositions/ Adjustments	December 31, 2020
Definite life intangible assets:

Patient relationships	$820	$—	$—	$—	$820
Technology	2,021	1,892	—	—	3,913
Software	30	47	—	(20)	57

Total accumulated amortization	2,871	1,939	—	(20)	4,790

Total intangible assets, net and goodwill	$243,805	$17,268	$160,311	$(33,225)	$388,159

Intangible assets, including goodwill, as of December 31, 2019 consisted of the following:

Gross carrying amount	December 31, 2018	Additions	Acquisitions(1)	Impairments	Dispositions/ Adjustments	December 31, 2019
Definite life intangible assets:
Patient relationships	$820	$2,112	$—	$(2,112)	$—	$820
Technology	17,700	358	—	—	—	18,058
Software	—	183	—	—	—	183
Indefinite life intangible assets:
Licenses and permits	90,016	14,546	41,528	(7,056)	(242)	138,792
Internally developed	2,657	—	—	—	(830)	1,827
Trade names	2,400	—	—	—	—	2,400

Total intangible assets	113,593	17,199	41,528	(9,168)	(1,072)	162,080
Goodwill	69,407	—	16,015	—	(826)	84,596

Total gross carrying	$183,000	$17,199	$57,543	$(9,168)	$(1,898)	$246,676

Accumulated amortization	December 31, 2018	Amortization	Acquisitions	Impairments	Dispositions/ Adjustments	December 31, 2019
Definite life intangible assets:
Patient relationships	$615	$413	$—	$(208)	$—	$820
Technology	148	1,873	—	—	—	2,021
Software	—	30	—	—	—	30

Total accumulated amortization	763	2,316	—	(208)	—	2,871

Total intangible assets, net and goodwill	$182,237	$14,883	$57,543	$(8,960)	$(1,898)	$243,805

(1)	See Note 11 for additional information.
(2)	Consists of agreements that allow the Company the rights to collect certain fees.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Intangible assets with definite lives are amortized over their estimated useful lives. The Company recorded amortization expense of $1.9 million and $2.3 million included in depreciation and amortization, in the Consolidated Statements of Operations, for the year ended December 31, 2020 and December 31, 2019, respectively. Amortization periods for assets with definite lives are based on management’s estimates at the date of acquisition.

Based solely on the amortizable intangible assets recorded at December 31, 2020, estimated amortization expense for the remainder of fiscal years ending December 31, 2021 through 2025 and thereafter is as follows:

Estimated Amortization Expense
2021	2,064
2022	2,050
2023	1,950
2024	1,799
2025	1,787
Thereafter	5,089

Total amortization expense	$14,739

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives, impairment charges or other relevant factors or changes.

There were no impairments identified during annual goodwill impairment testing in 2020 or 2019.

No other intangible assets impairments were recorded during the year ended December 31, 2020. During the year ended December 31, 2019, the Company recognized intangible asset impairment losses of $9.0 million, consisting of a $1.9 million impairment of a definite life intangible asset and $7.1 million of impairments of indefinite life intangible assets. The $7.1 million impairment consisted of $4.7 million recorded for the denial of the grower/processor permit application for AGRiMED Industries of PA, LLC, and $2.4 million for the impairment of two licenses related to the definitive agreement to acquire Falcon. The acquisition agreement was terminated on January 6, 2020, and the licenses will no longer be used. The impairments were recorded in fixed and intangible asset impairments in the Consolidated Statement of Operations.

13.	OTHER CURRENT LIABILITIES

The Company’s other current liabilities consisted of:

	December 31, 2020	December 31, 2019
Accrued inventory purchases	$7,886	$3,133
Finance lease liabilities(1)	5,504	160
Accrued expenses	5,607	7,154
Accrued payroll and benefits	4,353	2,653
Accrued capital expenditures	3,133	7,100
Other	2,413	1,829

Total other current liabilities	$28,896	$22,029

(1)	See Note 10 for additional information.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

14.	NOTES PAYABLE

Notes payable consisted of:

	December 31,	December 31,
	2020	2019
Secured promissory note dated March 2020, in the principal amount of $10.0 million with a maturity of March 2022. Monthly interest payments of 9% per annum

Principal balance due at maturity.(1)	10,000	—
Unsecured promissory note dated February 2020, in the principal amount of $6.7 million with a maturity of February 2023. Monthly interest payments at 4%per annum. Annual payments of $2.2 million, inclusive of interest at 4%, due beginning February 2021 with remaining principal due at maturity	6,650	—
Secured promissory notes dated December 2019, in the principal amount of $93.4 million with a maturity of December 2022. Semi-annual interest payments at 15% per annum. Principal balance due at maturity.(2)	93,390	93,248
Secured promissory notes dated December 2019, in the principal amount of $42.4 million with a maturity of December 2022. Semi-annual interest payments at 9.25% per annum. Principal balance due at maturity.(3)	42,404	21,108
Secured convertible promissory note dated December 2019, in the principal amount of $10.0 million with a maturity of December 2021. Semi-annual interest payments at 9% per annum. Principal balance due at maturity.(4)	10,000	10,000
Secured promissory notes dated October 2019, in the principal amount of $6.5 million with a maturity of October 2021. Monthly interest payments at 8.95% per annum. Principal balance due at maturity.(5)	6,500	6,500
Secured promissory notes dated September and October 2019, in the principal amount of $2.6 million with maturities of October 2024. Monthly interest payments at 5.5% and 8.75% per annum. Principal balance due at maturity.(6)	2,505	2,604
Secured promissory note dated June 2019, in the principal amount of $4.0 million with a maturity of June 2024. Interest at LIBOR plus 2.5% per annum, payable monthly. Principal balance due based on 25-year amortization schedule with balloon payment at maturity.(7)	4,000	4,000
Unsecured convertible debentures dated May 2019, in the principal amount of $100.0 million with a maturity of May 2022. Semi-annual interest payments at 7% per annum. Principal balance due at maturity.(8)	100,000	100,000
Secured promissory note dated August 2018, in the principal amount of $2.0 million with a maturity of August 2023. Monthly payments of <$0.1 million, inclusive of interest at 2% per annum	1,275	1,575
Secured promissory note dated July 2018, in the principal amount of $0.7 million with a maturity of September 2020. Monthly interest payments at 12% per annum, beginning October 1, 2018. Principal balance due at maturity	—	730
Other unsecured promissory notes	4,039	2,154

Total notes payable	280,763	241,919
Less: unamortized debt discounts and issuance costs	(15,787)	(20,343)

Net amount	264,976	221,576
Less: current portion of notes payable	(20,910)	(8,395)

Notes payable, net of current portion	$244,066	$213,181

(1)	Carrying value includes debt discount of $0.7 million.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

(2)	Carrying value includes debt issuance costs of $3.0 million.
(3)	Carrying value includes debt issuance costs of $1.5 million and warrants of $4.1 million.
(4)	Carrying value includes debt discount of $0.5 million.
(5)	Carrying value includes debt issuance costs of <$0.1 million.
(6)	Carrying value includes debt issuance costs of $0.1 million.
(7)	Carrying value includes debt issuance costs of $0.1 million.
(8)	Carrying value includes debt issuance costs of $2.1 million and warrants of $3.8 million.

In March 2020, the Company assumed outstanding convertible debt in the principal amount of $19.1 million in connection with the ICG Merger. The debt accrues interest at a rate of 12% per annum with a maturity date of February 19, 2021. The aggregate of the principal and accrued interest is convertible into 205,594 Multiple Voting Shares by the lender or the borrower any time up to 5:00 PM Eastern time on the day before the maturity date. The principal and accrued interest will be due in cash at the maturity date if not converted prior to maturity. The conversion occurred on December 30, 2020.

In addition, in March of 2020, the Company issued a promissory note in the principal amount of $10.0 million in connection with the Franklin Labs acquisition. The note is payable to CannaPharmacy Inc, and accrues interest at 9% per annum, payable in monthly interest only payments. The note matures on the second anniversary of the issuance, which will be March 26, 2022.

On January 24, 2020, the Company closed a third tranche of its Debt Offering, resulting in the issuance of $0.1 million of 15% Coupon Notes and $11.2 million of 9.25% Units. On February 13, 2020, the Company closed a fourth tranche of its Debt Offering, resulting in the issuance of $10.0 million of 9.25% Units.

On January 31, 2020, the Company closed on a $20.0 million term loan secured by real property owned by certain of the Company’s wholly owned indirect subsidiaries. The term loan beared interest at a fixed rate of 16% per annum. Accrued and unpaid interest was payable monthly, with monthly principal amortization payments in the amount of $0.2 million payable commencing on October 1, 2020. The term loan had an initial term of 18 months, which was able to be extended by the Company for two additional six-month increments upon the satisfaction of certain terms and conditions. On November 13, 2020, $1.9 million was repaid as part of divestiture of the Arkansas assets. Then on December 28, 2020, the remaining balance of $17.7 million was repaid (inclusive of outstanding principal, accrued and unpaid interest, and fees.).

On December 23, 2019, the Company closed the first tranche of a private placement offering (the “Debt Offering”) of (a) 15% senior secured notes due 2022 (the “Coupon Notes”), and (b) units (the “Units”), with each Unit being comprised of (i) $1.0 million aggregate principal amount of 9.25% senior secured notes (the “Unit Notes” and together with the Coupon Notes, the “Notes”) and (ii) 109 subordinate voting share purchase warrants (the “Warrants”). The first tranche resulted in the private placement of approximately $73.0 million in Coupon Notes, and $21.0 million in Units. The funds from the initial tranche were used to pay off the Company’s Bridge Facility and Primary Facility balance of $82.5 million, resulting in a loss on extinguishment of $2.4 million.

The Coupon Notes bear interest at 15% per annum and are payable semi-annually in equal installments on June 30 and December 30 of each year commencing on June 30, 2020. The Unit Notes bear interest at 9.25% per annum and are payable semi-annually in equal installments on June 30 and December 30 of each year, commencing on June 30, 2020. None of the Coupon Notes, the Units, nor the subordinate voting shares that will

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

issuable upon exercise of the Warrants will be registered under the United States Securities Act of 1933, or applicable state securities laws and will not be qualified by a prospectus in Canada. The Coupon Notes and the Units were issued to accredited investors or qualified institutional buyers. The Notes are secured by (i) a first priority security interest in all of the Company’s present and future personal property assets, (ii) a first priority security interest in the equity interests of certain of the Company’s direct and indirect subsidiaries that guaranteed the Notes (the “Guarantors”), and (iii) a first priority security interest in all of the Guarantor’s present and future personal property assets. The Company may redeem the Notes, in whole or in part, during the first year after the issuance of the Notes, at 105% of the principal amount of the Notes redeemed, and thereafter at 100% of the principal amount of the Notes redeemed. In the event of a change of control, each holder of Notes has the right to require the Company to purchase all or any part of their Notes for an amount in cash equal to 101% of the aggregate principal amount of Notes and Units repurchased plus and accrued and unpaid interest.

The Notes include covenants that, among other things, limit the Company’s ability to pay dividends, conduct certain asset or equity transactions, incur indebtedness, grant liens and dispose of material assets. The Warrants are issued and governed pursuant to the warrant indenture and can be exercised at a price of C$3.66 per warrant share. Due to the strike price being in a different currency than the Company’s functional currency, the warrants are being treated as a liability. The issuance of the 9.25% notes with the attached Warrants resulted in the incurrence of a debt discount of $3.1 million, which is classified as a liability.

On December 31, 2019, the Company issued a 9% Convertible Promissory Note for a principal amount of $10.0 million. The interest is payable semi-annually in arrears on June 30 and December 31 each year. The holder has the right at any time to convert the principal amount into the number of shares that is equal to the principal amount divided by the conversion price of C$3.67. The Company has the right to convert the principal amount at the conversion price if for any twenty consecutive trading days the VWAP of the Company’s shares is greater than a 40% premium to such conversion price.

In addition, the Company issued additional Coupon Notes under the Debt Offering in the amount of $20.0 million on December 31, 2019. Together with the $10.0 million Convertible Promissory Note, the Company used the $30.0 million proceeds to pay a signing payment (the “Signing Payment”) that will be applied towards a portion of the $35.0 million purchase price of its planned acquisition of GreenMart, a wholly owned, indirect subsidiary of MJardin Group, Inc. (“MJardin”). GreenMart, MJardin and certain of its subsidiaries issued the Company a convertible promissory note in the principal amount of $30.0 million to secure the Signing Payment pending closing upon regulatory approval. See Note 8 for additional information regarding the $30.0 million note receivable and Note 11 for additional information regarding the acquisition of GreenMart. In October and November 2019, the Company expanded the existing non-revolving term loan under its Amended and Restated Credit Agreement with additional draws of C$27.5 million and C$35.0 million through amendments to the Company’s existing amended and restated credit agreement originally executed on July 26, 2019 (as amended by a joinder and amending agreement dated August 26, 2019 and first amending agreement dated October 21, 2019) (the “Bridge Facility”). These draws noted above were in addition to the Company’s existing C$50.0 million facility (the “Primary Facility”) for which the original principal was borrowed in October 2018 under the Letter Credit Agreement and amended and restated in July 2019. The entire Amended and Restatement Credit Agreement balance of C$112.4 million (US$82.5 million) was paid off with the Senior Secured Notes and Units described above.

In July 2019, the Company entered into an amended and restated credit agreement with Bridging Finance Inc. to borrow an additional C$24.0 million, increasing the existing non-revolving term loan to C$50.0. Up to May 31, 2019, any interest not paid in cash was added to the principal amount of the Term Loan. Beginning June 1, 2019,

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

principal payments under the loan were amortized monthly on a straight-line basis over a five-year period. The Company paid the agent of the lender an additional $0.4 million work fee upon executing the amended and restated credit agreement.

The Company was party to Letter Credit Agreement entered in October 2018 to borrow C$26.0 million for a period of three years at an interest rate that is equal to Bank of Nova Scotia Prime plus 10.3% per annum. Principal payments under the loan were amortized monthly on a straight-line basis over the term of the loan beginning six months after the date of the loan. The loan was secured by a first lien on the assets of the Company and its subsidiaries and a pledge of its ownership in its subsidiaries. The Company paid the agent of the lender a $0.6 million work fee and issued to such agent $0.9 million of shares of common stock of Subordinate Voting Shares of the resulting issuer. This loan agreement was Amended and Restated in July 2019 as noted above and settled with the Senior Secured Notes described above.

In May 2019, the Company received gross proceeds of $100.0 million from a brokered private placement issuance of 7% coupon, unsecured debentures, which are convertible into subordinate voting shares (SVS) at a conversion price of C$15.38 per share at any time and mature on May 9, 2022. The purchaser of the Convertible Debentures also received, for no additional consideration, 3,502,666 warrants. Each warrant is exercisable to purchase one SVS at an exercise price of C$18.17 per share, for a period of 36 months from the date of issue.

The proceeds were to fund working capital and general corporate purposes.

The Company may, subject to certain conditions, force the conversion of all of the principal amount of the then outstanding Convertible Debentures at the applicable Conversion Price if, at any time after the date that is four months and one day following the date of issue of the Convertible Debentures, the VWAP of the Subordinate Voting Shares is greater than C$21.53 for any 10 consecutive trading days, by providing 30 days’ notice of such conversion.

The Convertible Debentures are comprised of a liability component and a debt discount comprised of the fair value of the warrants. The warrants were fair valued using the Black-Scholes option-pricing model and resulted in a debt discount of $8.5 million. Using the residual method, the carrying amount of the notes is the difference between the principal amount and the initial carrying value of the warrants. The debentures, net of the equity component and issue costs, are accreted using the effective interest method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity. The Company incurred cash fees of $4.2 million, which were netted with proceeds. These transaction costs have been allocated to the liability and warrant components based on their pro-rata values.

Stated maturities of debt obligations and expected interest payments are as follows:

	Expected Principal	Expected Interest
Year ending December 31,	Payments	Payments
2021	$20,910	$27,934
2022	248,847	21,028
2023	4,900	454
2024	5,597	217
2025	509	19
2026 and thereafter	—	—

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

15.	INCOME TAXES

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, the State of California does not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns.

The income tax provision consisted of the following:

	As of December 31,
	2020	2019
Current
U.S. Federal	$9,743	$4,270
State and local	2,464	1,436

Total Current	12,207	5,706

Deferred U.S. Federal	(6,660)	(1,474)
State and local	(1,897)	(476)

Total Deferred	(8,557)	(1,950)

Total	$3,650	$3,756

The income tax provision is different than the amount of income tax determined by applying the U.S. Federal statutory rate of 21% for 2020 and 2019 to income before income taxes as a result of the following:

	For the Years Ended December 31,
	2020	2019
U.S. Federal taxes at statutory rate	$(9,876)	$(43,228)
Permanent non-deductible IRS Section 280e differences	21,752	48,824
Pass through entities & non-controlling interest	(8,226)	(1,840)

Income tax provision	$3,650	$3,756

The net deferred income tax liability was $53.1 million and $28.6 million as of December 31, 2020 and 2019, respectively, and consists primarily of the future tax impacts of the book and tax differences in fixed asset depreciation and intangibles acquired through purchase accounting.

The Company has not established valuation allowances against any U.S. Federal or state deferred tax assets.

The Company endeavors to comply with tax laws and regulations where it does business, but cannot guarantee that, if challenged, the Company’s interpretation of all relevant tax laws and regulations will prevail and that all tax benefits recorded in the consolidated financial statements will ultimately be recognized in full. The Company has taken reasonable efforts to address uncertain tax positions and has determined that there are no material transactions and no material tax positions taken by the Company that would fail to meet the

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

more-likely-than-not threshold for recognizing transactions or tax positions in the consolidated financial statements. Accordingly, the Company has not recorded a reserve for uncertain tax positions in the consolidated financial statements, and the Company does not expect any significant tax increase or decrease to occur within the next 12 months with respect to any transactions or tax positions taken and reflected in the consolidated financial statements. In making these determinations, the Company presumes that taxing authorities pursuing examinations of the Company’s compliance with tax law filing requirements will have full knowledge of all relevant information, and, if necessary, the Company will pursue resolution of disputed tax positions by appeals or litigation.

16.	SHARE-BASED COMPENSATION

Stock Options

During 2018, the Compensation Committee of the Board of Directors approved the Stock and Incentive Plan, a share-based compensation plan. The purpose of the Plan is to promote the interests of the Company and its stockholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Company. The stock options granted are non-qualified and vest in 25% increments over a four-year period and expire 10 years from the grant date. Subordinate Voting Shares to be issued under the Plan are made available from authorized and unissued Harvest Subordinate Voting Shares.

A summary of the status of the options outstanding follows:

	Number of Stock Options	Weighted- Average Exercise Price	Aggregate Intrinsic Value
Balance as of December 31, 2018	9,955,000	$6.55	$—
Forfeited/Cancelled	(8,696,500)	7.32
Granted	16,277,750	7.47

Balance as of December 31, 2019	17,536,250	7.02	—
Forfeited/Cancelled	(11,942,250)	6.11
Granted	8,786,875	2.51

Balance as of December 31, 2020	14,380,875	$5.02	$1,535,818

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on December 31, 2020 and December 31, 2019, respectively, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their in-the-money options on December 31, 2020 and December 31, 2019. This amount will change in future periods based on the fair market value of the Company’s stock and the number of options outstanding.

The following table summarizes the Subordinate Voting Shares stock options that remain outstanding as of December 31, 2020:

Security Issuable	Expiration Date	Number of Stock Options	Exercise Price	Stock Options Exercisable
Subordinate Voting Shares	November 14, 2028 - December 31, 2030	14,380,875	1.09 - 8.75	2,326,000

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following table summarizes the Subordinate Voting Shares stock options that remain outstanding as of December 31, 2019:

Security Issuable	Expiration Date	Number of Stock Options	Exercise Price	Stock Options Exercisable
Subordinate Voting Shares	November 14, 2028 - December 19, 2029	17,536,250	2.12 - 8.75	1,758,125

During the years ended December 31, 2020 and 2019, the Company recorded $22.5 million and $17.7 million of share-based compensation expense, respectively.

The fair value of the stock options granted was determined using the Black-Scholes option-pricing model with the following weighted average assumptions at the time of grant:

	2020	2019
Risk-Free Annual Interest Rate	2.00% - 2.25%	2.00% - 2.25%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	83% - 99%	85% - 95%
Expected Life of Stock Options	6.25 Years	6.25 Years

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on Government of Canada bond issues with a remaining term approximately equal to the expected life of the options.

During the years ended December 31, 2020 and 2019, the weighted-average fair value of stock options granted was $1.81 and $5.57 per option. As of December 31, 2020 and 2019, stock options outstanding have a weighted-average remaining contractual life of 8.2 and 9.1 years, respectively. At December 31, 2020, the total unrecognized compensation cost related to the nonvested awards granted and expected to vest was $19.2 million. This cost is expected to be recognized over a weighted-average period of 2.2 years.

On February 4, 2020, the Company announced that former Co-Executive Chairman Jason Vedadi, CEO Steven M. White, and another member of the Company’s management team, voluntarily surrendered without consideration a total of 2,400 stock options which increased the number of stock options available to other eligible employees of the Company. Following the surrender, key personnel of the Company were awarded approximately 3,000 equity options in recognition of their work and incentive for continued dedication to the Company. Certain stock options were re-granted based on original grant date, allowing for 25% of options to be vested immediately upon grant. As part of the redistribution of equity options, Harvest recognized a non-cash charge of approximately $10.2 million during the first quarter of 2020. The non-cash charge is an accounting treatment that relates to the surrender of equity options and associated acceleration of unrecognized expense tied to the original option grants.

Restricted Stock Units

On December 31, 2020, the Company granted 208,348 restricted stock units. These restricted stock units vest in 2021. On October 6, 2020 and August 3, 2020, the Company granted 173,450 and 312,277 restricted stock units, respectively. These restricted stock units vested in 2020. On April 6, 2020, the Company granted 98,765 restricted stock units. These restricted stock units vest throughout the 2020 and 2021 calendar year. On May 2,

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

2019, the Company granted 60,329 restricted stock units. These restricted stock units vested throughout the 2019 calendar year. The following table summarizes the status of the restricted stock units:

Number of Restricted Stock

	Units	Weighted- Average Grant Price
Balance as of December 31, 2018	—	$—
Granted	60,329	8.28
Forfeited	(10,029)	8.28
Vested	(50,300)	8.28

Balance as of December 31, 2019	—	—
Granted	792,840	1.36
Vested	(551,567)	1.08

Balance as of December 31, 2020	241,273	$2.01

During the years ended December 31, 2020 and 2019, the Company recorded $0.6 million and $0.4 million of share-based compensation expense, respectively, for restricted stock units granted and vested during the period.

17.	STOCKHOLDERS’ EQUITY

Description of the Company’s Securities

The Company is authorized to issue an unlimited number of Subordinate Voting Shares (“SVS” or “Subordinate Voting Shares”), Multiple Voting Shares (“MVS” or “Multiple Voting Shares”) and Super Voting Shares, all with no par value. Each Multiple Voting Share converts into 100 Subordinate Voting Shares and each Super Voting Share converts into one Subordinate Voting Share. Holders of SVS are entitled to one vote in respect of each SVS held at stockholder meetings of the Company. Holders of MVS are entitled to 100 votes in respect of each MVS held at stockholder meetings of the Company. Holders of Super Voting Shares are entitled to 200 votes in respect of each Super Voting Share held at stockholder meetings of the Company.

Warrants

During the years ended December 31, 2020 and 2019, the Company issued 12,568,676 and 6,303,438 stock warrants to purchase the Company’s SVS. The Company issued 55,350 stock warrants to purchase the Company’s MVS during the year ended December 31, 2020. No stock warrants to purchase the Company’s MVS were issued during the year ended December 31, 2019. These warrants were issued to buyers of the Company’s debt and equity. The company did not record any share-based compensation expense for stock warrants granted during the years. The stock warrants qualify for liability classification in accordance with ASC 815, Derivatives and Hedging.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

A summary of the status of the stock warrants outstanding, on an as-converted basis for SVS, is as follows:

	Number of Stock Warrants	Weighted- Average Exercise Price
Balance as of December 31, 2018	1,322,554	$6.55
Issued	6,303,438	8.74
Exercised	(785,469)	6.48

Balance as of December 31, 2019	6,840,523	8.58
Issued	18,103,676	1.87
Forfeited	(537,085)	6.61

Balance as of December 31, 2020	24,407,114	$4.11

The following table summarizes the stock warrants that remain outstanding as of December 31, 2020:

Security Issuable	Expiration Date	Number of Stock Warrants	Exercise Price	Stock Warrants Exercisable
Subordinate Voting Shares	May 2022 - April 2023	18,872,114	$2.40 to $14.27	18,872,114
Multiple Voting Shares	April 2021 - April 2023	55,350	$200	55,350

The fair value of the stock warrants granted was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2020	2019
Risk-Free Annual Interest Rate	2.15%	2.15%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	70% - 99%	70%
Expected term	1.0 - 5.0 years	3 Years

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. The expected life in years represents the period of time that stock warrants issued are expected to be outstanding. The risk-free rate is based on Government of Canada bond issues with a remaining term approximately equal to the expected life of the warrants.

During the years ended December 31, 2020 and 2019, the weighted-average fair value of the stock warrants granted was $0.58 per warrant and $1.82 per warrant, respectively. As of December 31, 2020 and 2019, stock warrants outstanding have a weighted-average remaining contractual life of 1.8 and 2.4 years, respectively.

Shares Issued

On October 28, 2020, the Company completed a bought deal offering in Canada, pursuant to which Harvest sold an aggregate of 20,354,080 units at a price of $1.72 per unit for gross proceeds of $35.0 million. Each unit consisted of one SVS and one-half of one common share purchase warrant. Each warrant is exercisable into one SVS with an exercise price of $2.29. The Company paid a cash commission of $2.5 million to the underwriters and issued them 1,119,474 compensation warrants for underwriting services received. Each compensation warrant is exercisable into one unit with a $1.72 per unit exercise price. After deducting underwriting fees of $2.5 million and other offering costs of $0.1 million, the Company received net proceeds $32.4 million.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

On March 13, 2020, the Company completed an offering (the “Offering”) on a non-brokered private placement basis to a select group of investors, of $59.0 million of the Company’s multiple voting shares at a price of $141 per share (or $1.41 per subordinate voting share on an as-converted basis) resulting in the issuance of 418,439 multiple voting shares. Proceeds of the Offering will be used for capital expenditures, pending acquisitions, and general corporate purposes.

Shares Held in Escrow

As of December 31, 2020, the Company has 2,000,000 SVS held in escrow to be released on the achievement of certain milestones. The conditions for release were not met as of December 31, 2020. The shares are non-employee compensation for raising equity.

The following presents the total outstanding SVS if converted as of December 31, 2020:

Number of Shares at	Total Subordinated Voting
Share Class	December 31, 2020	Conversion Factor	Shares if Converted
Super Voting Shares	2,000,000	1	2,000,000
Multiple Voting Shares	1,828,422	100	182,842,200
Subordinate Voting Shares	220,913,258	1	220,913,258

Total			405,755,458

18.	NET LOSS PER SHARE

Calculation of net loss per common share attributable to Harvest Health & Recreation Inc. is as follows (in thousands, except per share data):

	For the Year Ended December 31,
	2020	2019
Net loss attributable to Harvest Health & Recreation Inc.	$(59,630)	$(166,735)
Net loss attributable to discontinued operations, net of tax	$(1,278)	$(568)
Basic weighted-average number of shares outstanding	354,757,211	285,853,929

Net loss per share attributable to HarvestHealth & Recreation Inc. - basic and diluted	$(0.17)	$(0.58)
Net loss per share attributable to discontinued operations, net of tax	$—	$—

As the Company is in a loss position for both of the years ended December 31, 2020 and 2019, the inclusion of options and warrants in the calculation of diluted earnings per share would be anti-dilutive, and, accordingly, were excluded from the diluted loss per share calculation. The weighted-average number of shares outstanding assumes the conversion of all MVS and Super Voting Shares into Subordinate Voting Shares (“SVS”).

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following table summarizes the potential SVS that were excluded as they were anti-dilutive:

	December 31,
	2020	2019
Stock options and restricted stock units	14,622,148	17,536,250
Warrants(1)	26,086,325	6,840,523
Convertible debt	11,481,957	11,481,957

	52,190,430	35,858,730

(1)	Includes the compensation warrants issued for underwriting services in the bought deal financing.

19.	FAIR VALUE AND RISK MANAGEMENT

The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers:

•	Level 1- defined as quoted market prices in active markets for identical assets or liabilities

•

Level 2-defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities and

•	Level 3- defined as unobservable inputs that are not corroborated by market data.

Cash and cash equivalents, restricted cash, net accounts receivable, income tax refund receivable and accounts payable represent financial instruments for which the carrying amount approximates fair value, as they are short- term in nature. These instruments are accordingly excluded from the disclosures below.

Some of the Company’s business combinations involve consideration transferred and potential for the payment of future contingent consideration upon the achievement of future milestones or various other performance conditions. The contingent consideration liabilities have estimated fair values based on discounted or undiscounted future cash flow estimates obtained from the Company’s management. The fair value of the contingent consideration is remeasured at the estimated fair value at each reporting period with the change in fair value recognized as a component of “other income or expense” in the Consolidated Statements of Operations for the respective period.

The Company measures the initial liability and remeasures the liability on a recurring basis using Level 3 inputs as defined under ASC 820, Fair Value Measurement and Disclosures. Significant judgment is employed in determining the appropriateness of these assumptions as of the acquisition date and for each subsequent period. The fair value is determined using a discounted cash flow model applied to projected net sales, using projected payment dates. Projected net sales are based on the Company’s internal projections, analysis and the sales potential. Increases or decreases in any valuation inputs, in isolation, may result in a significantly lower or higher fair value measurement in the future.

The Company recorded a $13.5 million gain on a contingent liability settlement during the three months ended March 31, 2020 related to contingent consideration payable on the acquisition of CBx, which closed in

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

November of 2018. The payout was originally valued at $16.0 million gross, with a discounted carrying value of $15.1 million, based on management’s estimates of achieving various options of earnout goals. Upon determination of the payout, the fair value of the liability was estimated to be $2.8 million and a gain of the fair value adjustment of $12.6 million was recognized. The remaining liability of $2.8 million was paid in shares during the six months ended June 30, 2020.

During the year ended December 31, 2020 and December 31, 2019, the Company issued 18,582,250 and 6,303,438 stock warrants, respectively. The stock warrants are accounted for as a warrant liability. The estimated fair value of the liability is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument. Increases or decreases in the fair value of the Company’s liability associated with the warrant liability are reflected as “fair value of liability adjustments” in the Consolidated Statements of Operations for the respective period.

The following assumptions were used to determine the fair value of the warrant liabilities using the Black- Scholes option-pricing model:

	December 31, 2020	December 31, 2019
Risk-free annual interest rate	2.15%	2.15%
Expected annual dividend yield	0%	0%
Expected stock price volatility	99%	79%
Remaining life	0.3 - 5.0 years	2.6 Years

The warrant liability is fair valued using a Black-Scholes model and methodologies and significant grant-date assumptions are disclosed in Note 17.

We estimate the fair value of our convertible debt carried at face value less unamortized discount and issuance costs on a quarterly basis for disclosure purposes. The estimated fair value of our convertible debt is determined by Level 2 inputs and is based on observable market data including prices for similar instruments.

	December 31, 2020		December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Debt	94,110	18,913	79,357	27,978

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2020:

	Level 1	Level 2	Level 3	Total
Financial Assets Corporate investments	—	—	$19,091	$19,091

Financial Assets Total	$—	$—	$19,091	$19,091

Financial Liabilities
Contingent consideration	—	—	17,985	17,985
Warrant liability	—	—	20,908	20,908

Financial Liabilities Total	$—	$—	$38,893	$38,893

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The following table summarizes the Company’s assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial Liabilities
Contingent consideration	—	—	30,013	30,013
Warrant liability	—	—	5,516	5,516

Financial Liabilities Total	$—	$—	$35,529	$35,529

The following table depicts the level in the fair value hierarchy of inputs used to estimate the fair value of liabilities measured on a recurring basis as of December 31, 2020:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Warrant Liability	Contingent Consideration	Acquisition Consideration(1)
Balance at January 1, 2020	$5,516	$30,013	$—
Total gains or losses for the period:
Included in earnings (or change in net assets)	5,294	4,831	—
Issuances	10,098	5,000	19,091
Settlements	—	(21,859)	—

Balance at December 31, 2020	$20,908	$17,985	$19,091

(1)	The consideration was in the form of private entity securities.

The following table depicts the level in the fair value hierarchy of inputs used to estimate the fair value of liabilities measured on a recurring basis as of December 31, 2019:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Warrant Liability	Contingent Consideration
Balance at January 1, 2019	$—	$29,710
Total gains or losses for the period:
Included in earnings (or change in net assets)	(5,972)	(3,847)
Purchases	—	4,150
Issuances	11,488	—
Settlements	—	—

Balance at December 31, 2019	$5,516	$30,013

20.	COMMITMENTS AND CONTINGENCIES

Regulatory Environment

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits or licenses that

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2020, marijuana regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Contingencies

Claims & Legal Proceedings

From time to time, the Company may be involved in legal proceedings, including litigation or regulatory proceedings relating to claims arising out of operations in the normal course of business. In accordance with the current accounting standards for loss contingencies under Accounting Standard Codification Topic 450, we establish reserves for litigation-related matters that arise from the ordinary course of our business activities when it is probable that a loss associated with a claim or proceeding has been incurred and the amount of the loss can be reasonably estimated. Litigation claims and proceedings of all types are subject to many uncertain factors that generally cannot be predicted with assurance. By their nature, the amount of the contingency and the timing of a contingent event and any resulting accounting recognition are subject to our judgment of such events and our estimates of the amounts. Below we provide a description of potentially material legal proceedings and claims.

Interurban Capital Group, Inc.

The Company acquired Interurban Capital Group, Inc. (“ICG”) via a merger agreement on March 10, 2020. On April 3, 2020, the Company filed a Notice of Intention to Arbitrate before the Judicial Dispute Resolution, LLC in Seattle, Washington against Boyden Investment Group, LLC; Tierra Real Estate Group, LLC; Have A Heart Compassion Care, Inc.; Phat Sacks Corp.; Green Outfitters, LLC (collectively, the “Washington Entities”) and Ryan Kunkel (“Kunkel”, together with the Washington Entities, the “Respondents”) to compel mandatory arbitration for breach of contract, engaging in unfair or deceptive acts or practices in the conduct of the Respondents trade or commerce and affects the public interest, tortious interference with contractual relationships, and awards of damages, treble damages, and fees and costs (the “Arbitration”). Ryan Kunkel (“Kunkel”) is a former officer, director and shareholder of ICG and manager and equity holder in the Washington Entities. The Arbitration relates to Amended and Restated Services Agreements entered into between ICG and the Washington Entities pursuant to which they agreed to pay ICG fees for services it provides to them (the “Service Agreements”). On April 2, 2020, the Respondents filed a motion for temporary restraining order in the Superior Court for the State of Washington, in and for the County of King, seeking access to certain records and accounts related to the operation of the Washington Entities’ business (the “TRO Action”). On April 7, 2020, the court denied the motion in the TRO Action and found, among other things, that the Retailers failed to show (i) they were likely to prevail on their claim that ICG breached the Service Agreements, (ii) a clear legal or equitable right to the relief sought, (iii) an invasion of their rights, and (iv) they would suffer an actual and substantial injury (the “TRO Order”). On April 8, 2020, the Respondents filed a motion for dismissal of the TRO Action and the case has been dismissed. In a separate lawsuit, ICG filed a petition for provisional remedies in aid of arbitration against each of the Washington Entities seeking prejudgment writs of attachment as a result of the Respondents’ conduct related to the termination of the Service Agreements (the “Provisional Remedies Action”). The Receiver Action and the Provisional Remedies Action have since been consolidated before the superior court. On June 3, 2020 the arbitrator granted ICG’s motion to voluntarily dismiss Mr. Kunkel from the Arbitration. On June 12, 2020, the arbitrator denied ICG’s motions to appoint a Custodial Receiver and for prejudgment writs of attachment and the Washington Retailer’s motion to turn over records and accounts and to prohibit ICG from interfering in the Washington Entities’ Operations or Accessing Records and Accounts (collectively, the “June 12 Orders”). On April 17, 2020, the Washington Entities filed a Motion for Summary

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

Judgment alleging that the Service Agreements were improperly assigned after the Washington Entities terminated them. On October 20, 2020 the Washington Entities filed a Motion to Continue Evidentiary Hearing Date. On November 2, 2020, the arbitrator entered an order continuing the evidentiary hearing to February 1, 2021.

On May 28, 2020, ICG filed a complaint in the King County Superior Court against the Respondents and other members of the Washington Entities and their wives alleging a breach of the Washington Entities Options by Kunkel, Charles Boyden, Todd Shirley, Joshua Iszley and James Duvall (collectively, the “Washington Entities Sellers”) who are the selling parties to the Washington Entities Options (the “Washington Options Litigation”). The complaint filed in the Washington Options Litigation alleges breach of contract, engaging in unfair or deceptive acts or practices in the conduct of the Washington Entities Sellers and the Washington Entities trade or commerce and affects the public interest, civil conspiracy, tortious interference with contractual relationships, fraud and awards of damages, treble damages, and fees and costs. The Washington Entities Sellers filed a Motion for Partial Summary Judgment and to Stay Case Pending the Outcome at Arbitration (the “Summary Judgment/ Stay Motion”). The court dismissed the complaint against the Washington Entities with prejudice and stayed the action against the Washington Entities Sellers pending the outcome of the Arbitration.

On November 9, 2020, Boyden Investment Group, LLC; Tierra Real Estate Group, LLC; Have A Heart Compassion Care, Inc.; Phat Sacks Corp.; Green Outfitters, LLC (collectively, the “Washington Entities” and certain of its owners (collectively, the “Washington Entity Owners”) and one of our wholly owned, indirect subsidiaries entered into a binding Settlement Agreement (the “Washington Settlement Agreement”). Pursuant to the terms of the Washington Settlement Agreement, the parties agreed to, among other things, settle the previously disclosed arbitration and state court litigation related to the termination of certain service agreements between us and the Washington Entities (the “Service Agreements”) and our options to acquire the Washington Entities and enter into definitive agreements setting forth the terms of the settlement which were executed as of December 31, 2020. As consideration for entering into the Washington Settlement Agreement, the Washington Entity Owners cancelled 42,378.4 Multiple Voting Shares (4,237,840 Subordinate Voting Shares on an as-converted basis) we issued to the Washington Entity Owners in connection with the ICG Merger and the Washington Entities issuance to us of a $12.0 million principal amount secured promissory note. The secured promissory note bears interest at the rate of 7.5% per annum with principal and interest payable monthly until maturity five years after the date of issuance. The parties signed such definitive agreements on December 31, 2020, resulting in the cancellation of 42,378.4 Multiple Voting Shares on December 31, 2020, and the execution of a $12.0 million promissory note in our favor, with such promissory note and other agreements securing the secured promissory note being held in escrow pending regulatory approval. Such agreements remain subject to regulatory approval by the Washington State Liquor and Cannabis Board.

Devine Holdings, Inc.

On March 25, 2020, the Company filed a complaint in the Superior Court of the State of Arizona, in and for the County of Maricopa (Case No. CV2020-003986) against Devine Holdings, Inc. and certain of its affiliates and related parties (the “Devine Parties”) to compel mandatory arbitration for breach of contract and breach of the implied covenant of good faith and fair dealing claims, and the remedies of appointment of a receiver, specific performance, disgorgement and awards of attorney’s fees, forum fees and costs. The Devine Lawsuit relates to a binding agreement entered into among the Company and the Devine Parties on February 12, 2019, as supplemented by August 15, 2019 Closing Agreement documentation, pursuant to which Devine Hunter, Inc. agreed to sell to Harvest six cannabis license-holding entities in Arizona. On September 8, 2020, the Devine Parties filed a counterclaim against the Company seeking specific performance of a merger agreement and closing agreement they claim existed among the Devine Parties and the Company.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

On October 30, 2020, the Company settled the Devine Lawsuit whereby the Company acquired from Devine Holdings three vertical medical cannabis licenses in Arizona and a right of first refusal to acquire four additional vertical medical cannabis licenses in Arizona. The purchase price for the acquisition was for consideration which includes the repayment by Devine Holdings of an outstanding $10.5 million receivable owed to Harvest concurrently with the license acquisition.

Falcon International, Inc.

On January 6, 2020, the Company terminated the Agreement and Plan of Merger and Reorganization entered into among the Company, Harvest California Acquisition Corp., Falcon International Corp. and its shareholders dated February 14, 2019, as amended (the “Falcon Merger Agreement”). The Falcon Merger Agreement was terminated as a result of defaults by Falcon and its shareholders incapable of being cured, and other improper conduct of Falcon and its principal officers and directors, James Kunevicius and Edlin Kim. On January 6, 2020, the Company also filed suit in the U.S. District Court for the District of Arizona (Case No. 2:20-cv-00035-DLR) (the “Falcon Lawsuit”), which identified the grounds for termination and sought a court order compelling Falcon and its shareholders to arbitrate the Company’s claims. On February 7, 2020, an Amended Complaint was filed as a matter of course, providing greater specificity after certain defendants filed a motion to dismiss. On February 26, 2020, Falcon, its subsidiaries, and its founders all stipulated to the relief sought by the Amended Complaint, to refer the matter to binding, private arbitration before the American Arbitration Association (“AAA”).

On March 6, 2020, the Court ordered the parties to the stipulation to binding, private arbitration of the matter before the AAA. The remedies the Company seeks in the AAA arbitration include rescission and/or termination of the Falcon Merger Agreement, all agreements entered into in connection with the Falcon Merger Agreement and the Control Person Transaction discussed below, an award of restitutionary damages from Falcon and its shareholders including repayment of funds advanced pursuant to promissory notes issued by Falcon and its subsidiaries in connection with the Falcon Merger Agreement, appointment of a receiver for Falcon and an award of attorneys’ fees, arbitration forum fees and costs. Remedies sought by the Company in arbitration also include rescission and/or termination remedies concerning the Control Person Transaction referenced in that certain Membership Interest Purchase Agreement entered into among James Kunevicius and Edlin Kim (collectively, the “Selling Owners”), Elemental Concepts, LLC and Compass Point, LLC (the “Sellers”) and Harvest of California, LLC (a wholly owned subsidiary of the “Company”) dated June 7, 2019 (the “MIPA”). Pursuant to the terms of the MIPA, the Company purchased 100% of the membership interests in two entities that hold commercial cannabis licenses in California (the “Purchased Interests”) for a purchase price of $4.1 million (the “Purchase Price”). These remedies include seeking an order which would effectively require the equivalent of the Selling Owners and the Sellers being required to repurchase from the Company all of the Purchased Interests for an amount equal to the Purchase Price as provided for in the MIPA.

On July 2, 2020, Falcon and two of its shareholders filed a counterclaim against the Company in the AAA arbitration proceeding. The counterclaim alleges that the Company breached the Falcon Merger Agreement, breached an implied covenant of good faith and fair dealing and intentionally interfered with Falcon’s prospective business relations and seeks monetary damages of $50.0 million pursuant to the Falcon Merger Agreement. On March 13, 2021, the parties entered into a binding settlement agreement, resulting in a final dismissal of all litigation and arbitration between them arising out of the 2019 merger agreement. In accordance with the settlement terms, Harvest owns a 10% equity interest in Falcon. Each share comes with a 10-year warrant entitling Harvest to purchase two (2) common shares of Falcon at an exercise price of US$1.91, subject to customary anti-dilution adjustments in the event of stock splits, stock dividends and similar corporate events.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

AGRiMED Industries of PA, LLC

The Company is appealing the Commonwealth of Pennsylvania Department of Health (“PDOH”), June 2019 denial of the renewal of a grower/processor permit issued to AGRiMED Industries of PA, LLC (“AGRiMED”) which the Company acquired through a Membership Interest Purchase Agreement on May 20, 2019. On August 28, 2019, AGRiMED filed a timely Notice of Appeal with the PDOH Docket No. 19-068 GP on the grounds that, among other things, the PDOH is equitably estopped and abused its discretion in refusing to renew AGRiMED’s permit, given AGRiMED’s recent change in ownership, the PDOH’s awareness of that change, and the limited scope of AGRiMED’s operations at the time of the non-renewal, of which the PDOH was similarly aware. Further, AGRiMED asserted that the PDOH had failed to provide AGRiMED with an opportunity to respond to or otherwise cure or correct any alleged violations identified by the PDOH. Although the Company is appealing the PDOH’s denial of the renewal of the grower/processor permit, it cannot predict its outcome. Furthermore, resolution of this matter is subject to inherent uncertainties, and an unfavorable result could occur. An unfavorable result could include the permanent loss of AGRiMED’s grower/processor permit in Pennsylvania. If an unfavorable result were to occur, such a result is not reasonably expected to have a material effect on the results of the Company’s consolidated operations.

The AGRiMED permit is simultaneously subject to litigation from a third-party seeking revocation of the permit. The possible revocation is related to an administrative challenge filed by Bay LLC, which was the next highest scoring applicant when AGRiMED was awarded a permit. Bay LLC’s objection to the award of the AGRiMED permit is due to the fact that one of AGRiMED’s principals (pre-Harvest’s MIPA to operate the permit) failed to disclose a criminal conviction on the AGRiMED application. On November 9, 2020, the PDOH Deputy Secretary ruled that the AGRiMED permit should not be revoked based upon an equitable estoppel theory. On December 3, 2020 Bay LLC filed a Petition for Review of the November 9, 2020 PDOH determination in the Pennsylvania Commonwealth Court. Briefing of that appeal is expected to be complete in May 2021.

Rainbow Lease and Real Estate Litigation

On June 4, 2020, Rainbow HAH Council Bluffs LLC, Rainbow HAH Santa Cruz LLC, Rainbow HAH Coalinga LLC and Rainbow Realty Group LLC (collectively, the “Plaintiffs”) filed a complaint in the Supreme Court of the State of New York, County of Nassau (Index No.: 605323/2020) against the Company and certain of its subsidiaries and certain of its current officers and directors, including Scott Atkison (the “Harvest Defendants”), ICG and certain of its subsidiaries, Hightimes Holding Corp. and one of its subsidiaries, Ryan Kunkel (“Kunkel”) and James Dennedy (“Dennedy”). Mr. Atkison is a former shareholder and director of ICG and is a party to the ICG Merger Agreement and as result thereof, he, along with other former ICG shareholders including Daniel Reiner, a shareholder of the Company the beneficial owner of greater than 5% of our equity securities, may have indemnification obligations to the Company. On September 24, 2020, the Plaintiffs filed an amended complaint (the “Amended Rainbow Complaint”). The Amended Rainbow Complaint alleges, among other things, that the Plaintiffs were fraudulently induced by Kunkel and Dennedy and aided and abetted by the Harvest Defendants into paying $3.5 million to purchase three cannabis dispensaries that were leased by Have a Heart branded dispensaries in Council Bluffs, Iowa, Coalinga, California and Santa Cruz, California (the “Gerra Properties”). The properties were sold to the Plaintiffs by Gerra Capital Management which was owned and controlled by certain former ICG directors and shareholders which included Kunkel and Dennedy. The Amended Rainbow Complaint alleges breach of lease, breach of guaranty, breach of the implied covenant of good faith and fair dealing, fraud in the inducement, conspiracy to commit fraud, aiding and abetting fraud, violations of debtor creditor law and piercing the corporate veil (the “Rainbow Litigation”).

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

The Rainbow Litigation is in the pleading stage of litigation. In December 2020, the case transferred to the Commercial Division of the Supreme Court of the State of New York, County of New York (Index No.: 452625/2020). According to a stipulation between the parties, the Harvest Defendants must respond to the Amended Rainbow Complaint by April 5, 2021. No discovery has commenced. The Harvest Defendants intend to vigorously defend themselves and believe that the allegations against them lack merit. The Company is evaluating potential claims against the former stockholders of ICG pursuant to the ICG Merger Agreement, Kunkel, Dennedy and the other owners of Gerra Properties, some of whom are former ICG directors and shareholders.

Litigation Assessment

The Company has evaluated its claims and the foregoing matters to assess the likelihood of any unfavorable outcome and to estimate, if possible, the amount of potential loss as it relates to the litigation discussed above. Based on this assessment and estimate, which includes an understanding of the Company’s intention to vigorously prosecute its claims, the Company believes that any defenses of any of the counterparties lack merit, and the likelihood of any recoveries by any of the counterparties against the Company appears remote. This assessment and estimate is based on the information available to management as of the date of these financial statements and involves a significant amount of management judgment, including the inherent difficulty associated with assessing litigation matters in their early stages. As a result, the actual outcome or loss may differ materially from those envisioned by the current assessment and estimate. Our failure to successfully prosecute or settle these claims could have a material adverse effect on our financial condition, revenue and profitability and could cause the market value of our subordinate voting shares to decline.

21.	RELATED PARTY TRANSACTIONS

Related Party Notes Receivable

Included in notes receivable are the following amounts due from related parties:

	December 31,	December 31,
	2020	2019
Secured promissory notes dated February 2020(1)	$6,471	$—
Secured revolving notes dated December 2018 through January 2019(2)	3,581	3,581

Total due from related party (current portion notes receivable)	$10,052	$3,581

(1)

Secured promissory note dated February 2020 in the principal amount of $5.0 million with maturity date of 18 months after the date that Harvest of Ohio, LLC has received all three certificates of operation to commence medical marijuana dispensary operations in the Ohio; principal is due at maturity. Interest rate of 6% per annum, due at maturity. The secured note of $5.0 million is due from Harvest of Ohio LLC, an Ohio limited liability company owned 49% by Steven M. White, the Chief Executive Officer of the Company and an entity in which the Company has an investment interest. The Company accounts for the investment interest under the equity method. During the year ended December 31, 2020, interest income was $0.3 million.

(2)	Secured revolving notes dated December 2018 through January 2019 in the aggregate principal amount of $3.6 million which are due from AINA We Would LLC, the borrower, of which Harvest owns a 25%

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

interest. The notes mature between December 2019 and February 2020 and the principal is due at maturity. The secured revolving notes which mature between December 2019 and February 2020 are currently in default. The Company is negotiating a settlement agreement with the debtor and, at this time, expects to receive the full principal balance. The secured revolving notes have interest rates of 8.25 – 8.5% per annum with interest payments due monthly. AINA We Would LLC can draw up to $30.0 million, with each advance subject to the approval of AINA We Would LLC and the Company in their sole discretion. During the years ended December 31, 2020 and 2019, interest income was $0.1 million and $0.3 million, respectively.

Related Party Leases

Included in the Consolidated Balance Sheets are the following amounts recorded for leases with related parties:

	December 31,	December 31,
	2020	2019
Right-of-use assets for operating leases, net	$5,621	$6,321
Operating lease liability, current portion	(135)	(428)
Operating lease liability, net of current portion	(5,595)	(5,533)

AZRE2, LLC owns a building located at 300 East Cherry Street, Cottonwood, Arizona 86326, which it leases to Harvest to use as a cultivation facility. The lease commenced on August 1, 2019 for a 15 year term and rent payments were approximately $0.5 million and $0.2 million, respectively, for the years ended December 31, 2020 and 2019. The Company incurred rent expense of $0.6 million and $0.2 million, respectively, in relation to this lease for the years ended December 31, 2020 and 2019. Jason Vedadi, the former Chairman of the Board of Harvest, is the sole owner of AZRE2, LLC. $1.4 million is due to Karma Capital, LLC, an entity wholly owned by Mr. Vedadi, to pay back the loan given to purchase the Cottonwood property.

Karma Capital, LLC owns a building located at 2726-2734 E. Grant Road Tucson, Arizona 85716, which it leases to Harvest to use as a dispensary. The lease commenced on July 1, 2017 for a 15 year term and rent payments were approximately $0.1 million for both the years ended December 31, 2020 and 2019. The Company incurred rent expense of $0.2 million in relation to this lease for both the years ended December 31, 2020 and 2019. Mr. Vedadi, the former Chairman of the Board of Harvest, is the sole owner of Karma Capital, LLC. Karma Capital, LLC has received approximately $0.4 million in rental income since July 2017.

Earbuds, LLC owns a building located at 4370 Tonawanda Trail Beaver Creek, Ohio 45430, which it leases to Harvest to use as a dispensary. The lease commenced on April 1, 2020 for a 15 year term and rent payments were less than $0.1 million for the year ended December 31, 2020. There was also an additional fee paid of approximately $0.1 million provided to the landlord for previous costs incurred to purchase the building. The Company incurred rent expense of less than $0.1 million in relation to this lease for the year ended December 31, 2020. Each of Mr. Vedadi, the former Chairman of the Board of Harvest, Joseph Sai, Harvest’s Chief of Staff and Howard Hintz, Harvest’s former Director of Contracts, are partners of Earbuds, LLC. Each of the three partners of Earbuds, LLC are entitled to an equal distribution share of the accrued rental income. $0.4 million is due to SMRE LLC (an entity owned by Mr. Sai), Things Change LLC (an entity owned by Mr. Hintz) and TJV-168 LLC (an entity owned by Mr. Vedadi) to pay back the loan given to purchase the Beaver Creek, OH property. Each partner loaned $0.1 to Earbuds, LLC to acquire the property.

HARVEST HEALTH & RECREATION INC.

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of United States dollars unless otherwise stated)

22.	Subsequent Events

Sale Leaseback Transaction

On January 25, 2021, the Company sold an industrial cultivation property totaling approximately 292,000 square feet for $23.8 million. Concurrent with the sale, the Company leased the property back under a 20 year lease with two 5-year extension options. The lease includes a $10.8 million tenant improvement allowance to reimburse the Company for costs incurred to improve the property.

Related Party Note Receivable

In February 2021, the Company issued $3.0 million to Harvest of Ohio, LLC in exchange for a $3.0 million secured promissory note. The note has a maturity date that is 30 months after the date that Harvest of Ohio, LLC has received all three certificates of operation to commence medical marijuana dispensary operations in the State of Ohio; principal is due at maturity. The note has an interest rate of 17% per annum, due at maturity. Harvest of Ohio LLC, an Ohio limited liability company, is owned 49% by Steven M. White, the Chief Executive Officer of the Company and an entity in which the Company has an investment interest.

Falcon International, Inc. Litigation Settlement

On March 13, 2021, the Company settled the Falcon Lawsuit whereby the Company received 10% equity ownership in Falcon and each share received came with a 10-year warrant to acquire two common shares of Falcon at an exercise price of $1.91 per warrant. In exchange, the Company settled the $50.0 million of notes receivable, including accrued interest receivable, due from Falcon. An estimate of the financial effect of this settlement to the Company cannot be made as of the date of filing this annual report.

1,577,600 Subordinate Voting Shares

PROSPECTUS

January 28, 2022